As confidentially submitted to the Securities and Exchange Commission on September 16, 2020.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MediaAlpha, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	7370	85-1854133
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
	700 South Flower Street, Suite 640 Los Angeles, California 90017 (213) 316-6256
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Tigran Sinanyan Chief Financial Officer MediaAlpha, Inc. 700 South Flower Street, Suite 640 Los Angeles, California 90017 (213) 316-6256
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
C. Daniel Haaren, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 Telephone: (212) 474-1322 Telecopy: (212) 474-3700	Lance Martinez, Esq. MediaAlpha, Inc. 700 South Flower Street, Suite 640 Los Angeles, California 90017 Telephone: (213) 316-6256	Byron B. Rooney, Esq. Roshni Banker Cariello, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000 Telecopy: (212) 701-5800

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Primary Offering: Class A common stock, $0.01 par value per share	$	$
Secondary Offering: Class A common stock, $0.01 par value per share	$	$

(1)	Includes shares of Class A common stock granted pursuant to the underwriters’ option to purchase additional shares.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended, based on an estimate of the proposed maximum aggregate offering price.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated                     , 2020

Preliminary prospectus

Primary offering of              shares of Class A common stock

Secondary offering of              shares of Class A common stock

MediaAlpha, Inc.

This is an initial public offering of Class A common stock by MediaAlpha, Inc. We are offering                  shares of our Class A common stock, $0.01 par value per share (the “Class A common stock”), to be sold in the offering. The selling stockholder identified in this prospectus is offering an additional                  shares of our Class A common stock. MediaAlpha, Inc. will not receive any of the proceeds from the sale of the shares being sold by the selling stockholder, including any shares the selling stockholder may sell pursuant to the underwriters’ option to purchase additional shares of Class A common stock.

Prior to this offering, there has been no public market for our Class A common stock. We currently anticipate that the initial public offering price per share of our Class A common stock will be between $                 and $                  per share.

Upon completion of this offering, we will have two classes of common stock. Both the Class A common stock offered hereby and the Class B common stock will have one vote per share. Upon completion of this offering, we will be a holding company and our sole material asset will be all of the shares of our wholly owned subsidiary, Guilford Holdings, Inc. (“Intermediate Holdco”), which will in turn own all of the Class A-1 units of QL Holdings LLC. Immediately following this offering, the holders of our Class A common stock will collectively own 100% of the economic interests in MediaAlpha, Inc. and have     % of the voting power of MediaAlpha, Inc. (or     % if the underwriters exercise their option to purchase additional shares of Class A common stock in full). The other owners of QL Holdings LLC, Insignia and the Senior Executives (each as defined below), will have the remaining     % of the voting power of MediaAlpha, Inc. through direct or indirect ownership of our Class B common stock (or     % if the underwriters exercise their option to purchase additional shares of Class A common stock in full). White Mountains (as defined below), the Legacy Profits Interest Holders (as defined below), and the purchasers of our Class A common stock in this offering will indirectly own     %,     %, and     %, respectively, of the economic interests in QL Holdings LLC through MediaAlpha, Inc. and Intermediate Holdco (or     %,     %, and     %, respectively, if the underwriters exercise their option to purchase additional shares of Class A common stock in full). Insignia will directly own     % of the economic interests in QL Holdings LLC (or     % if the underwriters exercise their option to purchase additional shares of Class A common stock in full), and the Senior Executives will directly or indirectly own     % of the economic interests in QL Holdings LLC (or     % if the underwriters exercise their option to purchase additional shares of Class A common stock in full). Such percentages assume an offering price per share of Class A common stock of $    , which is the midpoint of the price range set forth on the cover page of this prospectus. See “Prospectus summary—The offering” for additional information.

We intend to apply to list our Class A common stock on the                under the symbol “                .”

Upon completion of this offering, we will be a “controlled company” as defined in the corporate governance rules of the              and, therefore, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. See “Management—Controlled company.”

We are an “emerging growth company,” as that term is used in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and, under applicable Securities and Exchange Commission (“SEC”) rules, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings.

	Per share	Total

Initial public offering price	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds to MediaAlpha, Inc., before expenses	$	$

Proceeds to selling stockholder, before expenses	$	$

(1)	See “Underwriting” for additional information regarding underwriter compensation.

We and the selling stockholder have granted the underwriters an option for a period of 30 days to purchase up to an additional                  shares of our Class A common stock.

Investing in our Class A common stock involves risks. See “Risk factors” beginning on page 27.

Neither the SEC nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares against payment in New York, New York on or about                 , 2020 through the book-entry facilities of The Depository Trust Company.

J.P. Morgan	Citigroup

The date of this prospectus is                    , 2020

i

About this prospectus

As used in this prospectus, unless the context otherwise indicates, any reference to “MediaAlpha,” “our Company,” the “Company,” “we,” “us,” and “our” refers to (1) QL Holdings LLC, prior to the completion of the offering reorganization described under “The reorganization of our corporate structure”, together with its consolidated subsidiaries, and (2) MediaAlpha, Inc., the issuer of the shares offered hereby, together with its consolidated subsidiaries, including QL Holdings LLC, after giving effect to such offering reorganization. QL Holdings LLC has owned all of our operating assets and all of our business since inception.

We have not, and the selling stockholder and the underwriters have not, authorized anyone to provide any information or make any representations other than those contained in this prospectus or in any free writing prospectus that we file with the SEC. We, the selling stockholder and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date regardless of the time of delivery of this prospectus or of any sale of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside of the United States: Neither we, the selling stockholder nor the underwriters have done anything that would permit our initial public offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our Class A common stock and the distribution of this prospectus outside of the United States.

Financial statements and basis of presentation

This prospectus includes audited consolidated balance sheets of QL Holdings LLC as of December 31, 2019 and December 31, 2018 and consolidated statements of operations, consolidated statements of changes in redeemable Class A units and members’ (deficit) equity, and statements of cash flows of QL Holdings LLC for the years ended December 31, 2019 and December 31, 2018 and an unaudited condensed consolidated balance sheet of QL Holdings LLC as of June 30, 2020 and condensed consolidated statements of operations, consolidated statements of changes in redeemable Class A units and members’ (deficit) equity, and statements of cash flows for the six month periods ended June 30, 2020 and June 30, 2019. We have not included the historical financial statements of MediaAlpha, Inc. in this prospectus because MediaAlpha, Inc. was formed for the purpose of this offering, has engaged to date only in activities in contemplation of this offering and has no operations and only nominal assets. Following the completion of this offering, MediaAlpha, Inc. will be a holding company and its sole material asset will be all of the shares of its wholly owned subsidiary, Intermediate Holdco, which will in turn own all of the Class A-1 units of QL Holdings LLC. We have not included the historical financial statements of Intermediate Holdco because at the time it is contributed to MediaAlpha, Inc. in the offering reorganization, its only assets will be the Class A-1 units of QL Holdings LLC and deferred tax assets and liabilities of Intermediate Holdco, primarily related to historical net operating loss carryforwards attributable to periods prior to this offering. See “Unaudited pro forma consolidated financial information” for certain unaudited financial information about Intermediate Holdco. All of our business has historically been and will continue to be conducted through QL Holdings LLC, together with its subsidiaries. The financial results of Intermediate Holdco and QL Holdings LLC will be consolidated in the financial statements of MediaAlpha, Inc. following this offering.

Following the completion of this offering, we intend to include the financial statements of MediaAlpha, Inc. and its consolidated subsidiaries in our periodic reports and other filings as required by applicable law and the rules and regulations of the SEC. See “Management’s discussion and analysis of financial condition and results of operations” for more information.

Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in this prospectus may not be arithmetic aggregations of the figures to which they relate as shown in this prospectus. Percentages included in this prospectus have also been subject to rounding adjustments.

Certain definitions

As used in this prospectus (excluding our consolidated financial statements beginning on page F-1):

•	“CAGR” means compound annual growth rate.

•	“Consumer Referral” means any consumer click, call or lead purchased by a buyer on our platform.

•	“Consumers” and “customers” refer interchangeably to end consumers. Examples include individuals shopping for insurance policies.

•	“Digital consumer traffic” refers to visitors to the mobile, tablet, desktop and other digital platforms of our supply partners, as well as to our proprietary websites.

•	“Direct-to-consumer” or “DTC” means the sale of insurance products or services directly to end consumers, without the use of retailers, brokers, agents or other intermediaries.

•	“Distributor” means any company or individual that is involved in the distribution of insurance, such as an insurance agent or broker.

•	“Founders” means, collectively, Steven Yi, Eugene Nonko, and Ambrose Wang.

•	“GAAP” means U.S. generally accepted accounting principles.

•	“High-intent” consumer or customer means an in-market consumer that is actively browsing, researching or comparing the types of products or services that our partners sell.

•	“Insignia” means Insignia Capital Group, L.P. and its affiliates.

•	“InsurTech” means insurance technology.

•	“Intermediate Holdco” means Guilford Holdings, Inc., our wholly owned subsidiary and the owner of all Class A-1 units of QL Holdings LLC, after giving effect to the offering reorganization.

•	“Inventory,” when referring to our supply partners, means the volume of Consumer Referral opportunities.

•

“Legacy Profits Interest Holders” means those current or former employees of QL Holdings LLC or its subsidiaries (other than the Senior Executives), who indirectly hold Class B units in QL Holdings LLC prior to giving effect to the offering reorganization, and includes any estate planning vehicles or other holding companies through which such persons hold their units in QL Holdings LLC (which holding companies may or may not include QL Management Holdings LLC).

•	“Lifetime value” or “LTV” is a type of metric that many of our business partners use to measure the estimated total worth to a business of a customer over the expected period of their relationship.

•	“NAIC” means the National Association of Insurance Commissioners.

•

“Open platform” refers to one of our two business models. In open platform transactions, we have separate agreements with demand partners and suppliers. We earn fees from our demand partners and separately pay a revenue share to suppliers and a fee to Internet search companies to drive consumers to our proprietary websites.

•	“Partner” refers to a buyer or seller on our platform, also referred to as “demand partners” and “supply partners,” respectively.

•

“Demand partner” refers to a buyer on our platform. As discussed under “Business—Our target audience,” our demand partners are generally insurance carriers and distributors looking to target high-intent consumers deep in their purchase journey.

•

“Supply partner” or “supplier” refers to a seller to our platform. As discussed under “Business—Our target audience,” our supply partners are primarily insurance carriers looking to maximize the value of non-converting or low LTV consumers, and insurance-focused research destinations looking to monetize high-intent consumers.

•

“Private platform” refers to one of our two business models. In private platform transactions, demand partners and suppliers contract with one another directly and leverage our platform to facilitate transparent, real-time transactions utilizing the reporting and analytical tools available to them from use of our platform. We charge a fee based on the Transaction Value of the Consumer Referrals sold through private platform transactions.

•

“Proprietary” means, when used in reference to our properties, the websites and other digital properties that we own and operate. Our proprietary properties are a source of Consumer Referrals on our platform.

•

“QL Holdings LLC” is a limited liability company which, together with its subsidiaries, has historically conducted, and will continue to conduct, our business. Prior to the offering reorganization, QL Holdings LLC was the holding company through which White Mountains, Insignia, the Senior Executives, and the Legacy Profits Interest Holders owned their equity interests in QuoteLab, LLC. See “Prospectus summary—The offering” for information about the equity interests of the holders of QL Holdings LLC following the offering reorganization and this offering.

•

“Senior Executives” means the Founders and the following officers at the Company that hold Class B units in QL Holdings LLC prior to this offering: Keith Cramer, Tigran Sinanyan, Lance Martinez, Brian Mikalis, Robert Perine, Jeff Sweetser, Serge Topjian, and Amy Yeh. This term also includes any estate planning vehicles or other holding companies through which such persons hold their units in QL Holdings LLC (which holding companies may or may not include QL Management Holdings LLC).

•	“Selling Class B-1 Unit Holders” means Insignia, the Senior Executives, and the Legacy Profits Interests Holders.

•

“Transaction Value” means the total gross dollars transacted by our partners on our platform. See “Management’s discussion and analysis of financial condition and results of operations—Key business and operating metrics.”

•	“Vertical” means a market dedicated to a specific set of products or services sold to end consumers. Examples include property & casualty insurance, life insurance, health insurance, and travel.

•	“White Mountains” means White Mountains Insurance Group, Ltd. and its affiliates.

•	“Yield” means the return to our sellers on their inventory of Consumer Referrals sold on our platform.

Industry and other data

Certain industry data and market data included in this prospectus were obtained from independent third-party surveys, market research, publicly available information, reports of governmental agencies, and industry publications and surveys. All of management’s estimates presented herein are based upon management’s review of independent third-party surveys and industry publications prepared by a number of sources and other publicly available information. Third-party surveys and industry publications generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry and market data to be reliable as of the date of this prospectus, this information could prove to be inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth or any other matters that were used in preparing the forecasts from the sources relied upon or cited herein, and you are cautioned not to give undue weight to such estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the sections titled “Risk factors” and “Cautionary note regarding forward-looking statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Trademarks, service marks and trade names

This prospectus includes certain trademarks and trade names, such as “MediaAlpha,” our logo, and other trademarks or trade names of the Company, which are protected under applicable intellectual property laws and are our property. This prospectus also contains trademarks, service marks, and trade names of other companies, which are the property of their respective owners. Solely for convenience, trademarks, service marks, and trade names referred to in this prospectus may appear without the ®, SM or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and trade names.

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Prospectus summary

This summary highlights information appearing elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Class A common stock. You should read this entire prospectus carefully, including the sections titled “Risk factors,” “Unaudited pro forma consolidated financial information,” and “Management’s discussion and analysis of financial condition and results of operations” and the consolidated financial statements and related notes appearing at the end of this prospectus, before making any investment decision. In this prospectus, we make certain forward-looking statements, including expectations relating to our future performance. These expectations reflect our management’s view of our prospects and are subject to the risks described under “Risk factors” and “Cautionary note regarding forward-looking statements.” Our expectations for our future performance may change after the date of this prospectus and there is no guarantee that such expectations will prove to be accurate.

Our company

Our mission is to help insurance carriers and distributors target and acquire customers more efficiently and at greater scale through technology and data science. Our technology platform brings leading insurance carriers and high-intent consumers together through a real-time, transparent, and results-driven ecosystem. We believe we are the largest online customer acquisition channel in our core verticals of property & casualty insurance, health insurance, and life insurance, supporting over $1 billion in Transaction Value across our platform over the last two years.

We believe in the disruptive power of transparency. Traditionally, insurance customer acquisition platforms operated in a black box. We recognized that a consumer may be valued differently by one insurer versus another; therefore, insurers should be able to determine pricing granularly based on the value that a particular customer segment is expected to bring to their business. As a result, we developed a technology platform that powers an ecosystem where buyers and sellers can transact with full transparency, control, and confidence.

CARRIERS CUSTOMER ACQUISITION JOURNEY DTC Budget Channel Targeting Execution Conversion Traditional Insurance DTC Model Limited targeting attributes 35+ targeting attributes Blind bidding Transparent bidding Low conversion & ROI High conversion & ROI Type of policy Zip code Type of policy Zip code Income Age Gender Risk score Source of traffic Marital Status LTV? CAC? LTV > CAC LTV < CAC Home Owner

We have multi-faceted relationships with top-tier insurance carriers and distributors. A buyer or a demand partner within our ecosystem is generally an insurance carrier or distributor seeking to reach high-intent insurance consumers. A seller or a supply partner is typically an insurance carrier looking to maximize the value of non-converting or low LTV consumers, or an insurance-focused research destination looking to monetize the high-intent insurance shoppers on their websites. Our model’s versatility allows for the same insurance carrier to be both a demand and supply partner, which deepens the partner’s relationship with us. In fact, it is this supply partnership that presents insurance carriers with a highly differentiated monetization opportunity, enabling them to capture revenue from website visitors who either do not qualify for a policy or otherwise may be more valuable as a potential referral to another carrier.

Seller POWERED BY Carrier uses MediaAlpha platform to assist consumers unlikely to convert MediaAlpha algorithms optimize choice and display of options High-intent consumers shopping online MediaAlpha platform conducts real-time auction MediaAlpha generates revenue when consumers select alternative carriers Maximizes value of non-converting consumer Supply Partner Seller Demand Partner Opportunity to acquire high-intent, target customers

For the twelve month period ended June 30, 2020, we had 15 of the top 20 largest auto insurance carriers by customer acquisition spend as demand partners on our platform, accounting for 39.6% of our revenue. Of these demand partners, 66.7% were also supply partners in our ecosystem. On a monthly basis, an average of 25.6 million consumers shop for insurance products through the websites of our diversified group of supply partners and our proprietary websites, driving an average of over 5.9 million Consumer Referrals on our platform for the twelve month period ended June 30, 2020.

We believe our technology is a key differentiator and a powerful driver of our performance. We maintain deep, custom integrations with partners representing the majority of our Transaction Value to enable automated, data-driven processes that optimize our partners’ customer acquisition spend and revenue. Through our platform, our insurance carrier partners can target and price across over 35 separate consumer attributes to manage customized acquisition strategies. We enable our insurance partners to target consumers based on a precise calculation of the expected lifetime value to that partner and to make real-time, automated customer acquisition decisions through a combination of granular price management tools and robust predictive analytics capabilities.

We built our business model to align the interests of all parties participating on our platform. We generate revenue by earning a fee for each Consumer Referral sold on our platform. Our revenue is not contingent on the sale of an insurance product to the consumer.

We have a track record of delivering rapid and profitable growth, enabled by our unique business model and technology platform. For the year ended December 31, 2019, we generated $408.0 million of revenue, representing a 37.4% increase over the $296.9 million of revenue that we generated for the year ended December 31, 2018. This translated to net income of $17.8 million for the year ended December 31, 2019, a decrease of 1.7% over the $18.1 million of net income we generated for the year ended December 31, 2018, driven predominantly by an increase in employee equity-based compensation, including in connection with a transaction with Insignia in February 2019. We also generated $42.9 million of Adjusted EBITDA for the year ended December 31, 2019, representing a 33.7% increase over the $32.1 million of Adjusted EBITDA generated for the year ended December 31, 2018.

For the six month period ended June 30, 2020, we generated $243.1 million of revenue, representing a 41.8% increase over the $171.5 million of revenue that we generated for the six month period ended June 30, 2019. This translated to net income of $19.0 million for the six month period ended June 30, 2020, an increase of 6,032% over the $0.3 million of net loss for the six month period ended June 30, 2019. We also generated $25.9 million of Adjusted EBITDA for the six month period ended June 30, 2020, representing a 49.6% increase over the $17.3 million of Adjusted EBITDA generated for the six month period ended June 30, 2019.(1) See “Management’s discussion and analysis of financial condition and results of operations” for more information.

54% 25% 8% 13% Business Mix Net Revenues Total: 100% $ in millions $297 2018 $408 2019 37% P&C Health Life Other Net Income $ in millions $9 2018 $19 2019 112% Adjusted EBITDA $ in millions $32 2018 $43 2019 33%

We designed our business model to be capital efficient, with high operating leverage and cash flow conversion. Since inception, we have funded our growth through internally generated cash flow with no outside primary capital. Our strong cash flow generation is driven by (i) the nature of our revenue model, which is fee based and generated at the time a Consumer Referral is sold, and (ii) our proprietary technology platform, which is highly scalable and requires minimal capital expenditure requirements ($0.1 million for the year ended December 31, 2019 and $0.1 million for the six month period ended June 30, 2020).

The foundation of our success is our company culture. Personal development is critical to our team’s engagement and retention, and we continually invest to support our core values of open-mindedness, intellectual curiosity, candor, and humility. This has resulted in a growth-minded team, with exceptionally low turnover, committed to building great products and the long-term success of our partners.

(1)	“Adjusted EBITDA” is a non-GAAP financial measure that we present in this prospectus to supplement the financial information we present on a GAAP basis. For a reconciliation of Adjusted EBITDA to the most directly comparable financial measure calculated and presented in accordance with GAAP, see “Management’s discussion and analysis of financial condition and results of operations—Key business and operating metrics.”

We are poised to capitalize on the expected growth in our core insurance verticals and the continued shift in these markets to direct, digital distribution. We aim to drive deeper adoption and integration of our platform within the insurance ecosystem to continue delivering strong results to our partners. While our focus remains on insurance, we plan to continue to grow opportunistically in sectors with similar market dynamics.

Our market opportunity

Insurance is one of the largest industries in the United States, with attractive growth characteristics and market fundamentals. Insurance companies wrote over $2 trillion in premiums in 2019, and the industry grew at a 6% CAGR from 2017 through 2019, according to the NAIC. Demand for insurance products is stable, due to, in many instances, coverage being mandatory by law (for example, auto insurance) or federally subsidized (for example, senior health insurance). The industry as a whole is highly competitive and invests heavily in customer acquisition. Total customer acquisition spend in the insurance industry was approximately $144 billion in 2019, representing year over year growth of approximately 6%, according to S&P Global Market Intelligence.

Our technology platform was created to serve and grow with our insurance end markets. As such, we believe secular trends in the insurance industry will continue to provide strong tailwinds for our business.

•

Direct-to-consumer is the fastest growing insurance distribution channel. In the auto insurance industry, there are direct-to-consumer carriers (such as Progressive and GEICO) and more traditional, agent-based carriers (such as Liberty Mutual and Nationwide). DTC carriers accounted for approximately 30% of industry premiums in 2018, up from approximately 23% in 2013, according to S&P Global Market Intelligence. This industry shift to more direct distribution is accelerating. According to J.D. Power, GEICO and Progressive captured nearly 84% of premium growth within the auto insurance industry in 2019. This growth is largely driven by their outsized investments, relative to peers, in direct customer acquisition channels. According to S&P Global Market Intelligence, GEICO’s customer acquisition spend increased from $0.9 billion in 2017 to $1.7 billion in 2019, representing 82% growth, and Progressive’s customer acquisition spend increased from $1.5 billion in 2017 to $1.9 billion in 2019, representing 28% growth. Traditional, agent-based carriers have responded by investing more heavily in direct customer acquisition efforts themselves, as well as launching digital brands (such as Nationwide and Spire), acquiring digital agencies (such as Prudential and AssuranceIQ), or acquiring digital insurers (such as Allstate and Squaretrade). At the same time, a number of personal lines InsurTech companies have entered the space to capitalize on this shift (such as Root, Lemonade, and Hippo).

Similarly, tech-enabled distribution businesses focused on health and life insurance, such as eHealth, GoHealth, and SelectQuote, have also emerged in recent years, with revenue growth in excess of 40% in 2019. These companies advertise and acquire customers primarily through digital means and rank among the largest distribution platforms for health and life insurance products.

•

More insurance consumers are shopping online. Consumers are increasingly using the internet not just for research and price discovery but to purchase insurance as well. The J.D. Power 2020 U.S. Insurance Shopping Study suggests that 90% of consumers are open to purchasing their auto insurance online. A decade ago, 35% of consumers who had not made an online auto insurance policy purchase in the past said they would consider doing so in the future, according to the Comscore 2010 Online Auto Insurance Shopping Report. This shift is not only prevalent among younger insurance shoppers. According to LexisNexis Insurance Demand Meter, consumers 56 and older are the fastest growing online auto insurance shoppers in the first quarter of 2020. This older demographic is also going online for health information. According to BMC Health Services Research, 63% of people age 65 and older had obtained health information from a website in 2013.

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Insurance customer acquisition spending is growing. Total insurance customer acquisition spending in 2019 totaled $144 billion, up 6% over the previous year, according to S&P Global Market Intelligence. In fact, two of the top three most-advertised brands in the U.S. across traditional and online channels are insurance companies—Progressive and GEICO. Progressive’s customer acquisition spend grew approximately 29% year over year to nearly $1.7 billion in 2019, while GEICO’s customer acquisition spend grew almost 12% to nearly $2 billion in the same period. In the face of such aggressive spending and customer acquisition by DTC insurance carriers such as Progressive and GEICO, agent-based carriers are compelled to spend heavily to remain competitive.

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Digital customer acquisition spending by insurers has plenty of headroom. According to William Blair, insurance carriers lag in customer acquisition spend in terms of percentage of budget allocated to digital. While the advertising industry as a whole now aligns its allocation of digital dollars with consumers’ time spent online (56% respectively in 2019), insurers allocate only 20-25% of their budgets to digital channels. Even category-leader Progressive is estimated to allocate only 30% of its budget to digital. William Blair further estimates that digital spend by the insurance industry is expected to grow at a 24% CAGR over the next six years, reaching approximately $16 billion by 2025, representing 31% of overall customer acquisition budgets.

Property & casualty Medicare Life Sources: S&P Global Market Intelligence, CMS, eHealth, Kaiser Family Foundation, Americas Health Insurance Plans, William Blair Note: Numbers may not sum to totals due to rounding $4.3 $5.6 $7.1 $9.0 $11.0 $13.2 $15.7 Digital distribution market size ($bn) 2.2 2.8 3.8 4.9 6.1 7.5 9.1 1.7 2.1 2.5 3.0 3.5 4.1 4.7 0.4 0.6 0.9 1.1 1.3 1.6 1.8 2019 2020 2021 2022 2023 2024 2025

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Carriers and distributors are increasingly focused on optimizing customer acquisition budgets. Mass-market customer acquisition spend is becoming more costly, leading carriers and distributors to increasingly focus on optimizing customer acquisition spend. They are able to do so by adopting the more sophisticated customer acquisition strategies enabled by data science. A significant percentage of marketers believe the inability to measure customer acquisition impact across channels and campaigns is one of their biggest challenges in demonstrating customer acquisition performance. We believe there is growing demand for improved transparency of Consumer Referral quality, for carriers to secure higher quality Consumer Referrals online, and for the ability to manage consumer acquisition spend across multiple vendors. A survey by CMO in February 2020 reported that marketing analytics spending is expected to increase by 56% in the next three years.

MediaAlpha is poised to capitalize on these trends. We believe we provide one of the leading technology platforms that enables insurance carriers and distributors to efficiently acquire customers online at scale. Our platform allows buyers to target consumers granularly and to determine their pricing based on how they value various consumer segments. Buyers leveraging our predictive analytics and data science capabilities make value-maximizing decisions on how to acquire customers. This results in greater customer acquisition efficiency and better return on investment, allowing us to attract more buyers into the ecosystem. Simultaneously, we provide our supply partners the insights and tools they need to drive competition for their high-intent consumers and maximize yield, which draws more supply partners into the ecosystem, providing our buyers with even more high-quality demand sources. As both demand and supply partners begin to see the benefits of the platform, we deepen our relationships with them through additional integrations that drive more data into the platform. All of this creates the powerful “flywheel” effect that has propelled our business forward as a result of the value created within our ecosystem.

Greater efficiency and ROI More data More demand partners More supply partners More integrations More accurate pricing Higher ROI Higher yield More volume Improved engagement with supply and demand partners

Our target audience

Our buyers: Our demand partners are insurance carriers and distributors looking to target high-intent consumers deep in their purchase journey. Repeat buyers continue to be a strong driver of our growth, with 96.8% of our Transaction Value for 2019 driven by repeat buyers from 2018 (with Transaction Value from such repeat buyers increasing 35.6% in 2019) and 99.3% of our Transaction Value for the six month period ended June 30, 2020 driven by repeat buyers from 2019. Annual spend per demand partner on our platform who contribute over $1 million in Transaction Value annually has continued to increase from $5.0 million in 2018 to $6.0 million in 2019 and further to $7.7 million for the twelve months ended June 30, 2020.

Our value proposition for buyers

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Efficiency at scale. We believe we operate the insurance industry’s largest customer acquisition platform, delivering the volume insurance companies need to drive meaningful business results, while also providing precise targeting capabilities to ensure they connect with the right prospects. We believe this gives our demand partners the ability to realize greater efficiencies relative to other customer acquisition channels.

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Granular and transparent control. Our platform allows for real-time, granular control and full-source transparency with every buying and pricing decision. We believe this gives our buyers the flexibility they need to realize favorable lifetime value relative to customer acquisition costs to maximize their revenue opportunities.

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Unparalleled partnership. With a fully managed service option, custom integrations, and industry-leading technology, we are dedicated to providing long-term value to our buyers’ businesses. We have designed our platform to put the best interests of our partners first, fostering a healthy ecosystem within which buyers can transact with confidence.

Our Sellers: Our supply partners use our platform to monetize their digital consumer traffic. Our supply partners are primarily insurance carriers looking to maximize the value of non-converting or low LTV consumers, and insurance-focused research destinations looking to monetize high-intent customers. Repeat sellers continue to be a strong driver of our growth, with 95.7% of our Transaction Value for 2019 driven by repeat sellers from 2018 (with Transaction Value from such repeat sellers increasing 28.7% in 2019) and 99.7% of our Transaction Value for the six month period ended June 30, 2020 driven by repeat sellers from 2019. Annual spend per supply partner who contribute over $1 million in Transaction Value annually on our platform has continued to increase from $6.5 million in 2018 to $7.8 million in 2019 and further to $9.0 million for the twelve month period ended June 30, 2020.

Our value proposition for sellers

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Yield maximization. Our proprietary technology platform provides sellers with a suite of optimization tools, as well as inventory and buyer management features that maximize competition for, and yield from, their high-intent consumers.

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Predictive analytics. Through our platform’s advanced predictive analytics features, sellers can assess conversion probabilities and expected customer LTV for every consumer in real time. We believe the integration of these data science models with our sellers’ user experience decision engines is a unique differentiator of our business.

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Real-time insights. We provide our sellers with unique data as to the type of consumer segments each buyer values. By providing in-depth reporting and real-time, granular insights, our sellers have the ability to continuously optimize their own customer acquisition and monetization decisions.

Our End Consumers: Our end consumers are primarily high-intent, online insurance shoppers. Due to the broad participation of top-tier insurance carriers within our ecosystem, consumers are able to more efficiently navigate a range of options and offers relevant to their policy searches. Through June 30, 2020, an average of 25.6 million consumers shopped for insurance products monthly through the websites of sellers on our platform and our proprietary websites.

Our value proposition for end consumers

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Search relevancy. By enabling insurance carriers and distributors to apply sophisticated targeting, we facilitate the delivery of hyper-relevant product options to our end consumers based on consumer-provided demographics and other relevant characteristics. We believe this improves the overall research and purchase experience and allows our end consumers to make better real-time decisions.

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Shopping efficiency. We facilitate access to the most relevant products for each respective end consumer, allowing for minimal research and maximum efficiency, through an omni-channel, seamless consumer platform experience. We enable consumers to comparison shop and interact with insurance carriers and distributors through multiple mediums, including directly online or offline.

Our strengths

We believe that our competitive advantages are based on the following key strengths:

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Highly scalable, innovative technology platform with rich data. Our proprietary platform is built to be highly extensible and flexible, enabling us to quickly and efficiently develop custom solutions and tools to address the varying and evolving needs of our partners. Supported by our predictive analytics algorithms, our platform is able to provide continuous, real-time feedback and insights that buyers use to maximize the value of every consumer opportunity. Our deep data integrations allow our buyers to utilize millions of anonymized data points to target and acquire their desired customers with a unique level of precision and control. As of June 30, 2020, there were over 380 insurance supply partners on our platform. We also provide our supply partners with sophisticated, data-driven yield management and monetization capabilities. We believe these capabilities are critical to our partners’ monetization strategies, as they enable optimization of business performance and revenue. Our platform is vertical agnostic, allowing us to expand into new markets with attractive attributes.

The increased participation in our technology-driven platform will continue to generate valuable data, enhance feedback loops, and drive stronger results for all participants in the ecosystem. We believe this creates a flywheel effect as our platform grows.

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Superior operating leverage. We designed our business to be highly scalable, driving sustainable long-term growth that delivers superior value to both demand and supply partners. Our technology enables us to grow in a highly capital efficient manner, with minimal need for working capital or capital expenditure investment. In 2019, we employed 81 individuals on average who drove $560.1 million of Transaction Value ($6.9 million per employee), $17.8 million of net income ($0.2 million per employee), and $42.9 million of Adjusted EBITDA ($0.5 million per employee) for the year, reflecting the high operating leverage of our platform. For the six month period ended June 30, 2020, we employed 89 individuals on average who drove $341.3 million of Transaction Value ($3.8 million per employee), $19.0 million of net income ($0.2 million per employee), and $25.9 million of Adjusted EBITDA ($0.3 million per employee).

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Sticky, tenured relationships with insurance carriers and distributors. We have developed multi-faceted, deeply-integrated partnerships with insurance carriers and distributors, who are often both buyers and sellers on our platform. We enable insurance carriers and distributors as buyers to optimize customer acquisition spend by offering source-level transparency, granular controls, and predictive tools to drive measurably superior performance. When we work with these same carriers and distributors as sellers, we enable them to use data science to maximize value from consumers by turning high-intent policy shoppers unlikely to convert with that specific carrier or distributor into highly valuable Consumer Referrals for other carriers or distributors.

We believe the versatility and breadth of our offerings, coupled with our focus on high-quality products, provide significant value to insurance carriers and distributors, resulting in strong retention rates. As a result, many insurance carriers and distributors use our platform as their central hub for broadly managing digital customer acquisition and monetization.

Our relationships with our partners are deep, long standing, and involve the top-tier insurance carriers in the industry. In terms of buyers, 15 of the top 20 largest auto insurance carriers by customer acquisition spend are on our platform. In 2019, 96.8% of total Transaction Value executed on our platform came from demand partner relationships from 2018. In the six month period ended June 30, 2020, 99.3% of total Transaction Value executed on our platform came from demand partner relationships from 2019. Approximately half of our supply partners have been on our platform since 2016.

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Culture of transparency, innovation, and execution. Since inception, our co-founders have led with the vision of bringing unparalleled transparency and efficiency to the online customer acquisition ecosystem, executed through a powerful technology-enabled platform. Transparency is built into our platform and is at the heart of our culture, enabling us to focus on sustainable long-term success over near-term wins. We are relentless about continuous innovation and aim to use our platform to solve big industry-wide problems. We are data-driven and focused on delivering measurable results for our partners. We believe that our long-term vision, dedication to solving systemic problems in the industry, and our relentless drive to improve will continue to empower us to be the platform of choice for our partners.

Our growth opportunities

We intend to grow our business through the following key areas:

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Increase Transaction Value from our partners. We aim to increase overall Transaction Value from our partners across our insurance verticals by continuously improving the volume and accuracy of customer conversion data, eliminating friction between consumer handoffs, and developing additional tools and features to increase engagement. We believe that providing our platform participants with better value and a larger selection of high-quality Consumer Referrals over time will lead to increased spending on our platform.

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Improve ecosystem efficiency. We believe that traditional customer acquisition models are highly inefficient, charging platform users inflated prices while lacking the transparency and granularity to allow participants to reach end consumers effectively. We were founded to disrupt and address these systemic inefficiencies and will continue to do so by enhancing automated buying strategies and granular price discovery processes. We will continue to expand our platform and drive value for all participants within the ecosystem by increasing the data integration with our partners into our platform.

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Bring new partners to our platform. There are potential buyers and sellers who are not yet using our platform. We intend to gain adoption of our platform with new insurance partners through business development, word-of-mouth referrals, and inbound inquiries.

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Grow our product offerings. We are constantly exploring new ways to deliver value to our partners through development of new tools and services and improvement of our conversion analytics model. We believe that providing further customized solutions and higher touch services for our partners will enhance the stickiness of our offerings and drive more customer acquisition spend and users to our platform.

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Deepen our relationships with agents. We intend to strategically expand our insurance agency relationships to capture additional customer acquisition spend within our core insurance verticals. We have a dedicated team working to incorporate agents into our digital platform and help them expand their customer acquisition capabilities. We generated over 71 million Consumer Referrals in the twelve month period ended June 30, 2020, equipping us with valuable conversion insights to help us optimize consumer routing to agents based on their desired goals. This dedicated team will continue to enhance our agency capabilities.

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Expand into and scale new verticals. While we have primarily focused our efforts on growing our core insurance verticals, we continue to seek expansion opportunities in markets that share similar characteristics. For example, we entered the health insurance and life insurance markets in 2014, and were able to scale to $155.9 million in Transaction Value for the year ended December 31, 2019, representing 37.1% year over year growth, and $85.2 million in Transaction Value for the six month period ended June 30, 2020, representing 38.6% growth from the six month period ended June 30, 2019. We believe our vertical-agnostic platform and established playbook for entering new markets will allow us to capture attractive market opportunities effectively.

Class A common stock and Class B common stock

After the completion of this offering, our outstanding capital stock will consist of Class A common stock and Class B common stock. Investors in this offering will hold shares of Class A common stock. Both the Class A common stock and Class B common stock will have one vote per share. See “Description of capital stock.”

Our history and the reorganization of our corporate structure

Historically, our business has been operated through QL Holdings LLC, together with its subsidiaries. MediaAlpha, Inc. was formed for the purpose of this offering and has engaged to date only in activities in contemplation of this offering. Upon the completion of this offering, we will operate and control all of our businesses and affairs through Intermediate Holdco and QL Holdings LLC (and its subsidiaries), and the financial results of Intermediate Holdco and QL Holdings LLC will be consolidated in our financial statements. MediaAlpha, Inc. will be a holding company whose sole material asset will be all of the shares of its wholly owned subsidiary, Intermediate Holdco, which will in turn own all of the Class A-1 units of QL Holdings LLC. The Class B-1 units of QL Holdings LLC will be directly or indirectly owned by the Senior Executives and Insignia. For more information regarding the offering reorganization and holding company structure, see “The reorganization of our corporate structure” and ”Principal and selling stockholder.” The diagram below shows our organizational structure immediately after the offering reorganization described under “The reorganization of our corporate structure” and “Principal and selling stockholder” and the completion of this offering (assuming an offering price of $             per share of Class A common stock, which is the midpoint of the price range set forth on the cover of this prospectus, and no exercise of the over-allotment option by the underwriters).

Senior secured credit facilities

As of June 30, 2020, we had $97.0 million of outstanding borrowings, net of deferred debt issuance costs of $1.5 million, under our senior secured credit facilities with Monroe Capital Management Advisors, LLC and City National Bank (the “2019 Credit Facilities”) consisting of (i) a $100.0 million term loan and (ii) a $5.0 million revolving credit facility, which was undrawn as of December 31, 2019. In connection with and prior to the completion of the offering reorganization, QuoteLab, LLC intends to enter into a new credit agreement (the “2020 Credit Agreement”) providing for senior secured credit facilities (the “2020 Credit Facilities”) consisting of (i) a $210.0 million term loan facility (the “2020 Term Loan Facility”) and (ii) a $5.0 million revolving credit facility (the “2020 Revolving Credit Facility”). Proceeds from the 2020 Term Loan Facility are expected to be used to, among other things, refinance the 2019 Credit Facilities and fund a distribution to equity holders and for general corporate purposes. The 2020 Revolving Credit Facility is expected to be available for general corporate purposes and include a letter of credit sub-facility of up to $2.5 million. The 2020 Credit Facilities are also expected to include an uncommitted incremental facility, which, subject to certain conditions, would provide for additional term loan facilities, an increase in commitments under the 2020 Term Loan Facility and/or an increase in commitments under the 2020 Revolving Credit Facility, in an aggregate amount of up to $50.0 million.

Summary of risk factors

You should consider carefully the risks described under the “Risk factors” section beginning on page 27 and elsewhere in this prospectus before making a decision to invest in our Class A common stock. These risks could materially and adversely affect our business, financial condition, operating results, cash flow, and prospects, which could cause the trading price of our Class A common stock to decline and could result in a partial or total loss of your investment. These risks include, among others, those related to:

•	Our ability to attract and retain insurance carriers to our platform and to make available quality Consumer Referrals at attractive volumes and prices to drive transactions on our platform;

•	Our reliance on a limited number of insurance carriers, many of which have no long-term contractual commitments with us, and any potential termination of those relationships;

•	Existing and future laws and regulations affecting the property & casualty insurance, health insurance, and life insurance markets;

•	Changes and developments in the regulation of the underlying industries in which our partners operate;

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Competition with other technology companies engaged in digital customer acquisition, as well as buyers that attract consumers through their own customer acquisition strategies, third-party online platforms or other traditional methods of distribution;

•	Our ability to attract, integrate, and retain qualified employees;

•	Reductions in online DTC spend by our buyers;

•	Our dependence on our supply partners for the generation of a majority of our Consumer Referrals;

•	Our dependence on internet search companies to direct a significant portion of visitors to our sellers’ websites and our proprietary websites;

•	Disruptions to or failures of our technological infrastructure and platform; and

•	Our intellectual property and technology.

Corporate information

We were incorporated in Delaware on July 9, 2020 under the name MediaAlpha, Inc. to serve as a holding company for our business subsidiaries, including QL Holdings LLC and our principal operating subsidiary QuoteLab, LLC, both of which were organized in Delaware on March 7, 2014. Our principal executive offices are located at 700 South Flower Street, Suite 640, Los Angeles, CA 90017, and our telephone number at that address is (213) 316-6256. Our website address is www.mediaalpha.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our Class A common stock.

Implications of being an emerging growth company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies, including:

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Presenting only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s discussion and analysis of financial condition and results of operations” disclosure in this prospectus;

•	Exemption from the requirement of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in our auditor’s report on the financial statements;

•	Reduced disclosure about our executive compensation arrangements;

•	Exemption from the requirements to hold non-binding advisory votes on executive compensation and golden parachute payments; and

•	Exemption from the requirement to obtain an attestation report from our auditors on the effectiveness of our internal control over financial reporting.

We may take advantage of these exemptions up until the last day of the fiscal year following the fifth anniversary of the completion of this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company earlier if we have more than $1.07 billion in annual revenue, we have more than $700.0 million in market value of our stock held by non-affiliates (and we have been a public company for at least 12 months and have filed one annual report on Form 10-K) or we issue more than $1 billion of non-convertible debt securities over a three-year period. We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of certain reduced reporting obligations in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption and, therefore, while we are an emerging growth company, we will not be subject to new or revised accounting standards (for example, Accounting Standards Codification, Topic 842, Leases) at the same time that they become applicable to other public companies that are not emerging growth companies.

Controlled company

Upon the completion of this offering, we expect to be considered a “controlled company” under the              rules. Under these rules, a “controlled company” may elect not to comply with certain corporate governance requirements, including the requirement to have a board that is composed of a majority of independent directors. We intend to take advantage of these exemptions following the completion of this offering. These exemptions do not modify the independence requirements for our audit committee, and we intend to comply with the applicable requirements of the Sarbanes-Oxley Act and rules with respect to our audit committee within the applicable time frame. See “Management—Controlled company.”

The offering

This summary highlights information presented in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before investing in our Class A common stock. You should carefully read this entire prospectus before investing in our Class A common stock, including “Risk factors” and our consolidated financial statements.

Class A common stock offered by us	shares (or shares if the underwriters exercise in full their option to purchase an additional shares from us).

Class A common stock offered by the selling stockholder	shares (or shares if the underwriters exercise in full their option to purchase an additional shares from the selling stockholder).

Underwriters’ option to purchase additional shares of Class A common stock from us	shares.

Underwriters’ option to purchase additional shares of Class A common stock from the selling stockholder	shares.

Class A common stock to be outstanding after this offering	shares (or shares if the underwriters exercise in full their option to purchase an additional shares from us and the selling stockholder).

Class B common stock to be outstanding after this offering	shares. In connection with this offering, shares of our Class B common stock will be issued in connection with, and in equal proportion to, issuances of Class B-1 units of QL Holdings LLC in connection with the recapitalization of QL Holdings LLC described below. Each Class B-1 unit of QL Holdings LLC, together with a share of our Class B common stock, will be exchangeable for one share of our Class A common stock (or, at our election, cash of an equivalent value), as described under “The reorganization of our corporate structure—Fourth amended and restated limited liability company agreement of QL Holdings LLC.”

Offering price	$ per share.

Economic interests

Immediately following this offering, the holders of our Class A common stock will collectively own 100% of the economic interests in MediaAlpha, Inc. White Mountains, the Legacy Profits Interest Holders, and the purchasers of our Class A

common stock in this offering will indirectly own             %,             %, and             %, respectively, of the economic interests in QL Holdings LLC through MediaAlpha, Inc. and Intermediate Holdco (or             %,             %, and             %, respectively, if the underwriters exercise their option to purchase additional shares of Class A common stock in full). Insignia will directly own             % of the economic interests in QL Holdings LLC (or             % if the underwriters exercise their option to purchase additional shares of Class A common stock in full), and the Senior Executives will directly or indirectly own             % of the economic interests in QL Holdings LLC (or             % if the underwriters exercise their option to purchase additional shares of Class A common stock in full). Such percentages assume an offering price per share of Class A common stock in this offering of $            , which is the midpoint of the price range set forth on the cover page of this prospectus.

Voting rights	Each share of our Class A common stock and Class B common stock will entitle its holder to one vote on all matters to be voted on by stockholders. Holders of Class A common stock and holders of Class B common stock will vote together as a single class on all matters presented to stockholders for their vote or approval, except as otherwise required by law.

Holders of our Class A common stock will hold an aggregate of % of the combined voting power of our issued and outstanding common stock upon the completion of this offering and the application of the net proceeds therefrom (or % if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Holders of our Class B common stock will hold an aggregate of % of the combined voting power of our issued and outstanding common stock upon the completion of this offering and the application of the net proceeds therefrom (or % if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

After completion of this offering, (a) White Mountains will beneficially own approximately     % of our outstanding Class A common stock (or     % if the underwriters exercise their option to purchase additional shares of Class A common stock in full) and no Class B common stock, which represents     % of our voting power (or     % if the underwriters exercise their option to purchase additional shares of Class A common stock in full), (b) Insignia will beneficially own no Class A common stock and approximately     % of our outstanding Class B common stock, which represents     % of our voting power (or     % if the underwriters exercise their option to purchase additional shares of Class A common stock in full), (c) the Senior Executives will beneficially own no Class A common stock and approximately     % of our outstanding Class B common stock, which represents     % of our voting power (or     % if the underwriters exercise their option to purchase additional shares of Class A common stock in full), and (d) the Legacy Profits Interest Holders will beneficially own approximately     % of our outstanding Class A common stock (or     % if the underwriters exercise their option to purchase additional shares of Class A common stock in full) and no Class B common stock, which represents     % of

our voting power (or     % if the underwriters exercise their option to purchase additional shares of Class A common stock in full). Such percentages assume an offering price per share of Class A common stock in this offering of $            , which is the midpoint of the price range set forth on the cover page of this prospectus.

Exchange rights	We will enter into an exchange agreement with Insignia and the Senior Executives, which will each hold Class B-1 units of QL Holdings LLC. Pursuant to and subject to the terms of the exchange agreement and the fourth amended and restated limited liability company agreement of QL Holdings LLC, holders of Class B-1 units of QL Holdings LLC, from time to time, may exchange one Class B-1 unit, together with the corresponding share of our Class B common stock, for one share of our Class A common stock (or, at our election, cash of an equivalent value). The amount of Class A common stock issued or conveyed will be subject to equitable adjustments for stock splits, stock dividends, reclassifications, and other similar transactions. See “The reorganization of our corporate structure—Fourth amended and restated limited liability company agreement of QL Holdings LLC—Exchange agreement.”

Tax receivables agreement	Pursuant to a tax receivables agreement we expect to enter into with Insignia, the Senior Executives, and White Mountains, we will be required to pay Insignia and the Senior Executives 85% of the cash savings, if any, in U.S. federal, state, and local income tax that we realize (or are deemed to realize) as a result of (i) any increases in tax basis following our purchase of Class B-1 units of QL Holdings LLC from certain unitholders (including the Selling Class B-1 Unit Holders) in connection with this offering, as well as any future exchanges of Class B-1 units of QL Holdings LLC, together with an equal number of shares of our Class B common stock, for shares of our Class A common stock (or, at our election, cash of an equivalent value), (ii) the Pre-Offering Leveraged Distribution (as defined in the section of this prospectus titled “The reorganization of our corporate structure”) and other actual or deemed distributions by QL Holdings LLC to its members that result in tax basis adjustments to the assets of QL Holdings LLC, and (iii) certain other tax benefits attributable to payments under the tax receivables agreement itself. The tax receivables agreement will also require us to pay White Mountains 85% of the amount of the cash savings, if any, in U.S. federal, state and local income tax that we realize (or are deemed to realize) as a result of the utilization of the net operating losses of Intermediate Holdco attributable to periods prior to this offering and the deduction of any imputed interest attributable to our payment obligations under the tax receivables agreement. See “The reorganization of our corporate structure—Tax receivables agreement.”

Use of proceeds

We estimate that our net proceeds from the sale of our Class A common stock in this offering will be approximately $             , assuming an initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares by the selling stockholder, including any shares the selling stockholder may sell pursuant to the underwriters’ option to purchase additional shares of Class A common stock.

We intend to (i) use up to $ of the net proceeds to the Company from the sale of shares in this offering to purchase Class B-1 units of QL Holdings LLC from the Selling Class B-1 Unit Holders (which Class B-1 units will be either purchased directly by us and contributed to Intermediate Holdco or purchased directly by Intermediate Holdco with cash proceeds we contribute to it, and in either case converted into Class A-1 units of QL Holdings LLC) to provide liquidity to such Selling Class B-1 Unit Holders and (ii) contribute up to $ of the net proceeds to the Company from the sale of shares in this offering to Intermediate Holdco for further contribution to QL Holdings LLC, and in turn to QuoteLab, LLC, to repay $ of the outstanding borrowings under the 2020 Credit Facilities. We intend to contribute any remaining net proceeds to the Company from the sale of shares in this offering to Intermediate Holdco for further contribution to QL Holdings LLC to use for working capital, capital expenditures, and general corporate purposes.

We intend to (i) use up to $ of the net proceeds to the Company from any exercise of the underwriters’ option to purchase additional shares of Class A common stock to purchase additional Class B-1 units of QL Holdings LLC from Insignia and the Senior Executives (which Class B-1 units will be either purchased directly by us and contributed to Intermediate Holdco or purchased directly by Intermediate Holdco with cash proceeds we contribute to it, and in either case converted into Class A-1 units of QL Holdings LLC) to provide further liquidity to Insignia and the Senior Executives and (ii) use any remaining net proceeds to the Company from any exercise of the underwriters’ option to purchase additional shares of Class A common stock to purchase a corresponding additional number of Class A-1 units of QL Holdings LLC from QL Holdings LLC at a price per Class A-1 unit equal to the public offering price per share of our Class A common stock, after deducting underwriting discounts and commissions. See “Use of proceeds.”

Dividend policy	We do not anticipate declaring or paying any cash dividends on our capital stock in the foreseeable future. Instead, we anticipate that all of our future earnings will be retained to support our operations and finance the growth and development of our business. Any future determination to pay dividends on our Class A common stock will be made by our Board of Directors and will depend upon our results of operations, financial condition, capital requirements, regulatory, and contractual restrictions, our business strategy and other factors that our Board of Directors deems relevant. Our Class B common stock will not be entitled to any dividend payments. See “Dividend policy.”

Controlled company

We expect that White Mountains, Insignia, and the Founders will each be a party to a stockholders’ agreement and will collectively own a majority of the voting power of our outstanding common stock following the completion of this

offering. Accordingly, we expect to be considered a “controlled company” under the             rules. Under these rules, a “controlled company” may elect not to comply with certain corporate governance requirements, including the requirement to have a board that is composed of a majority of independent directors. We intend to take advantage of these exemptions following the completion of this offering. See “Management—Controlled company.”

Risk factors	You should read the “Risk factors” section beginning on page 27 and the other information included in this prospectus for a discussion of factors to consider before deciding to invest in shares of our Class A common stock.

Listing	We intend to apply to list our Class A common stock on the under the symbol “ .”

The number of shares of our Class A common stock and Class B common stock to be outstanding after this offering is based on                 shares of Class A common stock issued and outstanding as of             and             shares of Class B common stock issued and outstanding as of             , after giving effect to the offering reorganization described under “The reorganization of our corporate structure,” but excludes:

•

            shares of Class A common stock that are issuable upon exchanges of Class B-1 units of QL Holdings LLC (together with an equal number of shares of our Class B common stock) that will be outstanding immediately after the completion of this offering;

•	shares of Class A common stock reserved for issuance under our Omnibus Incentive Plan (see “Executive compensation—2020 Omnibus incentive plan”); and

•	shares of Class A common stock that are issuable upon the exercise by the underwriters of their over-allotment option.

Except as otherwise noted, all information in this prospectus assumes:

•	an initial public offering price of $ per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus);

•	the filing and effectiveness of our amended and restated certificate of incorporation and amended and restated bylaws immediately prior to this offering; and

•	no exercise by the underwriters of their over-allotment option.

Summary consolidated financial and operating data

Historically, our business has been operated through QL Holdings LLC, together with its subsidiaries. MediaAlpha, Inc. was formed for the purpose of this offering and has engaged to date only in activities in contemplation of this offering. Upon the completion of this offering, all of our business will continue to be conducted through QL Holdings LLC, together with its subsidiaries, and the financial results of Intermediate Holdco and QL Holdings LLC will be consolidated in our financial statements. MediaAlpha, Inc. will be a holding company whose sole material asset will be all of the shares of its wholly owned subsidiary, Intermediate Holdco, which will in turn own all of the Class A-1 units in QL Holdings LLC. For more information regarding the offering reorganization and holding company structure, see “The reorganization of our corporate structure.”

The following tables present summary historical consolidated financial and operating data for QL Holdings LLC as of the dates and for the periods indicated, as well as certain pro forma and pro forma as adjusted financial data of MediaAlpha, Inc. The summary consolidated statements of operations data presented below for the fiscal years ended December 31, 2019 and December 31, 2018 and the summary consolidated balance sheet data as of December 31, 2019 and December 31, 2018 have been derived from the audited consolidated financial statements appearing at the end of this prospectus. The summary consolidated statements of operations data presented below for the six month periods ended June 30, 2020 and June 30, 2019 and the summary consolidated balance sheet data as of June 30, 2020 have been derived from the unaudited condensed consolidated financial statements appearing at the end of this prospectus.

The unaudited pro forma consolidated balance sheet as of June 30, 2020 presents the consolidated financial position of MediaAlpha, Inc. after giving pro forma effect to the offering reorganization and as further adjusted for this offering and the contemplated use of the net proceeds from this offering as described under “The reorganization of our corporate structure” and “Use of proceeds” as if such transactions occurred as of the balance sheet date. The unaudited pro forma consolidated statement of operations for the six month period ended June 30, 2020 and for the year ended December 31, 2019 presents the consolidated results of operations of MediaAlpha, Inc. after giving pro forma effect to the offering reorganization and as further adjusted for this offering and the contemplated use of the net proceeds from this offering as described under “The reorganization of our corporate structure” and “Use of proceeds” as if such transactions had occurred on January 1, 2019. The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of the offering reorganization and as further adjusted for this offering, on the historical financial information of QL Holdings LLC. The unaudited pro forma consolidated financial information is subject to completion due to the fact that certain information related to the offering reorganization and this offering is not currently determinable, including the actual initial public offering price, the number of common shares sold in this offering, and other terms of this offering determined at pricing. The unaudited pro forma consolidated financial information is included for informational purposes only and does not purport to reflect the results of operations or financial position of MediaAlpha, Inc. that would have occurred had it operated according to the organizational structure set forth herein to be in place post-offering as a standalone public company during the periods presented.

It is expected that the offering reorganization described under “The reorganization of our corporate structure” will be accounted for as a purchase by Intermediate Holdco of QL Holdings LLC, and the purchase price will be reflected on the financial statements of MediaAlpha, Inc. Accordingly, it is expected that purchase accounting adjustments will be reflected in the financial statements of MediaAlpha, Inc. and will be accounted for as a business combination using the acquisition method of accounting. Intermediate Holdco is the accounting acquiror in the offering reorganization, and following the offering MediaAlpha, Inc. will consolidate Intermediate Holdco and QL Holdings LLC for financial reporting purposes. The following summary financial and operational data covers periods before the offering reorganization. Accordingly, the historical summary financial and operational data presented below does not reflect the purchase accounting adjustments described above. The general nature of our operations will not be impacted by the offering reorganization.

The summary historical financial and operating data and pro forma financial data presented below do not purport to be indicative of the results that can be expected for any future period and should be read together with the sections of this prospectus titled “Use of proceeds,” “Capitalization,” “Unaudited pro forma consolidated financial information,” “Selected historical consolidated financial and operating data,” and “Management’s discussion and analysis of financial condition and results of operations” and the audited and unaudited consolidated financial statements and related notes appearing at the end of this prospectus.

	Six months ended June 30,
	2020			2019
Consolidated statement of operations data (in thousands)	QL Holdings LLC historical	MediaAlpha, Inc. pro forma for offering reorganization	MediaAlpha, Inc. pro forma for offering reorganization and as adjusted for offering	QL Holdings LLC historical
	(predecessor)	(successor)		(predecessor)
Revenue	$243,061	$	$	$171,460

Cost and operating expenses
Cost of revenue	204,862			144,423
Sales and marketing	5,950			7,359
Product development	3,716			3,565
General and administrative	6,302			13,094

Total cost and operating expenses	220,830			168,441

Income from operations	22,231			3,019
Interest expense	3,250			3,339

Net income (loss)	$18,981			$(320)

Less: Net income attributable to non-controlling interests

Net income attributable to stockholders of MediaAlpha, Inc.		$	$

Pro forma net income per share attributable to common stockholders, basic and diluted			$

Pro forma weighted average common stock outstanding, basic and diluted

	Year ended December 31,
	2019			2018
Consolidated statement of operations data (in thousands)	QL Holdings LLC historical	MediaAlpha, Inc. pro forma for offering reorganization	MediaAlpha, Inc. pro forma for offering reorganization and as adjusted for offering	QL Holdings LLC historical
	(predecessor)	(successor)		(predecessor)
Revenue	$408,005	$	$	$296,910

Cost and operating expenses
Cost of revenue	342,909			247,670
Sales and marketing	13,822			11,739
Product development	7,042			10,339
General and administrative	19,391			7,843

Total cost and operating expenses	383,164			277,591

Income from operations	24,841			19,319
Interest expense	7,021			1,194

Net income	$17,820			$18,125

Less: Net income attributable to non-controlling interests

Net income attributable to stockholders of MediaAlpha, Inc.		$	$

Pro forma net income per share attributable to common stockholders, basic and diluted			$

Pro forma weighted average common stock outstanding, basic and diluted

						As of December 31, 2019	As of December 31, 2018
	As of June 30, 2020,
Consolidated balance sheet data (in thousands)	QL Holdings LLC historical	MediaAlpha, Inc. pro forma for offering reorganization		MediaAlpha, Inc. pro forma for offering reorganization and as adjusted for offering		QL Holdings LLC historical	QL Holdings LLC historical
	(predecessor)	(successor)				(predecessor)	(predecessor)

Assets

Current assets
Cash and cash equivalents	$26,429	$		$		$10,028	$5,662
Accounts receivable, net of allowance for doubtful accounts	56,767					56,012	37,150
Prepaid expenses and other current assets	1,709					1,448	1,286

Total current assets	84,905					67,488	44,098
Property and equipment, net	710					755	881
Intangible assets, net	17,149					18,752	23,985
Goodwill	18,402					18,402	18,402
Other assets	14,625					—	—

Total assets	$135,791	$		$		$105,397	$87,366

Liabilities, Redeemable Class A Units and Members’/Stockholders’ Equity

Current liabilities
Accounts payable	$65,622	$		$		$40,455	$27,014
Accrued expenses	4,027					6,532	5,160
Current portion of long-term debt	585					873	1,188
Current portion of deferred rent	49					52	94

Total current liabilities	70,283					47,912	33,456
Long-term debt, net of current portion	96,367					96,665	13,061
Deferred rent, net of current portion	337					319	369
Other long-term liabilities	146					—	—

Total liabilities	167,133					144,896	46,886

Redeemable Class A units	181,066					74,097	—

Members’/Stockholders’ (deficit) equity
Class A units	73,003		—		—	73,003	73,003
Class B units	8,491					6,544	2,950
Class A common stock	—					—	—
Class B common stock	—					—	—
Additional paid-in capital	—					—	—
Accumulated deficit	(293,902)					(193,143)	(35,473)

Members’/stockholders’ (deficit) equity attributable to member/stockholders	(212,408)					(113,596)	40,480
Non-controlling interest	—					—	—

Total members’/stockholders’ (deficit) equity	(212,408)					(113,596)	40,480

Total liabilities, redeemable Class A units, and members’/stockholders’ (deficit) equity	$135,791	$		$		$105,397	$87,366

Other financial and operational data

	Six months ended June 30,			Year ended December 31,
	2020		2019	2019		2018
(in thousands)	QL Holdings LLC historical	MediaAlpha, Inc. pro forma for offering reorganization and as adjusted for offering	QL Holdings LLC historical	QL Holdings LLC historical	MediaAlpha, Inc. pro forma for offering reorganization and as adjusted for offering	QL Holdings LLC historical
	(predecessor)	(successor)	(predecessor)	(predecessor)	(successor)	(predecessor)
Adjusted EBITDA(1)	$25,918	$	$17,327	$42,919	$	$32,099
Contribution(2)	40,037		29,157	69,294		52,798
Revenue less cost of revenue (as a % of revenue)	15.7%	%	15.8%	16.0%	%	16.6%

Contribution Margin(2)	16.5%	%	17.0%	17.0%	%	17.8%

(1)	We define “Adjusted EBITDA” as net income excluding interest expense, income tax benefit (expense), depreciation expense on property and equipment, amortization of intangible assets, equity-based compensation expense and transaction expenses. Adjusted EBITDA is a non-GAAP financial measure that we present in this prospectus to supplement the financial information we present on a GAAP basis. We monitor and have presented in this prospectus Adjusted EBITDA because it is a key measure used by our management to understand and evaluate our operating performance, to establish budgets and to develop operational goals for managing our business. Other companies may calculate Adjusted EBITDA differently than we do. Adjusted EBITDA has its limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results presented in accordance with GAAP.

The following table reconciles Adjusted EBITDA with net income, the most directly comparable financial measure calculated and presented in accordance with GAAP:

QL Holdings LLC (predecessor)

	Historical

	Six months ended June 30,		Year ended December 31,
(in thousands)	2020	2019	2019	2018
Net income (loss)	$18,981	$(320)	$17,820	$18,125
Equity-based compensation expense	1,947	2,561	3,594	824
Interest expense	3,250	3,339	7,021	1,194
Income tax expense	—	—	—	—
Depreciation expense on property and equipment	137	143	272	187
Amortization of intangible assets	1,603	2,773	5,381	11,769
Transaction expenses(A)	—	8,831	8,831	—

Adjusted EBITDA	$25,918	$17,327	$42,919	$32,099

(A)	For the year ended December 31, 2019, transaction expenses included $7.2 million in legal, investment banking and other consulting fees and $1.6 million in transaction bonuses related to a transaction with Insignia in February 2019.

MediaAlpha, Inc. (successor)

Pro forma for offering reorganization and as adjusted for offering
	Six months ended June 30,	Year ended December 31,
(in thousands)	2020	2019
Net income	$	$
Equity-based compensation expense
Interest expense
Income tax expense
Depreciation expense on property and equipment
Amortization of intangible assets
Transaction expenses(A)

Adjusted EBITDA	$	$

(A)	For the year ended December 31, 2019, transaction expenses included $7.2 million in legal, investment banking and other consulting fees and $1.6 million in transaction bonuses related to a transaction with Insignia in February 2019.

(2)	We define “Contribution” as revenue less revenue share payments and online advertising costs, or, as reported in our consolidated statement of operations, revenue less cost of revenue, as adjusted to exclude the following items from cost of revenue: equity-based compensation; salaries, wages, and related; internet and hosting; amortization; depreciation; other services; and merchant-related fees. We define “Contribution Margin” as Contribution expressed as a percentage of revenue for the same period. Contribution and Contribution Margin are non-GAAP financial measures that we present in this prospectus to supplement the financial information we present on a GAAP basis. We use Contribution and Contribution Margin to measure the return on our relationships with our supply partners (excluding certain fixed costs), the financial return on and efficacy of our online advertising costs to drive consumers to our proprietary websites, and our operating leverage. We do not use Contribution and Contribution Margin as measures of overall profitability. We present Contribution and Contribution Margin because they are used by our management and board of directors to manage our operating performance, including evaluating our operational performance against budget and assessing our overall operating efficiency and operating leverage. For example, if Contribution Margin increases and our headcount costs remain steady, our Adjusted EBITDA and operating leverage increase. If Contribution Margin decreases, we may choose to re-evaluate and re-negotiate our revenue share agreements with our supply partners, to make optimization and pricing changes with respect to our bids for keywords from primary traffic acquisition sources, or to change our overall cost structure with respect to headcount, fixed costs and other costs. Other companies may calculate Contribution and Contribution Margin differently than we do. Contribution and Contribution Margin have their limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results presented in accordance with GAAP.

The following table reconciles Contribution and Contribution Margin with revenue, the most directly comparable financial measure calculated and presented in accordance with GAAP:

QL Holdings LLC (predecessor)

	Historical
	Six months ended June 30,		Year ended December 31,
(in thousands)	2020	2019	2019	2018
Revenue	$243,061	$171,460	$408,005	$296,910
Less cost of revenue	(204,862)	(144,423)	(342,909)	(247,670)

Subtotal	38,199	27,037	65,096	49,240
Adjusted to exclude the following (as related to cost of revenue):
Equity-based compensation	40	139	181	54
Salaries, wages, and related	741	725	1,471	1,265
Internet and hosting	221	277	520	388
Amortization	—	340	510	738
Depreciation	11	13	22	23
Other services	136	128	264	247
Merchant-related fees	689	498	1,230	843

Contribution	$40,037	$29,157	$69,294	$52,798

Contribution Margin	16.5%	17.0%	17.0%	17.8%

MediaAlpha, Inc. (successor)

Pro forma for offering reorganization and as adjusted for offering
	Six months ended June 30,	Year ended December 31,
(in thousands)	2020	2019
Revenue	$	$
Less cost of revenue

Subtotal
Adjusted to exclude the following (as related to cost of revenue):
Equity-based compensation
Salaries, wages, and related
Internet and hosting
Amortization
Depreciation
Other services
Merchant-related fees

Contribution	$	$

Contribution Margin	%	%

Risk factors

Investing in our Class A common stock involves risks. You should carefully consider the risks and uncertainties described below, together with all of the other information included in this prospectus, including our consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in our Class A common stock. Our business, financial condition, operating results, cash flow, and prospects could be materially and adversely affected by any of these risks or uncertainties. In that case, the trading price of our Class A common stock could decline, and you could lose all or part of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of or that we currently see as immaterial may also adversely affect our business. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. See “Cautionary note regarding forward-looking statements.”

Risks related to our business and industry

Our business is dependent on our relationships with our partners using our platform, many of which have no long-term contractual commitments with us. If demand partners stop purchasing Consumer Referrals on our platform, if supply partners stop making Consumer Referrals available on our platform, or if we are unable to establish and maintain new relationships with demand or supply partners on our platform, our business, financial condition, operating results, cash flows, and prospects could be materially and adversely affected.

A substantial majority of our revenue is derived from sales of Consumer Referrals to demand partners on our platform. Our relationships with such demand partners are dependent on our ability to make available on our platform quality Consumer Referrals at attractive volumes and prices, which in turn depends on our relationship with our supply partners. If demand partners are not able to acquire their preferred Consumer Referrals on our platform, they may stop purchasing on our platform. If demand partners are not able to reach desired consumer segments precisely or do not maximize return on customer acquisition spend, they may stop using our platform.

Supply partners use our platform to optimize consumer conversions while minimizing customer acquisition costs. If supply partners are not able to obtain the best yield on their traffic using our platform, they may stop using our platform to make their Consumer Referrals available.

The majority of our partners can stop using our platform at any time with no notice. Many of our agreements with our partners have no fixed term and are cancellable upon 30 or 60 days’ notice. Furthermore, the agreements with our partners do not require that such partners transact a minimum amount on our platform. As a result, we cannot guarantee that our partners will continue to work with us, or, if they do, the amount of Consumer Referrals demand partners will purchase or the amount of Consumer Referrals supply partners will make available on our platform.

If a partner is not satisfied with our platform, it could cause us to lose our relationship with them. In addition to a loss of revenue, this may produce publicity that could hurt our reputation and adversely affect our ability to retain business or secure new business with other partners. The success of our platform depends on both our supply partners making available a robust supply of Consumer Referrals and our demand partners’ willingness to pay to purchase such Consumer Referrals. Accordingly, the loss of a supply partner’s traffic could affect our ability to provide a sufficient supply of Consumer Referrals for demand partners to acquire. In turn, the loss of a demand partner’s purchasing power on our platform could decrease the payouts to supply partners, which could decrease our supply of Consumer Referrals.

We may decide to terminate our relationship with a partner for a number of reasons and the termination of our relationship with a partner could reduce the number of demand partners seeking to purchase Consumer

Referrals and supply partners seeking to sell their Consumer Referrals to our platform. In connection with such a termination, we would lose a source of Transaction Value and fees for future sales. Our business, financial condition, operating results, cash flows, and prospects could also be harmed if in the future we fail to develop new partner relationships.

We depend on a small group of insurance carriers for a substantial portion of our business. Changes in our relationships with these insurance carriers may adversely affect our business, financial condition, operating results, cash flows, and prospects.

We derive a large portion of our revenue from a limited number of insurance carriers. For example, Progressive, which is both a buyer and seller on our platform, accounted for 19.3% and 28.8% of our total revenue for fiscal 2019 and fiscal 2018, respectively, and for 23.2% and 22.0% of our total revenue for the six month periods ended June 30, 2020 and 2019, respectively. Our top 10 third-party supply partners accounted for 48.0% and 47.3% of our total cost of revenue for fiscal 2019 and fiscal 2018, respectively, and for 52.7% and 46.6% of our total cost of revenue for the six month periods ended June 30, 2020 and 2019, respectively. Many of our agreements with insurance carriers do not require minimum transaction volume commitments on our platform and, accordingly, our demand partners can reduce or eliminate their purchasing on our platform at any time. In addition, many of our agreements with insurance carriers are terminable by the insurance carriers without cause upon 30 or 60 days’ notice. Should we become dependent on fewer insurance partner relationships (whether as a result of the termination of existing relationships, insurance carrier consolidation or otherwise), we may become more vulnerable to adverse changes in our relationships with insurance carriers, which in turn could harm our business, financial condition, operating results, cash flows, and prospects.

Our business is substantially dependent on revenue from property & casualty insurance, health insurance, and life insurance carriers and subject to risks related to such industries in which our partners operate.

A substantial majority of the insurance carriers using our platform are property & casualty insurance carriers, health insurance carriers, and life insurance carriers. Revenue from property & casualty insurance carriers, health insurance carriers, and life insurance carriers accounted for 87.4% and 88.3% of our total revenue for the years ended December 31, 2019 and 2018, respectively, and for 95.3% and 84.5% of our total revenue for the six month periods ended June 30, 2020 and 2019, respectively. If insurance carriers experience large or unexpected losses through the offering of insurance, these carriers may choose to decrease the amount of money they spend on customer acquisition, including with us.

In addition, we are dependent upon the economic success of the automobile, home, and healthcare industries. Decreases in consumer demand generally in such underlying industries could adversely affect the demand for property & casualty insurance, health insurance, and life insurance and, in turn, the number of Consumer Referrals available on our platform. In addition, consumer spending on automobile, home, and healthcare products generally decline during recessionary periods and other periods in which disposable income is adversely affected and may be affected by negative trends in the broader economy, including the cost of energy and gasoline, the availability and cost of credit, reductions in business and consumer confidence, stock market volatility and increased unemployment. Downturns in any of these underlying industries, which could be caused by a downturn in the economy at large, could materially and adversely affect our business, financial condition, operating results, cash flows, and prospects.

Our partners may negotiate with us to reduce our platform fees, which could harm our business, financial condition, operating results, cash flows, and prospects.

Many of the terms of our agreements with our partners, including our platform fees, are specifically negotiated with each partner. Our partners may negotiate with us to reduce our platform fees. The outcome of such negotiations could result in terms that are less favorable to us than those contained in our existing agreements or those obtained by our competitors, which could impact our relationship with our partners and could harm our business, financial condition, operating results, cash flows, and prospects.

Demand partners who access our platform can attract consumers directly through their own customer acquisition strategies, including third-party online platforms and other traditional methods of distribution, or obtain similar services from our competitors. Similarly, supply partners can seek to monetize high-intent consumers or maximize the value of non-converting consumers on their websites by building their own solutions or turning to other service providers or our competitors.

The majority of our demand partners do not have exclusive relationships with us, and they may choose to make systemic or incremental changes in the manner in which they market and distribute their products. They can attract consumers directly through their own customer acquisition strategies, including third-party online platforms and other traditional methods of distribution, such as referral arrangements, physical storefront operations or broker agreements. Such demand partners also may obtain Consumer Referrals through one or more online competitors of our business. If such demand partners determine to compete directly with us or choose to favor one or more third-party platforms, they could cease or reduce purchases of Consumer Referrals on our platform. In our insurance verticals, if consumers seek insurance policies directly from insurance carriers, or if insurance carrier partners seek Consumer Referrals through our competitors or cease providing us with access to their systems or information, the number of transactions by demand partners on our platform may decline, which could materially and adversely affect our business, financial condition, operating results, cash flows, and prospects.

Similarly, most of our supply partners do not have exclusive relationships with us, and they can seek other solutions to maximize their consumer traffic monetization, such as building their own solution or turning to other service providers or our competitors in order to monetize high-intent consumers or maximize the value of non-converting consumers on their websites. This could also lead to a reduction in the number of Consumer Referrals made available by supply partners on our platform and materially and adversely affect our business, financial condition, operating results, cash flows, and prospects.

If we fail to compete effectively against technology companies engaged in digital customer acquisition and other competitors, we could lose partners and our revenue may decline.

We operate in the broadly defined tech-enabled insurance distribution sector. Within this sector, our closest competitors are technology companies engaged in digital customer acquisition. This sector is intensely competitive, and we expect this competition to continue to increase in the future both from existing and new competitors that provide competing platforms or technology. We compete both for demand partners and high quality Consumer Referrals. We compete on the basis of a number of factors, including return on investment, technology, and client service. With respect to high quality Consumer Referrals and for a share of demand partners’ customer acquisition budgets, we compete with technology companies engaged in digital customer acquisition for insurance carriers as well as other companies including:

•	direct distribution companies focused on insurance products;
•	industry-specific portals or customer acquisition companies with insurance-focused research online destinations;
•	online marketing or media services providers;

•	major internet portals and search engine companies with online advertising platforms; and
•	supply partners with their own sales forces that sell their online Consumer Referrals directly to buyers.

Finding, developing, and retaining high quality Consumer Referrals on a cost-effective basis is challenging because competition for web traffic among technology companies engaged in digital customer acquisition, websites, and search engines, as well as competition with traditional media companies, has resulted and may continue to result in significant increases in pricing, declining margins, reduction in revenue, and loss of market share. In addition, if we expand the scope of our services, we may compete with a greater number of technology companies, websites, buyers, and traditional media companies across an increasing range of different services, including in vertical markets where competitors may have advantages in expertise, brand recognition, and other areas. Internet search companies with brand recognition have significant numbers of direct sales personnel and web traffic that provide a significant competitive advantage and have a significant impact on pricing for Consumer Referrals or web traffic. Some of these companies may offer or develop more vertically targeted products that match consumers with products and services or match Consumer Referrals with buyers and, thus, compete with us more directly. The trend toward consolidation in online marketing may also affect pricing and availability of Consumer Referral inventory. Many of our current and potential competitors also have other competitive advantages over us, such as longer operating histories, greater brand recognition, larger client bases, greater access to Consumer Referrals or web traffic more generally, and significantly greater financial, technical, and marketing resources. As a result, we may not be able to compete successfully. Competition from the DTC distribution channel affected and may continue to affect both volume and price, and, thus, revenue, profit margins, and profitability. If we fail to deliver results that are superior to those that other technology companies engaged in digital customer acquisition deliver to partners, we could lose partners and market share, and our revenue may decline.

If we are unable to develop new offerings, achieve increased partner adoption of those offerings or penetrate new vertical markets, our business, financial condition, operating results, cash flows, and prospects could be materially and adversely affected.

Our continued improvement of our product and service offerings is critical to our continued growth. Accordingly, we must continually invest resources in product, technology, and development in order to improve the comprehensiveness and effectiveness of our platform, including by improving upon and expanding the tools we offer to our partners for consumer acquisition cost management and optimization.

In addition, while we have historically concentrated our efforts on the property & casualty insurance, health insurance, and life insurance markets, our growth strategy includes opportunistically penetrating other vertical markets, such as consumer finance, education, and home services. In order to penetrate new vertical markets successfully, it will be necessary to develop an understanding of those new markets and the associated risks, which may require substantial investments of time and resources, and even then we may not be successful and, as a result, our revenue may grow at a slower rate than we anticipate and our business, financial condition, operating results, cash flows, and prospects could be materially and adversely affected.

If we fail to manage future growth effectively, our business, financial condition, operating results, cash flows, and prospects could be materially and adversely affected.

We have at times experienced rapid growth and anticipate further growth. This growth has placed significant demands on management and our operational infrastructure. As we continue to grow, we must effectively integrate, develop, and motivate our employees, while maintaining the beneficial aspects of our company culture. If we do not manage the growth of our business and operations effectively, the quality of our services and efficiency of our operations could suffer and we may not be able to execute on our business plan, which could harm our business, financial condition, operating results, cash flows, and prospects.

Our past growth or the past growth in our verticals or by our competitors may not be indicative of future growth, and our revenue growth rate may decline in the future.

Our past growth or the past growth in our verticals or by our competitors may not be indicative of future growth, if any. We will not be able to grow as expected, or at all, if we do not accomplish the following:

•	maintain and expand the number of demand and supply partners that use our platform;

•	increase the volume and quality of Consumer Referrals available on our platform and otherwise improve the value of our platform for our partners;

•	further improve the quality of our platform; and

•	expand our presence to new verticals.

Our revenue growth rates may also be limited if we are unable to achieve high market penetration rates as we experience increased competition. If our revenue or revenue growth rates decline, investors’ perceptions of our business may be adversely affected and the market price of our Class A common stock could decline.

If we are unable to attract, integrate, and retain qualified employees, our ability to develop and successfully grow our business could be harmed.

Our business depends on our ability to retain our key executives and management, including Steven Yi, Chief Executive Officer and Co-Founder, Eugene Nonko, Chief Technology Officer and Co-Founder, and Tigran Sinanyan, Chief Financial Officer, and to hire, develop, and retain other key employees. Our ability to expand our business depends on our being able to hire, train, and retain sufficient numbers of experienced information technology employees, as well as other personnel. Our success in recruiting highly skilled and qualified employees can depend on factors outside of our control, including the strength of the general economy and local employment markets and the availability of alternative forms of employment. Experienced information technology personnel, who are critical to the success of our business, are in particularly high demand. This demand is particularly acute in the Seattle, Washington area, where our technology and engineering team is based. Competition for their talents is intense, and retaining such individuals can be difficult. The loss of any of our executive officers or key employees could materially and adversely affect our ability to execute our business plan and strategy, and we may not be able to find adequate replacements on a timely basis, or at all. Most of our executive officers and other key employees are at-will employees, which means they may terminate their employment relationships with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. We cannot ensure that we will be able to retain the services of any members of our senior management or other key employees. If we do not succeed in attracting well-qualified employees or retaining and motivating existing employees, our business, financial condition, operating results, cash flows, and prospects could be materially and adversely affected.

A reduction in DTC digital spend by our demand partners or lower conversion results may harm our business, financial condition, operating results, cash flows, and prospects.

We rely on demand partners’ DTC digital spend on our network of supply partner websites and on our proprietary websites. We have historically derived, and we expect to continue to derive, the majority of our revenue through the delivery of Consumer Referrals. One component of our platform that we use to generate buyer interest is our system of optimization tools, which is designed to offer pricing control, transparency, granular targeting, and real-time response to assist our partners in making buying and selling decisions that optimize customer acquisition spend. Demand partners will stop spending on our platform if their investments do not generate conversion results. The failure of our platform to effectively deliver customer acquisitions in a manner that results in increased revenue for our demand partners could have an adverse impact on our ability to maintain or increase our revenue from our demand partners’ DTC digital spend.

We depend on supply partners on our platform for a majority of our generation of Consumer Referrals. Any decline in the supply of Consumer Referrals available through these supply partners’ websites could cause our revenue to decline or our operating costs to increase.

A majority of the Consumer Referrals available on our platform is attributable to consumer traffic originating from supply partners on our platform. In many instances, supply partners can change the Consumer Referrals they make available on our platform at any time in ways that could impact our results of operations. If a supply partner decides not to make its Consumer Referrals available to us, decides to demand a higher revenue-share or places significant restrictions on the sale of such Consumer Referrals, we may not be able to find Consumer Referrals from other supply partners that satisfies our requirements in a timely and cost-effective manner. Consolidation of sellers could eventually lead to a concentration of desirable inventory on websites or networks owned by a small number of individuals or entities, which could limit the supply or impact the pricing of inventory available to us. We cannot assure you that we will be able to acquire Consumer Referrals that meets our partners’ performance, price, and quality requirements, in which case our revenue could decline or our operating costs could increase.

We rely on data provided to us by our demand partners, our supply partners, and consumers to improve our technology and service offerings, and if we are unable to maintain or increase the amount of such data available to us, we may be unable to provide our demand partners with a bidding experience that is relevant, efficient, and effective or our supply partners with satisfactory revenue yields, which could adversely affect our business, financial condition, operating results, cash flows, and prospects.

Our business relies on the data provided to us by our demand partners, our supply partners, and consumers. The large amount of information we use in operating our platform is critical to the optimal functioning of our platform. If we are unable to maintain or effectively utilize the data provided to us, including data from our demand partners regarding consumer conversion, the value that we provide to our partners may be limited. In addition, the quality, accuracy, and timeliness of this information may suffer, which may lead to a negative bidding experience for demand partners using our platform, or decreased yields for supply partners using our platform, and could materially and adversely affect our business, financial condition, operating results, cash flows, and prospects.

We have made substantial investments, including time and human resources, into our proprietary technology platform, which relies on consumer-provided data, third-party data, predictive modeling, and analytics engines to maximize value for our platform users. We cannot assure you that we will be able to continually collect and retain sufficient data, or improve our data technologies to satisfy our operating needs. Failure to do so could materially and adversely affect our business, financial condition, operating results, cash flows and prospects.

In addition, to the extent consumers or third parties provide our suppliers’ websites or our proprietary websites with inaccurate information or fail to provide information, the quality of Consumer Referrals offered to our demand partners though our platform may suffer. A decrease in quality of Consumer Referrals could lead to a reduction in use of our platform by our demand partners.

We depend upon internet search companies to direct a significant portion of visitors to our suppliers’ websites and our proprietary websites. Changes in search engine algorithms have in the past harmed or may in the future harm the websites’ placements in both paid and organic search result listings, which may reduce the number of visitors to our supply partners’ websites and our proprietary websites and as a result, cause our revenue to decline.

Our success depends on the ability to attract online visitors to our suppliers’ websites and our proprietary websites and convert them into consumers for our partners in a cost-effective manner. We depend on internet search companies to direct a substantial share of visitors to third party and our proprietary websites. Search companies offer two types of search results: organic and paid listings. Organic listings are displayed based solely on formulas designed by the search companies. Paid listings are displayed based on a combination of the buyer’s bid price for particular keywords and the search engines’ assessment of the website’s relevance and quality. If one or more of the search engines or other online sources on which we or our suppliers rely for purchased listings modifies or terminates its relationship with us or decides to decrease their rating of the relevance and quality of our websites, our expenses could rise, we could lose consumers, and traffic to our suppliers’ websites and our proprietary websites could decrease, which could in turn decrease the amount and quality of Consumer Referrals made available for sale on our platform. Any of the foregoing could have a material and adverse effect on our business, financial condition, operating results, cash flows and prospects.

The ability to maintain or grow the number of visitors to our suppliers’ websites and our proprietary websites from search companies is not entirely within our control. Search companies frequently revise their algorithms and changes in their algorithms have in the past caused or could in the future cause our suppliers’ websites and our proprietary websites to receive less favorable placements. There have been fluctuations in organic rankings for a number of our suppliers’ websites and some of the paid listing campaigns have also been harmed by search engine algorithmic changes. Search companies could determine that the content of our suppliers’ websites or our proprietary websites is either not relevant or is of poor quality.

In addition, we or our supply partners may fail to optimally manage our paid listings, or our proprietary bid management technologies may fail, which may lead to a decrease in the number of visits to our supply partners’ websites or our proprietary websites. As a result, we may need to use more costly sources to replace lost visitors who could have contributed to our supply of Consumer Referrals, and such increased expense could adversely affect our business, financial condition, operating results, cash flows, and prospects. Even if we succeed in driving traffic to our suppliers’ websites and our proprietary websites, we may not be able to effectively monetize this traffic or otherwise retain users. Failure to do so could result in a smaller supply of Consumer Referrals available on our platform to our demand partners and thus lower revenue, which would have an adverse effect on our business, financial condition, operating results, cash flows, and prospects.

We face risks and uncertainties related to a novel strain of the coronavirus and the disease it causes (COVID-19), which could significantly disrupt our operations and which could have a material and adverse impact on our business, financial condition, operating results, cash flows, and prospects. These risks and uncertainties could pertain to other viruses, pandemics or other unforeseen and broad-based public health crises.

Our business has been and may continue to be adversely impacted by the effects of COVID-19. In addition to negative macroeconomic effects on business and consumer demand, the COVID-19 outbreak and any other related adverse public health developments may cause declines in revenue and margin, and disruption to our business operations. The businesses of our partners have been negatively affected and may continue to be disrupted by reduced demand, declines in consumer credit, increased default rates, absenteeism, quarantines, and restrictions on employees’ ability to work, office closures, and travel or health-related restrictions. For example, in our travel vertical, COVID-19 has led to a dramatic reduction in consumers shopping for travel-related products, and there is uncertainty about the timing and extent to which demand for travel-related products will return to pre-pandemic levels. As a result, we have experienced a dramatic decline in revenue from the travel vertical and expect this trend to continue indefinitely. Certain insurance companies have seen new applications for their various insurance products decrease (e.g., declines in new applications for auto insurance due to lower car sales). Additionally, health insurance and life insurance carriers have faced a significant number of claims related to COVID-19. More generally, insurance companies face risks related to, among others, reduced demand for insurance products and decrease in premium revenue, particularly if their customers are unable to afford insurance, insurance shopping patterns are disrupted, vehicle and home purchases are curtailed, small businesses suspend or discontinue operations, and insurance agencies are unable or unwilling to write business. Depending on the magnitude and duration of any disruption’s effect on demand partners’ customer acquisition spending and/or the availability of quality Consumer Referrals from our supply partners, our business, financial condition, operating results, cash flows, and prospects could be adversely affected.

In addition, COVID-19 or other disease outbreaks will in the short-run, and may over the longer term, adversely affect the economies and financial markets within many countries, including in the United States, resulting in an economic downturn that could negatively affect customer acquisition spend by our demand partners or on consumer insurance product search activity (and, in turn, Consumer Referral availability). For example, certain companies that operate in the consumer credit industries, such as credit cards and personal loans, have tightened their lending criteria, which in turn may impact a consumer’s ability to afford products like insurance, and increased volatility in the financial markets may make it harder for companies to access the capital markets at favorable rates as needed. Such effects of COVID-19, and other similar effects, could result in reduced customer acquisition spend or drops in Consumer Referral availability, which could have a material and adverse effect on our business, financial condition, operating results, cash flows, and prospects. There can be no assurance that any decrease in revenue or margin resulting from COVID-19 will be offset by increased revenue or margin in subsequent periods or that our business, financial condition, operating results, cash flows, and prospects will remain consistent with current or pre-pandemic expectations and/or performances.

Furthermore, we may experience disruptions to our business operations resulting from quarantines, self-isolations, or other restrictions on the ability of our employees to perform their jobs, conduct in-person meetings, and attend tradeshows, which may impact our sales and customer acquisition activities and our ability to design, develop or deliver our products and services in a timely manner or meet partner commitments, which could have a material and adverse impact on our business, financial condition, operating results, cash flows, and prospects.

Moreover, to the extent the COVID-19 pandemic or any worsening of the global business and economic environment as a result thereof adversely affects our business, financial condition, operating results, cash flows, and prospects, it may also have the effect of heightening or exacerbating many of the other risks described in these risk factors, such as those relating to a reduction in DTC digital spend by our demand partners, our dependence on insurance carriers and sellers on our platform, seasonal fluctuations, and our ability to raise additional capital or otherwise refinance on acceptable terms when and as needed.

Given that the magnitude and duration of the impact of the COVID-19 pandemic on our business and operations remains uncertain, the continued spread of COVID-19 or the occurrence of other pandemics and the imposition of related public health measures and travel and business restrictions could have a material and adverse impact on our business, financial condition, operating results, cash flows, and prospects.

Our business could be adversely affected by natural disasters, public health crises, political crises, economic downturns or other unexpected events.

A significant natural disaster, such as an earthquake, fire, hurricane, tornado, flood or significant power outage, could disrupt our operations, platform, the internet or the operations of our third-party technology providers. In particular, our corporate headquarters are located in Los Angeles, a region known for seismic activity. In addition, any unforeseen public health crises, such as epidemics, political crises, terrorist attacks, war, and other political instability, or other catastrophic events, whether in the United States or abroad, could adversely affect our operations or the economy as a whole. The impact of any natural disaster, act of terrorism or other disruption to us or our third-party providers’ abilities could result in decreased demand for our offerings or a delay in the provision of our offerings, which could adversely affect our business, financial condition, operating results, cash flows, and prospects. All of the aforementioned risks may be further increased if our disaster recovery plans prove to be inadequate.

Our business, financial condition, operating results, cash flows, and prospects are also subject to global economic conditions. If general economic conditions deteriorate in the United States or in other markets where we operate, our demand partners’ customer acquisition spending and consumer insurance product search activity (and in turn, Consumer Referral availability) on our platform may decline. An economic downturn resulting in a prolonged recessionary period may have a further adverse effect on our business, financial condition, operating results, cash flows, and prospects.

We may acquire other companies or technologies, which could divert our management’s attention, result in additional dilution to our stockholders, and otherwise disrupt our operations and harm our operating results, financial condition, and prospects.

We may determine to grow our business through the acquisition of complementary businesses and technologies rather than through internal development. The identification of suitable acquisition candidates can be difficult, time-consuming, and costly, and we may not be able to successfully complete identified acquisitions or the acquisitions may cause diversion of management time and focus away from operating our business. Following any acquisition, we may face difficulty integrating technology, finance, and accounting, research and development, human resources, consumer information, and sales and marketing functions; challenges retaining acquired employees; future write-offs of intangibles or other assets; and potential litigation, claims or other known and unknown liabilities.

Depending on the condition of any company or technology we may acquire, that acquisition may, at least in the near term, adversely affect our business, financial condition, operating results, cash flows, and prospects and, if not successfully integrated with our organization, may continue to have such effects over a longer period. We may not realize the anticipated benefits of any acquisitions and we may not be successful in overcoming these risks or any other problems encountered in connection with potential acquisitions. Our inability to overcome these risks could have an adverse effect on our profitability, return on equity, and return on assets, and our ability to implement our business strategy and enhance stockholder value, which in turn could have a material and adverse effect on our business, financial condition, operating results, cash flows, and prospects.

Future acquisitions also could result in dilutive issuances of our equity securities and the incurrence of debt, which could harm our financial condition.

Our quarterly revenue and results of operations may fluctuate significantly from quarter to quarter due to fluctuations in advertising spending, including seasonal and cyclical effects.

In addition to other factors that cause our results of operations to fluctuate, our results are also subject to significant seasonal fluctuation. In our property & casualty insurance vertical, revenue and results in our last fiscal quarter are typically weaker than in our first three fiscal quarters due to lower supply of Consumer Referrals during the holiday period on a cost-effective basis and lower customer acquisition budgets from some demand partners. In our first fiscal quarter, this trend generally reverses with greater supply of Consumer Referrals and often new customer acquisition budgets at the beginning of the year for our partners with fiscal years ending December 31. In our health insurance vertical, revenue and results in our second and third fiscal quarters are typically weaker than in our first and last fiscal quarters during which the open enrollment period for health insurance and annual enrollment for Medicare drives a material increase in consumer search volume for health insurance and Medicare products and a related increase in demand partner customer acquisition budgets.

Other factors affecting our partners’ businesses include macroeconomic factors such as credit availability, the strength of the economy, and employment. Any of the foregoing seasonal trends, or the combination of them, may negatively impact our quarterly revenue and results of operations.

Furthermore, advertising spend on the internet, similar to traditional media, tends to be cyclical and discretionary as a result of factors beyond our control, including budgetary constraints and buying patterns of partners, as well as economic conditions affecting the internet and media industry. For example, weather and other events have in the past, led to short-term decreases in insurance industry partner advertising spend, increases in loss ratios and damage or interruption in our partners’ operations, any of which can lead to decreased partner spend on online performance marketing. In addition, inherent industry specific risks (e.g., insurance industry loss ratios and cutbacks) and poor macroeconomic conditions as well as other short-term events could decrease our partners’ advertising spending and thereby have a material and adverse effect on our business, financial condition, operating results, cash flows, and prospects.

If the market for digital customer acquisition services fails to continue to develop, our success may be limited, and our revenue may decrease.

The digital customer acquisition services market is relatively new and rapidly evolving, and it uses different measurements than traditional media to gauge its effectiveness. Some of our current or potential partners have little or no experience using the internet for customer acquisition purposes and have allocated only limited portions of their customer acquisition budgets to the internet. The adoption of digital customer acquisition, particularly by those companies that have historically relied upon traditional media for customer acquisition, requires the acceptance of a new way of conducting business, exchanging information, and evaluating new customer acquisition technologies and services.

In addition, we may experience resistance from traditional advertising agencies that may be advising our partners. We cannot assure you that the market for digital customer acquisition services will continue to grow. If the market for digital customer acquisition services fails to continue to develop or develops more slowly than we anticipate, the success of our business may be limited, and our revenue may stop growing or decrease.

If we fail to protect our brand, our ability to expand the use of our platform by buyers and sellers may be adversely affected.

Maintaining strong brand recognition and a reputation for delivering value to our partners is important to our business. A failure by us to protect our brand and deliver on these expectations could harm our reputation and damage our ability to attract and retain partners, which could adversely affect our business, financial condition, operating results, cash flows, and prospects. Furthermore, a failure to protect our trademarks and domain names could adversely affect our brand and make it more difficult for users to find our platform. In addition, our competitors may have more resources than we do and may spend more advertising their brands and services. Accordingly, we could be forced to incur greater expense marketing our brand in the future to preserve our position in the market and, even with such greater expense, may not be successful in doing so. Furthermore, complaints or negative publicity about our business practices, legal compliance, marketing and advertising campaigns, data privacy and security issues, and other aspects of our business, whether valid or not, could damage our reputation and brand. If we are unable to maintain or enhance client awareness of our brand cost-effectively, our business, financial condition, operating results, cash flows, and prospects could be materially and adversely affected.

Our existing and any future indebtedness could adversely affect our ability to operate our business.

As of June 30, 2020, we had $97.0 million of outstanding borrowings, net of deferred debt issuance costs of $1.5 million, under our senior secured credit facilities with Monroe Capital Management Advisors, LLC and City National Bank (the “2019 Credit Facilities”) consisting of (i) a $100.0 million term loan and (ii) a $5.0 million revolving credit facility. In connection with and prior to the completion of the offering reorganization, QuoteLab, LLC intends to enter into a new credit agreement (the “2020 Credit Agreement”) providing for senior secured credit facilities (the “2020 Credit Facilities”) consisting of (i) a $210.0 million term loan facility (the

“2020 Term Loan Facility”) and (ii) a $5.0 million revolving credit facility (the “2020 Revolving Credit Facility”). See “Description of certain indebtedness.” Proceeds from the 2020 Term Loan Facility are expected to be used to, among other things, refinance the 2019 Credit Facilities and fund a distribution to equity holders and for general corporate purposes. The 2020 Revolving Credit Facility is expected to be available for general corporate purposes. We expect to use a portion of our net proceeds from this offering to repay $            of outstanding borrowings under the 2020 Credit Facilities. We could in the future incur additional indebtedness.

Our existing or future indebtedness could have important consequences, including:

•

requiring us to dedicate a substantial portion of our cash flow to payments on our indebtedness, which would reduce the amount of cash flow available to fund working capital, capital expenditures or other corporate purposes;

•	increasing our vulnerability to general adverse economic, industry, and market conditions;

•

subjecting us to restrictive covenants, including restrictions on our ability to pay dividends and requiring the pledge of substantially all of our assets as collateral, that may reduce our ability to take certain corporate actions or obtain further debt or equity financing;

•	limiting our ability to plan for and respond to business opportunities or changes in our business or industry; and

•	placing us at a competitive disadvantage compared to our competitors that have less debt or better debt servicing options.

In addition, our indebtedness under the 2020 Credit Facilities is expected to bear interest at a variable rate, making us vulnerable to increases in the market rate of interest. If the market rate of interest increases substantially, we will have to pay additional interest on this indebtedness, which would reduce cash available for our other business needs.

We may not have sufficient funds, and may be unable to generate sufficient cash flows from operations, to pay the amounts due under our existing debt instruments. Failure to make payments or comply with other covenants under our existing or future debt instruments could result in an event of default. If an event of default occurs and the lender accelerates the amounts due, we may need to seek additional financing, which may not be available on acceptable terms, in a timely manner or at all. In such event, we may not be able to make accelerated payments, and the lender could seek to enforce security interests, if any, in the collateral securing such indebtedness, which includes or could include substantially all of our assets. In addition, the covenants under our existing or future debt instruments, any pledge of our assets as collateral and any negative pledge with respect to our intellectual property could limit our ability to obtain additional debt financing. Any of these events could have a material and adverse effect on our business, financial condition, operating results, cash flows, and prospects.

If we are unable to collect our receivables from our partners, our business, financial condition, operating results, cash flows, and prospects could be adversely affected.

We expect to obtain payment from our partners for work performed and maintain an allowance against receivables for potential losses on partner accounts. Actual losses on partner receivables could differ from those that we have historically experienced or currently anticipate and, as a result, we may need to adjust our allowances. We may not accurately assess the creditworthiness of our partners. Macroeconomic conditions, such as any evolving industry standards, changing regulatory conditions, changing consumer and partner demands, and the effects of COVID-19, could also result in financial difficulties for our partners, including insolvency or bankruptcy. As a result, this could cause partners to delay payments to us, request modifications to their payment arrangements that could extend the timing of cash receipts, or default on their payment obligations to us. If we experience an increase in the time to bill and collect for our services, our business, financial condition, operating results, cash flows, and prospects could be adversely affected.

Developments with respect to LIBOR may affect our borrowings under our credit facilities.

On July 27, 2017, the Financial Conduct Authority announced that it would phase-out LIBOR by the end of 2021. It is unclear whether new methods of calculating LIBOR will be established such that it effectively continues to exist after 2021, or if alternative rates or benchmarks will be adopted. Changes in the method of calculating LIBOR, or the replacement of LIBOR with an alternative rate or benchmark, may adversely affect interest rates and result in higher borrowing costs. We cannot predict the effect of the potential changes to LIBOR or the establishment and use of alternative rates or benchmarks.

The 2020 Credit Agreement is expected to provide that interest may be based on LIBOR and for the use of an alternate rate to LIBOR in the event LIBOR is phased-out; however, uncertainty remains as to any such replacement rate and any such replacement rate may be higher or lower than LIBOR may have been. The establishment of alternative rates or implementation of any other potential changes may materially and adversely affect our business, financial condition, operating results, cash flows, and prospects.

Operating and growing our business may require additional capital, and if capital is not available to us, our business, financial condition, operating results, cash flows, and prospects may suffer.

Operating and growing our business is expected to require further investments in our technology and operations. We may be presented with opportunities that we want to pursue, and unforeseen challenges may present themselves, any of which could cause us to require additional capital beyond our internally generated cash flows. At any given time, if our cash needs exceed our expectations or we experience rapid growth, we could experience strain in our cash flow, which could adversely affect our operations in the event we were unable to obtain other sources of liquidity. If we seek to raise funds through equity or debt financing, those funds may prove to be unavailable, may only be available on terms that are not acceptable to us or may result in significant dilution to you or higher levels of leverage. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and our business, financial condition, operating results, cash flows, and prospects could be materially and adversely affected.

Changes in tax laws or exposure to additional income tax liabilities could affect our future profitability.

We are subject to income taxes in the United States, various state and local jurisdictions and foreign jurisdictions. Our effective tax rate and profitability could be subject to volatility or adversely affected by a number of factors, including:

•	changes in applicable tax laws and regulations, or their interpretation and application, including the possibility of retroactive effect;

•	changes in accounting and tax standards or practice;

•	changes in the valuation of deferred tax assets and liabilities; and

•	our operating results before taxes.

In addition, we may be subject to audits of our income, sales, and other taxes by U.S. federal, state and local taxing authorities, and foreign authorities. Outcomes from these audits could have a material and adverse effect on our business, financial condition, operating results, cash flows, and prospects.

Our pro forma financial information may not be representative of our future performance.

In preparing the unaudited pro forma consolidated financial information included in this prospectus, we have made adjustments to our historical financial information based upon currently available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of the offering reorganization and as further adjusted for this offering and the contemplated use of the estimated net proceeds from this offering. The unaudited pro forma consolidated financial information also reflects the application of purchase accounting. The estimates and assumptions used in the calculation of the unaudited pro forma consolidated financial information in this prospectus may be materially different from our actual experience. Accordingly, the unaudited pro forma consolidated financial information included in this prospectus does not purport to indicate the results that would have actually been achieved had the offering reorganization been completed on the assumed date or for the periods presented, or which may be realized in the future, nor does it give effect to any events other than those described in our unaudited pro forma consolidated financial statements and notes thereto.

We may from time to time be subject to litigation, which may be extremely costly to defend, could result in substantial judgment or settlement costs or subject us to other remedies.

We are currently not a party to any material legal proceedings. From time to time, however, we may be involved in various legal proceedings, including, but not limited to, actions relating to breach of contract and intellectual property infringement, misappropriation or other violation. Claims may be expensive to defend, may divert management’s time away from our operations, and may affect the availability and premiums of our liability insurance coverage, regardless of whether they are meritorious or ultimately lead to a judgment against us. We cannot assure you that we will be able to successfully defend or resolve any current or future litigation matters, in which case those litigation matters could have a material and adverse effect on our business, financial condition, operating results, cash flows, and prospects.

Sellers, vendors, or their respective affiliates may engage in unauthorized or unlawful acts that could subject us to significant liability or cause us to lose demand partners and revenue.

We generate a majority of our Consumer Referrals from online media that we source directly from our supply partners’ websites, as well as indirectly from the affiliates of our supply partners. We also rely on third-party call centers and email marketers. Some of these third-parties, vendors, and their respective affiliates are authorized to use our demand partners’ brands, subject to contractual restrictions. Any activity by suppliers, vendors, or their respective affiliates which violates the marketing guidelines of our demand partners or that our demand partners view as potentially damaging to their brands, whether or not permitted by our contracts with our demand partners, could harm our relationships and cause demand partners to terminate their relationship with us, resulting in a loss of revenue. Moreover, because we do not have a direct contractual relationship with the affiliates of our suppliers, we may not be able to monitor the compliance activity of such affiliates. If we are unable to cause our suppliers to monitor and enforce our demand partners’ contractual restrictions on such affiliates, our demand partners may terminate their relationships with us or decrease their customer acquisition budgets with us. In addition, we may also face liability for any failure of our suppliers, vendors or their respective affiliates to comply with regulatory requirements.

The law is unsettled on the extent of liability that an advertiser has for the activities of sellers or vendors. Insurance regulations may impose liability on our demand partners for misrepresentations made by their marketing service providers. In addition, certain of our contracts impose liability on us, including indemnification obligations, for the acts of our sellers or vendors. We could be subject to costly litigation and, if we are unsuccessful in defending ourselves, we could incur damages for the unauthorized or unlawful acts of sellers or vendors.

Risks related to our intellectual property rights and our technology

If we are unable to adequately obtain, maintain, protect or enforce our intellectual property rights, our ability to compete could be harmed.

Our ability to compete effectively depends upon our ability to obtain, maintain, protect, and enforce our intellectual property rights, proprietary systems, and technology. We rely on a combination of trade secret, trademark and copyright law, confidentiality agreements, and technical measures to establish, maintain and protect our intellectual property rights and technology. These laws are subject to change at any time and could further limit our ability to protect our intellectual property rights. Additionally, there is uncertainty concerning the scope of patent and other intellectual property protection for software and business methods, which are fields in which we rely on intellectual property laws to protect our rights. Despite our efforts to obtain, maintain, protect, and enforce our intellectual property rights, these efforts may not be sufficient to effectively prevent unauthorized disclosure or unauthorized use of our trade secrets or other confidential information or to prevent third parties from infringing, misappropriating, diluting or otherwise violating our intellectual property rights and offering similar or superior functionality. To the extent we are able to obtain enforceable intellectual property rights, such intellectual property rights may not prevent third parties from reverse engineering our proprietary information or independently developing product and service technology offerings and services similar to or duplicative of our product and service offerings. For example, monitoring and protecting our intellectual property rights can be challenging and costly and we may not be effective in policing or prosecuting such unauthorized use or disclosure.

We also may fail to maintain or be unable to obtain adequate protections for certain of our intellectual property rights in the U.S. or certain foreign countries, and our intellectual property rights may not receive the same degree of protection in foreign countries as they would in the U.S. because of the differences in foreign patent, trademark, copyright, and other laws concerning proprietary rights. Any of our intellectual property rights may be challenged or circumvented by others or invalidated or held unenforceable through administrative process or litigation in the U.S. or in foreign jurisdictions. Furthermore, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are uncertain. In addition, our competitors may attempt to copy unprotected aspects of our product design or independently develop similar technology or design around our intellectual property rights. Third parties also may take actions that diminish the value of our proprietary rights or our reputation or cause partner confusion through the use of similar service names or domain names. Litigation regarding any intellectual property disputes may be costly and disruptive to us. Any of these results would harm our business, financial condition, operating results, cash flows, and prospects.

Additionally, we rely, in part, on trade secrets, proprietary know-how, and other confidential information to maintain our competitive position. We enter into confidentiality and invention assignment agreements with our employees and enter into confidentiality agreements with third parties, including our partners. However, we cannot guarantee that we have entered into such agreements with each party that has or may have had access to our proprietary information, know-how and trade secrets. Moreover, no assurance can be given that these agreements will be effective in controlling access to, distribution, use, misuse, misappropriation, reverse engineering or disclosure of our proprietary information, know-how and trade secrets. Further, these agreements may not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our products and platform capabilities. These agreements may be breached, and we may not have adequate remedies for any such breach. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret or know-how is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, trade secrets and know-how can be difficult to protect and some courts inside and outside the U.S. are less willing or unwilling to protect trade secrets and know-how. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, our competitive position would be materially and adversely harmed.

We currently hold various domain names relating to our brand, including mediaalpha.com, quotelab.com, and healthplans.com. Failure to maintain our domain names could adversely affect our reputation and brand and make it more difficult for current and future partners to find our website and our platform. We may be unable, without significant cost or at all, to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights.

We may become subject to intellectual property disputes, which are costly and may subject us to significant liability and increased costs of doing business.

Our success depends, in part, on our ability to develop and commercialize our products and services without infringing, misappropriating or otherwise violating the intellectual property rights of third parties. However, we may not be aware that our products or services are infringing, misappropriating or otherwise violating third-party intellectual property rights and such third parties may bring claims alleging such infringement, misappropriation or violation. Third parties may be able to successfully challenge, oppose, invalidate, render unenforceable, dilute, misappropriate or circumvent our trademarks, copyrights, and other intellectual property rights. Additionally, companies in the internet, technology, and media industries own large numbers of patents, copyrights, trademarks, and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. As we face increasing competition and become increasingly high profile, the possibility of receiving a larger number of intellectual property claims against us grows. In addition, various “non-practicing entities,” and other intellectual property rights holders may in the future attempt to assert intellectual property claims against us or seek to monetize the intellectual property rights they own to extract value through licensing or other settlements.

Any claim of infringement or other proceeding involving our intellectual property rights by a third party, even those without merit, against us or for which we are required to provide indemnification could cause us to incur substantial costs defending against the claim, could distract our management from our business, and could require us to cease use of such intellectual property. Further, because of the substantial amount of discovery required in connection with intellectual property litigation, we risk compromising our confidential information during this type of litigation. We may be required to make substantial payments for legal fees, settlement fees, damages, royalties, or other fees in connection with a claimant securing a judgment against us. If a third party is able to obtain an injunction preventing us from accessing such third party’s intellectual property rights, or if we cannot license or develop alternative technology for any infringing aspect of our business, we would be forced to limit or stop sales of our products and platform capabilities or cease business activities related to such intellectual property.

We may be required to spend significant resources in order to monitor and protect our intellectual property rights, and some violations may be difficult or impossible to detect. Actions we may take to enforce our intellectual property rights may be expensive and divert management’s attention away from the ordinary operation of our business and could result in the impairment or loss of portions of our intellectual property. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights, and, if such defenses, counterclaims, and countersuits are successful, we could lose valuable intellectual property rights. Our inability to secure and protect our intellectual property rights could impair the functionality of our platform, delay introductions of enhancements to our platform, result in our substituting inferior or more costly technologies into our platform, or harm our reputation and brand, and could materially and adversely affect our brand and business, financial condition, operating results, cash flows, and prospects. Furthermore, such enforcement actions, even if successful, may not result in an adequate remedy. In addition, many companies have the capability to dedicate greater resources to enforce their intellectual property rights and to defend claims that may be brought against them.

Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. We cannot predict the outcome of lawsuits and cannot ensure that the results of any such actions will not have an adverse effect on our business, financial condition, operating results, cash flows, and prospects. Such claims could subject us to significant liability for damages and could result in our having to stop using technology found to be in violation of a third party’s rights. Further, we might be required to seek a license for third-party intellectual property, which may not be available on favorable or commercially reasonable terms and may significantly increase our operating expenses. Some licenses may be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. If a third party does not offer us a license to its intellectual property on commercially reasonable terms, or at all, we could be required to develop alternative non-infringing technology, which could require significant time, effort and expense, and may ultimately not be successful. If we cannot license or develop technology for any infringing aspect of our business, we would be forced to limit our services, which could affect our ability to compete effectively. Any of these results would harm our business, financial condition, operating results, cash flows, and prospects.

Our business depends on our ability to maintain and improve the technological infrastructure that supports our platform, and any significant disruption in service on our platform could result in a loss of partners, which could harm our business, financial condition, operating results, cash flows, and prospects.

Our ability to service partners depends on the reliable performance of our technological infrastructure, including the cloud computing platforms we use. Interruptions, delays or failures in these systems, whether due to our cloud computing and other vendors, adverse weather conditions, natural disasters, power loss, computer viruses, cybersecurity attacks, physical break-ins, terrorism, errors in our software or otherwise, could be prolonged and could affect the security or availability of our platform. Our systems or those of third parties may also contain undetected errors or other performance problems or may fail due to human error. The reliability and security of our systems, and those of our partners and vendors, is important not only to maintaining our platform, but also to maintaining our reputation and ensuring the proper protection of our confidential and proprietary information. If we experience operational failures or prolonged disruptions or delays in the availability of our systems, we could lose current and potential partners, which could harm our business, financial condition, operating results, cash flows, and prospects.

Any errors, defects, or disruptions in our platform, or other performance problems with our platform could harm our brand and may damage the businesses of our partners. Our online systems, including our platform, could contain undetected errors, or “bugs,” that could adversely affect their performance. Additionally, we update our platform and our other online systems. These updates may contain undetected errors when first introduced or released, which may cause disruptions in our services and may, as a result, cause us to lose current and potential partners, which could harm our business, financial condition, operating results, cash flows, and prospects.

We rely on third-party service providers for many aspects of our business, including the operation of our platform, and any disruption of service experienced by such third-party service provider or our failure to manage and maintain existing relationships or identify other high-quality, third-party service providers could harm our business, financial condition, operating results, cash flows, and prospects.

Information technology systems form a key part of our business and accordingly we are dependent on our relationships with third-party service providers that provide the infrastructure for our platform and technological systems, including our cloud vendors and data center providers. If these third parties experience difficulty providing the services we require or meeting our standards for those services, or experience disruptions or financial distress or cease operations temporarily or permanently, it could make it difficult for us to operate some aspects of our business. In addition, such events could cause us to experience increased costs and delay our ability to provide services to partners until we have found alternative sources of the services provided by these third parties. If we are unsuccessful in identifying or finding high-quality, third-party service providers, if we fail to negotiate cost-effective relationships with them or if we are ineffective in managing and maintaining these relationships, it could materially and adversely affect our business, financial condition, operating results, cash flows, and prospects.

We rely on Amazon Web Services to deliver our platform to our partners, and any disruption of, or interference with, our use of Amazon Web Services could adversely affect our business, financial condition, operating results, cash flows, and prospects.

Amazon Web Services (“AWS”) is a third-party provider of cloud infrastructure services. We outsource substantially all of the infrastructure relating to our platform to AWS. AWS provides the cloud computing infrastructure we use to host our website, serve our users and support our operations and many of the internal tools we use to operate our business. Our platform, website, and internal tools use compute, storage, data transfer, and other functions and services provided by AWS. We do not have control over the operations of the facilities of AWS that we use. AWS’ facilities may be vulnerable to damage or interruption from earthquakes, hurricanes, floods, fires, cybersecurity attacks, terrorist attacks, power losses, telecommunications failures, and other events beyond our control. In the event that AWS’ or any other third-party provider’s systems or service abilities are hindered by any of the events discussed above, our ability to operate our platform may be impaired, resulting in missing financial targets for a particular period. A decision to close the facilities without adequate notice, or other unanticipated problems, could result in lengthy interruptions to our platform. All of the aforementioned risks may be exacerbated if our or our partners’ business continuity and disaster recovery plans prove to be inadequate.

Additionally, AWS may experience threats or attacks from computer malware, ransomware, viruses, social engineering (including phishing attacks), denial of service or other attacks, employee theft or misuse, and general hacking, which have become more prevalent in our industry. Any of these security incidents could result in unauthorized access to, damage to, disablement or encryption of, use or misuse of, disclosure of, modification of, destruction of, or loss of our data or our partners’ data or disrupt our ability to provide our platform or service. Our platform’s continuing and uninterrupted performance is critical to our success. Users may become dissatisfied by any system failure that interrupts our ability to provide our platform to them. We may not be able to easily switch our AWS operations to another cloud or other data center provider if there are disruptions or interference with our use of AWS, and, even if we do switch our operations, other cloud and data center providers are subject to the same risks. Sustained or repeated system failures would reduce the attractiveness of our platform to our partners, thereby reducing revenue. Moreover, negative publicity arising from these types of disruptions could damage our reputation and may adversely impact use of our platform. We may not carry sufficient business interruption insurance to compensate us for losses that may occur as a result of any events that cause interruptions in our service.

AWS does not have an obligation to renew its agreements with us on commercially reasonable terms, or at all. Although alternative data center providers could host our platform on a substantially similar basis to AWS, transitioning the cloud infrastructure currently hosted by AWS to alternative providers could potentially be disruptive and we could incur significant one-time costs. If we are unable to renew our agreement with AWS on commercially reasonable terms, our agreement with AWS is prematurely terminated, or we add additional infrastructure providers, we may experience costs or downtime in connection with the transfer to, or the addition of, new data center providers. If AWS or other infrastructure providers increase the costs of their services, our business, financial condition, operating results, cash flows, and prospects could be materially and adversely affected.

Our business could be materially and adversely affected by a cybersecurity breach or other attack involving our computer systems or those of our partners or third-party service providers.

Our systems and those of our partners and third-party service providers could be vulnerable to hardware and cybersecurity issues. Our operations are dependent upon the ability to protect our or our third-party service providers’ computer equipment and systems against telecommunications failure or a similar catastrophic event. Cybersecurity incidents are increasing in frequency and evolving in nature and include, but are not limited to, installation of malicious software, ransomware, viruses, phishing attacks, denial of service or other attacks, breach by intentional or negligent conduct on the part of employees or other internal sources, unauthorized access to data and other electronic security breaches. Concerns about security increase when we transmit information (including personal data) electronically. Electronic transmissions can be subject to attack, interception, loss or corruption. In addition, computer viruses and malware can be distributed and spread rapidly over the internet and could infiltrate our systems or those of our buyers, sellers, and third-party service providers. Infiltration of our systems or those of our partners and third-party service providers could in the future lead to disruptions in systems, accidental or unauthorized access to or disclosure, loss, destruction, disablement or encryption of, use or misuse of or modification of confidential or otherwise protected information (including personal data) and the corruption of data.

Any damage or failure that causes an interruption in our operations could have an adverse effect on our business, financial condition, operating results, cash flows, and prospects. In addition, our operations are dependent upon our ability to protect the computer systems and network infrastructure utilized by us against damage from cybersecurity attacks by sophisticated third parties with substantial computing resources and capabilities and other disruptive problems caused by the internet or other users. Such disruptions would jeopardize the security of information stored in and transmitted through our computer systems and network infrastructure, which may result in significant liability and damage our reputation.

We take efforts to protect our systems and data, including establishing internal processes and implementing technological measures designed to provide multiple layers of security, and contract with third-party service providers to take similar steps. However, it is difficult or impossible to defend against every risk being posed by changing technologies as well as criminals’ intent on committing cyber-crime, and these efforts may not be successful in preventing, detecting, or stopping attacks. The increasing sophistication and resources of cyber criminals and other non-state threat actors and increased actions by nation-state actors make keeping up with new threats difficult and could result in a breach of security. Controls employed by our information technology department and our partners and third-party service providers, including cloud vendors, could prove inadequate. A breach of our security that results in unauthorized access to our data could expose us to a disruption or challenges relating to our daily operations, as well as to data loss, litigation, damages, fines and penalties, significant increases in compliance costs and reputational damage, any of which could have a material and adverse effect on our business, financial condition, operating results, cash flows, and prospects.

To the extent our systems rely on our partners or third-party service providers, through either a connection to, or an integration with, those third-parties’ systems, the risk of cybersecurity attacks and loss, corruption, or unauthorized publication of our information or the confidential information of consumers and employees may increase. Third-party risks may include insufficient security measures, data location uncertainty, and the possibility of data storage in inappropriate jurisdictions where laws or security measures may be inadequate. Although we generally have agreements relating to cybersecurity and data privacy in place with our partners and third-party service providers, they are limited in nature and we cannot assure you that such agreements will prevent the accidental or unauthorized access to or disclosure, loss, destruction, disablement or encryption of, use or misuse of or modification of data (including personal data) or enable us to obtain adequate or any reimbursement from our partners or third-party service providers in the event we should suffer any such incidents.

Any or all of the issues above could adversely affect our ability to attract new partners and continue our relationship with existing partners, cause our partners to cancel their contracts with us or subject us to governmental or third-party lawsuits, investigations, regulatory fines or other actions or liability, thereby harming our business, financial condition, operating results, cash flows, and prospects. Any accidental or unauthorized access to or disclosure, loss, destruction, disablement or encryption of, use or misuse of or modification of data, cybersecurity breach or other security incident that we or our partners could experience or the perception that one has occurred or may occur, could harm our reputation, reduce the demand for our products and services and disrupt normal business operations. In addition, it may require us to spend material resources to investigate or correct the breach and to prevent future security breaches and incidents, expose us to uninsured liability, increase our risk of regulatory scrutiny, expose us to legal liabilities, including litigation, regulatory enforcement, indemnity obligations or damages for contract breach, and cause us to incur significant costs, any of which could materially adversely affect our business, financial condition, and results of operations. Moreover, there could be public announcements regarding any such incidents and any steps we take to respond to or remediate such incidents, and if securities analysts or investors perceive these announcements to be negative, it could have a substantial adverse effect on the price of our Class A common stock. These risks may increase as we continue to grow and collect, process, store, and transmit increasingly large amounts of data. Although we are not aware of any material information security breaches to date, we have detected common types of attempts to attack our information systems and data.

We collect, process, store, share, disclose, transfer, and use consumer information and other data, and an actual or perceived failure to protect such information and data or respect users’ privacy could damage our reputation and brand or negatively affect our ability to retain partners and harm our business, financial condition, operating results, cash flows, and prospects.

The operation of our platform involves the collection, processing, storage and transmission of consumers’ information, including personal information, and security breaches could expose us to a risk of loss or exposure of this information, which could result in potential liability, investigations, regulatory fines, litigation, and remediation costs, as well as reputational harm, all of which could materially and adversely affect our business, financial condition, operating results, cash flows, and prospects. For example, unauthorized parties could steal consumer names, email addresses, physical addresses, phone numbers, and other information, which we collect when providing our services.

Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to consumers or other third parties, or our privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of sensitive information, which could include personally identifiable information or other user data, may result in governmental investigations, enforcement actions, regulatory fines, litigation, and public statements against us by consumer advocacy groups or others, and could cause consumers and partners to lose trust in us, all of which could be costly and have an adverse effect on our business, financial condition, operating results, cash flows, and prospects. Regulatory agencies or business partners may institute more stringent data protection requirements or certifications than those which we are currently subject to and, if we cannot comply with those standards in a timely manner, we may lose the ability to maintain our platform. Moreover, if third parties that we work with violate applicable laws or our policies, such violations also may put consumer or partner information at risk and could in turn harm our reputation, business, financial condition, operating results, cash flows, and prospects.

There can be no assurance that any security measures that we or our third-party service providers have implemented will be effective against current or future security threats. While we have developed systems and processes to protect the integrity, confidentiality, and security of our and our partners’ data, our security measures or those of our third-party service providers could fail and result in unauthorized access to or disclosure, modification, misuse, loss or destruction of such data.

We may be unable to halt the operations of third-party websites that aggregate or misappropriate our data.

From time to time, third parties may misappropriate our data through website scraping, robots, or other means and aggregate this data on their websites with data from other companies. In addition, copycat websites may misappropriate data from our platform and attempt to imitate our brand or the functionality of our website. If we become aware of such websites, we intend to employ technological or legal measures in an attempt to halt their operations. However, we may be unable to detect all such websites in a timely manner and, even if we could, technological and legal measures may be insufficient to halt their operations. In some cases, particularly in the case of websites operating outside of the U.S., our available remedies may not be adequate to protect us against the effect of the operation of such websites. Regardless of whether we can successfully enforce our rights against the operators of these websites, any measures that we may take could require us to expend significant financial or other resources, which could harm our business, financial condition, operating results, cash flows, and prospects. In addition, to the extent that such activity creates confusion among consumers or advertisers, our brand and business could be harmed.

Our proprietary predictive modeling tools and artificial intelligence algorithms may not operate properly or as we expect them to, which could detrimentally impact our buyers’ advertising campaigns. Moreover, our proprietary predictive modeling tools and artificial intelligence algorithms may lead to unintentional bias and discrimination.

We use proprietary predictive modeling tools and artificial intelligence algorithms in our product offerings. The data that we gather from interactions with consumers is evaluated and curated by proprietary predictive modeling tools and artificial intelligence algorithms. The continuous development, maintenance, and operation of our backend data analytics engine is expensive and complex, and may involve unforeseen difficulties, including material performance problems, undetected defects or errors. We may encounter technical obstacles, and it is possible that we may discover additional problems that prevent our proprietary predictive modeling tools and artificial intelligence algorithms from operating properly. If our data analytics do not function reliably, this could negatively impact either the bidding experience for buyers on our platform or our ability to filter bids as part of the bid screening process or accurately predict a consumer’s buying behavior. Any of these situations could result in buyers’ dissatisfaction with us, which could cause our buyers to stop using our platform or prevent prospective buyers from using our platform. Additionally, our proprietary predictive modeling tools and artificial intelligence algorithms may lead to unintentional bias and discrimination, which could subject us to legal or regulatory liability as well as reputational harm. Any of these eventualities could result in a material and adverse effect on our business, financial condition, operating results, cash flows, and prospects.

If the way cookies are used or shared, or if the use or transfer of cookies is restricted by third parties outside of our control or becomes subject to unfavorable legislation or regulation, our ability to develop and provide certain products or services could be affected.

Small text files (referred to as “cookies”) placed on internet browsers by certain websites are used to gather data regarding a user’s web browsing activity. For example, cookie data allows us to collect data about the websites and webpages that users may visit or to identify users on other websites who have previously visited our partners’ websites. This information helps us to recognize prior users and to gather accurate conversion data from our partners. The availability of cookie data may be limited by numerous potential factors, including general trends among internet users to refuse to accept cookies on their web browsers, web browsers blocking third-party cookies by default or otherwise transitioning away from using cookies, other laws or regulations limiting the transferability or use of information gathered using cookies, or the refusal of providers of such information to provide it to us or to provide it to us on favorable terms. If we are not able to obtain this information on the terms we anticipate, our product offerings may be affected, which may cause a reduction in revenue or a reduction in revenue growth.

Our use of “open source” software could adversely affect our ability to protect our proprietary software and subject us to possible litigation.

Some of our services and technologies incorporate software licensed under so-called “open source” licenses. In addition to risks related to general license requirements, usage of “open source” software can lead to greater risks than use of third-party commercial software, as “open source” licensors generally do not provide warranties or controls on origin of the software or other contractual protections regarding infringement claims or code quality, as it is generally freely accessible, usable, and modifiable, and is made available to the general public on an “as-is” basis under the terms of a non-negotiable license. Additionally, “open source” licenses frequently require that source code subject to the license be made available to the public, and often require that modifications or derivative works to “open source” software continue to be licensed under “open source” licenses. Certain “open source” licenses mandate that proprietary software, when combined in specific ways with “open source” software, become subject to the “open source” license.

From time to time, companies that incorporate open source software into their platforms have faced claims challenging the use of open source software and/or compliance with open source license terms. We could be subject to suits by parties claiming ownership of what we believe to be open source software, or claiming non-compliance with open source licensing terms. Some open source licenses require users who distribute software containing open source to make available source code for modifications or derivative works we create based upon the type of open source software we use, or grant other licenses to our intellectual property, which in some circumstances could include valuable proprietary code of the user. While we monitor our use of open source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur, in part because open source license terms are often ambiguous. The terms of many open source licenses have not been interpreted by U.S. or foreign courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to provide our platform. If we are held to have breached or failed to fully comply with all the terms and conditions of an open source software license, or if an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations, could be subject to significant damages, enjoined from the operation of our platform or other liability, or be required to seek costly licenses from third parties to continue providing our platform on terms that are not economically feasible, to re-engineer our platform, to discontinue or delay the provision of our platform if re-engineering could not be accomplished on a timely basis, or to make generally available, in source code form, our proprietary code, any of which would adversely affect our business, financial condition, operating results, cash flows, and prospects, and could help our competitors develop platforms that are similar to or better than ours.

We may not be able to protect and enforce our trademarks and trade names, or build name recognition in our markets of interest, thereby harming our competitive position.

If we apply to register trademarks in the U.S. and other countries, our applications may not be allowed for registration in a timely fashion or at all, and our registered trademarks may not be enforced. Furthermore, the steps that we have already taken to protect our intellectual property may not be sufficient or effective. Even if we do detect violations, we may need to engage in litigation to enforce our rights. In addition, the registered or unregistered trademarks or trade names that we own may be challenged, infringed, circumvented, declared generic, lapsed or determined to be infringing on or dilutive of other marks. We may not be able to protect our rights in these trademarks and trade names, which we need in order to build name recognition.

In addition, opposition or cancellation proceedings may in the future be filed against our trademark applications and registrations, and our trademarks may not survive such proceedings. In addition, third parties may file first for our trademarks in certain countries. If they succeed in registering such trademarks, and if we are not successful in challenging such third-party rights, we may not be able to use these trademarks to market our products in those countries. If we do not secure registrations for our trademarks, we may encounter more difficulty in enforcing them against third parties than we otherwise would. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively, which could have a material adverse effect on our business, financial condition, operating results, cash flows, and prospects.

Risks related to laws and regulation

Changes in the regulation of the internet could adversely affect our business, financial condition, operating results, cash flows, and prospects.

Laws, rules and regulations governing internet communications, advertising and e-commerce are dynamic and the extent of future government regulation is uncertain. Federal and state regulations govern various aspects of our online business, including intellectual property ownership and infringement, trade secrets, the distribution of electronic communications, marketing and advertising, user privacy and data security, search engines, and internet tracking technologies. In addition, changes in laws or regulations that adversely affect the growth, popularity or use of the internet, including with respect to net neutrality, could decrease the demand for our offerings and increase our cost of doing business. Future taxation on the use of the internet or e-commerce transactions could also be imposed. Existing or future regulation or taxation could hinder growth in or adversely affect the use of the internet generally, including the viability of internet e-commerce, which could adversely affect our business, financial condition, operating results, cash flows, and prospects.

Our business is subject to a variety of laws and regulations, both in the U.S. and internationally, many of which are evolving.

We are subject to a wide variety of laws and regulations. Laws, regulations, and standards governing issues such as worker classification, employment, payments, worker confidentiality obligations, intellectual property, consumer protection, taxation, privacy, and data security are often complex and subject to varying interpretations, in many cases due to their lack of specificity and, as a result, their application in practice may change or develop over time through judicial decisions or as new guidance or interpretations are provided by regulatory and governing bodies, such as federal and state administrative agencies. Many of these laws were adopted prior to the advent of the internet, mobile and related technologies and, as a result, do not contemplate or address the unique issues of the internet and mobile and related technologies. Other laws and regulations may be adopted in response to internet, mobile and related technologies. New and existing laws and regulations (or changes in interpretation of existing laws and regulations) may also be adopted, implemented, or interpreted to apply to us and other online platforms. As our platform’s scope expands, regulatory agencies or courts may claim that we, or our users, are subject to additional requirements or that we are prohibited from conducting our business in or with certain verticals or jurisdictions. It is also possible that certain provisions in agreements with our buyers, sellers, and service providers may be found to be unenforceable or not compliant with applicable law.

Recent financial, political, and other events may increase the level of regulatory scrutiny on larger companies and technology companies in general. Regulatory agencies may enact new laws or promulgate new regulations that are adverse to our business, or they may view matters or interpret laws and regulations differently than they have in the past or in a manner adverse to our business. Such regulatory scrutiny or action may create different or conflicting obligations on us from one jurisdiction to another. We may become subject to taxation in additional jurisdictions in the future.

Laws and regulations regulating insurance activities are complex and could negatively affect the insurance carriers who use our platform, which could in turn have a material and adverse effect on our business, may reduce our profitability and potentially limit our growth.

The insurance industry in the U.S. is heavily regulated. The insurance regulatory framework addresses, among other things: granting licenses to companies and agents to transact particular business activities; and regulating trade, marketing, compensation, and claims practices. The cost of compliance with such regulations or any non-compliance could impose material costs on them and negatively affect their business, marketing practices, and budgets, any of which could reduce their level of business with us and thus have a material and adverse effect on our business, financial condition, operating results, cash flows, and prospects.

Furthermore, the laws and regulations governing the sale of insurance may change in ways that adversely impact our insurance partners’ businesses. These changes could impact the manner in which they are permitted to conduct their businesses and could force them to reduce the compensation they receive, which could negatively affect their marketing practices, budgets, and overall level of business with us, which could adversely impact our business, financial condition, operating results, cash flows, and prospects.

Changes and developments in the regulation of the healthcare industry could adversely affect our business, financial condition, operating results, cash flows, and prospects.

The U.S. healthcare industry is subject to an evolving regulatory regime at both the federal and state levels. In recent years, there have been multiple reform efforts made within the healthcare industry in an effort to curtail healthcare costs. For example, the Patient Protection and Affordable Care Act of 2010 (the “PPACA”) and related regulatory reforms have materially changed the regulation of health insurance. While it is difficult to determine the impact of potential reforms on our future business, it is possible that such changes in industry regulation could result in reduced demand for our platform. Our insurance partners may react to existing or future reforms, or general regulatory uncertainty, by reducing their reliance on our platform. Developments of this type could materially and adversely affect our business, financial condition, operating results, cash flows, and prospects.

Healthcare laws and regulations are rapidly evolving and may change significantly in the future, impacting the coverage and plan designs that are or will be provided by certain insurance carriers. Health reform efforts and measures may expand the role of government-sponsored coverage, including single payer or “Medicare-for-All” proposals, which could have far-reaching implications for the insurance industry if enacted. We are unable to predict the full impact of healthcare reform initiatives on our operations in light of the uncertainty regarding the terms and timing of any provisions enacted and the impact of any of those provisions on various healthcare and insurance industry participants. In particular, because our platform helps connect consumers to websites and other distribution channels where they can shop for insurance policies from a panel of insurance carriers, the expansion of government-sponsored coverage through “Medicare-for-All” or the implantation of a single payer system may adversely impact our business, financial condition, operating results, cash flows, and prospects.

Changes in laws or regulations relating to privacy, data protection or the protection or transfer of personal data could materially and adversely affect our business, financial condition, operating results, cash flows, and prospects.

We are subject to a variety of federal, state, local, and international laws, directives, and regulations, as well as contractual obligations, relating to privacy and the collection, protection, use, retention, security, disclosure, transfer, and other processing of personal information and other data, including the California Online Privacy Protection Act, the Personal Information Protection and Electronic Documents Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act (the “CAN-SPAM Act”), Canada’s Anti-Spam Law (“CASL”), the Telephone Consumer Protection Act of 1991 (the “TCPA”), the U.S. Federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), Section 5(c) of the Federal Trade Commission Act, the EU’s General Data Protection Regulation (“GDPR”), supplemented by national laws (such as, in the United Kingdom, the Data Protection Act 2018) and further implemented through binding guidance from the European Data Protection Board, and the California Consumer Privacy Act (the “CCPA”). These laws, rules and regulations evolve frequently and their scope may continually change, through new legislation, amendments to existing legislation and changes in enforcement, and may be inconsistent from one jurisdiction to another. As a result, implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. Although we endeavor to comply with our published policies and documentation and ensure their compliance with current laws, rules and regulations, we may at times fail to do so or be alleged to have failed to do so. The publication of our privacy policy and other documentation that provide promises and assurances about privacy and security can subject us to potential state and federal action in the U.S. if they are found to be deceptive, unfair, or misrepresentative of our actual practices. Any failure by us or other parties with whom we do business to comply with this documentation or with federal, state, local or international regulations could result in proceedings against us by governmental entities, private parties or others. In many jurisdictions, enforcement actions and consequences for non-compliance are rising.

In the U.S., these include enforcement actions in response to rules and regulations promulgated under the authority of federal agencies and state attorneys general and legislatures and consumer protection agencies. A number of federal and state laws and regulations relating to privacy affect and apply to the insurance industry specifically, including those imposed by the New York Department of Financial Services. In addition, privacy advocates and industry groups have proposed and may propose new and different self-regulatory standards that either legally or contractually apply to us. If we fail to follow these security standards even if no customer information is compromised, we may incur significant fines or experience a significant increase in costs.

Internationally, virtually every jurisdiction in which we operate has established its own data security and privacy legal framework with which we or our customers must comply, including, but not limited to the EU. The EU’s data protection landscape is currently unstable, resulting in potentially significant operational costs for internal compliance and risk to our business. The EU has adopted the GDPR, which went into effect in May 2018 and contains numerous requirements and changes from previously existing EU law, including more robust obligations on data processors and heavier documentation requirements for data protection compliance programs by companies. Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the U.S. While we have taken steps to mitigate the impact on us with respect to transfers of data, such as implementing standard contractual clauses, the efficacy and longevity of these transfer mechanisms remains uncertain. The enactment of the GDPR also introduced numerous privacy-related changes for companies operating in the EU, including greater control for data subjects (including, for example, the “right to be forgotten”), increased data portability for EU consumers, data breach notification requirements, and increased fines. In particular, under the GDPR, fines of up to €20 million or up to 4% of the annual global revenue of the non-compliant company, whichever is greater, could be imposed for violations of certain of the GDPR’s requirements. Such penalties are in addition to any civil litigation claims by customers and data subjects. The GDPR requirements apply not only to third-party transactions, but also to transfers of information between us and our subsidiaries, including employee information.

In addition to the GDPR, Directive 2002/58/EC (as amended by Directive 2009/136/EC) (together, the “e-Privacy Directive”) governs, among other things, the use of cookies and the sending of electronic direct marketing within the EU and, as such, will apply to our platform and products and our relationships with our partners. The ePrivacy Directive is expected to be replaced by an EU regulation known as the Regulation on Privacy and Electronic Communications (the “ePrivacy Regulation”), which is still under development and will replace current national laws that implement the ePrivacy Directive. Additional time and effort may need to be spent addressing differences between the ePrivacy Regulation and the GDPR. New rules related to the ePrivacy Regulation are likely to include enhanced consent requirements in order to use communications content and communications metadata, which may negatively impact our platform and products and our relationships with our partners.

Complying with the GDPR and the ePrivacy Regulation, when it becomes effective, may cause us to incur substantial operational costs or require us to change our business practices. Despite our efforts to bring practices into compliance before the effective date of the GDPR and ePrivacy Regulation, we may not be successful in our efforts to achieve compliance either due to internal or external factors such as resource allocation limitations or a lack of vendor cooperation. Non-compliance could result in proceedings against us by governmental entities, customers, data subjects or others. We may also experience difficulty retaining or obtaining new European or multi-national customers due to the legal requirements, compliance cost, potential risk exposure, and uncertainty for these entities, and we may experience significantly increased liability with respect to these customers pursuant to the terms set forth in our engagements with them.

Domestic laws in this area are also complex and developing rapidly. Many state legislatures have adopted legislation that regulates how businesses operate online, including measures relating to privacy, data security, and data breaches. Laws in all 50 states require businesses to provide notice to customers whose personally identifiable information has been disclosed as a result of a data breach. The laws are not consistent, and compliance in the event of a widespread data breach is costly. States are also frequently amending existing laws, requiring attention to frequently changing regulatory requirements. For example, California recently enacted the CCPA, which became effective on January 1, 2020. The CCPA, among other things, requires new disclosures to California consumers and affords such consumers new abilities to access and delete their personal information, opt-out of certain sales of personal information and receive detailed information about how their personal information is used. The CCPA provides for fines of up to $7,500 per violation, as well as a private right of action for data breaches that is expected to increase the frequency of data breach litigation. While the CCPA has already been amended multiple times, it is unclear how this legislation will be further modified or how it will be interpreted. The effects of this legislation potentially are far-reaching, however, and may require us to modify our data processing practices and policies and incur substantial compliance-related costs and expenses. The CCPA and other changes in laws or regulations relating to privacy, data protection and information security, particularly any new or modified laws or regulations that require enhanced protection of certain types of data or new obligations with regard to data retention, transfer or disclosure, could greatly increase the cost of providing our offerings, require significant changes to our operations or even prevent us from providing certain offerings in jurisdictions in which we currently operate and in which we may operate in the future.

Further, as we continue to expand our platform offerings and user base, we may become subject to additional privacy-related laws and regulations. For example, the collection and storage of healthcare data by health insurance carriers subject them to compliance requirements under HIPAA. HIPAA and its implementing regulations contain substantial restrictions and requirements regarding the use, collection, security, storage, and disclosure of individuals’ protected health information. In 2009, HIPAA was amended by the HITECH Act to impose certain of HIPAA’s privacy and security requirements directly upon business associates of covered entities. Health insurance carriers are covered entities under HIPAA. In the instance we are deemed to be a business associate of such carriers, we may be bound by compliance obligations under HIPAA, including security breach notification obligations, and subject to increased liability as a possible liable party. In such instance, if we knowingly breach the HITECH Act’s requirements, we could be exposed to criminal liability. A breach of our safeguards and processes could expose us to civil penalties up to $1.5 million for identical incidences and the possibility of civil litigation.

Additionally, we have incurred, and may continue to incur, significant expenses in an effort to comply with privacy, data protection and information security standards and protocols imposed by law, regulation, industry standards or contractual obligations. Despite our efforts to comply with applicable laws, regulations and other obligations relating to privacy, data protection, and information security, it is possible that our practices, offerings or platform could be inconsistent with, or fail or be alleged to fail to meet all requirements of, such laws, regulations or obligations. Our failure, or the failure by our third-party providers or partners, to comply with applicable laws or regulations or any other obligations relating to privacy, data protection or information security, or any compromise of security that results in unauthorized access to, or use or release of personally identifiable information or other data, or the perception that any of the foregoing types of failure or compromise has occurred, could damage our reputation, discourage new and existing partners from using our platform, delay planned uses, and disclosures of data or result in fines or proceedings by governmental agencies and private claims and litigation, any of which could materially and adversely affect our business, financial condition, operating results, cash flows, and prospects. Even if not subject to legal challenge, the perception of privacy concerns, whether or not valid, may harm our reputation and brand and materially and adversely affect our business, financial condition, operating results, cash flows, and prospects.

Any legal liability for the information we communicate to consumers could harm our business and operating results.

Consumers may rely upon information we communicate regarding insurance plans, including information relating to insurance premiums, coverage, benefits, exclusions, limitations, availability, and plan comparisons. If we provide inaccurate information or information that could be construed as misleading, we could be found liable for related damages and our relationships with our insurance partners could suffer.

Our and our partners’ communications with potential and existing consumers are subject to laws regulating telephone and email marketing practices.

We and our partners make telephone calls and send emails and text messages to potential and existing consumers. The U.S. regulates marketing by telephone and email and the laws and regulations governing the use of emails and telephone calls for marketing purposes continue to evolve, and changes in technology, the industry or consumer preferences may lead to the adoption of additional laws or regulations or changes in interpretation of existing laws or regulations. New laws or regulations, or changes to the manner in which existing laws and regulations are interpreted or enforced, may further restrict our and our partners’ ability to contact potential and existing consumers by phone and email and could render us and them unable to communicate with consumers in a cost-effective fashion. The TCPA prohibits companies from making telemarketing calls to numbers listed in the Federal Do-Not-Call Registry and imposes other obligations and limitations on making phone calls and sending text messages to consumers. The CAN-SPAM Act regulates commercial email messages and specifies penalties for the transmission of commercial email messages that do not comply with certain requirements, such as providing an opt-out mechanism for stopping future emails from senders. We and our partners may be required to comply with these and similar laws, rules and regulations. Failure to comply with obligations and restrictions related to telephone, text message, and email marketing could subject us and them to lawsuits, fines, statutory damages, consent decrees, injunctions, adverse publicity, and other losses that could harm, directly or indirectly, our business, financial condition, operating results, cash flows, and prospects.

Risks related to being a public company

Our quarterly operating results or other operating metrics may fluctuate significantly and may not meet expectations of research analysts, which could cause the trading price of our Class A common stock to decline.

Our quarterly operating results and other operating metrics have fluctuated in the past and may in the future fluctuate as a result of a number of factors, many of which are outside of our control and may be difficult to predict. Period to period variability or unpredictability of our results could result in our failure to meet our expectations or those of any analysts that cover us or investors with respect to revenue or other operating results for a particular period. If we fail to meet or exceed such expectations for these or any other reasons, the market price of our Class A common stock could fall substantially, and we could face litigation, including securities class actions.

In addition, if one or more analysts covering our business downgrade their evaluations of our Class A common stock or the stock of other companies in our industry, the price of our Class A common stock could decline. If one or more analysts cease to cover our Class A common stock, we could lose visibility in the market for our Class A common stock, which in turn could cause our stock price to decline.

We are required to make significant estimates and assumptions in the preparation of our financial statements. These estimates and assumptions may not be accurate and are subject to change.

The preparation of our consolidated financial statements in conformity with GAAP requires our management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of our consolidated financial statements, and the reported amounts of income and expense during the reporting periods. If our underlying estimates and assumptions prove to be incorrect or if events occur that require us to revise our previous estimates or assumptions, our business, financial condition, operating results, cash flows, and prospects may be materially and adversely affected.

The obligations associated with being a public company will require significant resources and management attention, which will increase our costs of operations and may divert focus from our business operations.

We have not been required in the past to comply with the requirements of the SEC or to file periodic reports with the SEC. As a public company following completion of this offering, we will be required to file periodic reports containing our consolidated financial statements with the SEC within a specified time following the completion of quarterly and annual periods. As a public company, we will also incur significant legal, accounting, insurance, and other expenses. Compliance with these reporting requirements and other rules of the SEC and the rules of the             will increase our legal and financial compliance costs and make some activities more time consuming and costly. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our growth strategy, which could prevent us from successfully implementing our strategic initiatives and improving our business, financial condition, operating results, cash flows, and prospects.

We have identified material weaknesses in our internal control over financial reporting related to the accounting for equity-based compensation arrangements and related to the application of the applicable financial reporting framework in the preparation of financial statements to be filed with the SEC. If we are unable to remediate the material weakness related to the accounting for equity-based compensation arrangements, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business.

In connection with the preparation of our consolidated financial statements, we identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

The first material weakness we identified relates to the accounting for equity-based compensation arrangements. Specifically, we did not design and maintain effective controls to ensure that the applicable guidance and accounting policies were appropriately applied to equity-based compensation arrangements and were properly reflected in our consolidated financial statements. The material weakness resulted in misstatements to Members’ Equity and Equity-based compensation which resulted in the restatement of our audited consolidated financial statements. Additionally, this control deficiency could result in a misstatement to the aforementioned accounts and disclosures that would result in a material misstatement of our consolidated financial statements that would not be prevented or detected, and accordingly, we determined this control deficiency constitutes a material weakness.

The second material weakness we identified relates to the application of the applicable financial reporting framework in the preparation of financial statements to be filed with the SEC, as we did not design and maintain effective controls to ensure the appropriate framework was used in the preparation of the financial statements of QL Holdings LLC for the year ended December 31, 2019 when those financial statements were initially filed as part of a filing with the SEC by an existing investor in QL Holdings LLC. The material weakness resulted in the restatement of the financial statements of QL Holdings LLC for the year ended December 31, 2019 related to (i) the classification of the Class A units of QL Holdings LLC held by Insignia that included a redemption feature and (ii) the recording of accretion of the fair value of such Class A units. Additionally, this control deficiency could result in a misstatement to the aforementioned accounts and disclosures that would result in a material misstatement of our consolidated financial statements that would not be prevented or detected, and accordingly, we determined this control deficiency constitutes a material weakness. As a result of this offering, the conditions that gave rise to the material weakness will no longer be present, as the financial statements of QL Holdings LLC will only be prepared for purposes of furnishing or filing with the SEC (i.e., separate private company financial statements will no longer be prepared).

We are in the process of implementing measures designed to improve our internal control over financial reporting and remediate the control deficiency that led to the material weakness that remains unremediated related to the accounting for equity-based compensation arrangements. This includes designing and implementing new control activities related to the accounting for equity-based compensation arrangements, as well as engaging a third-party valuation specialist to supplement our finance and accounting personnel. We cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiency that led to the material weakness in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses. In addition, neither our management nor an independent registered public accounting firm has performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act because no such evaluation has been required. Had we or our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses may have been identified. If we are unable to successfully remediate our existing material weakness or any future material weaknesses in our internal control over financial reporting, or identify any additional material weaknesses, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting, and our share price may decline as a result. As a public company, we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K.

If we cannot comply with the requirements of the Sarbanes-Oxley Act in a timely manner or attest that our internal control over financial reporting is effective or otherwise fail to maintain effective internal control over financial reporting, we may not be able to report our financial results accurately and timely, in which case our business may be harmed, investors may lose confidence in the accuracy and completeness of our financial reports and the price of our Class A common stock may decline.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for evaluating and reporting on our system of internal control. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. As a public company, we will be required to comply with the Sarbanes-Oxley Act and other rules that govern public companies. In particular, we will be required to certify our compliance with Section 404 of the Sarbanes-Oxley Act beginning with our second annual report on Form 10-K, which will require us to furnish annually a report by management on the effectiveness of our internal control over financial reporting. Moreover, beginning with our second annual report on Form 10-K, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting on an annual basis unless we are a non-accelerated filer. However, while we remain an emerging growth company and elect transitional relief available to emerging growth companies, our independent registered public accounting firm will not be required to report on the effectiveness of our internal control over financial reporting. In addition, in connection with the preparation of our consolidated financial statements as of and for the years ended December 31, 2018 and 2019, we identified material weaknesses in our internal control over financial reporting. See “Risk factors—We have identified material weaknesses in our internal control over financial reporting related to the accounting for equity-based compensation arrangements and related to the application of the applicable financial reporting framework in the preparation of financial statements to be filed with the SEC. If we are unable to remediate the material weakness related to the accounting for equity-based compensation arrangements, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business.”

If we continue to have material weaknesses or identify material weaknesses in our internal control over financial reporting in the future, if we cannot comply with the requirements of the Sarbanes-Oxley Act in a timely manner or attest that our internal control over financial reporting is effective, or if our independent registered public accounting firm cannot express an unqualified opinion as to the effectiveness of our internal control over financial reporting when required, we may not be able to accurately and timely report our financial results. As a result, investors, counterparties, and consumers may lose confidence in the accuracy and completeness of our financial reports; our liquidity, access to capital markets and perceptions of our creditworthiness could be adversely affected; and the market price of our Class A common stock could decline. In addition, we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

These events could have a material and adverse effect on our business, financial condition, operating results, cash flows, and prospects.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our Class A common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. We could continue to be considered an emerging growth company for up to five years, although we would lose that status sooner if our gross revenue exceeds $1.07 billion, if we issue more than $1.0 billion in nonconvertible debt in a three-year period, or if the fair value of our common stock held by non-affiliates exceeds $700.0 million (and we have been a public company for at least 12 months and have filed one annual report on Form 10-K). For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. It is unclear whether investors will find our Class A common stock less attractive because we may rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, while we are an emerging growth company we will not be subject to new or revised accounting standards (for example, Accounting Standards Codification, Topic 842, Leases) at the same time that they become applicable to other public companies that are not emerging growth companies. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates, and we will incur additional costs in connection with complying with the accounting standards applicable to public companies at such time or times as they become applicable to us.

Risks related to our Class A common stock and this offering

An active trading market for our Class A common stock may not develop, and you may not be able to resell your shares of our Class A common stock at or above the initial offering price.

Prior to this offering, there has been no public market for shares of our Class A common stock. We cannot predict the extent to which investor interest in us will lead to the development of a trading market on the or otherwise, or how liquid that market might become. If an active market does not develop, you may have difficulty selling any shares of our Class A common stock that you purchase in this offering. The initial public offering price for the shares of our Class A common stock has been determined by negotiations between us and the representatives of the underwriters, and may not be indicative of prices that will prevail in the open market following this offering. An inactive market may also impair our ability to raise capital by selling shares of our Class A common stock and may impair our ability to acquire or make investments in companies, products or technologies for which we may issue equity securities to pay for such acquisition or investment.

The market price of our Class A common stock may be subject to substantial fluctuations, which may make it difficult for you to sell your shares at the volume, price and times desired.

The market price of our Class A common stock may be highly volatile, which may make it difficult for you to sell your shares at the volume, prices and times desired. Some specific factors that may have a significant effect on the market price of our Class A common stock include:

•	actual or anticipated fluctuations in our operating results or those of our competitors;

•	actual or anticipated changes in the growth rate of the online insurance/digital advertising market or the growth rate of our businesses or those of companies that investors deem comparable to us;

•	changes in economic or business conditions;

•	changes in governmental regulation; and

•

publication of research reports about us, our competitors or our industry, or changes in, or failure to meet, estimates made by securities analysts or ratings agencies of our financial and operating performance, or lack of research reports by industry analysts or ceasing of analyst coverage.

We have broad discretion in the use of the net proceeds from this offering and our use of those proceeds may not yield a favorable return on your investment.

Our management has broad discretion over how the net proceeds from this offering are used and could spend the proceeds in ways with which you may not agree. In addition, we may not use the proceeds of this offering effectively or in a manner that increases our fair value or enhances our profitability. We have not established a timetable for the effective deployment of the proceeds and we cannot predict how long it will take to deploy the proceeds. We expect to use a portion of our net proceeds from this offering to repay $            of outstanding borrowings under the 2020 Credit Facilities. See “Use of proceeds.” We may not be able to deploy the proceeds effectively, potentially adversely affecting stockholder returns.

You will experience immediate and substantial dilution in the book value of the shares you purchase in this offering, and you will suffer additional dilution if the underwriters exercise their option to purchase additional shares.

If you purchase shares of our Class A common stock in this offering, you will experience immediate and substantial dilution of $            per share, representing the difference between the initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and our pro forma as adjusted net tangible book value per share after giving effect to sales of shares by us in this offering. See the “Dilution” section of this prospectus.

Our issuance of additional capital stock in connection with financings, acquisitions, investments, our equity incentive plans or otherwise would dilute all other stockholders.

We may issue additional capital stock in the future. Any such issuance would result in dilution to all other stockholders. In the future, we may issue additional stock, including as a grant of equity awards to employees, directors and consultants under our equity incentive plans, to raise capital through equity financings or to acquire or make investments in companies, products or technologies for which we may issue equity securities to pay for such acquisition or investment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per share value of our Class A common stock to decline.

We do not intend to pay dividends in the foreseeable future.

The declaration and amount of any future dividends to holders of our Class A common stock will be at the discretion of our Board of Directors in accordance with applicable law and after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, cash flows, impact on our effective tax rate, indebtedness, contractual obligations, legal requirements, and other factors that our Board of Directors deems relevant. Our Board of Directors intends to retain future earnings to finance the operation and expansion of our business. In addition, the 2020 Credit Agreement may contain restrictions on our ability to pay dividends, subject to certain exceptions. Accordingly, we do not expect to pay dividends in the foreseeable future. As a result, capital appreciation, if any, of our Class A common stock will be your sole source of gain for the foreseeable future.

The market price of our Class A common stock could decline due to the large number of shares of Class A common stock eligible for future sale upon the exchange of Class B-1 units of QL Holdings LLC.

The market price of our Class A common stock could decline as a result of sales of a large number of shares of our Class A common stock eligible for future sale upon the exchange of Class B-1 units of QL Holdings LLC (together with an equal number of shares of our Class B common stock), or the perception that such sales could occur. These sales, or the possibility that these sales may occur, may also make it more difficult for us to raise additional capital by selling equity securities in the future, at a time and price that we deem appropriate.

After the completion of this offering,             Class A-1 units of QL Holdings LLC and             Class B-1 units of QL Holdings LLC will be outstanding. Each Class B-1 unit, together with one share of our Class B common stock, will be exchangeable for one share of Class A common stock (or, at our election, cash of an equivalent value), as described under “The reorganization of our corporate structure—Fourth amended and restated limited liability company agreement of QL Holdings LLC.” Pursuant to a registration rights agreement, we will grant registration rights to certain of our existing investors, including White Mountains, Insignia, and the Founders, with respect to their shares of our Class A common stock, including those delivered in exchange for Class B-1 units of QL Holdings LLC. See “The reorganization of our corporate structure—Registration rights agreement.”

Sales of a substantial number of shares of our Class A common stock by our existing stockholders in the public market could cause the price of our Class A common stock to fall.

If our existing stockholders sell substantial amounts of our Class A common stock in the public market following this offering, the market price of our Class A common stock could decrease significantly. The perception in the public market that our existing stockholders might sell shares of Class A common stock could also depress our market price. Upon the completion of this offering, we will have                 shares of Class A common stock outstanding. Our executive officers and directors will be subject to the lock-up agreements described under “Underwriting” and the Rule 144 holding period requirements described under “Shares eligible for future sale.” After all of these lock-up periods have expired and the holding periods have elapsed and, in the case of any restricted stock, the shares have vested, additional shares will be eligible for sale in the public market. The market price of shares of our Class A common stock may drop significantly when the restrictions on resale by our existing stockholders lapse. A decline in the price of shares of our Class A common stock might impede our ability to raise capital through the issuance of additional shares of our Class A common stock or other equity securities.

We cannot predict the effect our dual class structure may have on the market price of our Class A common stock.

We cannot predict whether our dual class structure will result in a lower or more volatile market price of our Class A common stock, in adverse publicity, or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indices. In July 2017, S&P Dow Jones announced that it will no longer admit companies with multiple-class share structures to certain of its indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400, and S&P SmallCap 600, which together make up the S&P Composite 1500. Also in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices. Under such announced policies, the dual class structure of our stock would make us ineligible for inclusion in certain indices and, as a result, mutual funds, exchange-traded funds, and other investment vehicles that attempt to track those indices would not invest in our Class A common stock. These policies are relatively new and it is unclear what effect, if any, they will have on the valuations of publicly-traded companies excluded from such indices, but it is possible they may depress valuations, compared to similar companies that are included. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected.

Certain provisions in our amended and restated certificate of incorporation, our amended and restated bylaws, our stockholders’ agreement, and of Delaware law may prevent or delay an acquisition of MediaAlpha, Inc., which could decrease the trading price of our Class A common stock.

Our amended and restated certificate of incorporation, amended and restated bylaws and stockholders’ agreement will contain, and Delaware law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the bidder and to encourage prospective acquirers to negotiate with our Board of Directors rather than to attempt a hostile takeover. These provisions will, among other things:

•	divide our Board of Directors into three staggered classes of directors that are each elected to three-year terms;

•	provide the Board of Directors with the sole ability to fill a vacancy created by the expansion of the Board of Directors;

•

prohibit stockholder action by written consent after the date on which White Mountains, Insignia, and the Founders cease to collectively own at least a majority in voting power of shares of our common stock;

•

authorize the issuance of “blank check” preferred stock that could be issued by our Board of Directors to increase the number of outstanding shares of capital stock, making a takeover more difficult and expensive;

•	prohibit cumulative voting in the election of directors, which could otherwise allow less than a majority of stockholders to elect director candidates;

•

provide that special meetings of the stockholders may be called only by or at the direction of the Board of Directors, the chairman of our board, the Chief Executive Officer or, so long as White Mountains, Insignia, and the Founders collectively own at least a majority in voting power of shares of our common stock, any such stockholder, subject to certain limitations;

•	require advance notice to be given by stockholders for any stockholder proposals or director nominees;

•

after the date on which White Mountains, Insignia, and the Founders cease to collectively own at least a majority in voting power of shares of our common stock, require the affirmative vote of holders of at least 75% of the voting power of our outstanding shares of common stock to amend certain provisions of our amended and restated certificate of incorporation and any provision of our amended and restated bylaws;

•

after the date on which White Mountains, Insignia, and the Founders cease to collectively own at least a majority in voting power of shares of our common stock, require the affirmative vote of holders of at least 75% of the voting power of our outstanding shares of common stock to remove directors and only for cause;

•

provide that each of White Mountains, Insignia and the Founders will be entitled to (i) nominate two directors to the Board of Directors for so long as such stockholder owns at least 12.5% of our issued and outstanding shares of common stock as of the closing of this offering and (ii) nominate one director to the Board of Directors for so long as such stockholder owns less than 12.5% but at least 5% of our issued and outstanding shares of common stock as of the closing of this offering;

•	provide that White Mountains, Insignia and the Founders will agree to vote for each other’s board nominees pursuant to the terms of the stockholders’ agreement; and

•

require the prior written consent of a majority in interest of White Mountains, Insignia and the Founders for any change in the size of the Board of Directors and to engage in change in control transactions, for so long as such stockholders own at least a majority of the issued and outstanding shares of common stock.

In addition, Section 203 of the General Corporate Law of the State of Delaware (the “DGCL”) may affect the ability of an “interested stockholder” to engage in certain business combinations, for a period of three years following the time that the stockholder becomes an “interested stockholder.” We intend to elect in our amended and restated certificate of incorporation not to be subject to Section 203 of the DGCL. Nevertheless, our amended and restated certificate of incorporation will contain provisions that have the same effect as Section 203 of the DGCL, except that they will provide that each of White Mountains, Insignia, and the Founders and their respective affiliates and transferees will not be deemed to be “interested stockholders,” and accordingly will not be subject to such restrictions.

These and other provisions could have the effect of discouraging, delaying or preventing a transaction involving a change in control of our company or could make it more difficult for you and other stockholders to elect directors of your choosing or to cause us to take other corporate actions that you desire. See “Description of capital stock.”

Our amended and restated certificate of incorporation and stockholders’ agreement will contain provisions renouncing our interest and expectation to participate in certain corporate governance opportunities identified by or presented to certain of our existing investors.

Each of White Mountains, Insignia, and the Founders and their respective affiliates may engage in activities similar to ours or lines of business or have an interest in the same areas of corporate opportunities as we do. Our amended and restated certificate of incorporation and stockholders’ agreement will provide that such stockholders and their respective affiliates will not have any duty to refrain from (1) engaging, directly or indirectly, in the same or similar business activities or lines of business as us, including those business activities or lines of business deemed to be competing with us, or (2) doing business with any of our clients, customers or vendors. In the event that White Mountains, Insignia or the Founders or any of their respective affiliates acquires knowledge of a potential business opportunity which may be a corporate opportunity for us, they will have no duty to communicate or offer such corporate opportunity to us. Our amended and restated certificate of incorporation and stockholders’ agreement will also provide that, to the fullest extent permitted by law, none of such stockholders or their respective affiliates will be liable to us, for breach of any fiduciary duty or otherwise, by reason of the fact that any such stockholder or any of its affiliates directs such corporate opportunity to another person, or otherwise does not communicate information regarding such corporate opportunity to us, and we will waive and renounce any claim that such business opportunity constituted a corporate opportunity that should have been presented to us. These potential conflicts of interest could have a material and adverse effect on our business, financial condition, operating results, cash flows and prospects if attractive business opportunities are allocated by White Mountains, Insignia or the Founders to themselves or their respective affiliates instead of to us. See “Description of capital stock—Corporate opportunity.”

Our amended and restated certificate of incorporation will contain exclusive forum provisions that may discourage lawsuits against us and our directors and officers.

Our amended and restated certificate of incorporation will provide that unless the Board of Directors otherwise determines, the state courts in the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the federal court for the District of Delaware, will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of us, any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers to us or our stockholders, any action asserting a claim against us or any of our directors or officers arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or amended and restated bylaws, or any action asserting a claim against us or any of our directors or officers governed by the internal affairs doctrine under Delaware law. In addition, our amended and restated certificate of incorporation will provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act but that the forum selection provision will not apply to claims brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended (the “Exchange Act”). While the Delaware Supreme Court has recently upheld provisions of the certificates of incorporation of other Delaware corporations that are similar to this forum provision, a court of a state other than the State of Delaware could decide that such provisions are not enforceable under the laws of that state. These exclusive forum provisions may limit the ability of our stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with us or our directors or officers, which may discourage such lawsuits against us and our directors and officers. Alternatively, if a court were to find one or more of these exclusive forum provisions inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings described above, we may incur additional costs associated with resolving such matters in other jurisdictions or forums, which could materially and adversely affect our business, financial condition, operating results, cash flows, and prospects. For example, under the Securities Act, federal courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring any interest in our Class A common stock shall be deemed to have notice of and consented to this exclusive forum provision, but will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Our amended and restated bylaws will provide that, if a claiming party brings certain actions against us and is not successful on the merits, then it will be obligated to pay our litigation costs, which could have the effect of discouraging litigation, including claims brought by our stockholders.

Our amended and restated bylaws will provide that, except to the extent prohibited by the DGCL, and unless our Board of Directors otherwise approves, in the event that any claiming party (a) initiates, asserts, joins, offers substantial assistance to or has a direct financial interest in a covered proceeding and (b) such claiming party does not obtain a judgment on the merits that substantially achieves, in substance and amount, the full remedy sought by such claiming party, then each such claiming party will be obligated to reimburse us and any applicable director, officer or other employee for all fees, costs, and expenses of every kind and description (including, but not limited to, all attorneys’ fees and other litigation expenses) that we or any such director, officer or other employee actually incurs in connection with the covered proceeding. While application of this standard will necessarily need to take into account the particular facts, circumstances, and equities of any particular claim, we would expect a claiming party to be required to prevail on the merits on substantially all of the claims asserted in the complaint and, as a result, receive substantially the full remedy that it was seeking (including, if applicable, any equitable remedy) in order to avoid responsibility for reimbursing such fees, costs, and expenses. Any person or entity purchasing or otherwise acquiring any interest in the shares of our capital stock will be deemed to have notice of and consented to this provision. This provision could have the effect of discouraging litigation against us, including claims brought by our stockholders and including claims that are partially (but not wholly) successful on the merits. However, it is currently unclear whether the Delaware legislature will take action to eliminate or limit the ability of stock corporations to implement provisions such as this, or whether Delaware courts will enforce in full a provision such as this for a Delaware stock corporation. If the Delaware legislature takes action to limit or eliminate our ability to include this provision in our amended and restated bylaws or a court were to find this provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

Our Board of Directors will have the ability to issue blank check preferred stock, which may discourage or impede acquisition attempts or other transactions.

Our Board of Directors will have the power, subject to applicable law, to issue series of preferred stock that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt. For instance, subject to applicable law, a series of preferred stock may impede a business combination by including class voting rights, which would enable the holder or holders of such series to block a proposed transaction. Our Board of Directors will make any determination to issue shares of preferred stock based on its judgment as to our and our stockholders’ best interests. Our Board of Directors, in so acting, could issue shares of preferred stock having terms which could discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders may believe to be in their best interests or in which stockholders would have received a premium for their stock over the then prevailing market price of the stock.

Different interests among our investors or between our investors and us, including with respect to related party transactions, could prevent us from achieving our business goals.

For the foreseeable future, we expect that a majority of our Board of Directors will include directors who are affiliated with White Mountains, Insignia, and the Founders. See “Certain relationships and related party transactions.” Certain of our existing investors could have business interests that conflict with those of the other investors, which may make it difficult for us to pursue strategic initiatives that require consensus among our owners.

Our relationship with our existing investors, who will own    % of our Class A common stock,    % of our Class B common stock and a    % economic interest in QL Holdings LLC, following the completion of the offering reorganization and this offering (assuming an offering price of $         per share of Class A common stock, which is the midpoint of the price range set forth on the cover of this prospectus, and no exercise of the over-allotment option by the underwriters), could create conflicts of interest among our investors, or between our investors and us, in a number of areas relating to our past and ongoing relationships. In addition, our existing investors may have different tax positions from us which could influence their decisions regarding whether and when to dispose of assets, whether and when to incur new or refinance existing indebtedness, especially in light of the existence of the tax receivables agreement, and whether and when we should terminate the tax receivables agreement and accelerate our obligations thereunder. In addition, the structuring of future transactions may take into consideration these existing investors’ tax or other considerations even where no similar benefit would accrue to us. Except as set forth in the tax receivables agreement and the stockholders’ agreement that we intend to enter into with our existing investors there are no formal dispute resolution procedures in place to resolve conflicts between us and our existing investors or among our existing investors. We may not be able to resolve any potential conflicts between us and an existing investor and, even if we do, the resolution may be less favorable to us than if we were negotiating with an unaffiliated party.

This concentration of ownership and voting power may also delay, defer or even prevent an acquisition by a third party or other change of control of our company which could deprive you of an opportunity to receive a premium for your shares of Class A common stock and may make some transactions more difficult or impossible without the support of such existing investors, even if such events are in the best interests of minority stockholders. Furthermore, this concentration of voting power may have a negative impact on the price of our Class A common stock.

Pursuant to the stockholders’ agreement that we expect to enter into with White Mountains, Insignia, and the Founders, certain of our actions will generally require prior written consent of a majority in interest of White Mountains, Insignia, and the Founders, for so long as such stockholders continue to own at least a majority of the issued and outstanding shares of common stock. Each of White Mountains, Insignia and the Founders will also be entitled to nominate one or two directors to the Board of Directors for so long as such stockholder owns at least 12.5%, in the case of two directors, or less than 12.5% but at least 5%, in the case of one director, of our issued and outstanding shares of common stock as of the closing of this offering. See “The reorganization of our corporate structure—Stockholders’ agreement.”

Section 203 of the DGCL may affect the ability of an “interested stockholder” to engage in certain business combinations, for a period of three years following the time that the stockholder becomes an “interested stockholder.” We intend to elect in our amended and restated certificate of incorporation not to be subject to Section 203 of the DGCL. Nevertheless, our amended and restated certificate of incorporation will contain provisions that have the same effect as Section 203 of the DGCL, except that they will provide that each of White Mountains, Insignia, and the Founders and their respective affiliates and transferees will not be deemed to be “interested stockholders,” and accordingly will not be subject to such restrictions.

In addition, because Insignia and the Founders will hold their economic interest in our business indirectly through QL Holdings LLC, but not through MediaAlpha, Inc., these existing owners may have conflicting interests with holders of shares of our Class A common stock.

We expect to be a “controlled company” within the meaning of the                  rules and, as a result, we will qualify for exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Certain of our existing investors that we expect to be a party to a stockholders’ agreement upon the completion of this offering will own a majority of the voting power of our outstanding common stock following the completion of this offering. Accordingly, we expect to be considered a “controlled company” under the                  rules. Under these rules, a “controlled company” may elect not to comply with certain corporate governance requirements, including the requirements that, within one year of the date of listing of our Class A common stock:

•	we have a board that is composed of a majority of “independent directors” as defined under the rules; and

•	we have a compensation committee and a nominating and corporate governance committee that is composed of independent directors.

We intend to take advantage of these exemptions following the completion of this offering. Accordingly, our stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the                  corporate governance requirements. See “Management—Controlled company.”

Risks related to our structure

We will be a holding company and our only material asset after completion of the reorganization and this offering will be our indirect interest in QL Holdings LLC and, accordingly, we will be dependent upon distributions from QL Holdings LLC to pay taxes and other expenses.

We will be a holding company and will have no material assets other than our indirect ownership of Class A-1 units of QL Holdings LLC. We will have no independent means of generating revenue, all of which will be generated by QL Holdings LLC’s subsidiary, QuoteLab, LLC. QL Holdings LLC will be treated as a partnership for U.S. federal income tax purposes and, as such, will not itself be subject to U.S. federal income tax. Instead, its taxable income will be allocated to its members, including us. Accordingly, we will owe income taxes on our allocable share of any such income. In addition, we will incur expenses related to our operations. We intend (a) to cause QuoteLab, LLC to make cash distributions to its sole member, QL Holdings LLC, and (b) in turn to cause QL Holdings LLC to make pro rata cash distributions, or tax distributions, to its members, including us, to (i) fund our U.S. federal, state and local tax obligations in respect of our allocable share of QL Holdings LLC’s taxable income and (ii) cover our obligations under the tax receivables agreement, as described under “The reorganization of our corporate structure—Tax receivables agreement.” To the extent that we need funds to pay our tax or other liabilities or to fund our operations, and QL Holdings LLC or QuoteLab, LLC is restricted from making distributions to us under applicable agreements, laws or regulations or does not have sufficient cash to make these distributions, we may have to borrow funds to meet these obligations and operate our business, and our business, financial condition, operating results, cash flows, and prospects could be materially and adversely affected. To the extent that we are unable to make payments under the tax receivables agreement for any reason, such payments will be deferred and will accrue interest until paid.

In certain circumstances, recently enacted legislation may impute liability for adjustments to QL Holdings LLC’s tax return on QL Holdings LLC itself, which may cause QL Holdings LLC to be subject to material liabilities.

Recently enacted legislation may impute liability for adjustments to a partnership’s tax return on the partnership itself in certain circumstances, absent an election to the contrary. QL Holdings LLC may be subject to material liabilities pursuant to this legislation and related guidance if, for example, its calculations of taxable income are incorrect.

We will be required to pay Insignia, the Senior Executives, and White Mountains for certain tax benefits we may claim in the future, and these amounts are expected to be material.

In connection with this offering, we will purchase Class B-1 units of QL Holdings LLC from certain unitholders (including the Selling Class B-1 Unit Holders). In the future, Class B-1 units of QL Holdings LLC may be exchanged, together with an equal number of shares of our Class B common stock, for shares of our Class A common stock (or, at our election, cash of an equivalent value). Our initial purchase of units, the Pre-Offering Leveraged Distribution and other actual or deemed distributions by QL Holdings LLC to its members, and the future exchanges of Class B-1 units of QL Holdings LLC may result in increases in our share of the tax basis of the assets of QL Holdings LLC. In addition, we expect that certain net operating losses of Intermediate Holdco will be available to us as a result of the transactions described in “The reorganization of our corporate structure”. We will enter into a tax receivables agreement with Insignia, the Senior Executives, and White Mountains related to the tax basis step-up of the assets of QL Holdings LLC and certain net operating losses of Intermediate Holdco. Pursuant to the tax receivables agreement, we will pay Insignia and the Senior Executives 85% of the amount of the cash savings, if any, in U.S. federal, state and local income tax that we realize (or are deemed to realize) as a result of these possible increases in tax basis as well as certain other tax benefits attributable to payments under the tax receivables agreement itself. The tax receivables agreement will also require us to pay White Mountains 85% of the amount of the cash savings, if any, in U.S. federal, state and local income tax that we realize (or are deemed to realize) as a result of the utilization of the net operating losses of Intermediate Holdco attributable to periods prior to this offering and the deduction of any imputed interest attributable to our payment obligations under the tax receivables agreement.

The payments that we make under the tax receivables agreement could be substantial. Assuming no material changes in relevant tax law and based on our current operating plan and other assumptions, including our estimate of the tax basis of our assets as of                , if all of the Class B-1 units of QL Holdings LLC were acquired by us in taxable transactions at the time of the closing of this offering for a price of $            (the midpoint of the price range set forth on the cover page of this prospectus) per Class B-1 unit of QL Holdings LLC, we estimate that the amount that we would be required to pay under the tax receivables agreement could be approximately $        . The actual amount we will be required to pay under the tax receivables agreement may be materially greater than this hypothetical amount as potential future payments will vary depending on a number of factors, including the timing of the exchanges, the price of our Class A common stock at the time of the exchanges, the amount, character, and timing of our income and the tax rates then applicable. Payments under the tax receivables agreement are not conditioned on Insignia’s, the Senior Executives’, or White Mountains’ continued ownership of any of our equity after this offering.

We will not be reimbursed for any payments made to Insignia, the Senior Executives, or White Mountains under the tax receivables agreement in the event that any tax benefits are disallowed.

Although we are not aware of any issue that would cause the U.S. Internal Revenue Service (the “IRS”) or other relevant tax authorities to challenge potential tax basis increases or other tax benefits covered by the tax receivables agreement, if the IRS successfully challenges the tax basis increases or the existence or amount of the net operating losses at any point in the future after payments are made under the tax receivables agreement, we will not be reimbursed for any payments made under the tax receivables agreement (although future payments under the tax receivables agreement, if any, would be netted against any unreimbursed payments to reflect the result of any such successful challenge by the IRS). As a result, we could make payments under the tax receivables agreement in excess of our cash tax savings that we ultimately realize. We might not determine whether we have effectively made such excess cash payments for a number of years following the time of such payments. See “The reorganization of our corporate structure—Tax receivables agreement.”

We may not be able to realize all or a portion of the tax benefits that are currently expected to result from our purchase of Class B-1 units of QL Holdings LLC from certain unitholders (including the Selling Class B-1 Unitholders) in connection with this offering, the Pre-Offering Leveraged Distribution and other actual or deemed distributions by QL Holdings LLC to its members, future exchanges of Class B-1 units of QL Holdings LLC, the utilization of pre-offering net operating losses of Intermediate Holdco, and payments made under the tax receivables agreement.

Our ability to realize the tax benefits that we currently expect to be available as a result of the (i) increases in tax basis created by our purchase of Class B-1 units of QL Holdings LLC from certain unitholders (including the Selling Class B-1 Unitholders) in connection with this offering or by any future exchanges of Class B-1 units of QL Holdings LLC, together with an equal number of shares of our Class B common stock, for shares of our Class A common stock (or, at our election, cash of an equivalent value), (ii) the Pre-Offering Leveraged Distribution and other actual or deemed distributions by QL Holdings LLC to its members that result in tax basis adjustments to the assets of QL Holdings LLC, (iii) payments made pursuant to the tax receivables agreement, (iv) our ability to utilize the pre-offering net operating losses of Intermediate Holdco, and (v) our ability to utilize the interest deductions imputed under the tax receivables agreement all depend on a number of assumptions, including that we earn sufficient taxable income each year during the period over which the deductions arising from such basis increases and payments are available and that there are no adverse changes in applicable law or regulations. If our actual taxable income is insufficient or there are adverse changes in applicable law or regulations, we may be unable to realize all or a portion of these expected benefits and our cash flows and stockholders’ equity could be negatively affected. See “The reorganization of our corporate structure—Tax receivables agreement.”

In certain cases, payments by us under the tax receivables agreement may be accelerated or significantly exceed the tax benefits we realize in respect of the tax attributes subject to the tax receivables agreement.

The tax receivables agreement will provide that upon certain changes of control, or if, at any time, we elect an early termination of the tax receivables agreement or are in material breach of our obligations under the tax receivables agreement, we would be required to make immediate payments to the tax receivables agreement’s counterparties equal to the present value of the anticipated future tax benefits. Such payments would be based on certain valuation assumptions and deemed events set forth in the tax receivables agreement, including the assumption that we have sufficient taxable income to fully use such tax benefits. The benefits would be payable even though, in certain circumstances, no Class B-1 units of QL Holdings LLC have actually been exchanged and no net operating losses are actually used at the time of the accelerated payments. Accordingly, payments under the tax receivables agreement may be made years in advance of the actual realization, if any, of the anticipated tax benefits and may be significantly greater than the benefits we eventually realize. In these situations, our obligations under the tax receivables agreement could have a substantial negative impact on our liquidity.

We may not be able to finance our obligations under the tax receivables agreement and any indebtedness we incur may limit our subsidiaries’ ability to make distributions to us to pay these obligations. In addition, our obligations under the tax receivables agreement could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control that could be in the best interests of holders of our Class A common stock. See “The reorganization of our corporate structure—Tax receivables agreement.”

Cautionary note regarding forward-looking statements

This prospectus contains forward-looking statements. These forward-looking statements reflect our current views with respect to, among other things, future events and our financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would,” and “outlook,” or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.

There are or will be important factors that could cause our actual results to differ materially from those indicated in these forward-looking statements, including, but not limited to, the following:

•	Our ability to attract and retain insurance carriers to our platform and to make available quality Consumer Referrals at attractive volumes and prices to drive transactions on our platform;

•	Our reliance on a limited number of insurance carriers, many of which have no long-term contractual commitments with us, and any potential termination of those relationships;

•	Existing and future laws and regulations affecting the property & casualty insurance, health insurance and life insurance verticals;

•	Changes and developments in the regulation of the underlying industries in which our partners operate;

•

Competition with other technology companies engaged in digital customer acquisition, as well as buyers that attract consumers through their own customer acquisition strategies, third-party online platforms or other traditional methods of distribution;

•	Our ability to attract, integrate and retain qualified employees;

•	Reductions in DTC digital spend by our buyers;

•	Our dependence on supply partners for the generation of a majority of our Consumer Referrals;

•	Our dependence on internet search companies to direct a significant portion of visitors to our suppliers’ websites and our proprietary websites;

•	The novel strain of the coronavirus and the disease it causes (COVID-19);

•	Our existing and future indebtedness;

•	Disruption to operations as a result of future acquisitions;

•	Failure to obtain, maintain, protect and enforce our intellectual property rights, proprietary systems, technology and brand;

•	Our ability to develop new offerings and penetrate new vertical markets;

•	Our ability to manage future growth effectively;

•	Our reliance on data provided to us by our demand and supply partners and consumers;

•	Natural disasters, public health crises, political crises, economic downturns, or other unexpected events;

•	Significant estimates and assumptions in the preparation of our financial statements;

•	Potential litigation and claims, including IP disputes;

•	Our ability to collect our receivables from our partners;

•	Developments with respect to LIBOR;

•	Fluctuations in our financial results caused by seasonality;

•	The development of the DTC insurance distribution sector and evolving nature of our relatively new business model;

•	Disruptions to or failures of our technological infrastructure and platform;

•	Failure to manage and maintain relationships with third-party service providers;

•	Cybersecurity breaches or other attacks involving our systems or those of our partners or third-party service providers;

•	Our ability to protect consumer information and other data and risks of reputational harm due to an actual or perceived failure by us to protect such information and other data;

•	Risks related to being a public company;

•	Risks related to our common stock and this offering;

•

Risks related to our intention to take advantage of certain exemptions as a “controlled company” under the rules of the                , and the fact that the interests of our controlling stockholders (White Mountains, Insignia, and the Founders) may conflict with those of other investors;

•	Risks related to our corporate structure; and

•	The other risk factors described under “Risk factors.”

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this prospectus. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Many of the important factors that will determine these results are beyond our ability to control or predict. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and, except as otherwise required by law, we do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

The reorganization of our corporate structure

Overview

MediaAlpha, Inc. was incorporated as a Delaware corporation on July 9, 2020. Immediately prior to the completion of this offering, we will complete a reorganization (the “offering reorganization”), pursuant to which we will amend and restate our certificate of incorporation to, among other things, authorize two classes of common stock, Class A common stock and Class B common stock, each having the terms described under “Description of capital stock,” and consummate the other reorganization transactions described below. In addition, pursuant to the offering reorganization, we will issue shares of our Class B common stock to Insignia and the Senior Executives. Insignia and the Senior Executives will directly or indirectly own all of the Class B-1 units of QL Holdings LLC. Shares of our Class B common stock will vote together with shares of our Class A common stock as a single class, except as otherwise required by law or pursuant to our amended and restated certificate of incorporation or amended and restated bylaws. See “Description of capital stock—Class B common stock.” After completion of this offering, White Mountains, Insignia, the Senior Executives and the Legacy Profits Interest Holders (who are the existing direct and indirect investors of QL Holdings LLC prior to the offering) will beneficially own                 % in the aggregate of our outstanding Class A common stock and Class B common stock on a combined basis (assuming an offering price of $             per share of Class A common stock, which is the midpoint of the price range set forth on the cover of this prospectus, and no exercise of the over-allotment option by the underwriters). As described in more detail below, each Class B-1 unit of QL Holdings LLC can be exchanged (together with one share of our Class B common stock) for one share of our Class A common stock (or, at our election, cash of an equivalent value) and is otherwise non-transferrable.

There will be                 shares of our Class A common stock outstanding after this offering. These shares will represent 100% of the economic rights of the holders of all classes of our capital stock.

Reorganization Transactions

MediaAlpha, Inc. was formed for purposes of this offering and has, to date, engaged only in activities in contemplation of this offering. Historically, our business has been operated through QL Holdings LLC, together with its subsidiaries, all of the equity ownership interests of which were directly or indirectly held by White Mountains (through its wholly owned subsidiary Intermediate Holdco), Insignia, the Senior Executives and the Legacy Profits Interest Holders. None of these owners consolidated QL Holdings LLC immediately prior to the offering reorganization. The diagram below shows the historical organizational structure of QL Holdings LLC immediately before the offering reorganization. This diagram is provided for illustrative purposes only and does not purport to represent all legal entities within the historical organizational structure of QL Holdings LLC.

Prior to this offering, White Mountains will cause Intermediate Holdco to distribute or otherwise dispose of all of its assets other than the Class A-1 units of QL Holdings LLC held directly by Intermediate Holdco and certain deferred tax assets and liabilities, and thereafter, MediaAlpha, Inc., QL Holdings LLC, White Mountains, Intermediate Holdco, the Legacy Profits Interest Holders and the other members of QL Holdings LLC will consummate a series of reorganization transactions set forth in a reorganization agreement among these parties, the form of which will be filed as an exhibit to the registration statement of which this prospectus forms a part. Additionally, prior to this offering, QuoteLab, LLC will enter into the 2020 Term Loan Facility, the proceeds of which will be distributed to QL Holdings LLC, which will in turn distribute such 2020 Term Loan Facility proceeds to members of QL Holdings LLC (such distribution to the QL Holdings LLC members the “Pre-Offering Leveraged Distribution”). Pursuant to the reorganization agreement, White Mountains will contribute all of the outstanding capital stock of Intermediate Holdco to MediaAlpha, Inc. in exchange for shares of our Class A common stock and the right to certain payments under the tax receivables agreement, such that Intermediate Holdco becomes a wholly owned subsidiary of MediaAlpha, Inc. Also pursuant to the reorganization agreement, the limited liability company agreement of QL Holdings LLC will be amended and restated to, among other things, convert all of the equity interests held by Intermediate Holdco into Class A-1 units of QL Holdings LLC and convert all of the equity interests held by Insignia, the Senior Executives, and the Legacy Profits Interest Holders into Class B-1 units of QL Holdings LLC. The Legacy Profits Interest Holders will contribute a portion of the Class B-1 units of QL Holdings LLC they hold to MediaAlpha, Inc. in exchange for shares of Class A common stock of MediaAlpha, Inc., and MediaAlpha, Inc. will then contribute these Class B-1 units to Intermediate Holdco. Insignia and the Senior Executives will contribute a certain amount of cash to MediaAlpha, Inc. in exchange for shares of our Class B common stock. Certain Class B-1 units of QL Holdings LLC held by the Selling Class B-1 Unit Holders will be purchased by Intermediate Holdco or MediaAlpha, Inc. immediately after the offering with proceeds from the offering to provide liquidity to such Selling Class B-1 Unit Holders. Following the offering reorganization and immediately prior to this offering, MediaAlpha, Inc. will be a holding company and its sole material asset will be all of the shares of its wholly owned subsidiary, Intermediate Holdco, which will in turn own all of the Class A-1 units of QL Holdings LLC and deferred tax assets and liabilities, primarily related to Intermediate Holdco’s historical net operating loss carryforwards attributable to periods prior to this offering.

The diagram below shows our organizational structure immediately after the offering reorganization and the completion of this offering described herein (assuming an offering price of $             per share of Class A common stock, which is the midpoint of the price range set forth on the cover of this prospectus, and no exercise of the over-allotment option by the underwriters).

White Mountains, the Legacy Profits Interest Holders, and the purchasers of our Class A common stock in this offering will indirectly own         %,         %, and         %, respectively, of the economic interests in QL Holdings LLC through MediaAlpha, Inc. and Intermediate Holdco (or         %,         %, and         %, respectively, if the underwriters exercise their option to purchase additional shares of Class A common stock in full). Insignia will directly own         % of the economic interests in QL Holdings LLC (or         % if the underwriters exercise their option to purchase additional shares of Class A common stock in full), and the Senior Executives will directly or indirectly own         % of the economic interests in QL Holdings LLC (or         % if the underwriters exercise their option to purchase additional shares of Class A common stock in full). Such percentages assume an offering price per share of Class A common stock in this offering of $            , which is the midpoint of the price range set forth on the cover page of this prospectus.

Pursuant to the third amended and restated limited liability company agreement of QL Holdings LLC, Insignia had a put option, which, if exercised, would require QL Holdings LLC to redeem all of the equity ownership interests then held by Insignia at the Class A units redemption value. Insignia’s put option will terminate in connection with the consummation of this offering.

Holding company structure

Our only business after this offering will be to act as the sole stockholder of Intermediate Holdco and, through Intermediate Holdco, act as sole managing member of QL Holdings LLC. We will operate and control all of our businesses and affairs through Intermediate Holdco and QL Holdings LLC (and its subsidiaries). Immediately prior to this offering, QL Holdings LLC’s limited liability company agreement will be amended and restated to, among other things, establish two classes of equity: Class A-1 units indirectly held by us and Class B-1 units held only by persons or entities we permit which, immediately following the completion of this offering, will be Insignia and the Senior Executives, in each case indirectly through QL Holdings LLC. The financial results of Intermediate Holdco and QL Holdings LLC will be consolidated in our financial statements.

Our organizational structure following the offering reorganization and the completion of this offering will allow the Senior Executives and Insignia to retain their equity ownership (either directly or indirectly) in QL Holdings LLC, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of Class B-1 units. The investors participating in this offering will, by contrast, hold equity in MediaAlpha, Inc., a Delaware corporation that is a domestic corporation for U.S. federal income tax purposes, in the form of shares of our Class A common stock. QL Holdings LLC is treated as a partnership for U.S. federal income tax purposes. Additionally, because the Senior Executives and Insignia may exchange their Class B-1 units of QL Holdings LLC (together with the corresponding shares of our Class B common stock) for shares of our Class A common stock (or, at our election, cash of an equivalent value), our structure following the offering reorganization and the completion of this offering provides the Senior Executives and Insignia with potential liquidity that holders of non-publicly traded limited liability companies are not typically afforded.

Fourth amended and restated limited liability company agreement of QL Holdings LLC

Following the offering reorganization and this offering, we will continue to operate our business through QL Holdings LLC, together with its subsidiaries. The operations of QL Holdings LLC, and the rights and obligations of its members, will be governed by the fourth amended and restated limited liability company agreement of QL Holdings LLC, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part. The following is a description of the material terms of the fourth amended and restated limited liability company agreement.

Governance

Through our wholly owned subsidiary, Intermediate Holdco, we will serve as sole managing member of QL Holdings LLC. As such, we will control its business and affairs and will be responsible for the management of its business. No other members of QL Holdings LLC, in their capacity as such, will have any authority or right to control the management of QL Holdings LLC or to bind it in connection with any matter.

Voting and economic rights of members

QL Holdings LLC will have two classes of outstanding equity: Class A-1 units, which may only be issued to our wholly owned subsidiary, Intermediate Holdco, as sole managing member, and Class B-1 units. We refer to these Class A-1 units and Class B-1 units of QL Holdings LLC, collectively, as QL units. Immediately following the completion of this offering, the Class B-1 units will be held by Insignia and the Senior Executives. The Class A-1 units and Class B-1 units will entitle their holders to equivalent economic rights, meaning an equal share in the profits and losses of, and distributions from, QL Holdings LLC. Holders of Class B-1 units will have no voting rights as it pertains to QL Holdings LLC, except for the right to approve certain amendments to the fourth amended and restated limited liability company agreement.

Net profits and losses of QL Holdings LLC generally will be allocated, and distributions will be made, to its members pro rata in accordance with the number of QL units (Class A or Class B, as the case may be) they hold. Accordingly, net profits and net losses of QL Holdings LLC will initially be allocated, and distributions will be made, approximately     % to us and approximately     % to the holders of Class B-1 units (or     % and     %, respectively, if the underwriters exercise their over-allotment option in full).

Subject to the availability of net cash flow at the QL Holdings LLC level and to applicable legal and contractual restrictions, we intend to cause QL Holdings LLC to distribute to Intermediate Holdco cash payments (and, if applicable, cause Intermediate Holdco to declare and pay a dividend to us in the same amount) for the purposes of funding tax obligations in respect of any net taxable income that is allocated to us as a member of QL Holdings LLC, to fund dividends, if any, declared by us and to make any payments due under the tax receivables agreement, as described below. See “—Tax consequences.” QL Holdings LLC will be required to make pro rata distributions to each other member of QL Holdings LLC, as and when QL Holdings LLC makes any distribution to Intermediate Holdco. Regardless of whether QL Holdings LLC makes distributions to its members in any given year, the determination to pay dividends, if any, to holders of our Class A common stock will be made by our board of directors. We do not, however, expect to declare or pay any cash or other dividends in the foreseeable future on our Class A common stock, as we intend to reinvest any cash flow generated by operations in our business. Class B common stock will not be entitled to any dividend payments.

Coordination of MediaAlpha, Inc. and QL Holdings LLC

Whenever we issue one share of Class A common stock for cash, the net proceeds will be promptly contributed to Intermediate Holdco and then in turn to QL Holdings LLC, in exchange for one Class A-1 unit of QL Holdings LLC. Alternatively, from time to time, we may, at our election, transfer the net proceeds of the issuance of shares of Class A common stock to a holder of Class B-1 units of QL Holdings LLC in exchange for their Class B-1 unit and a share of our Class B common stock in order to satisfy our obligations under the Exchange Agreement (in lieu of issuing a share of Class A common stock to such exchanging Class B-1 unitholder). However, the Class B-1 unitholders cannot require us to pay cash for their Class B-1 units under the Exchange Agreement. In the event we elect to pay cash for a Class B-1 unit, QL Holdings LLC will cancel such exchanged Class B-1 unit and issue to Intermediate Holdco one Class A-1 unit. If we issue other classes or series of equity securities, we will contribute to Intermediate Holdco, and then in turn to QL Holdings LLC, the net proceeds we receive in connection with such issuance, and QL Holdings LLC will issue to Intermediate Holdco an equal number of equity securities with designations, preferences and other rights and terms that are substantially the same as our newly issued equity securities. Conversely, if we repurchase any shares of Class A common stock (or equity securities of other classes or series) for cash, QL Holdings LLC will, immediately prior to our repurchase, redeem an equal number of Class A-1 units (or its equity securities of the corresponding classes or series), upon the same terms and for the same price, as the shares of our Class A common stock (or our equity securities of such other classes or series) that are repurchased. Common units and shares of our common stock will be subject to equivalent stock splits, dividends and reclassifications.

We will not conduct any business other than the management and ownership of QL Holdings LLC through our wholly owned subsidiary, Intermediate Holdco, or own any other material assets (other than on a temporary basis), although we may take such actions and own such assets as are necessary to comply with applicable law, including compliance with our responsibilities as a public company under the U.S. federal securities laws, and may incur indebtedness and take other actions if we determine that doing so is in our best interest.

Issuances of Class A-1 and Class B-1 units

Class A-1 units may be issued only to our wholly owned subsidiary, Intermediate Holdco, as sole managing member of QL Holdings LLC. Class B-1 units may be issued only to persons or entities we permit, which immediately following the completion of this offering, will be Insignia and the Senior Executives. Such issuances shall be made in exchange for cash or other consideration. Class B-1 units may not be transferred as Class B-1 units except to certain permitted transferees and in accordance with the restrictions on transfer set forth in the fourth amended and restated limited liability company agreement of QL Holdings LLC. Any such transfer must be accompanied by the transfer of an equal number of shares of our Class B common stock.

Exchange agreement

Immediately prior to the completion of this offering, we will enter into an exchange agreement with Insignia and the Senior Executives, which will each hold Class B-1 units. Pursuant to and subject to the terms of the exchange agreement and the fourth amended and restated limited liability company agreement of QL Holdings LLC, holders of Class B-1 units, from time to time, may exchange one Class B-1 unit, together with the corresponding share of our Class B common stock, for one share of our Class A common stock (or, at our election, cash of an equivalent value).

Exchanges pursuant to the exchange agreement may be completed, at the election of QL Holdings LLC, by us or QL Holdings LLC. If QL Holdings completes such exchange, we will contribute Class A common stock to Intermediate Holdco and then in turn to QL Holdings LLC prior to the exchange. The amount of Class A common stock issued or conveyed will be subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications and other similar transactions.

Holders will not have the right to exchange Class B-1 units if we determine that such exchange would be prohibited by applicable law or regulation or would violate other agreements to which we may be subject. We may impose additional restrictions on exchange that we determine necessary or advisable so that QL Holdings LLC is not treated as a “publicly traded partnership” for U.S. federal income tax purposes. If the IRS were to contend successfully that QL Holdings LLC should be treated as a “publicly traded partnership” for U.S. federal income tax purposes, QL Holdings LLC would be treated as a corporation for U.S. federal income tax purposes and thus would be subject to entity-level tax on its taxable income.

A holder that exchanges Class B-1 units will also be required to deliver an equal number of shares of our Class B common stock. In connection with each exchange, QL Holdings LLC will cancel the delivered Class B-1 units and

(unless, at our election, cash of an equivalent value is delivered in lieu of Class A common stock) issue Class A-1 units to Intermediate Holdco on a one-for-one basis. Thus, as holders exchange their Class B-1 units for Class A common stock or cash, our indirect interest in QL Holdings LLC will increase.

We and the exchanging holder will each generally bear our own expenses in connection with an exchange, except that, subject to a limited exception, we are required to pay any transfer taxes, stamp taxes or duties or other similar taxes in connection with such an exchange.

We have reserved for issuance                 shares of our Class A common stock for potential exchange in the future for Class B-1 units, which is the aggregate number of Class B-1 units to be outstanding after completion of the offering reorganization and this offering.

Exculpation and indemnification

The fourth amended and restated limited liability company agreement of QL Holdings LLC will contain provisions limiting the liability of QL Holdings LLC’s members (including Intermediate Holdco, our wholly owned subsidiary), officers and their respective affiliates to QL Holdings LLC or any of its members. Moreover, the fourth amended and restated limited liability company agreement will contain broad indemnification provisions for QL Holdings LLC’s members (including Intermediate Holdco, our wholly owned subsidiary), officers and their respective affiliates. Because QL Holdings LLC is a limited liability company, these provisions are not subject to the limitations on exculpation and indemnification contained in the DGCL with respect to the indemnification that may be provided by a Delaware corporation to its directors and officers.

Voting rights of Class A stockholders and Class B stockholders

Each share of our Class A common stock or our Class B common stock will entitle its holder to one vote. Immediately after this offering, our Class B stockholders will collectively hold approximately     % of the total voting power of our common stock (or     % if the underwriters exercise their over-allotment option in full), assuming an offering price of $         per share of Class A common stock, which is the midpoint of the price range set forth on the cover of this prospectus.

Tax consequences

QL Holdings LLC unitholders, including us (indirectly through Intermediate Holdco), generally will incur U.S. federal, state and local income taxes on their allocable shares of any net taxable income of QL Holdings LLC. We expect that the fourth amended and restated limited liability company agreement of QL Holdings LLC will provide for pro rata cash distributions to its members to cover (i) our U.S. federal, state and local tax obligations in respect of our allocable share of QL Holdings LLC’s taxable income and (ii) our obligations under the tax receivables agreement.

QL Holdings LLC intends that an election under Section 754 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), which will be effective for 2020 and future taxable years. We expect that, as a result of this election, our purchase (through Intermediate Holdco) of Class B-1 units of QL Holdings LLC in connection with this offering, as well as any future exchanges of Class B-1 units of QL Holdings LLC, together with an equal number of shares of our Class B common stock, for shares of our Class A common stock (or, at our election, cash of an equivalent value), will increase our share of the tax basis of the tangible and intangible assets of QL Holdings LLC, which will increase the tax depreciation and amortization deductions available to us and could create other tax benefits. This existing and increased tax basis may also decrease gain (or increase loss) on future dispositions of certain assets to the extent tax basis is allocated to those assets. In addition, we expect that certain net operating losses of Intermediate Holdco will be available to us as a result of the offering reorganization.

Any such deductions, Intermediate Holdco net operating losses, or other tax benefits (including additional tax benefits created as a result of payments under the tax receivables agreement itself) could reduce the amount of cash taxes that we would otherwise be required to pay in the future. We will be required to pay 85% of such cash tax reduction, if any, to the tax receivables agreement’s counterparties. To the extent that we are unable to make payments under the tax receivables agreement for any reason, such payments will be deferred and will accrue interest until paid. See “—Tax receivables agreement.”

Tax receivables agreement

We expect to obtain an increase in our share of the tax basis of the tangible and intangible assets of QL Holdings LLC as a result of (i) our purchase (through Intermediate Holdco) of Class B-1 units of QL Holdings LLC units from certain unitholders (including the Selling Class B-1 Unit Holders) in connection with this offering, (ii) certain future exchanges of Class B-1 units of QL Holdings LLC, together with an equal number of shares of our Class B common stock, for shares of our Class A common stock (or, at our election, cash of an equivalent value), and (iii) the Pre-Offering Leveraged Distribution and other actual or deemed distributions by QL Holdings LLC to its members. These increases in tax basis are expected to increase (for tax purposes) our depreciation and amortization deductions and create other tax benefits and therefore may reduce the amount of cash taxes that we would otherwise be required to pay in the future. This existing and increased tax basis may also decrease gain (or increase loss) on future dispositions of certain assets to the extent tax basis is allocated to those assets. We expect to treat any such exchanges of Class B-1 units of QL Holdings LLC as our direct purchases of Class B-1 units from holders of Class B-1 units for U.S. federal income and other applicable tax purposes, regardless of whether such Class B-1 units are surrendered by such holders to QL Holdings LLC or to us directly in the exchange. In addition, we expect that certain net operating losses of Intermediate Holdco will be available to us as a result of the offering reorganization. See “—Fourth amended and restated limited liability company agreement of QL Holdings LLC—Tax consequences.”

Immediately prior to the completion of this offering, we will enter into the tax receivables agreement with Insignia, the Senior Executives, and White Mountains related to the tax basis step-up of the assets of QL Holdings LLC and certain net operating losses of Intermediate Holdco. The agreement will require us to pay Insignia and the Senior Executives 85% of the cash savings, if any, in U.S. federal, state and local income tax we realize (or are deemed to realize) as a result of (i) any increases in tax basis following our purchase of Class B-1 units of QL Holdings LLC from certain unitholders (including the Selling Class B-1 Unit Holders) in connection with this offering, as well as any future exchanges described above. (ii) the Pre-Offering Leveraged Distribution and actual or deemed other distributions by QL Holdings LLC to its members that result in tax basis adjustments to the assets of QL Holdings LLC, and (iii) certain other tax benefits attributable to payments under the tax receivables agreement itself.

The tax receivables agreement will also require us to pay White Mountains 85% of the amount of the cash savings, if any, in U.S. federal, state and local income tax that we realize (or are deemed to realize) as a result of the utilization of the net operating losses of Intermediate Holdco attributable to periods prior to this offering and the deduction of any imputed interest attributable to our payment obligations under the tax receivables agreement.

The obligations under the tax receivables agreement will be our obligations and not obligations of QL Holdings LLC. We will benefit from the remaining 15% of any realized (or deemed to be realized) cash tax savings. For purposes of the tax receivables agreement, cash savings in income tax will be computed by comparing our actual income tax liability with our hypothetical liability had we not been able to use the tax benefits subject to the applicable tax receivables agreement. The tax receivables agreement will become effective upon the completion of this offering and will remain in effect until all such tax benefits have been used or expired, unless the agreement is terminated early, as described below.

The actual increase in tax basis, as well as the amount and timing of any payments under the tax receivables agreement, will vary depending on a number of factors, including:

•

the fair market value of the depreciable and amortizable assets of QL Holdings LLC and the price of our Class A common stock at the time of this offering and at the time of the exchange of Class B-1 units of QL Holdings LLC;

•	the extent to which such exchange of Class B-1 units of QL Holdings LLC is taxable—if an exchange is not taxable for any reason, increased tax deductions will not be available;

•	the tax rates in effect at the time we use the increased amortization and depreciation deductions or realize other tax benefits;

•	any limitations on our utilization of the Intermediate Holdco net operating losses under Section 382 of the Code or otherwise; and

•	the amount, character and timing of our taxable income.

We will be required under the tax receivables agreement to pay 85% of the cash tax savings, described above, if any, as they are realized (or are deemed to be realized). Except in certain circumstances, if in a given taxable year we do not have taxable income before taking into account any tax benefits subject to the tax receivables agreement, we will not be required to make payments under the tax receivables agreement for that taxable year because no tax savings will have been realized (or are deemed to be realized).

The payments that we make under the tax receivables agreement could be substantial. Assuming no material changes in relevant tax law and based on our current operating plan and other assumptions, including our estimate of the tax basis of our assets as of                 , if all of the Class B-1 units of QL Holdings LLC were acquired by us in taxable transactions at the time of the completion of this offering for a price of $                (the midpoint of the price range set forth on the cover page of this prospectus) per Class B-1 unit of QL Holdings LLC, we estimate that the amount that we would be required to pay under the tax receivables agreement could be approximately $                . The actual amount we will be required to pay under the tax receivables agreement may be materially greater than this hypothetical amount, as potential future payments will vary depending on a number of factors, including those listed above. There may be a material negative effect on our liquidity if, as a result of timing discrepancies or otherwise, the payments under the tax receivables agreement exceed the actual cash tax benefits that we realize in respect of the tax attributes subject to the tax receivables agreement or distributions to us by QL Holdings LLC are not sufficient to permit us to make payments under the tax receivables agreement after it has paid taxes. Payments under the tax receivables agreement are not conditioned on Insignia’s, the Senior Executives’, or White Mountains’ continued ownership of any of our equity after this offering.

Payments under the tax receivables agreement are generally due within a specified period of time following the filing of our tax return for the taxable year with respect to which the payment obligation arises, but interest on such payments will begin to accrue at a rate of      plus     basis points from the due date (without extensions) of such tax return. Late payments will generally accrue interest at a rate of     plus     basis points. However, to the extent that we do not have available cash to satisfy our payment obligations under the tax receivables agreement for certain enumerated reasons, such deferred payments would accrue interest at a rate of         .

The tax receivables agreement will provide that upon certain changes of control, or if, at any time, we elect an early termination of the tax receivables agreement or are in material breach of our obligations under the tax receivables agreement, we would be required to make immediate payments to the tax receivables agreement’s counterparties equal to the present value of the anticipated future tax benefits. Such payment would be based on certain valuation assumptions and deemed events set forth in the tax receivables agreement, including the assumptions that we have sufficient taxable income to fully use such tax benefits. The benefits would be payable even though, in certain circumstances, no Class B-1 units of QL Holdings LLC have actually been exchanged and no net operating losses are actually used at the time of the accelerated payments. Accordingly, payments under the tax receivables agreement may be made years in advance of the actual realization, if any, of the anticipated tax benefits and may be significantly greater than the benefits we eventually realize.

Although we are not aware of any issue that would cause the IRS or other relevant tax authorities to challenge potential tax basis increases or other tax benefits covered by tax receivables agreement, were the IRS to successfully challenge the tax basis increases or the existence or amount of the net operating losses described above, we would not be reimbursed for any payments previously made under the tax receivables agreement, but future payments under the tax receivables agreement, if any, would be netted against any unreimbursed payments to reflect the result of any such successful challenge by the IRS. As a result, we could make payments under the tax receivables agreement in excess of the actual cash tax savings we ultimately realize. We might not determine whether we have effectively made such excess cash payments for a number of years following the time of such payments.

Registration rights agreement

Upon the completion of this offering, we intend to enter into a registration rights agreement with certain of our existing investors, including White Mountains, Insignia and the Founders, to register for sale under the Securities Act of 1933, as amended (“Securities Act”), shares of our Class A common stock, including those delivered in exchange for Class B-1 units of QL Holdings LLC in the circumstances described above. Subject to certain conditions and limitations, this agreement will provide customary demand, piggyback and shelf registration rights to such investors.

Stockholders’ agreement

Upon the completion of this offering, we intend to enter into a stockholders’ agreement with White Mountains, Insignia and the Founders. The stockholders’ agreement will contain provisions related to the composition of our board of directors, the committees of our board of directors and our corporate governance. Under the stockholders’ agreement, White Mountains, Insignia and the Founders will be entitled to nominate a majority of the members of our board of directors. In addition, White Mountains, Insignia, and the Founders will agree in the stockholders’ agreement to vote for each other’s board nominees.

Use of proceeds

We estimate that our net proceeds from the sale of our common stock by us in this offering will be approximately $                 , assuming an initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of common stock by the selling stockholder, including any shares the selling stockholder may sell pursuant to the underwriters’ option to purchase additional shares of Class A common stock.

A $1.00 increase (decrease) in the assumed initial public offering price of $                     per share would increase (decrease) the net proceeds to us from this offering by approximately $                 , assuming that the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us in this offering, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $                , assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions, estimated placement agent fees and estimated offering expenses payable by us.

We intend to (i) use up to $                of the net proceeds to the Company from the sale of shares in this offering to purchase Class B-1 units of QL Holdings LLC from the Selling Class B-1 Unit Holders (which Class B-1 units will be either purchased directly by us and contributed to Intermediate Holdco or purchased directly by Intermediate Holdco with cash proceeds we contribute to it, and in either case converted into Class A-1 units of QL Holdings LLC) to provide liquidity to such Selling Class B-1 Unit Holders and (ii) contribute up to $                of the net proceeds to the Company from the sale of shares in this offering to Intermediate Holdco for further contribution to QL Holdings LLC, and in turn to QuoteLab, LLC, to repay $                of the outstanding borrowings under the 2020 Credit Facilities. We intend to contribute any remaining net proceeds to the Company from the sale of shares in this offering to Intermediate Holdco for further contribution to QL Holdings LLC to use for working capital, capital expenditures and general corporate purposes.

We intend to (i) use up to $                 of the net proceeds to the Company from any exercise of the underwriters’ option to purchase additional shares of Class A common stock to purchase additional Class B-1 units of QL Holdings LLC from Insignia and the Senior Executives (which Class B-1 units will be either purchased directly by us and contributed to Intermediate Holdco or purchased directly by Intermediate Holdco with cash proceeds we contribute to it, and in either case converted into Class A-1 units of QL Holdings LLC) to provide further liquidity to Insignia and the Senior Executives and (ii) use any remaining net proceeds to the Company from any exercise of the underwriters’ option to purchase additional shares of Class A common stock to purchase a corresponding additional number of Class A-1 units of QL Holdings LLC from QL Holdings LLC at a price per Class A-1 unit equal to the public offering price per share of our Class A common stock, after deducting underwriting discounts and commissions.

Dividend policy

We do not anticipate declaring or paying any cash dividends on our Class A common stock in the foreseeable future. Any future determination to declare and pay cash dividends, if any, will be made at the discretion of our Board of Directors and will depend on a variety of factors, including applicable laws, our financial condition, results of operations, contractual restrictions, capital requirements, business prospects, general business or financial market conditions, and other factors our Board of Directors may deem relevant. In addition, the 2020 Credit Agreement may contain covenants that restrict QuoteLab, LLC’s and, in turn, our ability to pay cash dividends, subject to certain exceptions. Investors should not purchase our Class A common stock with the expectation of receiving cash dividends.

Our Class B common stock will not be entitled to any dividend payments.

Capitalization

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2020:

•	our predecessor, QL Holdings LLC, on a historical basis;

•	MediaAlpha, Inc. on a pro forma basis to give effect to the offering reorganization described under “The reorganization of our corporate structure”; and

•

MediaAlpha, Inc. on a pro forma as adjusted basis to give further effect to our issuance and sale of                  shares of Class A common stock in this offering at an assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and giving effect to the use of proceeds specified in “Use of proceeds.”

The pro forma as adjusted information set forth in the table below is illustrative only and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price, the number of shares of Class A common stock sold in this offering and other terms of this offering determined at pricing. You should read the following table in conjunction with our consolidated financial statements and the related notes appearing at the end of this prospectus and the sections of the prospectus titled “The reorganization of our corporate structure,” “Selected historical consolidated financial and operating data,” “Unaudited pro forma consolidated financial information,” “Management’s discussion and analysis of financial condition and results of operations,” and “Description of capital stock.”

	As of June 30, 2020

(in thousands, except share and per share data)	QL Holdings LLC historical	MediaAlpha, Inc. pro forma		MediaAlpha, Inc. pro forma as adjusted
Cash and cash equivalents	$26,429	$		$

Long-term debt, including current portion	96,952

Redeemable Class A units	181,066

Members’/stockholders’ (deficit) equity:
Class A units, 1,136,842 units authorized; 852,631 units issued and outstanding (excluding 284,211 units subject to possible redemption) as of June 30, 2020, actual	73,003		—		—
Class B units, 169,943 units authorized; 161,300 issued and outstanding as of June 30, 2020, actual	8,491		—		—
Class A common stock, par value $0.01 per share; no shares authorized, issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	—
Class B common stock, par value $ per share; no shares authorized, issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	—

	As of June 30, 2020

(in thousands, except share and per share data)	QL Holdings LLC historical	MediaAlpha, Inc. pro forma	MediaAlpha, Inc. pro forma as adjusted
Additional paid-in capital	—
Accumulated deficit	(293,902)

Members’/stockholders’ (deficit) equity attributable to member/stockholders	(212,408)
Non-controlling interest	—

Total members’/stockholders’ (deficit) equity	(212,408)

Total capitalization	$65,610	$	$

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, total members’/stockholders’ equity and total capitalization by $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, Class A common stock, total members’ equity and total capitalization by $ million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The foregoing table does not give effect to the following:

•

            shares of Class A common stock that are issuable upon exchange of Class B-1 units of QL Holdings LLC (together with an equal number of shares of our Class B common stock) that will be outstanding immediately after the completion of this offering;

•	shares of Class A common stock reserved for issuance under our Omnibus Incentive Plan (see “Executive compensation—2020 Omnibus incentive plan”); and

•	shares of Class A common stock that are issuable upon the exercise by the underwriters of their over-allotment option.

Dilution

If you invest in our Class A common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the assumed initial public offering price per share of our Class A common stock and the pro forma as adjusted net tangible book value per share of our Class A common stock immediately after this offering.

Our pro forma net tangible book value (deficit) as of June 30, 2020 was $                million, or $                 per share of our Class A common stock. Pro forma net tangible book value (deficit) represents the amount of our total tangible assets less our total liabilities, after giving effect to the offering reorganization described under “The reorganization of our corporate structure”. Pro forma net tangible book value (deficit) per share represents our pro forma net tangible book value (deficit) divided by                 , the total number of shares of Class A common stock outstanding, assuming all Class B-1 units of QL Holdings LLC, together with an equal number of shares of our Class B common stock, are exchanged for an equal number of shares of Class A common stock.

After giving pro forma effect to (i) the offering reorganization described under “The reorganization of our corporate structure”, (ii) the sale by us of                  shares of Class A common stock in this offering, at an assumed initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (iii) the receipt and application of the net proceeds and assuming all Class B-1 units of QL Holdings LLC, together with an equal number of shares of our Class B common stock, are exchanged for an equal number of shares of Class A common stock, our pro forma as adjusted net tangible book value as of June 30, 2020 would have been $                 million, or $                 per share. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $                 per share to our existing stockholders and immediate dilution of $                 per share to new investors purchasing our shares of Class A common stock in this offering. Dilution per share to new investors is determined by subtracting the pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share of Class A common stock		$
Pro forma net tangible book value (deficit) per share as of June 30, 2020	$

Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing our Class A common stock in this offering
Pro forma as adjusted net tangible book value per share after this offering		$

Dilution per share to new investors purchasing shares of our Class A common stock in this offering		$

If the underwriters exercise their option to purchase additional shares in full, our pro forma as adjusted net tangible book value per share after this offering would be $                , representing an immediate increase in pro forma as adjusted net tangible book value per share of $                to existing stockholders and immediate dilution in pro forma as adjusted net tangible book value per share of $                to new investors purchasing common stock in this offering, assuming an initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of June 30, 2020, on the pro forma as adjusted basis as described above, the total number of shares of Class A common stock purchased from us, the total consideration paid or to be paid and the average price per share paid or to be paid by existing stockholders and new investors acquiring shares of common stock in this offering, assuming all Class B-1 units of QL Holdings LLC, together with an equal number of Class B common stock, are exchanged for an equal number of shares of Class A common stock, at an assumed initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors					$

Total		100.0%	$	100.0%

A $1.00 increase (decrease) in the assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $                million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by                percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by                percentage points, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $                million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by                percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by                percentage points, assuming no change in the assumed initial public offering price.

The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares of our common stock held by existing stockholders would be reduced to                % of the total number of shares of our common stock outstanding after this offering, and the number of shares of common stock held by new investors purchasing common stock in this offering would be increased to                % of the total number of shares of our common stock outstanding after this offering.

The foregoing tables do not give effect to the following:

•	shares of Class A common stock reserved for issuance under our Omnibus Incentive Plan (see “Executive compensation—2020 Omnibus incentive plan”); and

•	shares of Class A common stock that are issuable upon the exercise by the underwriters of their over-allotment option.

To the extent that new equity-based compensation awards are issued, or we issue additional shares of Class A common stock in the future, there will be further dilution to new investors. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

Unaudited pro forma consolidated financial information

The unaudited pro forma consolidated balance sheet as of June 30, 2020 presents the consolidated financial position of the Company after giving pro forma effect to the offering reorganization and as further adjusted for this offering and the contemplated use of the net proceeds from this offering as described under “The reorganization of our corporate structure” and “Use of proceeds” as if such transactions occurred as of the balance sheet date.

The unaudited pro forma consolidated statements of operations for the six months ended June 30, 2020 and the year ended December 31, 2019 present the consolidated results of operations of the Company after giving pro forma effect to the offering reorganization and as further adjusted for this offering as described under “The reorganization of our corporate structure” and “Use of proceeds” as if such transactions had occurred on January 1, 2019.

The pro forma adjustments are based on available information and assumptions that management believes are reasonable in order to reflect, on a pro forma basis, the impact of the offering reorganization and as further adjusted for this offering, on the historical consolidated financial information of QL Holdings LLC and subsidiaries and Intermediate Holdco. See Note 2 of the notes to the unaudited pro forma consolidated financial information for further discussion of the impact of the offering reorganization, reflecting Intermediate Holdco as the accounting acquirer of QL Holdings LLC and its subsidiaries on a pro forma basis. The historical financial information of the Company is not included in the unaudited pro forma consolidated financial information because the Company was incorporated on July 9, 2020, was formed for the purposes of this offering and has, to date, engaged only in activities in contemplation of this offering.

Following this offering, QL Holdings LLC will be the predecessor of the Company for financial reporting purposes. The unaudited pro forma consolidated financial information reflects the manner in which the Company will account for the offering reorganization. Specifically, it is expected that the offering reorganization described under “The reorganization of our corporate structure” will be accounted for as a business combination using the acquisition method of accounting. The pro forma information presented herein, including the allocation of the purchase price, is based on preliminary estimates of the fair values of assets acquired and liabilities assumed, available information as of the date of this prospectus and management assumptions, and will be revised as additional information becomes available. The actual adjustments to our consolidated financial statements upon the offering reorganization will depend on a number of factors, including additional information available and the actual balance of our net assets on the closing date. Therefore, the actual adjustments will differ from the pro forma adjustments, and the differences may be material.

The unaudited pro forma consolidated financial information is included for informational purposes only and does not purport to reflect our results of operations or financial position that would have occurred had we operated as a public company during the periods presented. The unaudited pro forma consolidated financial information should not be relied upon as being indicative of our financial condition or results of operations had the offering reorganization and this offering and the contemplated use of the net proceeds from this offering as described under “The reorganization of our corporate structure” and “Use of proceeds” occurred on the dates assumed. The unaudited pro forma consolidated financial information also does not project our results of operations or financial position for any future period or date. The unaudited pro forma consolidated financial information is subject to completion due to the fact that certain information related to the offering reorganization and this offering is not currently determinable.

The unaudited pro forma consolidated financial information presented assumes no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

As described in greater detail under “The reorganization of our corporate structure—Tax receivables agreement,” we will enter into the tax receivables agreement with Insignia, the Senior Executives, and White Mountains, pursuant to which we will pay Insignia and the Senior Executives 85% of the cash savings, if any, in U.S. federal, state, and local income tax that we realize (or are deemed to realize) as a result of (i) any increases in tax basis following our purchase of Class B-1 units of QL Holdings LLC from certain unitholders (including the Selling Class B-1 Unit Holders) in connection with this offering, (ii) the Pre-Offering Leveraged Distribution and actual or deemed other distributions by QL Holdings LLC to its members that result in tax basis adjustments to the assets of QL Holdings LLC, and (iii) certain other tax benefits attributable to payments under the tax receivables agreement itself. The tax receivables agreement will also require us to pay White Mountains 85% of the amount of the cash savings, if any, in U.S. federal, state and local income tax that we realize (or are deemed to realize) as a result of the utilization of the net operating losses of Intermediate Holdco attributable to periods prior to this offering and the deduction of any imputed interest attributable to our payment obligations under the tax receivables agreement. No exchanges or other tax benefits have been assumed in the unaudited pro forma consolidated financial information and therefore no pro forma adjustment related to the tax receivables agreement is necessary.

You should read the following unaudited pro forma consolidated balance sheet and statements of operations together with the sections of this prospectus titled “Use of proceeds,” “Capitalization,” and “Management’s discussion and analysis of financial condition and results of operations,” and the audited annual consolidated financial statements, unaudited interim condensed consolidated financial statements and notes thereto included elsewhere in this prospectus.

MediaAlpha, Inc.

Unaudited pro forma consolidated balance sheet as of June 30, 2020 (in thousands)

	QL Holdings LLC historical (A)	Intermediate Holdco historical (B)	Debt financing adjustments	Note 1	Business combination and reorganization adjustments	Note 2	MediaAlpha, Inc. pro forma for offering reorganization	Offering adjustments	Note 3	MediaAlpha, Inc. pro forma for offering reorganization and as adjusted for offering

Assets

Current Assets:
Cash and cash equivalents	$26,429	$	$	a	$		$	$	a	$
Accounts receivable, net of allowance for doubtful accounts	56,767
Prepaid expenses and other current assets	1,709								d

Total current assets	84,905
Property and equipment, net	710
Intangible assets, net	17,149					a.i
Goodwill	18,402					a.i
Other long-term investments	—					a.iii
Other assets	14,625

Total assets	$135,791	$	$		$		$	$		$

Liabilities, Redeemable Class A units and Members’/Stockholder’s equity (deficit)

Current liabilities:
Accounts payable	$65,622	$	$		$		$	$	d	$
Accrued expenses	4,027								d
Current portion of long-term debt	585			a					c
Current portion of deferred rent	49					a.i

Total current liabilities	70,283
Long-term debt, net of current portion	96,367			a					c
Deferred rent, net of current portion	337					a.i
Other long-term liabilities	146
Deferred tax liability	—					a.ii			c

Total liabilities	167,133
Redeemable Class A units	181,066					a.iii

Members’/stockholder’s equity (deficit)
Stockholder’s equity	—					a.iv
Class A units	73,003
Class B units	8,491
Class A common stock	—								a
Class B common stock	—
Additional paid-in capital	—								a, c
Accumulated deficit	(293,902)			a
Non-controlling interest	—					a.iii			b

Total members’/stockholder’s equity (deficit)	(212,408)

Total liabilities, redeemable Class A units and members’/stockholders’ equity	$135,791	$	$		$		$	$		$

See accompanying notes to unaudited pro forma consolidated financial information.

MediaAlpha, Inc.

Unaudited pro forma consolidated statement of operations for the six months ended June 30, 2020

(in thousands, except per share data)

	QL Holdings LLC historical (A)	Intermedia Holdco historical (B)	Debt financing adjustments	Note 1	Business combination and reorganization adjustments	Note 2	MediaAlpha, Inc. pro forma for offering reorganization	Offering adjustments	Note 3	MediaAlpha, Inc. pro forma for offering reorganization and as adjusted for offerings
Revenues	$243,061	$	$		$		$	$		$
Net investment income	—					a
Net realized and unrealized investment gains	—					b
Total Revenue	243,061

Costs and operating expenses:
Cost of revenue	204,862					c
Sales and marketing	5,950					c
Product development	3,716					c
General and administrative	6,302

Total costs and operating expenses	220,830

Income (loss) from operations	22,231
Interest expense (income), net	3,250			a					a

Pretax Income	18,981
Income tax expense (benefit)	—					d

Net income	18,981
Less: net income attributable to non-controlling interests	—					e

Net income attributable to stockholders of MediaAlpha, Inc.	$18,981	$	$		$		$	$		$

Pro forma weighted average common shares outstanding—basic (Note 3b and 3c)
Pro forma weighted average common shares outstanding—diluted (Note 3b and 3c)
Pro forma net income (loss) per share—basic
Pro forma net income (loss) per share—diluted

See accompanying notes to unaudited pro forma consolidated financial information.

MediaAlpha, Inc.

Unaudited pro forma consolidated statement of operations for the year ended December 31, 2019

(in thousands, except per share data)

	QL Holdings LLC historical (as restated) (A)	Intermediate Holdco historical (B)	Debt financing adjustments	Note 1	Offering reorganization adjustments	Note 2	MediaAlpha, Inc. pro forma for offering reorganization	Offering adjustments	Note 3	MediaAlpha, Inc. pro forma for offering reorganization and as adjusted for offering
Revenue	$408,005	$	$		$		$	$		$
Net investment income	—					a
Net realized and unrealized investment gains	—					b
Realized gain and unrealized investment gain from the MediaAlpha transaction	—
Advertising and commission revenues	—					c

Total revenue	408,005
Costs and operating expenses:
Cost of revenue	342,909					c, d
Sales and marketing	13,822					c, d
Product development	7,042					c, d
General and administrative	19,391

Total costs and operating expenses	383,164

Income (loss) from operations	24,841
Interest expense (income), net	7,021			a					a

Pretax Income	17,820
Income tax expense (benefit)	—					e

Net Income	17,820
Less: net income attributable to non-controlling interests	—					f

Net income attributable to stockholders of MediaAlpha, Inc.	$17,820	$	$		$		$	$		$

Pro forma weighted average common shares outstanding—basic (Note 3b and 3c)
Pro forma weighted average common shares outstanding—diluted (Note 3b and 3c)
Pro forma net income (loss) per share—basic							$			$
Pro forma net income (loss) per share—diluted							$			$

See accompanying notes unaudited pro forma consolidated financial information.

MediaAlpha, Inc.

Notes to unaudited pro forma consolidated financial information

Unaudited pro forma consolidated balance sheet—As of June 30, 2020

A.	Represents the historical consolidated financial statements of QL Holdings LLC, the predecessor for financial reporting purposes. As a result of the offering reorganization, the Company, through its wholly-owned subsidiary Intermediate Holdco, will operate and control all of the business and affairs of QL Holdings LLC and its subsidiaries and will consolidate the financial results of QL Holdings LLC and its subsidiaries.

B.	Represents the historical financial information of Intermediate Holdco after giving retroactive effect to its distribution or otherwise disposition of all of its assets other than the Class A units of QL Holdings LLC and certain deferred tax assets and liabilities. Prior to the offering reorganization, Intermediate Holdco reported QL Holdings LLC as an equity investment using the fair value option. As a result of the offering reorganization, Intermediate Holdco will become the controlling member of QL Holdings LLC and a wholly-owned subsidiary of the Company.

1.	Debt financing adjustments

a.	Represents proceeds from the 2020 Credit Facilities of $ , net of debt issuance costs of $ , obtained under the 2020 Credit Agreement executed with a syndicate of banks, financial institutions and other entities including JP Morgan Chase Bank, N.A. and Royal Bank of Canada. This is further adjusted to reflect the use of $ of the net proceeds from this borrowing that were used to repay the 2019 Credit Agreement and to fund a distribution to existing equity holders of QL Holdings LLC upon draw. As described under “Use of Funds” and further described in Note 3a, certain proceeds from the offering are used to repay a portion of the new debt facility.

2.	Business combination and reorganization adjustments

As part of this offering reorganization, the fourth amended and restated limited liability company agreement of QL Holdings LLC will establish two classes of equity: managing member Class A-1 units and non-managing member Class B-1 units. After the amendment, Intermediate Holdco will hold 100% of the Class A-1 units and the Legacy Profits Interest Holders, the Senior Executives and Insignia will hold 100% of the Class B-1 units. As a result, Intermediate Holdco acquires and controls QL Holdings LLC and QL Holdings LLC will become a consolidated entity of Intermediate Holdco. The Company, in turn, will hold 100% of the equity interests in Intermediate Holdco and consolidate both Intermediate Holdco and QL Holdings LLC and its subsidiaries.

The consolidation of QL Holdings LLC and its subsidiaries by Intermediate Holdco will be accounted for as an acquisition and the estimated purchase price of $        , equal to QL Holdings LLC’s acquisition date fair value, will be allocated to the net assets of QL Holdings LLC as part of the unaudited pro forma consolidated financial information.

a.	The pro forma purchase price allocation has been developed based on preliminary estimates of fair value using the historical consolidated financial statements of QL Holdings LLC as of June 30, 2020. In addition, the allocation of the purchase price to acquired tangible and intangible assets is based on preliminary fair value estimates and is subject to final management analysis, with the assistance of third-party valuation advisers, after the completion of this offering. The estimated tangible and intangible asset values and their useful lives could be impacted by a variety of factors that may become known in the future. The residual amount of the purchase price after preliminary allocation to identifiable net assets represents goodwill.

Below is the preliminary purchase price allocation for this transaction:

Amount (in thousands)
Tangible assets	$
Goodwill
Liabilities
Deferred taxes
Identifiable intangible assets

Net assets acquired	$

Specific pro forma adjustments recorded include the following:

i.

The adjustments to goodwill and intangible assets represent the amounts for goodwill and other intangible assets that will be recognized from the preliminary purchase price allocation as a result of the transaction. The preliminary estimate of goodwill that will be recognized in connection with the transaction is $        . The preliminary estimated value of other intangible assets is $        . These intangible assets will be amortized over their estimated useful lives based on methods that approximate the pattern in which economic benefits are expected to be realized. Adjustments are also recorded to eliminate historical deferred rent related to operating leases and historical deferred debt issuance costs as of the acquisition date.

A 10% change in the allocation to identifiable intangible assets would cause a corresponding increase or decrease to goodwill of approximately $         at the acquisition date and a corresponding increase or decrease to amortization expense of $         and $         for the six months ended June 30, 2020 and the year ended December 31, 2019, respectively, assuming an overall weighted-average useful life of      years.

	Fair value (in thousands)	Useful life (in months)	Valuation method
Customer relationships	$
Developed technology
Supply partner relationships
Trade name/trademarks

Total	$

ii.	Reflects an adjustment to deferred tax liabilities for the following:

(a)	Recording an increase in deferred tax liabilities for intangibles recorded as part of the business combination for which there is no corresponding tax basis step-up; and

(b)	Recording a decrease in deferred tax assets for tax losses utilized to offset tax gains resulting from the offering reorganization.

iii.

As a result of the consolidation of QL Holdings LLC by Intermediate Holdco, the existing equity method investment will be removed from the consolidated balance sheet. Additionally, previous equity interests held by the Legacy Profits Interest Holders, the Senior Executives, and Insignia, including the redeemable Class A units, are converted into Class B-1 units in QL Holdings LLC held by the same parties and are reflected as non-controlling interest on the unaudited pro forma consolidated balance sheet.

iv.

As a result of the consolidation of QL Holdings LLC by Intermediate Holdco, a gain of $         is expected to be recorded for the difference between the carrying value and the fair value of the previously held equity interest, net of tax effects of $        , which is reflected within

accumulated deficit on the unaudited pro forma consolidated balance sheet. The following table presents the calculation of the gain upon obtaining control of QL Holdings LLC:

Amount (in thousands)
Intermediate Holdco’s carrying value of QL Holdings LLC as of June 30, 2020	$
Intermediate Holdco’s portion of QL Holdings LLC’s fair value

Gain on remeasurement
Tax effects of deferred tax liabilities of outside basis difference
Net tax impact
Gain, net of tax effects	$

3.	Offering Adjustments

a.	Reflects net proceeds of $ million from this offering through the issuance of shares of Class A common stock at an assumed initial public offering price of $ per common share (the midpoint of the price range set forth on the cover page of this prospectus), less estimated underwriting discounts and commissions of $ , with a corresponding increase to equity. The net cash proceeds reflect a reduction of $ for expenses of this offering ($ of which has been paid prior to June 30, 2020) that the Company will bear or reimburse to QL Holdings LLC.

b.	Reflects the purchase of the remaining Class B-1 units of QL Holdings LLC held by the Legacy Profits Interest Holders and a portion of the Class B-1 units of QL Holdings LLC held by the Senior Executives and Insignia based on the net proceeds of $ from this offering contributed to Intermediate Holdco.

c.	Reflects an increase in deferred tax assets for the estimated tax effect of the increase in tax basis from adjustment 3b above. 85% of the estimated tax effect of the increase in tax basis will be offset by a non-tax liability due to tax receivables agreement parties under the tax receivables agreement. The remaining 15% of the estimated tax effect of the increase in tax basis will be offset to additional paid-in capital.

d.	Reflects net proceeds of $ from this offering to repay $ of the outstanding borrowings under the 2020 Credit Facilities.

e.	Reflects the deduction of offering expenses of $ against the net proceeds received by the Company in this offering. At June 30, 2020, $ of offering expenses had been incurred and deferred (of which $ had already been paid and $ were accrued and unpaid).

The following table reflects the number of shares of the Company’s Class A common stock outstanding after giving pro forma effect to the offering reorganization and as further adjusted for this offering:

	Pre-offering reorganization		Exchange		MediaAlpha, Inc. pro forma for offering reorganization and as further adjusted for this offering
					Class A		Class B		Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Effect of offering reorganization		$		$		$		$	$
Class A Units (exchanged for Class A common stock)
Class B Units (exchanged for Class A common stock)

Pro forma shares of Class A common stock and Class B common stock outstanding
Shares offered hereby
Pro forma for offering reorganization and as further adjusted for this offering		$		$		$		$	$

Unaudited pro forma consolidated statement of operations—Six months ended June 30, 2020

A.	Represents the historical consolidated financial statements of QL Holdings LLC and its subsidiaries, the predecessor for financial reporting purposes. As a result of the offering reorganization, the Company, through its wholly-owned subsidiary Intermediate Holdco, will operate and control all of the business and affairs of QL Holdings LLC and its subsidiaries and will consolidate the financial results of QL Holdings LLC and its subsidiaries.

B.	Represents the historical financial information of Intermediate Holdco after giving retroactive effect to its distribution or otherwise disposition of all of its assets other than the Class A units of QL Holdings LLC and certain deferred tax assets and liabilities. For the six months ended June 30, 2020, Intermediate Holdco reported QL Holdings LLC as an equity investment using the fair value option. As a result of the offering reorganization, Intermediate Holdco will become the controlling member of QL Holdings LLC and a wholly-owned subsidiary of the Company.

1.	Debt financing adjustments

a.	Adjustments have been included to record net interest expense on the funds drawn under the 2020 Credit Agreement, net of repayment of the 2019 Credit Agreement. The assumed effective interest rate on the borrowings under the 2020 Credit Agreement is %. A sensitivity analysis on the interest expense has been performed to assess the effect that a hypothetical 0.125 percentage point change in interest rates would have on the 2020 Credit Facilities. A 0.125 percentage point change in interest rates would cause a corresponding increase or decrease to interest expense of approximately $ for the six months ended June 30, 2020.

2.	Business combination and reorganization adjustments

As part of this offering reorganization, the fourth amended and restated limited liability company agreement of QL Holdings LLC will establish two classes of equity: managing member Class A-1 units and non-managing member Class B-1 units. After the amendment, Intermediate Holdco will hold 100% of the Class A-1 units and the Legacy Profits Interest Holders, the Senior Executives, and Insignia will hold 100% of the Class B-1 units. As a result, Intermediate Holdco will control QL Holdings LLC, and QL Holdings LLC will become a consolidated entity of Intermediate Holdco. As a result, the unaudited pro forma consolidated statement of operations reflects the operations of the Company as though the entities were consolidated during the six months ended June 30, 2020.

a.	As a result of the consolidation noted above, amounts historically recorded as distributions made by QL Holdings LLC to Intermediate Holdco are being eliminated.

b.	As a result of the consolidation noted above, the net realized and unrealized investment gains, representing Intermediate Holdco’s historical proportionate earnings from the operations of QL Holdings LLC, are eliminated. Immediately preceding the completion of this offering, as a result of the amendment to the limited liability company agreement of QL Holdings LLC, Intermediate Holdco will control QL Holdings LLC, resulting in the consolidation of the operations of QL Holdings LLC. As a result of this consolidation, a gain of $ (net of tax effects) will be recorded to reflect the fair values of QL Holdings LLC in excess of the carrying value of Intermediate Holdco’s equity method investment in QL Holdings LLC. This consolidation gain is not recorded within the unaudited pro forma consolidated statement of operations as this represents a one-time adjustment. See the gain calculation set forth in 2.a.iv to the unaudited pro forma consolidated balance sheet as of June 30, 2020 for more information.

c.	Adjustments have been included to record the estimated net increase in amortization expense for intangible assets. The incremental amortization expense was calculated using estimated lives of years for the customer relationship intangibles, with an estimated value of $ million; years for the developed technology, with an estimated value of $ ; years for supply partner relationships, with an estimated value of $ ; and years for the trade name/trademarks, with an estimated value of $ based on methods that approximate the pattern in which economic benefits are expected to be realized. The incremental amortization expense recorded is $ , which has been allocated among the cost of revenue, sales and marketing and product development financial statement line items in accordance with the Company’s amortization presentation policy. The following table presents the net incremental amortization expense for the six months ended June 30, 2020:

Amount (in thousands)
Reversal of historical intangible asset amortization	$
Amortization of purchased identifiable intangible assets

Net incremental amortization expense	$

d.	QL Holdings LLC has been, and will continue to be, treated as a partnership for U.S. federal and state income tax purposes. Following the offering reorganization, the Company will be subject to U.S. federal income taxes, in addition to state, local and international taxes, with respect to its allocable share of any taxable income of QL Holdings LLC. As a result, the consolidated statements of operations reflect adjustments to income tax expense to reflect the statutory tax rate of % for the six months ended June 30, 2020.

e.	In order to reflect the offering reorganization as if it occurred on January 1, 2019, an adjustment has been made to reflect the inclusion of non-controlling interests in consolidated entities represented by Class B-1 units in QL Holdings LLC that are held by pre-existing shareholders of QL Holdings LLC. Such Class B-1 units represent % of all members’ units outstanding immediately following the offering reorganization and % following this offering.

3.	Offering Adjustments

a.	Represents the reduction to interest expense as a result of the offering funds used to pay down $ in new borrowings under the 2020 Credit Agreement.

b.	The “MediaAlpha, Inc. pro forma for offering reorganization” calculation of basic and diluted earnings per share represents the income attributable to the Company divided by the weighted-average shares of Class A common stock outstanding after giving effect to the offering reorganization.

c.	“The MediaAlpha, Inc. pro forma for offering reorganization and as adjusted for offering” calculation of basic and diluted net loss per share represents net loss attributable to the Company divided by the weighted-average shares of Class A common stock outstanding after giving effect to the offering reorganization and the inclusion of shares assumed to be sold in the offering.

Unaudited pro forma consolidated statement of operations—Year ended December 31, 2019

A.	Represents the historical consolidated financial statements of QL Holdings LLC and its subsidiaries, the predecessor for financial reporting purposes. As a result of the offering reorganization, the Company, through its wholly-owned subsidiary Intermediate Holdco, will operate and control all of the business and affairs of QL Holdings LLC and its subsidiaries and will consolidate the financial results of QL Holdings LLC and its subsidiaries.

B.	Represents the historical financial information of Intermediate Holdco after giving retroactive effect to its distribution or otherwise disposition of all of its assets other than the Class A units of QL Holdings LLC and certain deferred tax assets and liabilities. From January 1, 2019 to February 26, 2019, Intermediate Holdco controlled QL Holdings LLC and consolidated the operating activities of QL Holdings LLC and its subsidiaries. On February 26, 2019, Insignia purchased 25% of the Class A units in QL Holdings LLC in connection with a recapitalization transaction (“Insignia Recapitalization”). As a result of the Insignia Recapitalization, Intermediate Holdco reported QL Holdings LLC as an equity investment using the fair value option from February 26, 2019 to December 31, 2019. As a result of the offering reorganization, Intermediate Holdco will become the controlling member of QL Holdings LLC and a wholly-owned subsidiary of the Company.

1.	Debt financing adjustments

a.	Adjustments have been included to record interest expense on the funds drawn under the 2020 Credit Agreement. The assumed effective interest rate on the borrowings under the 2020 Credit Agreement is %. A sensitivity analysis on the interest expense has been performed to assess the effect that a hypothetical 0.125 percentage point change in interest rates would have on the 2020 Credit Agreement. A 0.125 percentage point change in interest rates would cause a corresponding increase or decrease to interest expense of approximately $ for the year ended December 31, 2019.

2.	Business combination and reorganization adjustments

As part of this offering reorganization, the fourth amended and restated limited liability agreement of QL Holdings LLC will establish two classes of equity: managing member Class A-1 units and non-managing member Class B-1 units. After the amendment, Intermediate Holdco will hold 100% of the Class A-1 units and the Legacy Profits Interest Holders, the Senior Executives, and Insignia will hold 100% of the Class B-1 units. As a result,

Intermediate Holdco will control QL Holdings LLC, and QL Holdings LLC will become a consolidated entity of Intermediate Holdco. As a result, the pro forma consolidated statement of operations reflects the operations of the Company as though the entities were consolidated during the year ended December 31, 2019.

a.	Following the Insignia Recapitalization noted above, amounts historically recorded as distributions made by QL Holdings LLC to Intermediate Holdco are being eliminated.

b.	Following the Insignia Recapitalization noted above, the income from equity investees, representing Intermediate Holdco’s historical proportionate losses in the operations of QL Holdings LLC, are eliminated. Immediately preceding the completion of this offering, as a result of the amendment to the limited liability company agreement of QL Holdings LLC, Intermediate Holdco will control QL Holdings LLC, resulting in the consolidation of the operations of QL Holdings LLC. As a result of this consolidation, a gain of $ (net of tax effects) will be recorded to reflect the fair values of QL Holdings LLC in excess of the carrying value of Intermediate Holdco’s equity method investment in QL Holdings LLC. This consolidation gain is not recorded within the unaudited pro forma consolidated statement of operations as this represents a one-time adjustment. See the gain calculation set forth in note 2.a.iv to the unaudited pro forma consolidated balance sheet as of June 30, 2020 for more information.

c.	This adjustment eliminates the income statement activity of QL Holdings LLC recorded in the historical Intermediate Holdco financial statements before the Insignia Recapitalization.

d.	Adjustments have been included to record the estimated net increase in amortization expense for intangible assets. The incremental amortization expenses was calculated using estimated lives of years for the customer relationship intangibles, with an estimated value of $ million; years for the developed technology, with an estimated value of $ ; years for supply partner relationships, with an estimated value of $ ; and years for the trade name/trademarks, with an estimated value of $ based on methods that approximate the pattern in which economic benefits are expected to be realized. The incremental amortization expense recorded is $ , which has been allocated among the cost of revenue, sales and marketing and product development financial statement line items in accordance with the Company’s amortization presentation policy. The following table presents the net incremental amortization expense for the year ended December 31, 2019:

Amount (in thousands)
Reversal of historical intangible asset amortization	$
Amortization of purchased identifiable intangible assets

Net incremental amortization expense	$

e.	QL Holdings LLC has been, and will continue to be, treated as a partnership for U.S. federal and state income tax purposes. Following the offering reorganization, the Company will be subject to U.S. federal income taxes, in addition to state, local and international taxes, with respect to its allocable share of any taxable income of QL Holdings LLC. As a result, the consolidated statements of operations reflect adjustments to income tax expense to reflect the statutory tax rate of % for the year ended December 31, 2019.

f.

In order to reflect the offering reorganization as if it occurred on January 1, 2019, an adjustment has been made to reflect the inclusion of non-controlling interests in consolidated entities represented by Class B-1 units in QL Holdings LLC that are held by pre-existing shareholders of

QL Holdings LLC. Such Class B-1 units represent % of all members’ units outstanding immediately following the offering reorganization and % following this offering.

3.	Offering Adjustments

a.	Represents the reduction to interest expense as a result of the offering funds used to pay down $ in new borrowings under the 2020 Credit Agreement.

b.	The “MediaAlpha, Inc. pro forma for offering reorganization” calculation of basic and diluted earnings per share represents the income attributable to the Company divided by the weighted-average shares of Class A common stock outstanding after giving effect to the offering reorganization.

c.	“The MediaAlpha, Inc. pro forma for offering reorganization and as adjusted for offering” calculation of basic and diluted net loss per share represents net loss attributable to the Company divided by the weighted-average shares of Class A common stock outstanding after giving effect to the offering reorganization and the inclusion of shares assumed to be sold in the offering.

Selected historical consolidated financial and operating data

Historically, our business has been operated through QL Holdings LLC, together with its subsidiaries. MediaAlpha, Inc. was formed for the purpose of this offering and has engaged to date only in activities in contemplation of this offering. Upon the completion of this offering, all of our business will continue to be conducted through QL Holdings LLC, together with its subsidiaries, and the financial results of Intermediate Holdco and QL Holdings LLC will be consolidated in our financial statements. MediaAlpha, Inc. will be a holding company whose sole material asset will be all of the shares of its wholly owned subsidiary, Intermediate Holdco, which will in turn own all of the Class A-1 units in QL Holdings LLC. For more information regarding the offering reorganization and holding company structure, see “The reorganization of our corporate structure.”

The following tables present selected historical consolidated financial and operating data of QL Holdings LLC as of the dates and for the periods indicated. The selected consolidated statements of operations data presented below for the fiscal years ended December 31, 2019 and December 31, 2018 and the selected consolidated balance sheet data as of December 31, 2019 and December 31, 2018 have been derived from the audited consolidated financial statements appearing at the end of this prospectus. The selected consolidated statements of operations data presented below for the six month periods ended June 30, 2020 and June 30, 2019 and the selected consolidated balance sheet data as of June 30, 2020 have been derived from the unaudited condensed consolidated financial statements appearing at the end of this prospectus. QL Holdings LLC is the predecessor to MediaAlpha, Inc.

The selected consolidated historical financial and operating data is not necessarily indicative of the results to be expected in any future period. You should read the following selected historical financial and operating data in conjunction with the section of this prospectus titled “Management’s discussion and analysis of financial condition and results of operations” and the audited and unaudited consolidated financial statements and related notes appearing at the end of this prospectus.

QL Holdings LLC

Consolidated statement of operations data	Six months ended June 30,		Year ended December 31,
(in thousands)	2020	2019	2019	2018
Revenue	$243,061	$171,460	$408,005	$296,910
Cost and operating expenses
Cost of revenue	204,862	144,423	342,909	247,670
Sales and marketing	5,950	7,359	13,822	11,739
Product development	3,716	3,565	7,042	10,339
General and administrative	6,302	13,094	19,391	7,843

Total cost and operating expenses	220,830	168,441	383,164	277,591

Income from operations	22,231	3,019	24,841	19,319
Interest expense	3,250	3,339	7,021	1,194

Net income	$18,981	$(320)	$17,820	$18,125

Consolidated balance sheet data	As of June 30,	As of December 31,
(in thousands)	2020	2019	2018

Assets

Current assets
Cash and cash equivalents	$26,429	$10,028	$5,662
Accounts receivable, net of allowance for doubtful accounts	56,767	56,012	37,150
Prepaid expenses and other current assets	1,709	1,448	1,286

Total current assets	84,905	67,488	44,098
Property and equipment, net	710	755	881
Intangible assets, net	17,149	18,752	23,985
Goodwill	18,402	18,402	18,402
Other assets	14,625	—	—

Total assets	$135,791	$105,397	$87,366

Liabilities, Redeemable Class A Units and Members’ Equity

Current liabilities
Accounts payable	$65,622	$40,455	$27,014
Accrued expenses	4,027	6,532	5,160
Current portion of long-term debt	585	873	1,188
Current portion of deferred rent	49	52	94

Total current liabilities	70,283	47,912	33,456
Long-term debt, net of current portion	96,367	96,665	13,061
Deferred rent, net of current portion	337	319	369
Other long-term liabilities	146	—	—

Total liabilities	167,133	144,896	46,886

Redeemable Class A units	181,066	74,097	—

Members’ (deficit) equity
Class A units	73,003	73,003	73,003
Class B units	8,491	6,544	2,950
Accumulated deficit	(293,902)	(193,143)	(35,473)

Total members’ (deficit) equity	(212,408)	(113,596)	40,480

Total liabilities, redeemable Class A units and equity	$135,791	$105,397	$87,366

Other financial and operational data

			Historical
	Six months ended June 30,		Year ended December 31,
(in thousands)	2020	2019	2019	2018
Adjusted EBITDA(1)	$25,918	$17,327	$42,919	$32,099
Contribution(1)	40,037	29,157	69,294	52,798
Revenue less cost of revenue (as a % of revenue)	15.7%	15.8%	16.0%	16.6%
Contribution Margin(1)	16.5%	17.0%	17.0%	17.8%

(1)	“Adjusted EBITDA,” “Contribution,” and “Contribution Margin” are non-GAAP financial measures that we present in this prospectus to supplement the financial information we present on a GAAP basis. For a reconciliation of these non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with GAAP, see “Management’s discussion and analysis of financial condition and results of operations—Key business and operating metrics.”

Management’s discussion and analysis of financial condition and results of operations

This section presents management’s perspective on our financial condition and results of operations. The following discussion and analysis is intended to highlight and supplement data and information presented elsewhere in this prospectus, including the consolidated financial statements and related notes, and should be read in conjunction with the accompanying tables and our annual audited financial statements and notes thereto included elsewhere in this prospectus and the sections titled “Prospectus summary—Summary consolidated financial and operating data” and “Selected historical consolidated financial and operating data.” To the extent that this discussion describes prior performance, the descriptions relate only to the periods listed, which may not be indicative of our future financial outcomes. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause results to differ materially from management’s expectations. Factors that could cause such differences are discussed in the sections titled “Cautionary note regarding forward-looking statements” and “Risk factors.” Financial data as of June 30, 2020 and the six months ended June 30, 2020 and 2019 has been derived from the unaudited condensed consolidated financial statements included elsewhere in this prospectus. Financial data as of and for the years ended December 31, 2019 and 2018 has been derived from the audited consolidated financial statements included elsewhere in this prospectus.

Historically, our business has been operated through QL Holdings LLC, together with its subsidiaries. MediaAlpha, Inc. was formed for the purpose of this offering and has engaged to date only in activities in contemplation of this offering. Upon the completion of this offering, all of our business will continue to be conducted through QL Holdings LLC, together with its subsidiaries, and the financial results of Intermediate Holdco and QL Holdings LLC will be consolidated in our financial statements. MediaAlpha, Inc. will be a holding company whose sole material asset will be all of the shares of its wholly owned subsidiary, Intermediate Holdco, which will in turn own all of the Class A-1 units in QL Holdings LLC. For more information regarding the offering reorganization and holding company structure, see “The reorganization of our corporate structure.”

Management overview

Our mission is to help insurance carriers and distributors target and acquire customers more efficiently and at greater scale through technology and data science. Our technology platform brings leading insurance carriers and high-intent consumers together through a real-time, transparent, and results-driven ecosystem. We believe we are the largest online customer acquisition channel in our core verticals of property & casualty insurance, health insurance, and life insurance, supporting over $1 billion in Transaction Value across our platform over the last two years.

We generate revenue by earning a fee for each Consumer Referral sold on our platform. A transaction becomes payable only on a qualifying consumer action, such as a click, call or lead, and is not contingent on the sale of a product to the consumer. We have built our business model to align the interests of all parties participating on our platform.

For the six month period ended June 30, 2020, we earned $243.1 million of revenue representing a 41.8% increase over the $171.5 million of revenue we earned for the six month period ended June 30, 2019. For the year ended December 31, 2019, we earned $408.0 million of revenue representing a 37.4% increase over the $296.9 million of revenue that we earned for the year ended December 31, 2018.

For the six month period ended June 30, 2020, we earned $19.0 million in net income, compared to a loss of ($0.3) million in the same period in 2019, an increase of $19.3 million that was driven primarily by the increase in Contribution of $11.0 million, decreases in other expenses of $6.6 million, stock based compensation of

$0.5 million related to the February 2019 transaction with Insignia, and $0.8 million in amortization expense, as certain assets were fully amortized. For the year ended December 31, 2019, we earned $17.8 million in net income, a decrease of 1.7% over the $18.1 million of net income we generated for the year ended December 31, 2018, driven predominantly by an increase in employee equity-based compensation, including in connection with a transaction with Insignia in February 2019.

For the six month period ended June 30, 2020, we earned $25.9 million in Adjusted EBITDA, an increase of 49.6% over the same period in 2019, when we earned $17.3 million in Adjusted EBITDA. For the year ended December 31, 2019, we earned $42.9 million in Adjusted EBITDA, an increase of 33.7% over the year ended December 31, 2018 when we earned $32.1 million in Adjusted EBITDA.

For the six month period ended June 30, 2020, our Contribution increased to $40.0 million, an increase of 37.3% over the same period in 2019, when our Contribution was $29.2 million. For the six months ended June 30, 2020, Contribution Margin decreased to 16.5% compared to 17.0% in the same period in 2019, driven by mix, as our supply partners increased their engagement on our platform over the prior year. For the year ended December 31, 2019, our Contribution increased to $69.3 million, an increase of 31.2% over the year ended December 31, 2018 when our Contribution was $52.8 million. For the year ended December 31, 2019, Contribution Margin decreased to 17.0% compared to 17.8% for the year ended December 31, 2018, driven by mix, as our supply partners increased their engagement on our platform over the prior year.

Adjusted EBITDA, Contribution, and Contribution Margin are business and operating metrics that are not presented in accordance with GAAP. We use such metrics, together with financial measures prepared in accordance with GAAP, to measure our operating performance. See “—Key business and operating metrics” below. We also present Transaction Value, which is an operating metric not presented in accordance with GAAP. Although Transaction Value is a driver of revenue in accordance with GAAP, we do not believe Transaction Value is a financial measure because it only measures the gross transaction activity across our platform. Transaction activity on the platform translates to earnings that are recorded as revenue as described below under “—Key components of our results of operations—revenue.” As described below under “—Key business and operating metrics—Transaction value,” we present Transaction Value because we believe it is useful to investors to assess the overall level of activity on our platform and to better understand the sources of our revenue across our different transaction models and verticals.

Key factors affecting our business

Revenue

We believe that our future performance will depend on many factors, including those described below and in the section titled “Risk factors” included elsewhere in this prospectus.

Secular trends in the insurance industry

Our technology platform was created to serve and grow with our core insurance end markets. As such, we believe secular trends in the insurance industry are a critical driver of our revenue and will continue to provide strong tailwinds for our business. More insurance consumers are shopping online and direct-to-consumer marketing, which fuels our revenue, is the fastest growing insurance distribution channel. In addition, insurance customer acquisition spending is growing. As mass-market customer acquisition spend is becoming more costly, insurance carriers and distributors are increasingly focusing on optimizing customer acquisition spend, which is at the core of the service we deliver on our platform. As long as these secular trends persist, we expect growth in digital insurance customer acquisition spend to continue, and we believe we are well-positioned to benefit from the industry’s growth.

Transaction Value

Transaction Value from open platform transactions is a direct driver of our revenue, while Transaction Value from private platform transactions is an indirect driver of our revenue. Transaction Value on our platform grew to $341.3 million for the six months ended June 30, 2020 from $239.7 million for the six month period ended June 30, 2019, and grew to $560.1 million for the year ended December 31, 2019 from $397.3 million for the year ended December 31, 2018. We have developed multi-faceted, deeply-integrated partnerships with insurance carriers and distributors, who are often both buyers and sellers on our platform. We believe the versatility and breadth of our offerings, coupled with our focus on high-quality products, provide significant value to insurance carriers and distributors, resulting in strong retention rates. As a result, many insurance carriers and distributors use our platform as their central hub for broadly managing digital customer acquisition and monetization. In 2019, 96.8% of total Transaction Value executed on our platform came from demand partner relationships from 2018. For the six month period ended June 30, 2020, 99.3% of total Transaction Value executed on our platform came from demand partner relationships from 2019.

Our demand and supply partners

Our success depends on our ability to retain and grow the number of demand and supply partners on our platform. The aggregate number of demand and supply partners on our platform decreased to 1,018 for the six month period ended June 30, 2020 from 1,036 for the six months period ended June 30, 2019, driven by decreased engagement in our travel sub-vertical (other) as advertising spend in this vertical decreased period over period, but grew to 1,200 for the year ended December 31, 2019 from 1,100 as of December 31, 2018, primarily due to (i) increased engagement from InsurTech companies in our property & casualty insurance vertical and carriers and from brokers in our health insurance and life insurance verticals and (ii) the continued adoption of our platform by strategic supply partners. We retain and attract demand partners by finding high-quality sources of Consumer Referrals to make available to our demand partners. We seek to develop, acquire and retain relationships with high-quality supply partners by developing flexible platforms to enable our supply partners to maximize their revenue, manage their demand side relationships in scalable and flexible ways and focus on long-term sustainable economics with respect to revenue share. Our relationships with our partners are deep, long standing and involve the top-tier insurance carriers in the industry. In terms of buyers, 15 of the top 20 largest auto insurance carriers by customer acquisition spend are on our platform. Approximately half of our supply partners have been on our platform since 2016.

Consumer Referrals

Our results also depend on the number of Consumer Referrals purchased on our platform. The aggregate number of consumer clicks, calls and leads purchased by insurance buyers on our platform grew to 36.7 million for the six month period ended June 30, 2020 from 25.8 million for the six month period ended June 30, 2019, and grew to 60.2 million for the year ended December 31, 2019 from 42.3 million for the year ended December 31, 2018, driven primarily by growth of our supply side relationships. We seek to increase the number and scale of our supply relationships and drive consumers to our proprietary properties through a variety of paid traffic acquisition sources. We are investing in diversifying our paid media sources to extend beyond search engine marketing, which historically represented the bulk of our paid media spend, and into other online media sources, including native, social, and display advertising. We seek to leverage our proprietary properties to supply high quality, high-intent consumers to our insurance carriers with significant demand.

Seasonality

Our results are subject to significant fluctuation as a result of seasonality. In particular, for our quarters ending December 31, our property & casualty insurance vertical is characterized by seasonal weakness due to lower supply of Consumer Referrals during the holiday period on a cost effective basis and lower customer acquisition budgets from some buyers. In our quarters ending March 31, this trend generally reverses with greater supply of Consumer Referrals and often customer acquisition budgets at the beginning of the year for our partners with fiscal years ending December 31. Our quarters ending March 31 and December 31 are typically characterized by seasonal strength for our health insurance vertical due to open enrollment for health insurance and annual enrollment for Medicare, with a material increase in consumer search volume for health products and a related increase in buyer customer acquisition budgets.

Other factors affecting our partners’ businesses include macro factors such as credit availability in the market, the strength of the economy and employment.

Regulations

Our earnings may fluctuate from time to time as a result of federal, state, international and industry-based laws, directives and regulations and developing standards with respect to the enforcement of those regulations. Our business is affected directly because we operate websites, conduct telemarketing and email marketing and collect, process, store, share, disclose, transfer and use consumer information and other data. Our business is affected indirectly as our clients adjust their operations as a result of regulatory changes and enforcement activity within their industries. For example, the recent enactment of the CCPA, which became effective on January 1, 2020, may affect our business. While the CCPA has already been amended multiple times, it is unclear how this legislation will be further modified or how it will be interpreted. The effects of this legislation potentially are far-reaching, however, and may require us to modify our data processing practices and policies and incur substantial compliance-related costs and expenses. For a description of laws and regulations to which we are generally subject, see “Business—Regulation” and “Risk factors—Risks related to laws and regulation.”

COVID-19 and impact on travel

In 2015, we began to expand into the travel vertical, which is ultimately driven by consumer spending on airfare, hotels, rentals and other travel products. For the years ended December 31, 2019 and 2018, revenue from the travel vertical, which is included within other revenue, comprised approximately 11.1% and 9.1%, respectively, of our total revenue. However, as a result of COVID-19, we have experienced a dramatic decline in revenue from the travel vertical and expect this trend to continue indefinitely. For the six month periods ended June 30, 2020 and 2019, revenue from the travel vertical comprised approximately 2.0% and 6.9%, respectively, of our total revenue. While we have sought to maintain our commercial relationships in the travel vertical and remain positioned to capitalize on transactions in the travel vertical when travel activity resumes, we do not expect that revenue from the travel vertical will match our historical results or have any material impact on our overall revenue or profitability for the foreseeable future.

Key business and operating metrics

In addition to traditional financial metrics, we rely upon certain business and operating metrics that are not presented in accordance with GAAP to estimate the volume of spending on our platform, estimate and recognize revenue, evaluate our business performance and facilitate our operations. Such business and operating metrics should not be considered in isolation from, or as an alternative to, measures presented in accordance with GAAP and should be considered together with other operating and financial performance measures presented in accordance with GAAP. Also, such business and operating metrics may not necessarily be comparable to similarly titled measures presented by other companies.

Adjusted EBITDA

We define “Adjusted EBITDA” as net income excluding interest expense, income tax benefit (expense), depreciation expense on property and equipment, and amortization of intangible assets, as well as equity-based compensation expense and transaction expenses. Adjusted EBITDA is a non-GAAP financial measure that we present in this prospectus to supplement the financial information we present on a GAAP basis. We monitor and have presented in this prospectus Adjusted EBITDA because it is a key measure used by our management to understand and evaluate our operating performance, to establish budgets and to develop operational goals for managing our business. We believe that Adjusted EBITDA helps identify underlying trends in our business that could otherwise be masked by the effect of the expenses that we exclude in the calculations of Adjusted EBITDA. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results, enhancing the overall understanding of our past performance and future prospects. In addition, presenting Adjusted EBITDA provides investors with a metric to evaluate the capital efficiency of our business.

Adjusted EBITDA is not presented in accordance with GAAP and should not be considered in isolation of, or as an alternative to, measures presented in accordance with GAAP. There are a number of limitations related to the use of Adjusted EBITDA rather than net income, which is the most directly comparable financial measure calculated and presented in accordance with GAAP. These limitations include the fact that Adjusted EBITDA excludes interest expense on debt, income tax benefit (expense) and depreciation and amortization. In addition, other companies may use other measures to evaluate their performance, including different definitions of “Adjusted EBITDA,” which could reduce the usefulness of our Adjusted EBITDA as a tool for comparison.

The following table reconciles Adjusted EBITDA with net income, the most directly comparable financial measure calculated and presented in accordance with GAAP, for the six month periods ended June 30, 2020 and 2019, and for the years ended December 31, 2019 and 2018:

	Six months ended June 30,		Year ended December 31,
(in thousands)	2020	2019	2019	2018
Net income	$18,981	$(320)	$17,820	$18,125
Equity-based compensation expense	1,947	2,561	3,594	824
Interest expense	3,250	3,339	7,021	1,194
Income tax expense	—	—	—	—
Depreciation expense on property and equipment	137	143	272	187
Amortization of intangible assets	1,603	2,773	5,381	11,769
Transaction expenses(1)	—	8,831	8,831	—

Adjusted EBITDA	$25,918	$17,327	$42,919	$32,099

(1)	For the six months ended June 30, 2019 and the year ended December 31, 2019, transaction expenses included $7.2 million in legal, investment banking and other consulting fees and $1.6 million in transaction bonuses related to a transaction with Insignia in February 2019.

Contribution and Contribution Margin

We define “Contribution” as revenue less revenue share payments and online advertising costs, or, as reported in our consolidated statement of operations, revenue less cost of revenue, as adjusted to exclude the following items from cost of revenue: equity-based compensation; salaries, wages, and related; internet and hosting; amortization; depreciation; other services; and merchant-related fees. We define “Contribution Margin” as Contribution expressed as a percentage of revenue for the same period. Contribution and Contribution Margin are non-GAAP financial measures that we present in this prospectus to supplement the financial information we present on a GAAP basis. We use Contribution and Contribution Margin to measure the return on our relationships with our supply partners (excluding certain fixed costs), the financial return on and efficacy of our online advertising costs to drive consumers to our proprietary websites, and our operating leverage. We do not use Contribution and Contribution Margin as measures of overall profitability. We present Contribution and Contribution Margin because they are used by our management and board of directors to manage our operating performance, including evaluating our operational performance against budget and assessing our overall operating efficiency and operating leverage. For example, if Contribution Margin increases and our headcount costs remain steady, our Adjusted EBITDA and operating leverage increase. If Contribution Margin decreases, we may choose to re-evaluate and re-negotiate our revenue share agreements with our supply partners, to make optimization and pricing changes with respect to our bids for keywords from primary traffic acquisition sources, or to change our overall cost structure with respect to headcount, fixed costs and other costs. Other companies may calculate Contribution and Contribution Margin differently than we do. Contribution and Contribution Margin have their limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results presented in accordance with GAAP.

The following table reconciles Contribution and Contribution Margin with revenue, the most directly comparable financial measure calculated and presented in accordance with GAAP, for the six month periods ended June 30, 2020 and 2019 and the years ended December 31, 2019 and 2018.

	Six months ended June 30,		Year ended December 31,
(in thousands)	2020	2019	2019	2018
Revenue	$243,061	$171,460	$408,005	$296,910
Less cost of revenue	(204,862)	(144,423)	(342,909)	(247,670)

Subtotal	38,199	27,037	65,096	49,240

Adjusted to exclude the following (as related to cost of revenue):
Equity-based compensation	40	139	181	54
Salaries, wages, and related	741	725	1,471	1,265
Internet and hosting	221	277	520	388
Amortization	—	340	510	738
Depreciation	11	13	22	23
Other services	136	128	264	247
Merchant-related fees	689	498	1,230	843

Contribution	$40,037	$29,157	$69,294	$52,798

Revenue less cost of revenue (as a % of revenue)	15.7%	15.8%	16.0%	16.6%
Contribution Margin	16.5%	17.0%	17.0%	17.8%

Transaction Value

We define “Transaction Value” as the total gross dollars transacted by our partners on our platform. Transaction Value is a direct driver of revenue, with differing revenue recognition based on the economic relationship we have with our partners. Our partners use our platform to transact via open and private platform transactions. In our open platform model, revenue recognized represents the Transaction Value and revenue share payments to our supply partners represent costs of revenue. In our private platform model, revenue recognized represents a platform fee billed to the demand partner or supply partner based on an agreed-upon percentage of the Transaction Value for the Consumer Referrals transacted, and accordingly there are no associated costs of revenue. We utilize Transaction Value to assess revenue and to assess the overall level of transaction activity through our platform. We believe it is useful to investors to assess the overall level of activity on our platform and to better understand the sources of our revenue across our different transaction models and verticals.

The following table presents Transaction Value by platform model for the six month periods ended June 30, 2020 and 2019 and the years ended December 31, 2019 and 2018.

	Six months ended June 30,		Year ended December 31,
(dollars in thousands)	2020	2019	2019	2018
Open platform transactions	$237,984	$167,845	$399,945	$291,331
Percentage of total Transaction Value	69.7%	70.0%	71.4%	73.3%
Private platform transactions	103,271	71,839	160,180	105,924
Percentage of total Transaction Value	30.3%	30.0%	28.6%	26.7%
Total Transaction Value	$341,255	$239,684	$560,126	$397,255

The following table presents Transaction Value by vertical for the six month periods ended June 30, 2020 and 2019 and the years ended December 31, 2019 and 2018.

	Six months ended June 30,		Year ended December 31,
(dollars in thousands)	2020	2019	2019	2018
Property & casualty insurance	$229,623	$138,161	$324,012	$225,468
Percentage of total Transaction Value	67.3%	57.6%	57.8%	56.8%
Health insurance	65,089	43,494	120,840	83,311
Percentage of total Transaction Value	19.1%	18.1%	21.6%	21.0%
Life insurance	20,089	17,966	35,089	30,390
Percentage of total Transaction Value	5.9%	7.5%	6.3%	7.6%
Other(1)	26,453	40,063	80,185	58,086
Percentage of total Transaction Value	7.7%	16.7%	14.3%	14.6%
Total Transaction Value	$341,255	$239,684	$560,126	$397,255

(1)	Our other verticals include travel, education and consumer finance.

Consumer Referrals

We define “Consumer Referral” as any consumer click, call or lead purchased by a buyer on our platform. Click revenue is recognized on a pay-per-click basis and revenue is earned and recognized when a consumer clicks on a listed buyer’s advertisement, presented subsequent to the consumer’s search (e.g. auto insurance quote search or health insurance quote search). Call revenue is earned and recognized when a consumer transfers to a buyer and remains engaged for a requisite duration of time, as specified by each buyer. Lead revenue is recognized when we deliver data leads to buyers. Data leads are generated through insurance carriers or insurance-focused research destination websites who make the data leads available to buy through our platform or when users complete a full quote request on our proprietary websites. Delivery occurs at the time of lead transfer. The data we generate from each Consumer Referral feeds into our analytics model to generate conversion probabilities for each unique consumer, enabling discovery of predicted return and cost per sale across the platform and helping us to improve our platform technology. We monitor the number of Consumer Referrals on our platform in order to measure Transaction Value, revenue and overall business performance across our verticals and platform models. For the six month period ended June 30, 2020, Transaction Value generated from clicks, calls and leads was 78.6%, 12.7% and 8.7%, respectively.

Number of demand and supply partners

The aggregate number of demand and supply partners on our platform determines in part the level of Consumer Referral demand and supply on our platform. We use the number of demand and supply partners on our platform to evaluate our current business performance and future business prospects.

Key components of our results of operations

Revenue

We operate primarily in the property & casualty insurance, health insurance and life insurance verticals and generate revenue through the purchase and sale of Consumer Referrals.

The price and amount of Consumer Referrals purchased and sold on our platform varies and is a function of a number of market conditions and consumer attributes, including (i) geographic location of consumers, (ii) demographic attributes of consumers, (iii) the source of Consumer Referrals and quality of conversion by source, (iv) buyer bids and (v) buyer demand and budget.

In our open platform transactions, we have control over the Consumer Referrals that are sold to our demand partners. In these arrangements, we have separate agreements with demand partners and suppliers. Suppliers are not party to the contractual arrangements with our demand partners, nor are the suppliers the beneficiaries of our demand partner agreements. We earn fees from our demand partners and separately pay (i) a revenue share to suppliers and (ii) a fee to internet search companies to drive consumers to our proprietary websites. We are the principal in the open platform transactions. As a result, the fees paid by demand partners are recognized as revenue and the fees paid to suppliers are included in cost of revenue.

With respect to our private platform transactions, buyers and suppliers contract with one another directly and leverage our platform to facilitate transparent, real-time transactions utilizing the reporting and analytical tools available to them from use of our platform. We charge a platform fee on the Consumer Referrals transacted. We act as an agent in the private platform transactions and recognize revenue on the platform fee received. There are no separate payments made by us to suppliers in our private platform.

We adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”), which governs how we recognize revenue derived from Consumer Referrals. We recognize revenue when we transfer promised goods or services to clients in an amount that reflects the consideration to which we are entitled. We recognize revenue pursuant to the framework contained in ASC 606: (i) identify the contract with a client; (ii) identify the performance obligations in the contract, including whether they are distinct in the context of the contract; (iii) determine the transaction price, including the constraint on variable consideration; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when we satisfy the performance obligations.

Generally, our contracts with buyers specify a period of time covered and a budget governing spend limits. While contracts can specify a term, most of our contracts can be terminated at any time without penalty upon 30 or 60 days’ notice. As a result, the transaction price for the delivery of each Consumer Referral is determined and recorded in real time and no estimation of variable consideration or future consideration is required. We satisfy our performance obligations as services are provided. We do not promise to provide any other significant goods or services to our partners after delivery and generally do not offer a right of return.

Cost and operating expenses

Cost and operating expenses consist primarily of cost of revenue, sales and marketing expenses, product expenses and general and administrative expenses.

Cost of revenue

Our cost of revenue is comprised primarily of revenue share payments to suppliers and traffic acquisition costs paid to top tier search engines as well as telephony infrastructure costs, internet and hosting, merchant fees, salaries and related expenses, amortization expense and other expenses.

Sales and marketing

Sales and marketing expenses consist primarily of an allocation of personnel expenses for employees engaged in demand side and supply side business development, marketing and media acquisition activities and includes salaries, wages and benefits, including non-cash equity-based compensation. Sales and marketing expenses also include costs related to attracting partners to our platform, including marketing and promotions, tradeshow and related travel and entertainment expenses. Sales and marketing expenses also include an allocated portion of rent and facilities expenses and depreciation and amortization expense.

Product development

Product development expenses consist primarily of an allocation of personnel expenses for employees engaged in technology, engineering and product development and includes salaries, wages and benefits, including non-cash equity-based compensation. Product development expenses also include an allocated portion of rent and facilities expenses and depreciation and amortization expense.

General and administrative

General and administrative expenses consist primarily of an allocation of personnel expenses for executive, finance, legal, human resources, and business analytics employees, and includes salaries, wages and benefits, including non-cash equity-based compensation. General and administrative expenses also include professional services and an allocated portion of rent and facilities expenses and depreciation expense.

Interest expense

Interest expense consists primarily of interest expense associated with outstanding borrowings under our loan and security agreements and the amortization of deferred financing costs and debt discounts associated with these arrangements. See “—Liquidity and capital resources—Financing activities” below.

Overview for the six months ended June 30, 2020 and 2019

The following table sets forth our operating results and related percentage of revenue for the six month periods ended June 30, 2020 and 2019:

	Six months ended June 30,
(in thousands)	2020		2019
Revenue	$243,061	100.0%	$171,460	100.0%

Cost and operating expenses
Cost of revenue	204,862	84.3%	144,423	84.2%
Sales and marketing	5,950	2.4%	7,359	4.3%
Product development	3,716	1.5%	3,565	2.1%
General and administrative	6,302	2.6%	13,094	7.6%

Total cost and operating expenses	220,830	90.9%	168,441	98.2%

Income from Operations	22,231	9.1%	3,019	1.8%
Interest expense	3,250	1.3%	3,339	1.9%

Net income	$18,981	7.8%	$(320)	(0.2)%

Revenue

The following table presents our revenue, disaggregated by vertical, for the six month periods ended June 30, 2020 and 2019, and the dollar and percentage changes between the two periods:

(dollars in thousands)	Six months ended June 30, 2020	$	%	Six months ended June 30, 2019
Property & casualty insurance	$160,690	$69,522	76.3%	$91,168
Percentage of revenue	66.1%			53.2%
Health insurance	54,077	17,562	48.1%	36,515
Percentage of revenue	22.2%			21.3%
Life insurance	16,873	(261)	(1.5)%	17,134
Percentage of revenue	6.9%			10.0%
Other	11,421	(15,222)	(57.1)%	26,643
Percentage of revenue	4.7%			15.5%
Revenue	$243,061	71,601	41.8%	$171,460

For the six month period ended June 30, 2020, property & casualty insurance revenue increased $69.5 million, or 76.3%, from $91.2 million for the six month period ended June 30, 2019. The increase was due to an increase in spend from auto insurance carriers, driven by improving carrier profitability and the growing trend of property & casualty insurance carriers allocating customer acquisition budgets to the DTC channel, which in turn allowed our supply partners to drive more consumers through their websites. These dynamics led to a period over period increase in supply from both new and existing supply partners.

For the six month period ended June 30, 2020, health insurance revenue increased $17.6 million, or 48.1%, from $36.5 million for the six month period ended June 30, 2019. This increase was driven by increased customer acquisition budget allocation from health insurance carriers, which in turn allowed our supply partners to drive more consumers through their websites, and increased supply from our proprietary websites as we increased the volume of media spend to satisfy the increased demand.

For the six month period ended June 30, 2020, life insurance revenue decreased by $0.3 million, or 1.5%, from $17.1 million for the six month period ended June 30, 2019. This decrease was driven by decreased customer acquisition budget allocation from life insurance carriers, as they assessed profitability through the pandemic, which in turn led to a mild decline in monetization and consumers from our supply partners.

For the six month period ended June 30, 2020, other revenue decreased $15.2 million, or 57.1%, from $26.6 million for the six month period ended June 30, 2019. This decrease was driven primarily by a decline in our travel vertical related to the global coronavirus pandemic.

Cost of revenue

The following table presents our cost of revenue for the six month periods ended June 30, 2020 and 2019, and the dollar and percentage changes between the two periods:

(dollars in thousands)	Six months ended June 30, 2020	$	%	Six months ended June 30, 2019
Cost of revenue	$204,862	$60,439	41.8%	$144,423
Percentage of revenue	84.3%			84.2%

For the six month period ended June 30, 2020, cost of revenue increased by $60.4 million, or 41.8%, from $ 144.4 million for the six month period ended June 30, 2019. The increase is correlated with the overall increase in revenue volume and the corresponding increase in revenue share payments to suppliers.

As we experience growth in revenue, we expect the relationship between our costs and revenue to remain in line with our historical results.

Sales and marketing

The following table presents our sales and marketing expenses for the six month periods ended June 30, 2020 and 2019, and the dollar and percentage changes between the two periods:

(dollars in thousands)	Six months ended June 30, 2020	$	%	Six months ended June 30, 2019
Sales and marketing	$5,950	$(1,409)	(19.1)%	$7,359
Percentage of revenue	2.4%			4.3%

For the six month period ended June 30, 2020, sales and marketing expenses decreased by $1.4 million, or 19.1%, from $7.4 million for the six month period ended June 30, 2019. The decrease in sales and marketing expense was primarily due to a decrease in equity-based compensation expense of $1.0 million in addition to more modest decreases, including a decrease of personnel-related costs of $0.1 million, a decrease of $0.1 million in amortization expense and other decreases of $0.2 million.

Product development

The following table presents our product development expenses for the six month periods ended June 30, 2020 and 2019, and the dollar and percentage changes between the two periods:

(dollars in thousands)	Six months ended June 30, 2020	$	%	Six months ended June 30, 2019
Product development	$3,716	$151	4.2%	$3,565
Percentage of revenue	1.5%			2.1%

For the six month period ended June 30, 2020, product development expenses increased by $0.2 million, or 4.3%, from $3.6 million for the six month period ended June 30, 2019. Product development activity was materially similar between the six months ended June 30, 2020 and 2019, respectively.

General and administrative

The following table presents our general and administrative expenses for the six month periods ended June 30, 2020 and 2019, and the dollar and percentage changes between the two periods:

(dollars in thousands)	Six months ended June 30, 2020	$	%	Six months ended June 30, 2019
General and administrative	$6,302	$(6,792)	(51.9)%	$13,094
Percentage of revenue	2.6%			7.6%

For the six month period ended June 30, 2020, general and administrative expenses decreased by $6.8 million, or 51.9%, from $13.1 million for the six month period ended June 30, 2019. This period over period decrease was most significantly driven by $6.4 million in legal and other professional fees primarily related to the Insignia transaction in 2019. Other decreases included a $0.6 million decline in payroll, primarily related to transaction bonuses paid in the six month period ended June 30, 2019 in connection with the Insignia transaction. These decreases were partially offset by increases in equity-based compensation expense in the six month period ended June 30, 2020.

Interest expense

The following table presents our interest expense for the six month periods ended June 30, 2020 and 2019, and the dollar and percentage changes between the two periods:

(dollars in thousands)	Six months ended June 30, 2020	$	%	Six months ended June 30, 2019
Interest expense	$3,250	$(89)	(2.7)%	$3,339
Percentage of revenue	1.3%			1.9%

For the six month period ended June 30, 2020, interest expense decreased by less than $0.1 million from $3.3 million for the six month period ended June 30, 2019. Interest expense was materially unchanged period over period.

Equity-based compensation

The following table presents our equity-based compensation expense that was included in cost and operating expenses for the six month periods ended June 30, 2020 and 2019, and the dollar and percentage changes between the two periods:

(dollars in thousands)	Six months ended June 30, 2020	$	%	Six months ended June 30, 2019
Cost of revenue	$40	$(99)	(71.2)%	$139
Sales and marketing	155	(1,001)	(86.6)%	1,156
Product development	629	253	67.3%	376
General and administrative	1,123	233	26.2%	890

Total	$1,947	$(614)	(24.0)%	$2,561

For the six month period ended June 30, 2020, equity-based compensation expense decreased $ 0.6 million, or 24%, compared to the six month period ending June 30, 2019. This change was primarily driven by incremental equity-based compensation recognized in connection with a transaction with the Insignia transaction in February 2019.

Overview for the years ended December 31, 2019 and 2018

The following table sets forth our operating results and related percentage of revenue for the years ended December 31, 2019 and 2018:

	Year ended December 31,
(in thousands)	2019		2018
Revenue	$408,005	100.0%	$296,910	100.0%
Cost and operating expenses
Cost of revenue	342,909	84.0%	247,670	83.4%
Sales and marketing	13,822	3.4%	11,739	4.0%
Product development	7,042	1.7%	10,339	3.5%
General and administrative	19,391	4.8%	7,843	2.6%

Total cost and operating expenses	383,164	93.9%	277,591	93.5%

Income from Operations	24,841	6.1%	19,319	6.5%
Interest expense	7,021	1.7%	1,194	0.4%

Net income	$17,820	4.4%	$18,125	6.1%

Revenue

The following table presents our revenue, disaggregated by vertical, for the years ended December 31, 2019 and 2018, and the dollar and percentage changes between the two periods:

(dollars in thousands)	Year ended December 31, 2019	$	%	Year ended December 31, 2018
Property & casualty insurance	$219,467	$57,379	35.4%	$162,088
Percentage of revenue	53.8%			54.6%
Health insurance	104,261	32,823	45.9%	71,438
Percentage of revenue	25.6%			24.1%
Life insurance	33,012	4,470	15.7%	28,542
Percentage of revenue	8.1%			9.6%
Other	51,265	16,423	47.1%	34,842
Percentage of revenue	12.6%			11.7%
Revenue	$408,005	$111,095	37.4%	$296,910

For the year ended December 31, 2019, property & casualty insurance revenue increased $57.4 million, or 35.4%, from $162.1 million for the year ended December 31, 2018. The increase was due to an increase in spend from auto insurance carriers, driven by improving carrier profitability and the growing trend of property & casualty insurance carriers allocating customer acquisition budgets to the DTC channel, which in turn allowed our supply partners to drive more consumers through their websites. These dynamics led to a period over period increase in supply from both new and existing supply partners.

For the year ended December 31, 2019, health insurance revenue increased $32.8 million, or 45.9%, from $71.4 million for the year ended December 31, 2018. This increase was driven by increased customer acquisition budget allocation from health insurance carriers, which in turn allowed our supply partners to drive more consumers through their websites, and increased supply from our proprietary properties as we increased the volume of media spend to satisfy the increased demand.

For the year ended December 31, 2019, life insurance revenue increased $4.5 million, or 15.7%, from $28.5 million for the year ended December 31, 2018. This increase was driven by increased customer acquisition budget allocation from life insurance carriers, which in turn led to improved monetization and allowed our supply partners to drive more consumers through their websites.

For the year ended December 31, 2019, other revenue increased $16.4 million, or 47.1%, from $34.8 million for the year ended December 31, 2018. This increase was driven primarily by growth in our travel vertical as we increased our market share with new supply partners. For the year ended December 31, 2019, revenue from travel grew to $45.2 million from $26.9 million for the year ended December 31, 2018.

Cost of revenue

The following table presents our cost of revenue for the years ended December 31, 2019 and 2018, and the dollar and percentage changes between the two periods:

(dollars in thousands)	Year ended December 31, 2019	$	%	Year ended December 31, 2018
Cost of revenue	$342,909	$95,239	38.5%	$247,670
Percentage of revenue	84.0%			83.4%

For the year ended December 31, 2019, cost of revenue increased by $95.2 million, or 38.5%, from $247.7 million for the year ended December 31, 2018. The increase was driven primarily by the increase in revenue and corresponding increase in revenue share payments to suppliers of $74.4 million as supply partners increased volume. Additionally, there was an increase of $20.2 million in media costs as we increased paid media acquisition to drive more consumers to our proprietary websites to meet buyer demand.

As we experience growth in revenue, we expect the relationship between our costs and revenue to remain in line with our historical results.

Sales and marketing

The following table presents our sales and marketing expenses for the years ended December 31, 2019 and 2018, and the dollar and percentage changes between the two periods:

(dollars in thousands)	Year ended December 31, 2019	$	%	Year ended December 31, 2018
Sales and marketing	$13,822	$2,083	17.7%	$11,739
Percentage of revenue	3.4%			4.0%

For the year ended December 31, 2019, sales and marketing expenses increased by $2.1 million, or 17.7%, from $11.7 million for the year ended December 31, 2018. The increase in sales and marketing expense was primarily due to the increase in equity-based compensation expense of $1.0 million and an increase in personnel-related costs of $1.4 million, as we increased our headcount to support current and future, and an increase in other expense of $0.1 million. These increases were offset by a decrease in amortization expense of $0.4 million, as certain intangible assets were fully amortized.

Product development

The following table presents our product development expenses for the years ended December 31, 2019 and 2018, and the dollar and percentage changes between the two periods:

(dollars in thousands)	Year ended December 31, 2019	$	%		Year ended December 31, 2018
Product development	$7,042	$(3,297)	(31.9%	)	$10,339
Percentage of revenue	1.7%				3.5%

For the year ended December 31, 2019, product development expenses decreased by $3.3 million, or 31.9%, from $10.3 million for the year ended December 31, 2018. The decrease in product development expense was primarily due to the decrease in amortization expense of $5.8 million, as certain intangible assets were fully amortized. This decrease was offset by an increase in personnel-related costs of $1.9 million, as we continued to hire engineering and product development talent to further enhance our technology, an increase in equity-based compensation of $0.4 million, and other expenses of $0.2 million.

General and administrative

The following table presents our general and administrative expenses for the years ended December 31, 2019 and 2018, and the dollar and percentage changes between the two periods:

(dollars in thousands)	Year ended December 31, 2019	$	%	Year ended December 31, 2018
General and administrative	$19,391	$11,548	147.2%	$7,843
Percentage of revenue	4.8%			2.6%

For the year ended December 31, 2019, general and administrative expenses increased by $11.6 million, or 147.2%, from $7.8 million for the year ended December 31, 2018. The increase in general and administrative expenses in both dollars and as a percentage of revenue was primarily due to an increase of $7.2 million in legal, investment banking and other consulting fees related to the February 2019 transaction with Insignia, $2.4 million in personnel-related, an increase in equity-based compensation expense of $1.3 million, and a $7.7 million increase in other expenses.

Interest expense

The following table presents our interest expense for the years ended December 31, 2019 and 2018, and the dollar and percentage changes between the two periods:

(dollars in thousands)	Year ended December 31, 2019	$	%	Year ended December 31, 2018
Interest expense	$7,021	$5,827	488.0%	$1,194
Percentage of revenue	1.7%			0.4%

For the year ended December 31, 2019, interest expense increased by $5.8 million from $1.2 million for the year ended December 31, 2018. The increase in interest expense was driven by the additional borrowings of $85.0 million through the 2019 Credit Facilities. See “—Senior secured credit facilities” below.

Equity-based compensation

The following table presents our equity-based compensation expense that was included in cost and operating expenses for the years ended December 31, 2019 and 2018, and the dollar and percentage changes between the two periods:

(dollars in thousands)	Year ended December 31, 2019	$	%	Year ended December 31, 2018
Cost of revenue	$181	$127	235.2%	$54
Sales and marketing	1,384	959	225.6%	425
Product development	532	365	218.6%	167
General and administrative	1,497	1,319	741.0%	178

Total	$3,594	$2,770	336.2%	$824

For the year ended December 31, 2019, equity-based compensation expense increased $2.8 million, or 336.2%, compared to the year ended December 31, 2018, reflecting equity-based compensation recognized in connection with a transaction with Insignia in February 2019.

Segment information

We operate in the United States and in a single operating segment. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. Our chief operating decision maker is our chief executive officer, who reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. No expense or operating income is evaluated at a segment level. Since we operate in one operating segment and reportable segment, all required financial segment information can be found in the consolidated financial statements.

Liquidity and capital resources

Our liquidity needs are funded primarily through cash flow generated from operations. As of June 30, 2020 and

December 31, 2019, our cash and cash equivalents totaled $26.4 million and $10.0 million, respectively. The difference in these amounts reflects $39.3 million provided by operating activities, $10.1 million used in investing activities and $12.8 million used in financing activities.

We believe that our current sources of liquidity, which include cash flow generated from operations, cash and funds available under the 2019 Credit Facilities, will be sufficient to meet our projected operating and debt service requirements for at least the next 12 months. To the extent that our current liquidity is insufficient to fund future activities, we may need to raise additional funds. In the future, we may attempt to raise additional capital through the sale of equity securities or through debt financing arrangements. If we raise additional funds by issuing equity securities, the ownership of our existing stockholders will be diluted. The incurrence of additional debt financing would result in debt service obligations, and any future instruments governing such debt could provide for operating and financing covenants that could restrict our operations.

The following table presents a summary of our cash flows for the six month periods ended June 30, 2020 and 2019 and the years ended December 31, 2019 and 2018, and the dollar and percentage changes between the periods:

(dollars in thousands)	Six months ended June 30, 2020	$	%	Six months ended June 30, 2019
Net cash provided by operating activities	$39,285	$25,405	183.0%	$13,880
Net cash used in investing activities	(10,092)	(10,004)	11,368.2%	(88)
Net cash used in financing activities	$(12,792)	(8,224)	180.0%	$(4,568)

(dollars in thousands)	Year ended December 31, 2019	$	%		Year ended December 31, 2018
Net cash provided by operating activities	$22,143	$(506)	(2.2%	)	$22,649
Net cash used in investing activities	$(294)	346	(54.1%	)	$(640)
Net cash used in financing activities	$(17,483)	$7,962	(31.3%	)	$(25,445)

Operating activities

Net cash provided by operating activities primarily consists of net income, adjusted for certain (i) non-cash items including equity-based compensation expense, depreciation on property and equipment and amortization of intangible assets and deferred debt issuance costs and (ii) changes in operating assets and liabilities (accounts receivable, prepaid expenses and other current assets, accounts payable, accrued expenses and deferred rent).

Collection of accounts receivable depends upon the timing of our receipt of payments. We aim to align our separate payment obligations to supply partners and traffic acquisition sources for our proprietary websites with the timing of our receipt of separate payments from our demand partners. With respect to supply partners who are also demand partners, we maintain separate agreements for selling and buying and, in the majority of cases, such partners do not have a right of offset with respect to their buy-side payments, nor do we have a right of offset with respect to sell-side payments to such partners. If we were to experience a delay in receiving a payment from a buyer within a quarter, our operating cash flows for that quarter could be adversely impacted.

Six Months Ended June 30, 2020—Net cash provided by operating activities was $39.3 million, consisting of net income of $19.0 million and adjustments for non-cash items of $3.3 million, in addition to cash provided by operating assets and liabilities of $17.0 million. Adjustments for non-cash items consisted primarily of $1.2 million of equity-based compensation expense related to grants of Class B units in QL Holdings LLC, $0.1 million of depreciation on property and equipment, $1.6 million of amortization of intangible assets related primarily to customer relationship and technology assets and $0.2 million of amortization of deferred debt issuance costs related to the 2019 Credit Facilities and $0.2 million of bad debt expense. The cash increase resulting from changes in operating assets and liabilities consisted primarily of an increase of $25.2 million in accounts payable, which were partially offset by increases in accounts receivable of $1.0 million, prepaid expenses and other current assets of $0.3 million, and other assets of $4.6 million, and a decreases in accrued expenses of $2.4 million. Changes in accounts receivable, accounts payable and accrued expenses were driven primarily by growth in our business and by timing of buyer receipts and supplier disbursements.

Six Months Ended June 30, 2019—Net cash provided by operating activities was $13.9 million, consisting of net loss of $0.3 million and adjustments for non-cash items of $4.8 million, in addition to cash provided by operating assets and liabilities of $9.4 million. Adjustments for non-cash items primarily consisted of $1.3 million of equity-based compensation expense related to grants of Class B units in QL Holdings LLC, $0.1 million of depreciation on property and equipment, and $2.8 million of amortization of intangible assets primarily related to customer relationship and technology assets and $0.4 million of amortization of deferred debt issuance costs related to the 2019 Credit Facilities and $0.2 million of bad debt expense. The cash increase resulting from changes in operating assets and liabilities consisted primarily of increases of $10.7 million in accounts receivable, $0.4 million in prepaid expenses and other current assets and a decrease of $2.0 million in accrued expenses, partially offset by increases of $22.5 million in accounts payable. Changes in accounts receivable, accounts payable and accrued expenses were driven primarily by growth in our business and by timing of buyer receipts and supplier disbursements.

Year Ended December 31, 2019—Net cash provided by operating activities was $22.1 million, consisting of net income of $17.8 million and adjustments for non-cash items of $9.0 million, offset by cash used in operating assets and liabilities of $4.7 million. Adjustments for non-cash items consisted primarily of $2.3 million of equity-based compensation expense related to grants of Class B units in QL Holdings LLC, $0.3 million of depreciation on property and equipment, $5.4 million of amortization of intangible assets related primarily to customer relationship and technology assets and $0.7 million of amortization of deferred debt issuance costs related to the 2019 Credit Facilities and $0.4 million of bad debt expense. The cash decrease resulting from changes in operating assets and liabilities consisted primarily of increases of $19.2 million in accounts receivable, increases of $0.2 million of prepaid expenses and other current assets, and an increase of $0.1 million in deferred rent, partially offset by increases of $13.4 million in accounts payable, and an increase of $1.4 million in accrued expenses. Changes in accounts receivable, accounts payable and accrued expenses were driven primarily by growth in our business and by timing of buyer receipts and supplier disbursements.

Year Ended December 31, 2018—Net cash provided by operating activities was $22.7 million, consisting of net income of $18.1 million and adjustments for non-cash items of $13.3 million, offset by cash used in operating assets and liabilities of $8.8 million. Adjustments for non-cash items primarily consisted of $0.8 million of equity-based compensation expense related to grants of Class B units in QL Holdings LLC, $0.2 million of depreciation on property and equipment, and $11.8 million of amortization of intangible assets primarily related to customer relationship and technology assets, and $0.5 million of bad debt expense. The cash decrease resulting from changes in operating assets and liabilities consisted primarily of increases of $5.2 million in accounts receivable, $0.3 million in prepaid expenses and other current assets and a decrease of $5.4 million in accounts payable, partially offset by increases of $1.8 million in accrued expenses and $0.2 million in deferred rent. Changes in accounts receivable, accounts payable and accrued expenses were driven primarily by growth in our business and by timing of buyer receipts and supplier disbursements.

Investing activities

Our investing activities primarily consist of purchases of property and equipment and acquisition of intangible assets.

Six Months Ended June 30, 2020—Net cash used in investing activities of $10.1 million was due to the purchase of a cost method investment of $10.0 million and $0.1 million of purchases of property and equipment.

Six Months Ended June 30, 2019—Net cash used in investing activities of $0.1 million was due to $0.1 million of purchases of property and equipment.

Year Ended December 31, 2019—Net cash used in investing activities of $0.3 million was due to $0.1 million of purchases of property and equipment and $0.2 million used in acquisition of intangible assets related to domain names.

Year Ended December 31, 2018—Net cash used in investing activities of $0.6 million was due to $0.6 million of purchases of property and equipment.

Financing activities

Our financing activities primarily consist of proceeds from and repayments on our revolving line of credit and term debt facilities, payments of debt issue costs and member contributions and distributions.

Six Months Ended June 30, 2020—Net cash used in financing activities of $12.8 million was primarily due to $10.5 million in member distributions, $7.5 million in revolving line of credit payments, $1.5 million paid to repurchase Class B units, and $0.8 million of debt repayments, partially offset by $7.5 million in revolving line of credit proceeds.

Six Months Ended June 30, 2019—Net cash used in financing activities of $4.6 million was primarily due to $100.0 million in long-term debt borrowing and $62.8 million in member contributions, which was more than offset by $14.6 million in long-term debt repayments, $2.3 million in debt issuance cost payments, $62.8 million in repurchases of Class A units, $3.4 million in repurchases of Class B units, and $84.3 million in member distributions.

Year Ended December 31, 2019—Net cash used in financing activities of $17.5 million was primarily due to $100.0 million in long-term debt borrowing and $62.8 million in member contributions, which was more than offset by $15.1 million in long-term debt repayments, $2.3 million in debt issuance cost payments, $62.8 million in repurchases of Class A units, $4.5 million in repurchases of Class B units, and $95.6 million in member distributions.

Year Ended December 31, 2018—Net cash used in financing activities of $25.4 million was primarily due to $3.0 million in revolving line of credit proceeds, which was more than offset by $3.6 million in long-term debt repayments, $15.9 million in member distributions, and $9.0 million in revolving line of credit payments.

Senior secured credit facilities

As of June 30, 2020, we had $97.0 million of outstanding borrowings, net of deferred debt issuance costs of $1.5 million, under our 2019 Credit Facilities consisting of (i) a $100.0 million term loan and (ii) a $5.0 million revolving credit facility.

Borrowings under our 2019 Credit Facilities are secured by substantially all of the assets and property of QuoteLab, LLC and the guarantors thereunder (including, without limitation, all of the equity interests in QuoteLab, LLC held by QL Holdings LLC). Additionally, we are subject under our 2019 Credit Facilities to affirmative and negative covenants to which we will remain subject until maturity. These covenants include limitations on our ability to incur additional indebtedness and engage in certain business transactions, such as distributions and other restricted payments, investments, mergers, or acquisitions of other businesses. In addition, we are required to maintain a minimum net debt coverage ratio of 3.5 to 1, calculated as the total outstanding debt, minus up to $5.0 million of unrestricted cash, divided by EBITDA (as defined therein) for the trailing twelve months. Events of default under our revolving line of credit include failure to make payments when due, insolvency events, failure to comply with covenants, breaches of representation, defaults under other material indebtedness, material judgments, and change of control. If an event of default occurs, the lenders may declare all borrowings immediately due and payable. As of June 30, 2020, we were in compliance with all covenants related to our 2019 Credit Facilities. There can be no guarantee that these covenants will be met in the future and, if not met, that waivers will be obtained.

In connection with and prior to the completion of the offering reorganization, QuoteLab, LLC intends to enter into the 2020 Credit Agreement providing for the 2020 Credit Facilities consisting of (i) the 2020 Term Loan Facility and (ii) the 2020 Revolving Credit Facility. Proceeds from the 2020 Term Loan Facility are expected to be used to, among other things, refinance the 2019 Credit Facilities and fund a distribution to equity holders and for general corporate purposes. The 2020 Revolving Credit Facility is expected to be available for general corporate purposes and include a letter of credit sub-facility of up to $2.5 million. The 2020 Credit Facilities are also expected to include an uncommitted incremental facility, which, subject to certain conditions, would provide for additional term loan facilities, an increase in commitments under the 2020 Term Loan Facility and/or an increase in commitments under the 2020 Revolving Credit Facility, in an aggregate amount of up to $50.0 million.

Borrowings under the 2020 Credit Facilities will be secured by substantially all of the assets and property of QuoteLab LLC and the guarantors thereunder (including, without limitation, all of the equity interests in QuoteLab, LLC). Additionally, we expect to be subject under the 2020 Credit Facilities to affirmative and negative covenants to which we will remain subject until maturity. These covenants are expected to include limitations on our ability to incur additional indebtedness and engage in certain business transactions, such as distributions and other restricted payments, investments, mergers, or acquisitions of other businesses. In addition, we expect to be required to (a) comply with a maximum total net leverage ratio, calculated as the ratio of Total Funded Net Indebtedness (to be defined in the 2020 Credit Agreement) to Consolidated EBITDA (to be defined in the 2020 Credit Agreement), and (b) maintain a minimum fixed charge coverage ratio, calculated as the ratio of Consolidated EBITDA to Total Fixed Charges (to be defined in the 2020 Credit Agreement). Events of default under the 2020 Credit Agreement are expected to include failure to make payments when due, insolvency events, failure to comply with covenants, breaches of representations, defaults under the other material indebtedness, material judgments, and change of control. If an event of default occurs, the lenders may declare all borrowings immediately due and payable. There can be no guarantee that we would be in compliance with all covenants related to the 2020 Credit Facilities in the future and, if we are not in compliance with any such covenants, that waivers would be obtained.

Contractual obligations

The following tables summarize our contractual obligations as of December 31, 2019. Our principal commitments consisted of obligations under our outstanding operating leases for office facilities and the 2019 Credit Facilities, gross of discounts. The amount of the obligations presented in the table summarizes our commitments to settle contractual obligations in cash as of the dates presented (in thousands).

	Payments due by period—December 31, 2019
(in thousands)	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Long-term debt obligations(1)	$99,248	$1,312	$2,000	$2,000	$93,936
Operating lease obligations	3,906	468	1,094	1,787	557

Total contractual obligations	$103,154	$1,780	$3,094	$3,787	$94,493

(1)	See note 8 to the audited consolidated financial statements included elsewhere in this prospectus. In connection with and prior to the completion of the offering reorganization, QuoteLab, LLC intends to enter into the 2020 Credit Agreement to, among other things, refinance the 2019 Credit Facilities.

Off-balance sheet arrangements

We have not entered into any off-balance sheet arrangements, as defined in Regulation S-K.

Recent accounting pronouncements

For a discussion of new accounting pronouncements recently adopted and not yet adopted, see the notes to our consolidated financial statements included elsewhere in this prospectus.

Quantitative and qualitative disclosures about market risk

In the normal course of business, we are subject to market risks. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates.

Interest rate risk

The 2020 Credit Facilities are expected to bear interest at a variable rate. As a result, we may be exposed to fluctuations in interest rates to the extent of our borrowings under the 2020 Credit Facilities. A hypothetical 1.0% increase or decrease in the interest rate associated with the 2020 Credit Facilities would have resulted in a $                 million impact to interest expense for the period starting                , 2020 (the date on which we entered into the 2020 Credit Agreement) and ending                , 2020. See “Risk factors—Risks related to our business and industry—Our existing and any future indebtedness could adversely affect our ability to operate our business” and “Risk factors—Risks related to our business and industry—Developments with respect to LIBOR may affect our borrowings under our credit facilities” for additional information.

Concentrations of credit risk and of significant demand and supply partners

We maintain cash balances that can, at times, exceed amounts insured by the Federal Deposit Insurance Corporation. We have not experienced any losses in these accounts and believe we are not exposed to any unusual credit risk in this area based on the financial strength of institutions with which we maintain our deposits.

Our accounts receivable, which are unsecured, may expose us to credit risks due to collectability. We control credit risk by investigating the creditworthiness of all customers prior to establishing relationships with them, performing periodic reviews of the credit activities of those customers during the course of the business relationship, regularly analyzing the collectability of accounts receivables, and recording allowances for doubtful accounts when these receivables become uncollectible.

Customer concentrations for the six month periods ended June 30, 2020 and June 30, 2019 consisted of one customer (Progressive) that accounted for approximately $56.3 million, or 23%, and $37.7 million, or 22%, of total revenue, respectively; the same customer accounted for approximately $11.8 million, or 21%, of our total accounts receivable as of June 30, 2020, compared to $4.7 million, or 10%, as of June 30, 2019. For the years ended December 31, 2019 and December 31, 2018, such customer accounted for approximately $78.8 million, or 19%, and $85.6 million, or 29%, of total revenue, respectively; the same customer accounted for approximately $4.7 million, or 8%, of our total accounts receivable as of December 31, 2019, compared to $4.8 million, or 13%, as of December 31, 2018.

Our accounts payable can expose us to business risks such as supplier concentrations. For the six month periods ended June 30, 2020 and 2019, supplier concentrations consisted of two suppliers that accounted for approximately $46.7 million, or 21%, compared to $37.7 million, or 24%, of total purchases; the same suppliers accounted for approximately $19.6 million, or 30%, of the Company’s total accounts payable as of June 30, 2020, compared to $14.7 million, or 36%, as of June 30, 2019. For the years December 31, 2019 and 2018, such suppliers accounted for approximately $84.6 million, or 24%, and $58.2 million, or 23%, of total purchases, respectively; the same suppliers accounted for approximately $13.9 million, or 34%, of the Company’s total accounts payable as of December 31, 2019, compared to $10.2 million, or 38%, as of December 31, 2018.

See “Risk factors—Risks related to our business and industry—If we are unable to collect our receivables from our partners, our business, financial condition, operating results, cash flows and prospects could be adversely affected” for additional information.

Critical accounting policies and estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities, certain disclosures as of the date of our consolidated financial statements, as well as the reported amounts of revenue and expenses during any reporting period. Significant estimates affecting our consolidated financial statements are prepared on the basis of the most current and best available information. However, actual results from the resolution of such estimates and assumptions may vary from those used in the preparation of our consolidated financial statements. The most significant items involving management’s estimates include estimates of revenue recognition, accounts receivable, accrued compensation and the provision for income taxes. The impact of changes in estimates is recorded in the period in which they become known.

An accounting policy is considered to be critical if the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and the effect of the estimates and assumptions on financial condition or operating performance. The accounting policies we believe to reflect our more significant estimates, judgments and assumptions that are most critical to understanding and evaluating our reported financial results are: revenue recognition, goodwill and intangible assets, impairment of long-lived assets, and equity-based compensation.

Revenue recognition

For a description of our policies with respect to revenue recognition, see “—Key components of our results of operations—Revenue” in this section.

Business combinations

We account for business combinations in accordance with ASC 805, which requires, among other things, the acquiring entity in a business combination to recognize the fair value of all the assets acquired and liabilities assumed; the recognition of acquisition-related costs in the consolidated results of operations; the recognition of restructuring costs in the consolidated results of operations for which the acquirer becomes obligated after the acquisition date; and contingent purchase consideration to be recognized at their fair values on the acquisition date with subsequent adjustments recognized in the consolidated results of operations. The excess of the purchase price over the fair value of the identified assets and liabilities is recorded as goodwill. Operating results of the acquired entity are reflected in our consolidated financial statements from date of acquisition.

We perform valuations of assets acquired and liabilities assumed for an acquisition and allocate the purchase price to its respective net tangible and intangible assets. Determining the fair value of assets acquired and liabilities assumed requires management to use significant judgment and estimates including the selection of valuation methodologies, estimates of future revenue, costs, and cash flows, discount rates and selection of comparable companies and comparable transactions. For material acquisitions, we engage the assistance of valuation specialists in concluding on fair value measurements of certain assets acquired or liabilities assumed in a business combination. During the measurement period, which is not to exceed one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill.

Goodwill and intangible assets

Goodwill is calculated as the excess of the purchase consideration paid in a business combination over the fair value of the assets acquired less liabilities assumed. Goodwill is not amortized, but rather is evaluated for impairment on an annual basis, or whenever indications of potential impairment exist. In the absence of any indications of potential impairment, the evaluation of goodwill is performed during the fourth quarter of each year. For the purposes of goodwill impairment testing, the Company has one reporting unit.

We early adopted ASU 2017-04, Intangibles - Goodwill and Other (Topic 350) (“ASU 2017-04”) for goodwill impairment tests performed after January 1, 2018, which simplifies the subsequent measurement of goodwill by removing the second step of the two-step impairment test, which previously required a hypothetical purchase price allocation to measure goodwill impairment. Under the new guidance, goodwill impairment is the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. When testing goodwill for impairment, we first perform a qualitative assessment to determine whether it is necessary to perform a goodwill impairment test. We are required to perform a goodwill impairment test only if we conclude that it is more likely than not that the reporting unit’s fair value is less than the carrying value of its assets. Should this be the case, the next step is to identify whether a potential impairment exists by comparing the estimated fair value of the reporting unit with the carrying value, including goodwill. If the estimated fair value of the reporting unit exceeds the carrying value, goodwill is not considered to be impaired and no additional steps are necessary. If, however, the fair value of the reporting unit is less than its carrying value, then the amount of the impairment loss is the amount by which the reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill.

Finite-lived intangible assets include technology and intellectual property, partner relationships, costs to acquire sellers, non-compete agreements and domain names are stated net of accumulated amortization or impairment charges. Our intangible assets are amortized on a straight-line basis over the estimated period over which we expect to realize economic value related to our intangible assets. The amortization periods range from two years to 10 years.

For the six month periods ended June 30, 2020 and 2019 and the years ended December 31, 2019 and 2018, there were no impairments recognized for goodwill or intangible assets.

Impairment of long-lived assets

Long-lived assets such as property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors that we consider in deciding when to perform an impairment review include significant underperformance of our business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of our assets. An impairment loss is recognized on long-lived assets in the consolidated statement of operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of the assets. In such cases, the carrying value of these assets are adjusted to their estimated fair values and assets held for sale are adjusted to their estimated fair values less selling expenses.

For the six months ended June 30, 2020 and 2019, and for the years ended December 31, 2019 and 2018, there were no impairments recognized for long-lived assets.

Equity-based compensation

Certain of our employees (including the Founders) are granted Class B units, directly or indirectly, in QL Holdings LLC for services in connection with our operations. In accordance with accounting guidance for equity-based compensation, the Class B units are within the scope of equity-based compensation. We recognize compensation cost within our consolidated statement of operations with an offsetting entry to members’ equity within our consolidated balance sheet.

We use a contingent claims analysis framework that relies on a Black-Scholes option-pricing model to determine the fair value of the Class B units of QL Holdings LLC. As of each valuation date of Class B units of QL Holdings LLC, the contingent claims analysis framework relies on the fair value of the total equity of QL Holdings LLC; management’s expected term to an exit event such as an event leading to a sale or an initial public offering of QL Holdings LLC; an estimate of equity volatility applicable to units of QL Holdings LLC commensurate to the term from the valuation to an exit date; a dividend yield and a risk-free rate as of each valuation date; and a calculated breakpoint that is akin to a strike price, above which the Class B units of QL Holdings LLC contractually share in the proceeds to QL Holdings LLC upon an exit event. Fair value of total equity for QL Holdings LLC is established using both a market multiples approach and a discounted cash flow method; as well as a price established from certain equity transactions with third-party investors. Compensation expense of those awards is recognized, over the requisite service period, which is generally the vesting period of the respective award. Forfeitures are accounted for as they occur.

We classify equity-based compensation expense in our consolidated statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

Internal control over financial reporting

In connection with the preparation of our consolidated financial statements, we identified material weaknesses in our internal control over financial reporting. See “Risk factors—We have identified material weaknesses in our internal control over financial reporting related to the accounting for equity-based compensation arrangements and related to the application of the applicable financial reporting framework in the preparation of financial statements to be furnished or filed with the SEC. If we are unable to remediate the material weakness related to the accounting for equity-based compensation arrangements, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business.”

We are in the process of implementing measures designed to improve our internal control over financial reporting and remediate the control deficiency that led to the material weakness related to the accounting for equity-based compensation arrangements. This includes designing and implementing new control activities related to the accounting for equity-based compensation arrangements, as well as engaging a third-party valuation specialist to supplement our finance and accounting personnel.

Notwithstanding the identified material weaknesses, management has concluded that the consolidated financial statements and notes thereto included elsewhere in this prospectus present fairly, in all material respects, the Company’s financial position, results of operations and cash flows in conformity with GAAP.

Business

Our company

Our mission is to help insurance carriers and distributors target and acquire customers more efficiently and at greater scale through technology and data science. Our technology platform brings leading insurance carriers and high-intent consumers together through a real-time, transparent, and results-driven ecosystem. We believe we are the largest online customer acquisition channel in our core verticals of property & casualty insurance, health insurance, and life insurance, supporting over $1 billion in Transaction Value across our platform over the last two years.

We believe in the disruptive power of transparency. Traditionally, insurance customer acquisition platforms operated in a black box. We recognized that a consumer may be valued differently by one insurer versus another; therefore, insurers should be able to determine pricing granularly based on the value that a particular customer segment is expected to bring to their business. As a result, we developed a technology platform that powers an ecosystem where buyers and sellers can transact with full transparency, control, and confidence.

We have multi-faceted relationships with top-tier insurance carriers and distributors. A buyer or a demand partner within our ecosystem is generally an insurance carrier or distributor seeking to reach high-intent insurance consumers. A seller or a supply partner is typically an insurance carrier looking to maximize the value of non-converting or low LTV consumers, or an insurance-focused research destination looking to monetize the high-intent insurance shoppers on their websites. Our model’s versatility allows for the same insurance carrier to be both a demand and supply partner, which deepens the partner’s relationship with us. In fact, it is this supply partnership that presents insurance carriers with a highly differentiated monetization opportunity, enabling them to capture revenue from website visitors who either do not qualify for a policy or otherwise may be more valuable as a potential referral to another carrier.

For the twelve month period ended June 30, 2020, we had 15 of the top 20 largest auto insurance carriers by customer acquisition spend as demand partners on our platform, accounting for 39.6% of our revenue. Of these demand partners, 66.7% were also supply partners in our ecosystem. On a monthly basis, an average of 25.6 million consumers shop for insurance products through the websites of our diversified group of supply partners and our proprietary websites, driving an average of over 5.9 million Consumer Referrals on our platform for the twelve month period ended
June 30, 2020.

We believe our technology is a key differentiator and a powerful driver of our performance. We maintain deep, custom integrations with partners representing the majority of our Transaction Value to enable automated, data-driven processes that optimize our partners’ customer acquisition spend and revenue. Through our platform, our insurance carrier partners can target and price across over 35 separate consumer attributes to manage customized acquisition strategies. We enable our insurance partners to target consumers based on a precise calculation of the expected lifetime value to that partner and to make real-time, automated customer acquisition decisions through a combination of granular price management tools and robust predictive analytics capabilities.

We built our business model to align the interests of all parties participating on our platform. We generate revenue by earning a fee for each Consumer Referral sold on our platform. Our revenue is not contingent on the sale of an insurance product to the consumer.

We have a track record of delivering rapid and profitable growth, enabled by our unique business model and technology platform. For the year ended December 31, 2019, we generated $408.0 million of revenue, representing a 37.4% increase over the $296.9 million of revenue that we generated for the year ended December 31, 2018. This translated to net income of $17.8 million for the year ended December 31, 2019, a decrease of 1.7% over the $18.1 million of net income we generated for the year ended December 31, 2018, driven predominantly by an increase in employee equity-based compensation, including in connection with a transaction with Insignia in February 2019. We also generated $42.9 million of Adjusted EBITDA for the year ended December 31, 2019, representing a 33.7% increase over the $32.1 million of Adjusted EBITDA generated for the year ended December 31, 2018.

For the six month period ended June 30, 2020, we generated $243.1 million of revenue, representing a 41.8% increase over the $171.5 million of revenue that we generated for the six month period ended June 30, 2019. This translated to net income of $19.0 million for the six month period ended June 30, 2020, an increase of 6,032% over the $0.3 million of net loss for the six month period ended June 30, 2019. We also generated $25.9 million of Adjusted EBITDA for the six month period ended June 30, 2020, representing a 49.6% increase over the $17.3 million of Adjusted EBITDA generated for the six month period ended June 30, 2019. (2) See “Management’s discussion and analysis of financial condition and results of operations” for more information.

54% 25% 8% 13% Business Mix Net Revenues Total: 100% $ in millions $297 2018 $408 2019 37% P&C Health Life Other Net Income $ in millions $9 2018 $19 2019 112% Adjusted EBITDA $ in millions $32 2018 $43 2019 33%

[1]	Calculated using revenue split as of fiscal year 2019

We designed our business model to be capital efficient, with high operating leverage and cash flow conversion. Since inception, we have funded our growth through internally generated cash flow with no outside primary capital. Our strong cash flow generation is driven by (i) the nature of our revenue model, which is fee based and generated at the time a Consumer Referral is sold, and (ii) our proprietary technology platform, which is highly scalable and requires minimal capital expenditure requirements ($0.1 million for the year ended December 31, 2019 and $0.1 million for the six month period ended June 30, 2020).

The foundation of our success is our company culture. Personal development is critical to our team’s engagement and retention, and we continually invest to support our core values of open-mindedness, intellectual curiosity, candor, and humility. This has resulted in a growth-minded team, with exceptionally low turnover, committed to building great products and the long-term success of our partners.

We are poised to capitalize on the expected growth in our core insurance verticals and the continued shift in these markets to direct, digital distribution. We aim to drive deeper adoption and integration of our platform within the insurance ecosystem to continue delivering strong results to our partners. While our focus remains on insurance, we plan to continue to grow opportunistically in sectors with similar market dynamics.

(2)	“Adjusted EBITDA” is a non-GAAP financial measure that we present in this prospectus to supplement the financial information we present on a GAAP basis. For a reconciliation of Adjusted EBITDA to the most directly comparable financial measure calculated and presented in accordance with GAAP, see “Management’s discussion and analysis of financial condition and results of operations—Key business and operating metrics.”

Our market opportunity

Insurance is one of the largest industries in the United States, with attractive growth characteristics and market fundamentals. Insurance companies wrote over $2 trillion in premiums in 2019, and the industry grew at a 6% CAGR from 2017 through 2019, according to the NAIC. Demand for insurance products is stable, due to, in many instances, coverage being mandatory by law (for example, auto insurance) or federally subsidized (for example, senior health insurance). The industry as a whole is highly competitive and invests heavily in customer acquisition. Total customer acquisition spend in the insurance industry was approximately $144 billion in 2019, representing year over year growth of approximately 6%, according to S&P Global Market Intelligence.

Our technology platform was created to serve and grow with our insurance end markets. As such, we believe secular trends in the insurance industry will continue to provide strong tailwinds for our business.

•

Direct-to-consumer is the fastest growing insurance distribution channel. In the auto insurance industry, there are direct-to-consumer carriers (such as Progressive and GEICO) and more traditional, agent-based carriers (such as Liberty Mutual and Nationwide). DTC carriers accounted for approximately 30% of industry premiums in 2018, up from approximately 23% in 2013, according to S&P Global Market Intelligence. This industry shift to more direct distribution is accelerating. According to J.D. Power, GEICO and Progressive captured nearly 84% of premium growth within the auto insurance industry in 2019. This growth is largely driven by their outsized investments, relative to peers, in direct customer acquisition channels. According to S&P Global Market Intelligence, GEICO’s customer acquisition spend increased from $0.9 billion in 2017 to $1.7 billion in 2019, representing 82% growth, and Progressive’s customer acquisition spend increased from $1.5 billion in 2017 to $1.9 billion in 2019, representing 28% growth. Traditional, agent-based carriers have responded by investing more heavily in direct customer acquisition efforts themselves, as well as launching digital brands (such as Nationwide and Spire), acquiring digital agencies (such as Prudential and AssuranceIQ), or acquiring digital insurers (such as Allstate and Squaretrade). At the same time, a number of personal lines InsurTech companies have entered the space to capitalize on this shift (such as Root, Lemonade, and Hippo).

Similarly, tech-enabled distribution businesses focused on health and life insurance, such as eHealth, GoHealth, and SelectQuote, have also emerged in recent years, with revenue growth in excess of 40% in 2019. These companies advertise and acquire customers primarily through digital means and rank among the largest distribution platforms for health and life insurance products.

•

More insurance consumers are shopping online. Consumers are increasingly using the internet not just for research and price discovery but to purchase insurance as well. The J.D. Power 2020 U.S. Insurance Shopping Study suggests that 90% of consumers are open to purchasing their auto insurance online. A decade ago, 35% of consumers who had not made an online auto insurance policy purchase in the past said they would consider doing so in the future, according to the Comscore 2010 Online Auto Insurance Shopping Report. This shift is not only prevalent among younger insurance shoppers. According to LexisNexis Insurance Demand Meter, consumers 56 and older are the fastest growing online auto insurance shoppers in the first quarter of 2020. This older demographic is also going online for health information. According to BMC Health Services Research, 63% of people age 65 and older had obtained health information from a website in 2013.

•

Insurance customer acquisition spending is growing. Total insurance customer acquisition spending in 2019 totaled $144 billion, up 6% over the previous year, according to S&P Global Market Intelligence. In fact, two of the top three most-advertised brands in the U.S. across traditional and online channels are insurance companies—Progressive and GEICO. Progressive’s customer acquisition spend grew approximately 29% year over year to nearly $1.7 billion in 2019, while GEICO’s customer acquisition spend grew almost 12% to nearly $2 billion in the same period. In the face of such aggressive spending and customer acquisition by DTC insurance carriers such as Progressive and GEICO, agent-based carriers are compelled to spend heavily to remain competitive.

•

Digital customer acquisition spending by insurers has plenty of headroom. According to William Blair, insurance carriers lag in customer acquisition spend in terms of percentage of budget allocated to digital. While the advertising industry as a whole now aligns its allocation of digital dollars with consumers’ time spent online (56% respectively in 2019), insurers allocate only 20-25% of their budgets to digital channels. Even category-leader Progressive is estimated to allocate only 30% of its budget to digital. William Blair further estimates that digital spend by the insurance industry is expected to grow at a 24% CAGR over the next six years, reaching approximately $16 billion by 2025, representing 31% of overall customer acquisition budgets.

•

Carriers and distributors are increasingly focused on optimizing customer acquisition budgets. Mass-market customer acquisition spend is becoming more costly, leading carriers and distributors to increasingly focus on optimizing customer acquisition spend. They are able to do so by adopting the more sophisticated customer acquisition strategies enabled by data science. A significant percentage of marketers believe the inability to measure customer acquisition impact across channels and campaigns is one of their biggest challenges in demonstrating customer acquisition performance. We believe there is growing demand for improved transparency of Consumer Referral quality, for carriers to secure higher quality Consumer Referrals online, and for the ability to manage consumer acquisition spend across multiple vendors. A survey by CMO in February 2020 reported that marketing analytics spending is expected to increase by 56% in the next three years.

MediaAlpha is poised to capitalize on these trends. We believe we provide one of the leading technology platforms that enables insurance carriers and distributors to efficiently acquire customers online at scale. Our platform allows buyers to target consumers granularly and to determine their pricing based on how they value various consumer segments. Buyers leveraging our predictive analytics and data science capabilities make value-maximizing decisions on how to acquire customers. This results in greater customer acquisition efficiency and better return on investment, allowing us to attract more buyers into the ecosystem. Simultaneously, we provide our supply partners the insights and tools they need to drive competition for their high-intent consumers and maximize yield, which draws more supply partners into the ecosystem, providing our buyers with even more high-quality demand sources. As both demand and supply partners begin to see the benefits of the platform, we deepen our relationships with them through additional integrations that drive more data into the platform. All of this creates the powerful “flywheel” effect that has propelled our business forward as a result of the value created within our ecosystem.

Our platform

We have created one of the largest global insurance customer acquisition technology platforms. For the year ended December 31, 2019, we had $560 million in Transaction Value and served over 760 total insurance partners. For the six month period ended June 30, 2020, we had $341.3 million in Transaction Value and served over 688 total insurance partners.

Our buyers use our platform to access over 300 million high-intent consumers annually, sourced from over 380 insurance sellers as of June 30, 2020. We serve over 500 buyers across our core insurance verticals, including insurance carriers, InsurTech companies, agencies, and brokers. Our platform was designed for multiple Consumer Referral products and flexible deployment models to best serve the varying needs of our partners.

Insurance carriers access our platform through a self-service web interface that enables them to manage customer acquisition strategies across all sources of Consumer Referrals, efficiently and with full transparency. Our platform provides insurance companies sophisticated targeting capabilities for efficient customer acquisition. Further, it offers our partners the ability to offset customer acquisition costs by using predictive analytics to refer non-converting consumers to other carriers, delivering better returns on investment relative to traditional channels.

We connect insurance companies with websites where consumers shop for insurance. Insurance carriers and distributors are able to target high-intent consumers when they are actively shopping for insurance. Our end consumers typically access our partners’ websites or our proprietary websites looking for an insurance quote, where they volunteer relevant data in connection with their quote request. Our platform then controls the matching of these consumers with insurance companies, presenting them with multiple brands to choose from. We believe the rich data available with every consumer quote request gives our platform the unparalleled ability to direct each Consumer Referral to the right set of carriers. We maximize value to both demand and supply partners by allowing insurance companies to reach consumers when they are actively shopping and precisely target granular consumer segments using rich data. This is evidenced by the value insurance carriers place on Consumer Referrals from the MediaAlpha platform: according to Market Charts, the average search engine cost-per-click in the broader insurance industry from 2019-2020 was $19, while the average cost-per-click for our high-quality auto insurance partners in our platform for the twelve month period ended June 30, 2020 was approximately $37(3), due to the higher evidence of intent, availability of richer targeting data, and conversion to sale attributes of consumer clicks from such partners’ websites.

We enable insurance companies to reach and acquire new customers in multiple ways. In our platform, end consumers can engage with insurance companies based on their preferences. Our platform enables consumers to (i) proceed to an insurance carrier’s website on a self-directed basis to purchase a policy (click), (ii) engage with an insurance carrier or agent via phone (call), or (iii) submit their data to insurance companies to receive inbound inquiries (lead). Our platform’s flexibility in turn enables insurance carriers to acquire and convert consumers through one or more touchpoints, depending on their strengths and preferences. As of December 31, 2019, clicks, calls, and leads represented 75.7%, 8.3%, and 16.0% of our Transaction Value, respectively. As of June 30, 2020, clicks, calls, and leads represented 78.6%, 12.7%, and 8.7% of our Transaction Value, respectively.

Our platform leverages precise data and data science for maximum efficiency. Insurance carriers use precise data to target and price consumer segments across demographic and geographic attributes on a source transparent basis. This allows insurance carriers to pay the right price for every customer acquisition opportunity based on their business objectives. Insurance carriers integrate with our platform to provide real-time conversion feedback, allowing them to measure returns granularly and execute algorithmic optimization of customer acquisition cost to match expected LTV. We have conversion data integrations with 14 of the top 20 insurance buyers as of December 31, 2019 and June 30, 2020, representing 46% and 53% of Transaction Value attributed to our insurance verticals, respectively. Increasing the number and depth of our conversion integrations with our partners remains a key priority.

Insurance carriers are able to extract the maximum value from each consumer opportunity. We have extensive data integrations with our partners to support efficient customer acquisition. These data integrations allow us to more seamlessly transact a Consumer Referral by taking information an end consumer has already provided and pre-populating it into an insurance carrier’s purchase process, potentially increasing policy conversion rates. This enhances the value of the Consumer Referral to our insurance carriers, adding significant value to all parties in our platform. Currently, we have 38 buyers with this type of integration, representing 42.7% of Transaction Value attributed to our insurance verticals as of June 30, 2020. Increasing the number and depth of our data integrations with our partners remains a key priority, and we believe this number will increase as our platform grows.

Our transaction models. We transact with our demand partners and supply partners through two operating models, open platform and private platform. In our open platform transactions, we have separate agreements with demand partners and suppliers and have control over the Consumer Referrals that are sold to our demand partners. In our private platform transactions, demand partners and suppliers contract with one another directly, and we earn fees from our demand and supply partners based on the Consumer Referrals transacted.

(3)	Represents (i) the aggregate amount we charged to our demand partners for the twelve month period ended June 30, 2020 for clicks purchased from a representative sample of our supply partners in the auto industry, divided by (ii) the total number of clicks purchased by such demand partners from us over the same period. Such sample includes our supply partners in the auto industry with advertising spend of $500,000 or more for the twelve month period ended June 30, 2020 and who are insurance carriers or otherwise generate search traffic via desktop.

For a description of these arrangements, see “Management’s discussion and analysis—Key components of our results of operations—Revenue.”

Our technology

Our product is a technology platform that allows insurance carriers and distributors to acquire customers and optimize customer acquisition costs to align with expected customer LTV, in a single data-rich but user-friendly environment. Our technology is what enables our growth, scale, and operating leverage and differentiates us from our competitors. It is also what enables our partners to scale their customer acquisition and monetization, or both, efficiently and with minimal operating overhead. With over 60 million paid transactions on our platform in 2019, we believe we offer the largest source of Consumer Referrals in the insurance sector.

Our product is a robust and real-time customer acquisition and predictive analytics platform. It is fueled by rich, anonymized consumer data through extensive data integrations. At the heart of our platform is a set of proprietary predictive analytics algorithms that incorporate hundreds of variables to generate conversion probabilities for each unique consumer, enabling our partners to align customer acquisition costs with expected customer LTV across the platform.

Our platform architecture is elegant, scalable, and vertical agnostic, which has enabled us to innovate rapidly in our core insurance verticals and grow opportunistically across sectors with similarly attractive attributes. We continuously invest in our technology and believe that our focus on innovation enhances our competitive position.

We believe the following attributes collectively differentiate the MediaAlpha technology platform:

Multiple high-quality Consumer Referrals accessible through a single platform with transparent pricing and control. Most insurance carriers and distributors today have multiple sources for customer acquisition. These sources offer a wide range of Consumer Referral quality and, in most cases, must be managed manually and separately by insurance carriers. Our platform allows users to access multiple sources of Consumer Referrals made available by us transparently through a unified platform with a single sign-on, creating scale and operational efficiencies.

Proprietary user data integrated in a secure environment. Our platform allows buyers to fully integrate first-party consumer data to enhance targeting parameters, bidding granularity, and conversion tracking, resulting in more accurate customer acquisition and lifetime value predictions. We maintain robust data security protections and preserve the confidentiality of each insurance carrier’s customer acquisition strategy. We are able to seamlessly aggregate this data across all of our users to enhance our predictive analytics model while maintaining end-consumer confidentiality. We believe this has allowed us to continue strengthening our rich consumer database and analytics platform and maintain strong relationships with our partners.

Robust data science tools to optimize customer acquisition. Our unique search and conversion datasets enable automated, algorithmic customer acquisition optimizations. As our platform grows and processes more customer acquisition transactions, we gather more conversion data to further refine our predictive analytics algorithms. This further enhances our platform’s capability to predict our partners’ expected return per consumer and support more efficient customer acquisition strategies. We believe this creates a flywheel effect by which the attractiveness and value of our platform will grow as we continue to scale.

Self-service model. We offer a self-service model that empowers our partners to directly manage the buying and selling process independently. Supply partners can easily manage their digital consumer traffic on our platform, while demand partners can direct their consumer acquisition spend in real time with minimal involvement from our team. We believe this enables us to scale efficiently without requiring significant investments in sales and support functions.

Highly extensible and scalable platform. Our platform and industry-agnostic technology enables us to quickly expand our operations into existing and adjacent verticals with minimal investments. We have scaled the property & casualty insurance vertical organically to $415 million in Transaction Value as of June 30, 2020, and have since entered the health and life insurance verticals, which have been collectively scaled to $180 million in Transaction Value as of June 30, 2020. While our focus remains on insurance, we will continue to grow opportunistically in sectors with similar, attractive market fundamentals. We believe our proprietary technology will allow us to react nimbly to growing demands and opportunities in emerging verticals.

Our target audience

Our buyers: Our demand partners are insurance carriers and distributors looking to target high-intent consumers deep in their purchase journey. Repeat buyers continue to be a strong driver of our growth, with 96.8% of our Transaction Value for 2019 driven by repeat buyers from 2018 (with Transaction Value from such repeat buyers increasing 35.6% in 2019) and 99.3% of our Transaction Value for the six month period ended June 30, 2020 driven by repeat buyers from 2019. Annual spend per demand partner on our platform who contribute over $1 million in Transaction Value annually has continued to increase from $5.0 million in 2018 to $6.0 million in 2019 and further to $7.7 million for the twelve months ended June 30, 2020.

Our value proposition for buyers

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Efficiency at scale. We believe we operate the insurance industry’s largest customer acquisition platform, delivering the volume insurance companies need to drive meaningful business results, while also providing precise targeting capabilities to ensure they connect with the right prospects. We believe this gives our demand partners the ability to realize greater efficiencies relative to other customer acquisition channels.

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Granular and transparent control. Our platform allows for real-time, granular control and full-source transparency with every buying and pricing decision. We believe this gives our buyers the flexibility they need to realize favorable lifetime value relative to customer acquisition costs to maximize their revenue opportunities.

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Unparalleled partnership. With a fully managed service option, custom integrations, and industry-leading technology, we are dedicated to providing long-term value to our buyers’ businesses. We have designed our platform to put the best interests of our partners first, fostering a healthy ecosystem within which buyers can transact with confidence.

Our Sellers: Our supply partners use our platform to monetize their digital consumer traffic. Our supply partners are primarily insurance carriers looking to maximize the value of non-converting or low LTV consumers, and insurance-focused research destinations looking to monetize high-intent customers. Repeat sellers continue to be a strong driver of our growth, with 95.7% of our Transaction Value for 2019 driven by repeat sellers from 2018 (with Transaction Value from such repeat sellers increasing 28.7% in 2019) and 99.7% of our Transaction Value for the six month period ended June 30, 2020 driven by repeat sellers from 2019. Annual spend per supply partner on our platform who contribute over $1 million in Transaction Value annually has continued to increase from $6.5 million in 2018 to $7.8 million in 2019 and further to $9.0 million for the twelve month period ended June 30, 2020.

Our value proposition for sellers

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Yield maximization. Our proprietary technology platform provides sellers with a suite of optimization tools, as well as inventory and buyer management features that maximize competition for, and yield from, their high-intent consumers.

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Predictive analytics. Through our platform’s advanced predictive analytics features, sellers can assess conversion probabilities and expected customer LTV for every consumer in real time. We believe the integration of these data science models with our sellers’ user experience decision engines is a unique differentiator of our business.

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Real-time insights. We provide our sellers with unique data as to the type of consumer segments each buyer values. By providing in-depth reporting and real-time, granular insights, our sellers have the ability to continuously optimize their own customer acquisition and monetization decisions.

Our End Consumers: Our end consumers are primarily high-intent, online insurance shoppers. Due to the broad participation of top-tier insurance carriers within our ecosystem, consumers are able to more efficiently navigate a range of options and offers relevant to their policy searches. Through June 30, 2020, an average of 25.6 million consumers shopped for insurance products monthly through the websites of sellers on our platform and our proprietary websites.

Our value proposition for end consumers

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Search relevancy. By enabling insurance carriers and distributors to apply sophisticated targeting, we facilitate the delivery of hyper-relevant product options to our end consumers based on consumer-provided demographics and other relevant characteristics. We believe this improves the overall research and purchase experience and allows our end consumers to make better real-time decisions.

•

Shopping efficiency. We facilitate access to the most relevant products for each respective end consumer, allowing for minimal research and maximum efficiency, through an omni-channel, seamless consumer platform experience. We enable consumers to comparison shop and interact with insurance carriers and distributors through multiple mediums, including directly online or offline.

Our strengths

We believe that our competitive advantages are based on the following key strengths:

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Highly scalable, innovative technology platform with rich data. Our proprietary platform is built to be highly extensible and flexible, enabling us to quickly and efficiently develop custom solutions and tools to address the varying and evolving needs of our partners. Supported by our predictive analytics algorithms, our platform is able to provide continuous, real-time feedback and insights that buyers use to maximize the value of every consumer opportunity. Our deep data integrations allow our buyers to utilize millions of anonymized data points to target and acquire their desired customers with a unique level of precision and control. As of June 30, 2020, there were over 380 insurance supply partners on our platform. We also provide our supply partners with sophisticated, data-driven yield management and monetization capabilities. We believe these capabilities are critical to our partners’ monetization strategies, as they enable optimization of business performance and revenue. Our platform is vertical agnostic, allowing us to expand into new markets with attractive attributes.

The increased participation in our technology-driven platform will continue to generate valuable data, enhance feedback loops, and drive stronger results for all participants in the ecosystem. We believe this creates a flywheel effect as our platform grows.

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Superior operating leverage. We designed our business to be highly scalable, driving sustainable long-term growth that delivers superior value to both demand and supply partners. Our technology enables us to grow in a highly capital efficient manner, with minimal need for working capital or capital expenditure investment. In 2019, we employed 81 individuals on average who drove $560.1 million of Transaction Value ($6.9 million per employee), $17.8 million of net income ($0.2 million per employee), and $42.9 million of Adjusted EBITDA ($0.5 million per employee) for the year, reflecting the high operating leverage of our platform. For the six month period ended June 30, 2020, we employed 89 individuals on average who drove $341.3 million of Transaction Value ($3.8 million per employee), $19.0 million of net income ($0.2 million per employee), and $25.9 million of Adjusted EBITDA ($0.3 million per employee).

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Sticky, tenured relationships with insurance carriers and distributors. We have developed multi-faceted, deeply-integrated partnerships with insurance carriers and distributors, who are often both buyers and sellers on our platform. We enable insurance carriers and distributors as buyers to optimize customer acquisition spend by offering source-level transparency, granular controls, and predictive tools to drive measurably superior performance. When we work with these same carriers and distributors as sellers, we enable them to use data science to maximize value from consumers by turning high-intent policy shoppers unlikely to convert with that specific carrier or distributor into highly valuable Consumer Referrals for other carriers or distributors.

We believe the versatility and breadth of our offerings, coupled with our focus on high-quality products, provide significant value to insurance carriers and distributors, resulting in strong retention rates. As a result, many insurance carriers and distributors use our platform as their central hub for broadly managing digital customer acquisition and monetization.

Our relationships with our partners are deep, long standing, and involve the top-tier insurance carriers in the industry. In terms of buyers, 15 of the top 20 largest auto insurance carriers by customer acquisition spend are on our platform. In 2019, 96.8% of total Transaction Value executed on our platform came from demand partner relationships from 2018. In the six month period ended June 30, 2020, 99.3% of total Transaction Value executed on our platform came from demand partner relationships from 2019. Approximately half of our supply partners have been on our platform since 2016.

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Culture of transparency, innovation, and execution. Since inception, our co-founders have led with the vision of bringing unparalleled transparency and efficiency to the online customer acquisition ecosystem, executed through a powerful technology-enabled platform. Transparency is built into our platform and is at the heart of our culture, enabling us to focus on sustainable long-term success over near-term wins. We are relentless about continuous innovation and aim to use our platform to solve big industry-wide problems. We are data-driven and focused on delivering measurable results for our partners. We believe that our long-term vision, dedication to solving systemic problems in the industry, and our relentless drive to improve will continue to empower us to be the platform of choice for our partners.

Our growth opportunities

We intend to grow our business through the following key areas:

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Increase Transaction Value from our partners. We aim to increase overall Transaction Value from our partners across our insurance verticals by continuously improving the volume and accuracy of customer conversion data, eliminating friction between consumer handoffs, and developing additional tools and features to increase engagement. We believe that providing our platform participants with better value and a larger selection of high-quality Consumer Referrals over time will lead to increased spending on our platform.

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Improve ecosystem efficiency. We believe that traditional customer acquisition models are highly inefficient, charging platform users inflated prices while lacking the transparency and granularity to allow participants to reach end consumers effectively. We were founded to disrupt and address these systemic inefficiencies and will continue to do so by enhancing automated buying strategies and granular price discovery processes. We will continue to expand our platform and drive value for all participants within the ecosystem by increasing the data integration with our partners into our platform.

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Bring new partners to our platform. There are potential buyers and sellers who are not yet using our platform. We intend to gain adoption of our platform with new insurance partners through business development, word-of-mouth referrals, and inbound inquiries.

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Grow our product offerings. We are constantly exploring new ways to deliver value to our partners through development of new tools and services and improvement of our conversion analytics model. We believe that providing further customized solutions and higher touch services for our partners will enhance the stickiness of our offerings and drive more customer acquisition spend and users to our platform.

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Deepen our relationships with agents. We intend to strategically expand our insurance agency relationships to capture additional customer acquisition spend within our core insurance verticals. We have a dedicated team working to incorporate agents into our digital platform and help them expand their customer acquisition capabilities. We generated over 71 million Consumer Referrals in the twelve month period ended June 30, 2020, equipping us with valuable conversion insights to help us optimize consumer routing to agents based on their desired goals. This dedicated team will continue to enhance our agency capabilities.

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Expand into and scale new verticals. While we have primarily focused our efforts on growing our core insurance verticals, we continue to seek expansion opportunities in markets that share similar characteristics. For example, we entered the health insurance and life insurance markets in 2014, and were able to scale to $155.9 million in Transaction Value for the year ended December 31, 2019, representing 37.1% year over year growth, and $85.2 million in Transaction Value for the six month period ended June 30, 2020, representing 38.6% growth from the six month period ended June 30, 2019. We believe our vertical-agnostic platform and established playbook for entering new markets will allow us to capture attractive market opportunities effectively.

Our competition

We operate in the broadly defined tech-enabled insurance distribution sector. We are part of a sector that is disrupting the conventional agent-based insurance distribution channels. This sector is comprised of companies engaged in varied aspects of customer acquisition. On one end of the spectrum, there are companies that are engaged in simple Consumer Referrals acquisition. These Consumer Referrals are delivered to the insurance carriers or distributors. On the other end of the spectrum, there are companies that acquire the customer through digital channels and take them through the entire needs-based assessment and policy application and submission process.

Within this sector, our closest competitors are technology companies engaged in digital customer acquisition. Traditional digital consumer acquisition models focus on serving buyers of Consumer Referrals by acquiring consumers on behalf of insurance carriers from paid search, proprietary websites or other digital avenues. Our model is different. We operate a transparent, results-driven platform where sophisticated demand and supply partners transact on high-quality Consumer Referrals. We compete on the basis of a number of factors, including return on investment, technology, and client service.

Our platform also offers DTC digital spend optimization capabilities that compete primarily with home grown systems that buyers use to aggregate multiple sources of digital customer acquisition. As the number of digital consumer acquisition sources grows, the complexity and cost of managing those sources continues to increase. As a result, we are seeing significant increases in the frequency and customer acquisition spend of participants on our platform, further enhancing our scale and return on investment to all our partners. We have deep integrations with our partners that cost time and money. We believe our growing scale makes it hard for new entrants to gain direct access to buyers and sellers and replicate what we have built over the years.

Intellectual property

The protection of our technology, intellectual property and proprietary rights is an important aspect of our business. We rely on a combination of trade secret, trademark and copyright laws, confidentiality agreements, and technical measures to establish, maintain and protect our intellectual property rights and technology. Additionally, we enter into confidentiality and invention assignment agreements with our employees and enter into confidentiality agreements with third parties, including our buyers and sellers. However, our contractual provisions may not always be effective at preventing unauthorized parties from obtaining our intellectual property and proprietary technologies. Intellectual property laws, procedures, and restrictions provide only limited protection and any of our intellectual property or proprietary rights may be challenged, invalidated, circumvented, infringed, misappropriated or otherwise violated. Further, the laws of certain countries do not protect intellectual property or proprietary rights to the same extent as the laws of the U.S., and, therefore, in certain jurisdictions, we may be unable to protect our proprietary technology.

Our in-house know-how is an important element of our intellectual property. The development and management of our platform requires sophisticated coordination among many specialized employees. We believe that duplication of this coordination by competitors or individuals seeking to copy our platform would be difficult. The risk of a competitor effectively replicating the functionality of our platform is further mitigated by the fact that our service offerings are cloud-based such that most of the core technology operating on our systems is never exposed to a user or to our competitors. To protect our technology, we implement multiple layers of security. Access to our platform, other than to obtain basic information, requires system usernames and passwords. We also add additional layers of security such as dual-factor authentication, encryption in transit and intrusion detection.

See “Risk factors—Risks related to our intellectual property rights and our technology.”

Regulation

Various aspects of our business are, may become, or may be viewed by regulators from time to time as subject, directly or indirectly, to U.S. federal, state and foreign laws and regulations. We are subject to laws and regulations that apply to businesses in general, such as those relating to worker classification, employment, payments, worker confidentiality obligations, consumer protection and taxation. As an online business, we are also subject to laws and regulations governing the internet, such as those relating to intellectual property ownership and infringement, trade secrets, the distribution of electronic communications, search engines and internet tracking technologies, and could be affected by potential changes to laws and regulations that affect the growth, popularity or use of the internet, including with respect to net neutrality and taxation on the use of the internet or e-commerce transactions.

Because we collect, process, store, share, disclose, transfer and use consumer information and other data and engage in marketing and advertising activities via the phone, email and text messages, we are also subject to laws and regulations that address privacy, data protection and collection, storing, sharing, use, disclosure, retention, security, protection transfer and other processing of personal information and other data, including the California Online Privacy Protection Act, the CCPA, the Personal Information Protection and Electronic Documents Act, the CAN-SPAM Act, CASL, the TCPA, HIPPA, Section 5(c) of the Federal Trade Commission Act, the GDPR, supplemented by national laws (such as, in the United Kingdom, the Data Protection Act 2018) and

further implemented through binding guidance from the European Data Protection Board, the EU’s e-Privacy Directive, which is expected to be replaced by the EU’s e-Privacy Regulation, which is still under development and will replace current national laws that implement the ePrivacy Directive. The burdens imposed by these and other laws and regulations that may be enacted, or new interpretation of existing laws and regulations, may require us to modify our data processing practices and policies and to incur substantial costs in order to comply. We take a variety of technical and organizational security measures and other measures to protect our data, including data pertaining to our end consumers, employees and business partners. Despite measures we put in place, we may be unable to anticipate or prevent unauthorized access to such data.

A substantial majority of the insurance carriers using our platform are property & casualty insurance carriers, health insurance carriers or life insurance carriers. As a result, we are indirectly affected by laws and regulations relating to the insurance and healthcare industries, both of which are heavily regulated. For example, the PPACA and related regulatory reforms have materially changed the regulation of health insurance. While it is difficult to determine the impact of potential reforms on our future business, it is possible that such changes in industry regulation could affect demand for our platform.

Because the laws and regulations governing the internet, privacy, data security, marketing, insurance and healthcare are constantly evolving and striving to keep pace with innovations in technology and media, it is possible that we may need to materially alter the way we conduct some parts of our business activities or be prohibited from conducting such activities altogether at some point in the future. See “Risk factors—Risks related to laws and regulation.”

Employees

As of June 30, 2020, we had 89 full-time employees. None of our employees are represented by any collective bargaining unit or are a party to a collective bargaining agreement.

Facilities

Our principal executive office is located in Los Angeles, California. In addition to our Los Angeles office, we operate from two other offices located in Redmond, Washington and Tampa, Florida. We lease each of our offices. We believe that our current facilities are adequate to meet our immediate needs.

Legal proceedings

From time to time we are a party to various litigation matters incidental to the conduct of our business. We are not presently party to any legal proceedings the resolution of which we believe would have a material adverse effect on our business, prospects, financial condition, liquidity, results of operation, cash flows or capital levels.

Management

Executive officers upon completion of the offering

The following table sets forth information as of                regarding individuals who are expected to serve as our executive officers following the completion of this offering:

Name	Age	Position

Steven Yi	50	Chief Executive Officer and Co-Founder

Eugene Nonko	40	Chief Technology Officer and Co-Founder

Ambrose Wang	42	Co-Founder

Tigran Sinanyan	38	Chief Financial Officer

Keith Cramer	40	Senior Vice President, Supply Partnerships

Amy Yeh	42	Senior Vice President, Technology

Brian Mikalis	45	Senior Vice President, Demand Partnerships

Robert Perine	37	Vice President, Product

Serge Topjian	35	Vice President, Media Buying

Jeff Sweetser	36	Vice President, Supply Partnerships

Lance Martinez	49	General Counsel

Steven Yi, 50, has served as the Chief Executive Officer of the Company since June 2011. Prior to joining the Company, Mr. Yi co-founded and served as the Chief Executive Officer of Fareloop LLC, a travel comparison website, from 2009 to 2011, and served as Senior Vice President and General Manager, Marketing Services, at Oversee.net, a technology-driven media company that owned and operated a portfolio of consumer and business-to-business properties, from 2007 to 2009. Mr. Yi received his undergraduate degree in East Asian Studies from Harvard University and his J.D. from Harvard Law School.

Eugene Nonko, 40, has served as the Chief Technology Officer of the Company since June 2011. Prior to joining the Company, Mr. Nonko served as Vice President, Research and Development at Oversee.net, a technology-driven media company that owned and operated a portfolio of consumer and business-to-business properties, from 2004 to 2010, and served as a Software Engineer at Microsoft, a leading multinational technology company, from 2001 to 2004. Mr. Nonko received his B.S. and M.S. in Information Technology and Economics from Altai State Technical University.

Ambrose Wang, 42, has served as Co-Founder of the Company since June 2011. Prior to joining the Company, Mr. Wang co-founded Fareloop, LLC, a travel comparison website, from 2009 to 2011, and served as Executive Producer at Oversee.net, a technology-driven media company that owned and operated a portfolio of consumer and business-to-business properties, from 2006 to 2009. Prior to that, Mr. Wang founded Imigis Consulting, an online marketing services company, from 2001 to 2006. Mr. Wang received his undergraduate degree in Computing from Oxford University.

Tigran Sinanyan, 38, has served as the Chief Financial Officer of the Company since August 2015 and previously served as Vice President, Finance, of the Company, from January 2012 to August 2015. Prior to joining the Company, Mr. Sinanyan served as Senior Manager, Corporate Development and Finance, at Oversee.net, a

technology-driven media company that owned and operated a portfolio of consumer and business-to-business properties, from 2007 to 2012. Prior to that, Mr. Sinanyan served as Manager of Strategy and Corporate Development at Lexicon Marketing, a direct response TV marketer of products and services to the U.S. Hispanic market, from October 2005 to October 2007. Mr. Sinanyan received his undergraduate degree in Business Administration from the University of California, Berkley, Haas School of Business.

Keith Cramer, 40, has served as Senior Vice President, Supply Partnerships, of the Company since March 2014. Prior to joining the Company, Mr. Cramer served as a Vice President at Vantage Media, an advertising technology company that specialized in online customer acquisition in the insurance and education verticals, from 2012 to 2014. Prior to that, Mr. Cramer served at QuinStreet, an online performance marketing company that provides online platform solutions to match consumers with brands in digital media, as Senior Director, Insurance, from 2010 to 2012, as Director, Insurance, from 2009 to 2010, and as Senior Manager, SureHits Publishing, from 2008 to 2009. Mr. Cramer received his undergraduate degree in Management and Economics from the University of Florida, Warrington College of Business Administration and his M.B.A. from Oklahoma Christian University.

Amy Yeh, 42, has served as Senior Vice President, Technology, of the Company since January 2019 and Vice President, Engineering, of the Company from March 2015 to December 2018. Prior to joining the Company, Ms. Yeh served as the Chief Technology Officer at Wedge Buster, a gaming company specializing in sports gaming and fantasy sports on social networks and mobile platforms, from 2011 to 2015, and served as the Chief Product Officer at Federated Media Publishing, a digital content and marketing company that delivers advertising opportunities and engagement tools to reach agencies’ and brands’ target audiences, from 2010 to 2011. Prior to that, Ms. Yeh served as Senior Vice President, New Media and Digital Technology at STAR TV, a premier satellite television broadcaster in Asia, from 2008 to 2009. Ms. Yeh received her undergraduate degree in Computer Science and Integrated Biology from the University of California, Berkley.

Brian Mikalis, 45, has served as Senior Vice President, Demand Partnerships, of the Company since March 2020. Prior to joining the Company, Mr. Mikalis served as Senior Vice President, National Sales, at Firefly, a marketing company that installs and sells digital advertising on displays mounted to the tops of taxi and rideshare vehicles, from 2019 to 2020. Prior to that, Mr. Mikalis served at Pandora, a leading music and podcast discovery platform, as Senior Vice President, Monetization and Mid-Market Sales, from 2012 to 2018 and as Vice President, Performance, Inside and Local Sales, from 2009 to 2012. Mr. Mikalis received his undergraduate degree in Economics from the University of California, Santa Barbara and his M.B.A. from Saint Mary’s College of California.

Robert Perine, 37, has served as Vice President, Product, of the Company since August 2017. Prior to joining the Company, Mr. Perine served in Product Management at OpenX, a programmatic advertising technology company that optimizes a company’s advertising revenue, from 2015 to 2017, and served as Senior Manager, Product Management, at Demand Media, an online content company that operates brands including eHow, livestrong.com and Society6, from 2009 to 2015. Mr. Perine received his undergraduate degree in Computer Science from University of Southern California.

Serge Topjian, 35, has served as Vice President, Media Buying, of the Company since January 2018 and Vice President, Paid Media, of the Company from May 2013 to January 2018. Prior to joining the Company, Mr. Topjian served as Senior Manager, Search Engine Marketing, at LegalZoom, a technology platform that provides access to professional legal advice, from 2013 to 2015, and served as Manager, Search Engine Marketing, at Oversee.net, a technology-driven media company that owned and operated a portfolio of consumer and business-to-business properties, from 2008 to 2011. Mr. Topjian received his undergraduate degree in Business Administration, Economics and Management from California State University, Northridge.

Jeff Sweetser, 36, has served as Vice President, Supply Partnerships, of the Company since January 2020, and as a Senior Director, Supply Partnerships, of the Company since October 2015. Prior to joining the Company, Mr. Sweetser served as a Senior Director at Katch, an advertising technology company that specialized in online customer acquisition in the insurance and education verticals, from 2014 to 2015, as a Director from 2013-2014, and as Senior Manager from 2012-2013. Prior to that, Mr. Sweetser served at Inflection, a big data company as a Senior Manager, Affiliate Sales, from 2011 to 2012. Mr. Sweetser received his undergraduate degree in Marketing from Santa Clara University, the Leavey School of Business.

Lance Martinez, 49, has served as General Counsel of the Company since December 2017. Prior to joining the Company, Mr. Martinez served as a Partner at Invictus Advisors, a boutique business consultancy and law firm focused on providing services to entrepreneurial companies, from 2011 to 2017. Mr. Martinez served at Oversee.net, a technology-driven media company that owned and operated a portfolio of consumer and business-to-business properties, as General Counsel, Domain Services, from 2009 to 2011 and as General Manager, Domain Management, from 2007 to 2009. Mr. Martinez received his undergraduate degree in Economics from the University of California, Davis and his J.D. from Yale Law School.

Board of directors upon completion of the offering

Upon completion of this offering, we expect that our Board of Directors will consist of nine members. The following table sets forth information as of                regarding individuals who are expected to serve as members of our Board of Directors upon completion of this offering.

Name	Age	Position	Committee memberships

The name and description of each director will be included in a subsequent filing.

Election of directors

At the completion of this offering, we expect that our Board of Directors will initially be divided into three classes, each of which is expected to be composed initially of three directors. The directors designated as Class I directors will have terms expiring at the first annual meeting of stockholders following the completion of this offering, which we expect to hold in                . The directors designated as Class II directors will have terms expiring at the following year’s annual meeting of stockholders, which we expect to hold in                , and the directors designated as Class III directors will have terms expiring at the following year’s annual meeting of stockholders, which we expect to hold in                . Commencing with the first annual meeting of stockholders following the completion of this offering, which we expect to hold in                , directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires and thereafter will serve for a term of three years. As a result, a portion of our Board of Directors will be elected each year. At any meeting of stockholders for the election of directors at which a quorum is present, the election will be determined by the affirmative vote of a majority of the issued and outstanding shares of common stock, voting together as one class, entitled to vote in the election.

•	Our Class I directors will initially be and .

•	Our Class II directors will initially be and .

•	Our Class III directors will initially be and .

There will be no limit on the number of terms a director may serve on our Board of Directors. In case of any increase or decrease, from time to time, in the number of directors, the number of directors in each class will be apportioned as nearly equal as possible. The division of our Board of Directors into three classes with staggered three-year terms may have the effect of discouraging, delaying or preventing a transaction involving a change in control.

Pursuant to the stockholders’ agreement we intend to enter into with White Mountains, Insignia and the Founders in connection with this offering, for so long as each of White Mountains, Insignia and the Founders owns at least 12.5% of our issued and outstanding shares of common stock as of the closing of this offering, such stockholder will be entitled to nominate two directors to serve on our Board of Directors. When such stockholder owns less than 12.5% but at least 5% of our issued and outstanding shares of common stock as of the closing of this offering, such stockholder will be entitled to nominate one director. White Mountains, Insignia and the Founders will agree in the stockholders’ agreement to vote for each other’s board nominees.

We expect our amended and restated bylaws to provide that the authorized number of directors may only be changed by a resolution adopted by a majority of our Board of Directors, subject to the terms of our stockholders’ agreement.

Under the stockholders’ agreement and subject to our amended and restated certificate of incorporation, our amended and restated bylaws and applicable law, certain actions cannot be taken by us without the prior written consent of a majority in interest of White Mountains, Insignia and the Founders, for so long as such stockholders continue to own at least a majority of the issued and outstanding shares of common stock after the completion of this offering. These actions include, among others, increasing or decreasing the size of the board and engaging in change of control transactions. See “The reorganization of our corporate structure—Stockholders’ agreement.”

Controlled company

Certain of our existing investors that we expect to be a party to a stockholders’ agreement upon the completion of this offering will own a majority of the voting power of our outstanding common stock following the completion of this offering. Accordingly, we expect to be considered a “controlled company” under the          rules. Under these rules, a “controlled company” may elect not to comply with certain corporate governance requirements, including the requirements that, within one year of the date of listing of our Class A common stock:

•	we have a board that is composed of a majority of “independent directors” as defined under the rules; and

•	we have a compensation committee and nominating and corporate governance committee that is composed of independent directors.

We intend to take advantage of these exemptions following the completion of this offering. These exemptions do not modify the independence requirements for our audit committee, and we intend to comply with the applicable requirements of the Sarbanes-Oxley Act and rules with respect to our audit committee within the applicable time frame.

Director independence

In                , our Board of Directors undertook a review of the composition of our Board of Directors, the audit committee, the compensation committee and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our Board of Directors has determined that, with the exception of                  and                 , each of our directors is “independent” as defined under the rules of the                . Our Board of Directors also determined that                ,                  and                 , who comprise our Audit Committee, satisfy the independence standards for those committees established by the SEC and the rules of                 . In making such determinations, our Board of Directors considered the relationships that each such non-employee director has with our Company and all other facts and circumstances our Board of Directors deemed relevant in determining independence, including the beneficial ownership of our capital stock by each non-employee director and any institutional stockholder with which he or she is affiliated.

Board committees

Our Board of Directors has established standing committees in connection with the discharge of its responsibilities. These committees include the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. Our Board of Directors may also establish such other committees as it deems appropriate, in accordance with applicable law and our corporate governance documents. Following this offering, a copy of each committee’s charter will be posted on the corporate governance section of our website, www.mediaalpha.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our common stock.

Audit committee

The Audit Committee’s primary responsibilities include:

•	overseeing management’s establishment and maintenance of adequate systems of internal accounting and financial controls;

•	reviewing the effectiveness of our legal and regulatory compliance programs;

•	overseeing our financial reporting process, including the filing of financial reports; and

•	selecting independent auditors, evaluating their independence and performance and approving audit fees and services performed by them.

The members of our Audit Committee are                ,                and                 . Our Board of Directors has determined that                and                are “audit committee financial experts” as defined by applicable SEC rules.

Compensation committee

The Compensation Committee’s primary responsibilities include:

•	ensuring our executive compensation programs are appropriately competitive, supporting organizational objectives and stockholder interests and emphasizing pay for performance linkage;

•	evaluating and approving compensation and setting performance criteria for compensation programs for our chief executive officer and other executive officers; and

•	overseeing the implementation and administration of our compensation plans.

The members of our Compensation Committee are                  and                .

Nominating and corporate governance committee

The Nominating and Corporate Governance Committee’s primary responsibilities include:

•	recommending nominees for our Board of Directors and its committees;

•	recommending the size and composition of our Board of Directors and its committees;

•	reviewing our corporate governance guidelines and proposed amendments to our certificate of incorporation and bylaws; and

•	reviewing and making recommendations to address stockholder proposals.

The members of our Nominating and Corporate Governance Committee are                  and                  .

Code of business conduct and ethics

Prior to the completion of this offering, our Board of Directors intends to adopt a code of business conduct and ethics, or “Code of Ethics,” which will apply to all of our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. The Code of Ethics will be available upon written request to our Corporate Secretary or on our website at www.mediaalpha.com. If we amend or grant any waiver from a provision of our Code of Ethics that applies to any of our executive officers, we will publicly disclose such amendment or waiver on our website and as required by applicable law.

Executive compensation

This section provides a discussion of the compensation paid or awarded to our principal executive officer and our two other most highly compensated executive officers for fiscal 2019. We refer to these individuals as our named executive officers (“NEOs”). For fiscal 2019, our NEOs were Steven Yi, our Chief Executive Officer and Co-Founder; Eugene Nonko, our Chief Technology Officer and Co-Founder; and Tigran Sinanyan, our Chief Financial Officer.

This discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion. As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the disclosure requirements applicable to emerging growth companies.

Summary compensation table for fiscal year 2019

The following table sets forth the total compensation awarded to, or earned by or paid to, our NEOs with respect to fiscal 2019.

Name and principal position	Fiscal year	Salary ($)(1)	Bonus ($)(2)	Stock awards ($)(3)	Nonequity incentive plan compensation ($)(4)	All other compensation ($)(5)	Total ($)
Steven Yi Chief Executive Officer and Co-Founder	2019	500,000	200,000	1,893,783	600,000	8,400	3,202,183
Eugene Nonko Chief Technology Officer and Co-Founder	2019	534,000	200,000	1,893,783	600,000	8,400	3,236,183
Tigran Sinanyan Chief Financial Officer	2019	300,000	75,000	235,365	240,000	57,847	908,212

(1)	Salary amounts shown above represent actual salary earned during the year, reported as gross earnings (i.e., gross amounts before taxes and applicable payroll deductions).

(2)	For each NEO, reflects the portion of 2019 annual cash bonus awarded for the successful completion of our 2019 recapitalization transaction and investment from Insignia, determined in the discretion of the board of directors of QL Holdings LLC. The remaining portion of the NEO’s 2019 annual cash bonus was tied to achievement of Company performance metrics for 2019, and is reported in the “Nonequity incentive plan compensation” column and described in footnote (4) below. Annual cash bonuses for 2019 performance were paid in early 2020. Amounts in this column are reported as gross earnings (i.e., gross amounts before taxes and applicable payroll deductions).

(3)	The amounts in this column reflect the aggregate grant date fair value of time-vesting Profits Interest Units (defined below under “—Elements of executive compensation—Equity incentive program”) granted in fiscal 2019, computed in accordance with Accounting Standards Codification topic 718 as issued by the Financial Accounting Standards Board. For a description of the assumptions used to determine the compensation cost of these awards, see note 11 to the audited financial statements included elsewhere in this prospectus.

(4)	For each NEO, reflects the portion of 2019 annual cash bonus earned in respect of superior achievement of the Company’s performance goal for 2019, as described under “—Elements of executive compensation—Annual cash bonuses” below. Such amounts were earned at 120% of target. Annual cash bonuses for 2019 performance were paid in early 2020. Amounts in this column are reported as gross earnings (i.e., gross amounts before taxes and applicable payroll deductions).

(5)	Reflects, for each NEO, $8,400 of matching contributions under our 401(k) plan made in respect of fiscal 2019. In addition, for Mr. Sinanyan only, reflects cash received upon redemption of 25% of his then outstanding and unvested profits interest units in connection with our 2019 recapitalization transaction, equal to $49,447 in the aggregate.

Outstanding equity awards at 2019 fiscal year-end

The following table sets forth information regarding outstanding equity compensation awards held as of December 31, 2019 by our NEOs.

Name	Number of units that have not vested (#)(1)	Market value of units that have not vested ($)(2)
Steven Yi	26,150	1,161,746
Eugene Nonko	26,150	1,161,746
Tigran Sinanyan	3,250	148,392

(1)	Reflects the number of unvested Profits Interest Units held, directly or indirectly, by the named executive officer as of December 31, 2019. Each named executive officer’s Profits Interest Unit award vests over four years, subject to continued service through the applicable vesting date. For Messrs. Yi and Nonko, 25% of the Profits Interest Units vested on February 26, 2020, which was the first anniversary of the vesting commencement date set forth in the executive’s award agreement, and the remaining 75% of the Profits Interest Units vests ratably each month over the following 36 months (i.e., beginning on March 26, 2020 and ending on February 26, 2023). For Mr. Sinanyan, 25% of the Profits Interest Units vested on April 1, 2020, which was the first anniversary of the vesting commencement date set forth in the executive’s award agreement, and the remaining 75% of the Profits Interest Units vests ratably each month over the following 36 months (i.e., beginning on May 1, 2020 and ending on April 1, 2023).

(2)	There was no public market for the Profits Interest Units as of December 31, 2019. Each Profits Interest Unit, if vested, participates (directly or indirectly) in pro rata distributions to members of QL Holdings LLC of appreciation above a specified performance threshold value. The specified performance threshold value is equal to the equity value of QL Holdings LLC’s business as of the date of grant, plus an annually compounded 8% return threshold. As of December 31, 2019, the performance threshold value (after taking into account a daily accrual of the annually compounded 8% return threshold) was approximately $267 million. The amounts in this column represent the unvested Profits Interest Units’ pro rata share of appreciation above the specified performance threshold value, calculated as of December 31, 2019 based on the valuation of QL Holdings LLC’s business as of such date, as determined by the board of directors of QL Holdings LLC.

Elements of executive compensation

Base salary

Base salaries are intended to provide a level of compensation sufficient to attract and retain an effective management team, when considered in combination with the other components of our executive compensation program. The relative levels of base salary for our NEOs are designed to reflect each NEO’s scope of responsibility, and in the case of Messrs. Yi and Nonko, reflect the base salary rates agreed to under their respective employment agreements, described below. See the “Salary” column of Summary compensation table for fiscal year 2019, above, for the base salary amounts received by each NEO in fiscal 2019.

Annual cash bonuses

Annual bonus compensation holds executives accountable, rewards the executives based on actual business results and helps create a “pay for performance” culture. The employment agreements for each of Messrs. Yi and Nonko provide that the executive is eligible for an annual target bonus opportunity of 100% of his base salary upon the attainment of one or more pre-established performance goals established by the board of directors of QL Holdings LLC or the compensation committee thereof, in its sole discretion. Any earned annual bonuses are generally payable as a lump sum during the calendar year following the calendar year with respect to which it is earned following completion of the annual audit of financial statements, unless otherwise approved by the board of directors of QL Holdings LLC.

In 2019, each NEO was granted a target bonus opportunity that would be payable upon achievement of our annual Adjusted EBITDA target, as defined in “Summary consolidated financial and operating data.” In light of superior achievement of the Adjusted EBITDA target for 2019, each NEO was awarded a cash bonus equal to 120% of the executive’s target bonus. Additionally, each NEO was awarded a discretionary amount for successful completion of our 2019 recapitalization transaction and investment from Insignia. Bonuses in respect of 2019 performance were paid in early 2020. The following chart shows, for 2019, each NEO’s target bonus opportunity, earned bonus based on Adjusted EBITDA achievement, and additional bonus awarded for our recapitalization transaction:

	2019 target bonus opportunity ($)	Bonus earned for Adjusted EBITDA achievement (120% target) ($)(1)	Bonus for successful 2019 recapitalization ($)(2)	Total 2019 bonus payment ($)
Steven Yi	500,000	600,000	200,000	800,000
Eugene Nonko	500,000	600,000	200,000	800,000
Tigran Sinanyan	200,000	240,000	75,000	315,000

(1)	Bonuses earned for Adjusted EBITDA achievement are shown in the “Non-equity incentive plan compensation” column of the Summary compensation table for fiscal 2019 above.

(2)	Bonuses awarded for the successful completion of our 2019 recapitalization transaction are shown in the “Bonus” column of the Summary compensation table for fiscal 2019 above.

Yi and Nonko employment agreements

In February 2019, each of Messrs. Yi and Nonko entered into employment agreements with QuoteLab, LLC, QuoteLab Holdings, Inc. and QL Holdings LLC. The executive’s employment agreement sets forth his base salary, target annual bonus (equal to 100% of base salary) and 2019 profits interest award opportunity, and provides for eligibility to participate in our employee benefit plans generally. See “—Summary compensation table for fiscal year 2019” above for information on base salaries and annual bonuses paid to our NEOs in respect of fiscal 2019.

Upon a termination of employment for any reason, the executive’s employment agreement provides that he will be entitled to any unpaid base salary through the date of termination and any other amounts or benefits required to be paid or provided either by law or under any employer plan or program (including any earned but unpaid payment of his annual bonus for any fiscal year preceding the fiscal year in which termination occurs, payable on the date bonuses are paid to our other senior executives).

If the executive’s employment is terminated by us without “cause” or by the executive for “good reason” (as such terms are defined in the employment agreement and described below), the executive will additionally be entitled to the following, subject to his delivery of a release of claims in favor of the Company and its affiliates and his material compliance with the restrictive covenants set forth in the limited liability company agreement of QL Holdings LLC:

•	cash severance payable in equal installments over a 12-month period following termination, equal to the sum of the following:

•	the executive’s base salary rate at the time of termination; and

•

a severance bonus for the calendar year during which the termination occurs, equal to (x) the executive’s target bonus multiplied by (y) a fraction, the numerator of which is equal to the number of days worked during the calendar year plus 183 days, and the denominator of which is the total number of days in the calendar year;

•

the executive will receive 12 months of service credit under his 2019 grant of Profits Interest Units (defined below under “—Equity incentive program”), provided, that if a Company Sale (as defined in the limited liability company agreement of QL Holdings LLC and described below) is consummated within 12 months following the date of the executive’s termination of employment, the executive’s 2019 grant of Profits

Interest Units will vest in full upon the consummation of such Company Sale (and if a Company Sale is not consummated within such 12-month period, then any remaining unvested portion, after applying the one-year additional vesting credit, will be forfeited at the end of such 12-month period); and

•

employer contributions to the premium cost for COBRA coverage for the executive and his eligible dependents until the 12-month anniversary of the executive’s termination (or, if earlier, until the executive obtains other employment that offers group health benefits or is otherwise no longer eligible for COBRA coverage).

Under the executive’s employment agreement, “cause” generally means the executive’s:

•

plea of guilty or nolo contendere to, or indictment for, any felony, or conviction of a crime involving moral turpitude that has had or could reasonably be expected to have a material adverse effect on QL Holdings LLC or any of its subsidiaries;

•	commitment of an act of fraud, embezzlement, material misappropriation or breach of fiduciary duty against QL Holdings LLC or any of its subsidiaries;

•	failure for any reason, after 10 days’ written notice, to correct or cease any refusal or intentional or willful failure to comply with the lawful, reasonably appropriate requirement of the employer;

•

chronic absence from work, other than for medical reasons, or a breach of his obligation to devote his business time, attention and efforts to the business (unless approved by the board of directors of QL Holdings LLC in writing, or cured by the executive within 10 days following notice from his employer of the event);

•	use of illegal drugs that has materially affected the performance of his duties (unless the event is cured by the executive within 10 days following notice from his employer of the event);

•

gross negligence or willful misconduct in his duties that has caused substantial injury to QL Holdings LLC (unless the event is cured by the executive within 10 days following notice from his employer of the event); or

•

breach of any non-competition, non-solicitation, and/or confidentiality provision under the QL Holdings LLC limited liability company agreement or any material breach of any proprietary or confidential information or assignment of inventions agreement between the executive and QL Holdings LLC or any of its subsidiaries (unless the event is cured by the executive within 10 days following notice from his employer of the event).

Under the executive’s employment agreement, “good reason” generally means the occurrence of any of the following events without the consent of the executive, unless such events are fully corrected by the employer within 30 days following written notice, and provided that the executive gives written notice of his resignation within 30 days after his actual knowledge of the event and the executive actually terminates his employment within 30 days following the expiration of the employer’s cure period:

•

reduction in the amount of the executive’s base salary rate or target bonus opportunity (other than an across-the-board reduction in the salary level or target bonus opportunities of our senior executives as a group by the same percentage amount and approved by the board of directors of QL Holdings LLC including at least one management member representative);

•	change in the executive’s titles, reporting requirements or reduction in his responsibilities materially inconsistent with the positions he holds;

•	change in the executive’s place of work to a location more than 25 miles from his present place of work; or

•	material breach of QuoteLab, LLC’s obligations under the employment agreement.

Under QL Holdings LLC’s limited liability company agreement, “Company Sale” generally means a sale or transaction pursuant to which a third party owns in excess of 50% of the Class A units of QL Holdings LLC or all or substantially all of the assets of QL Holdings LLC and its subsidiaries on a consolidated basis.

The employment agreements for Messrs. Yi and Nonko also provide for certain repurchase rights of the executive’s direct and indirect ownership interests in QL Holdings LLC, as specified in the employment agreements, upon certain terminations of employment due to “cause.” These repurchase rights terminate upon an initial public offering that satisfies certain proceeds and enterprise value thresholds. It is expected that the repurchase rights will terminate upon the closing of this offering.

Equity incentive program

Each of our NEOs received a profits interest award in QL Holdings LLC following the successful completion of our 2019 recapitalization transaction and investment from Insignia. The award consisted of Class B units of QL Holdings LLC, which is a class of membership interests in QL Holdings LLC that allows the holder to share in the future appreciation of QL Holdings LLC’s business, subject to certain vesting conditions, as described in more detail below. In connection with our reorganization in 2020, each NEO contributed, directly or indirectly, all or a portion of his Class B units of QL Holdings LLC to QL Management Holdings LLC in exchange for Class 2 Units of QL Management Holdings LLC. The Class 2 Units of QL Management Holdings LLC track the value and distributions of Class B units of QL Holdings LLC. The awards granted in 2019 and held, directly or indirectly, by the NEOs are referred to in this prospectus as the “Profits Interest Units.”

The Profits Interest Units were granted pursuant to the Amended and Restated QL Holdings LLC Class B Restricted Unit Plan, which has historically been used to reward and attract key employees and other service providers by providing a profits-based interest in the growth of the value of our business, in order to align such individuals’ interests with those of our owners. When vested, the Profits Interest Units participate in pro rata distributions to members of QL Holdings LLC of appreciation above a specified threshold value. The threshold value is equal to the equity value of QL Holdings LLC’s business as of the grant date of the award, plus an annually compounded 8% return threshold. If QL Holdings LLC’s equity were not to appreciate in value after the grant date of the award, then the Profits Interest Units would have no value. If a Profits Interest Unit is unvested at the time of any distribution to members of QL Holdings LLC, then, unless otherwise determined by the board of directors of QL Holdings LLC in its discretion, the distributions in respect of the unvested Profits Interest Unit would be held back and would be distributed to the executive if and when the Profits Interest Unit actually vests.

The Profits Interest Units promote retention because they are subject to the named executive officer’s continued service with us through vesting dates over a four-year period. The Profits Interest Units vest as to 25% on the first anniversary of the vesting commencement date set forth in the executive’s award agreement, and the remaining 75% vests ratably each month over the following 36 months. In the event of a Company Sale (as defined in QL Holdings LLC’s limited liability company agreement and described above), any unvested Profits Interest Units would become fully vested, subject to the named executive officer’s continued employment through such date. The Profits Interest Units are subject to repurchase rights upon a termination of employment (whereby QL Holdings LLC may elect to repurchase vested units for fair market value or, in the case of a termination for cause or breach of restrictive covenants, zero value); however, these repurchase rights terminate upon the earlier of a Company Sale or an initial public offering that satisfies certain proceeds and enterprise value thresholds. It is expected that these repurchase rights will terminate upon the closing of this offering.

For Messrs. Yi and Nonko only, if such executive’s service relationship is terminated by us without “cause” or by the executive for “good reason” (as such terms are defined in the employment agreement and described above), then, subject to the executive’s delivery of a release of claims in favor of the Company and its affiliates, the executive will receive 12 months of service credit under his award (i.e., the number of Profits Interest Units that would have vested had the executive’s service relationship continued for 12 months following such termination will become vested as of the termination date).

If a Company Sale is consummated (x) within three months following the termination of a named executive officer’s service relationship due to death or disability, (y) within 12 months following the termination of Mr. Yi’s or Mr. Nonko’s service relationship by us without cause or by the executive for good reason or (z) within three months following the termination of Mr. Sinanyan’s service relationship by us without “cause” (as such term is defined in his award agreement and described below), then (i) any Profits Interest Units held by the applicable executive that were unvested at the time of such termination will become fully vested effective as of the Company Sale, and the executive will be entitled to receive consideration with respect to such vested units in connection with such Company Sale, and (ii) to the extent the Profits Interest Units were repurchased prior to the Company Sale, the applicable executive will be paid the difference, if any, between the repurchase price paid to the executive and the amount the executive would have received for his vested units upon the Company Sale had the repurchase right not been exercised. If the Company Sale is not consummated within the specified period following death, disability, termination without cause or resignation for good reason, as applicable, then any unvested units (after giving effect to the 12 months of service credit described above) will be forfeited.

Under Mr. Sinanyan’s 2019 award agreement, “cause” generally means the executive’s:

•

plea of guilty or nolo contendere to, or indictment for, any felony, or conviction of a crime involving moral turpitude that has had or could reasonably be expected to have a material adverse effect on QL Holdings LLC or any of its subsidiaries;

•	commitment of an act of fraud, embezzlement, misappropriation or breach of fiduciary duty against QL Holdings LLC or any of its subsidiaries;

•	failure for any reason, after 10 days’ written notice, to correct or cease any refusal or willful failure to comply with the lawful, reasonably appropriate requirement of the employer;

•	chronic absence from work, other than for medical reasons;

•	use of illegal drugs that has materially affected the performance of his duties;

•	gross negligence or willful misconduct in his duties that has caused substantial injury to QL Holdings LLC or any of its subsidiaries; or

•

breach of any material provision under his award agreement or any employment or service contract, or breach of any confidentiality or assignment of intellectual rights agreement between the executive and QL Holdings LLC or any of its subsidiaries.

In connection with our 2019 recapitalization transaction, QL Holdings LLC redeemed 25% of then outstanding profits interest units held (directly or indirectly) by employees, including Mr. Sinanyan but excluding Messrs. Yi and Nonko, in order to reward employees for a successful transaction and to provide profits interest holders with liquidity. The redemption applied pro rata to vested and unvested profits interest units, but did not apply to awards granted in 2019 in connection with the transaction. Mr. Sinanyan received an aggregate of $653,429 for the redemption of 25% of his then outstanding vested and unvested profits interest units (of which $603,982 represented payment for 25% of his vested profits interest units and $49,447 represented payment for 25% of his unvested profits interest units).

In connection with the offering reorganization, the issued and outstanding Class B units of QL Holdings LLC (including the profits interest units held by our named executive officers) will be recapitalized. For more information regarding the offering reorganization and holding company structure, see “The reorganization of our corporate structure.”

Benefit programs

Our named executive officers are entitled to participate in the various benefit programs we offer to all of our employees, including a 401(k) plan, medical plan, dental plan, vision plan, life insurance plan, and long-term and short-term disability plans. Under our 401(k) plan, we make safe-harbor matching contributions equal to not less than 3% of an employee’s plan-eligible compensation, and may elect to make profit sharing contributions in our discretion. In fiscal 2019, each NEO received a safe-harbor matching contribution of $8,400, and no profit sharing contributions were made to the plan.

Looking forward

Following this offering, we expect that we will continue to offer our key employees compensation directly linked to the performance of our business, which we expect will enhance our ability to attract, retain and motivate qualified personnel and serve the interests of our stockholders. The elements of our executive compensation program described above were designed in light of our organization as a privately held company, and the Company is in the process of reviewing our executive compensation program, and related agreements, to consider changes we might make as a result of this offering and the reorganization of our corporate structure.

For example, in connection with this offering, we intend to establish an omnibus incentive plan (the “Omnibus Incentive Plan”) for the benefit of our employees, officers, directors and consultants, which we will use to provide equity-based incentives to such individuals, aligning their interests with those of our stockholders. See “—2020 Omnibus incentive plan.” Following this offering, we expect that no further grants of awards will be made under the Amended and Restated QL Holdings LLC Class B Restricted Unit Plan.

2020 Omnibus incentive plan

We plan to adopt the Omnibus Incentive Plan pursuant to which equity-based and cash incentives may be granted to participating employees, officers, directors and consultants. We expect our board of directors to adopt, and our stockholders to approve, the Omnibus Incentive Plan prior to the closing of this offering. The Omnibus Incentive Plan will provide for an aggregate of                shares of our Class A common stock.

Director compensation for fiscal year 2019

The following table summarizes the compensation earned by, or awarded or paid to, those directors of QL Holdings LLC who, for the year ended December 31, 2019, were compensated for their service as directors. None of the other directors (i.e., those not listed in the table) earned, were awarded or were paid any compensation from us for the year ended December 31, 2019, for their service as directors.

Name	Fees earned or paid in cash ($)(1)	Total ($)
Morgan W. Davis	40,000	40,000

(1)	Reflects quarterly board fees of $10,000, payable in cash in arrears.

For the year ended December 31, 2019, we did not have any standard compensation arrangements that applied to all directors, other than reimbursement for reasonable travel and other related expenses to attend board of directors and committee meetings and other company events. Only one director, Morgan W. Davis, was compensated by us in 2019 for his service on the board of directors of QL Holdings LLC. Our other directors were either employed by a subsidiary of QL Holdings LLC or employed by one of our principal investors, and were not separately compensated by us for their service on our board. In connection with this offering, the Company is considering implementing a new director compensation policy that would be applicable to non-employee directors upon the closing of this offering.

Certain relationships and related party transactions

Other than compensation arrangements for our executive officers and directors which are described elsewhere in this prospectus, below we describe transactions since January 1, 2017 to which we were or will be a participant and in which:

•	The amounts involved exceeded or will exceed $120,000; and

•

Any of our directors, executive officers or holders of more than 5% of our outstanding voting securities, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest.

Proposed transactions with MediaAlpha, Inc.

In connection with this offering reorganization, we will engage in certain transactions with White Mountains, Insignia and the Senior Executives, each of which is, and will remain following this offering, a beneficial owner of 5% or more of our voting securities through ownership of shares of our Class A common stock or Class B common stock. These transactions are described in detail below and under “The reorganization of our corporate structure.”

Reorganization agreement

Prior to the offering, we will enter into a reorganization agreement with QL Holdings LLC, White Mountains, Intermediate Holdco, the Legacy Profits Interest Holders and the other members of QL Holdings LLC that will set forth a series of reorganization transactions that will be consummated in connection with the offering reorganization. These transactions are described in detail under “The reorganization of our corporate structure.”

Fourth amended and restated limited liability company agreement of QL Holdings LLC

Following the offering reorganization and this offering, we will continue to operate our business through QL Holdings LLC, together with its subsidiaries. The operations of QL Holdings LLC, and the rights and obligations of its members will be governed by the fourth amended and restated limited liability company agreement of QL Holdings LLC. Through our wholly owned subsidiary, Intermediate Holdco, we will serve as sole managing member of QL Holdings LLC. As such, we will control its business and affairs and will be responsible for the management of its business.

The fourth amended and restated limited liability company agreement of QL Holdings LLC will establish two classes of equity: Class A-1 units and Class B-1 units. Class A-1 units may be issued only to our wholly owned subsidiary, Intermediate Holdco, as the sole managing member of QL Holdings LLC. Class B-1 units of QL Holdings LLC may be issued only to persons or entities we permit which, immediately following the completion of this offering, will be Insignia and the Senior Executives. For a description of the fourth amended and restated limited liability company agreement of QL Holdings LLC and the rights provided to holders of Class A-1 units and Class B-1 units thereunder, see “The reorganization of our corporate structure—Fourth amended and restated limited liability company agreement of QL Holdings LLC.”

Exchange agreement

Immediately prior to the completion of this offering, we will enter into an exchange agreement with Insignia and the Senior Executives, which will each hold Class B-1 units of QL Holdings LLC. Pursuant to and subject to the terms of the exchange agreement and the fourth amended and restated limited liability company agreement of QL Holdings LLC, holders of Class B-1 units, at any time and from time to time, may exchange one

Class B-1 unit, together with the corresponding share of our Class B common stock, for one share of our Class A common stock (or, at our election, cash of an equivalent value). The amount of Class A common stock issued or conveyed will be subject to equitable adjustments for stock splits, stock dividends, reclassifications and other similar transactions. For a description of the exchange agreement, see “The reorganization of our corporate structure—Fourth amended and restated limited liability company agreement of QL Holdings LLC—Exchange agreement.”

Tax receivables agreement

We expect to obtain an increase in our share of the tax basis of the tangible and intangible assets of QL Holdings LLC as a result of (i) our purchase (through Intermediate Holdco) of Class B-1 units of QL Holdings LLC from certain unitholders (including the Selling Class B-1 Unit Holders) in connection with this offering, (ii) the Pre-Offering Leveraged Distribution and other actual or deemed distributions by QL Holdings LLC to its members, and (iii) certain future exchanges of Class B-1 units of QL Holdings LLC, together with an equal number of shares of our Class B common stock, for shares of our Class A common stock (or, at our election, cash of an equivalent value). These increases in tax basis are expected to increase our depreciation and amortization deductions (for tax purposes) and create other tax benefits and therefore may reduce the amount of cash taxes that we would otherwise be required to pay in the future. This existing and increased tax basis may also decrease gain (or increase loss) on future dispositions of certain assets to the extent tax basis is allocated to those assets. We expect to treat any such exchanges of Class B-1 units of QL Holdings LLC as our direct purchases of Class B-1 units from holders of Class B-1 units for U.S. federal income and other applicable tax purposes, regardless of whether such Class B-1 units are surrendered by such holders to QL Holdings LLC or to us directly in the exchange. In addition, we expect that certain net operating losses of Intermediate Holdco will be available to us as a result of the offering reorganization. See “The reorganization of our corporate structure.”

Immediately prior to the completion of this offering, we will enter into the tax receivables agreement with Insignia, the Senior Executives, and White Mountains related to the tax basis step-up of the assets of QL Holdings LLC and certain net operating losses of Intermediate Holdco. The agreement will require us to pay Insignia and the Senior Executives 85% of the cash savings, if any, in U.S. federal, state and local income tax we realize (or are deemed to realize) as a result of (i) any increases in tax basis following our purchase of Class B-1 units of QL Holdings LLC from certain unitholders (including the Selling Class B-1 Unit Holders) in connection with this offering, as well as any future exchanges described above, (ii) the Pre-Offering Leveraged Distribution and other actual or deemed distributions by QL Holdings LLC to its members that result in tax basis adjustments to the assets of QL Holdings LLC, and (iii) certain other tax benefits attributable to payments under the tax receivables agreement itself.

The tax receivables agreement will also require us to pay White Mountains 85% of the amount of the cash savings, if any, in U.S. federal, state and local income tax that we realize (or are deemed to realize) as a result of the utilization of the net operating losses of Intermediate Holdco attributable to periods prior to this offering and the deduction of any imputed interest attributable to our payment obligations under the tax receivables agreement.

The obligations under the tax receivables agreement will be our obligations and not obligations of QL Holdings LLC. We will benefit from the remaining 15% of any realized (or deemed to be realized) cash tax savings. For a description of the tax receivables agreement, see “The reorganization of our corporate structure—Tax receivables agreement.”

Registration rights agreement

Upon the completion of this offering, we intend to enter into a registration rights agreement with certain of our existing investors, including White Mountains, Insignia and the Founders, to register for sale under the

Securities Act shares of our Class A common stock, including those delivered in exchange for Class B-1 units of QL Holdings LLC in the circumstances described above. Subject to certain conditions and limitations, this agreement will provide customary demand, piggyback and shelf registration rights to such investors. See “The reorganization of our corporate structure—Registration rights agreement.”

Stockholders’ agreement

Upon the completion of this offering, we intend to enter into a stockholders’ agreement with White Mountains, Insignia and the Founders. The stockholders’ agreement will contain provisions related to the composition of our board of directors, the committees of our board of directors and our corporate governance. Under the stockholders’ agreement, White Mountains, Insignia and the Founders will be entitled to nominate a majority of the members of our board of directors. In addition, White Mountains, Insignia and the Founders will agree in the stockholders’ agreement to vote for each other’s board nominees. See “The reorganization of our corporate structure—Stockholders’ agreement.”

Indemnification of directors and officers

Our amended and restated bylaws will provide that, to the fullest extent permitted by law, we will indemnify any officer or director of our company against all damages, claims and liabilities arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director, officer, employee, agent or fiduciary. In addition, our amended and restated certificate of incorporation will provide that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty, except as required by applicable law, as in effect from time to time. See “Description of capital stock—Limitation of liability of directors and officers.”

We may enter into customary indemnification agreements with our directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under the DGCL against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

There is no pending litigation or proceeding involving any of our directors or officers to which indemnification is being sought, and we are not aware of any pending litigation that may result in claims for indemnification by any director or officer.

Policies and procedures for related party transactions

We will have a policy that all material transactions with a related party, as well as all material transactions in which there is an actual, or in some cases, perceived, conflict of interest, will be subject to prior review and approval by our Audit Committee and its independent members, who will determine whether such transactions or proposals are fair and reasonable to MediaAlpha, Inc. and its stockholders. In general, potential related-party transactions will be identified by our management and discussed with our Audit Committee at its meetings. Detailed proposals, including, where applicable, financial and legal analyses, alternatives and management recommendations, will be provided to our Audit Committee with respect to each issue under consideration, and decisions will be made by our Audit Committee with respect to the foregoing related-party transactions after opportunity for discussion and review of materials. When applicable, our Audit Committee will request further information and, from time to time, will request guidance or confirmation from internal or external counsel or auditors.

All related party transactions described in this section occurred prior to adoption of this policy and as such, these transactions were not subject to the approval and review procedures set forth in the policy.

Principal and selling stockholder

The following table sets forth information with respect to the beneficial ownership of our capital stock, after giving effect to the offering reorganization described under “The reorganization of our corporate structure” and as of (1) immediately prior to the completion of this offering and (2) following the sale of common stock in this offering, by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding common stock;

•	each of our named executive officers and directors;

•	all of our executive officers and directors as a group; and

•	the selling stockholder.

The number of shares beneficially owned by each stockholder is determined under rules of the SEC and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, warrants or other rights held by such person that are currently exercisable or will become exercisable within 60 days are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person.

We have based our calculation of the percentage of beneficial ownership prior to this offering on                shares of common stock outstanding as of immediately prior to the completion of this offering. We have based our calculation of the percentage of beneficial ownership after this offering on                shares of common stock outstanding immediately after the completion of this offering. The table below does not reflect any purchases of shares of our common stock in this offering from our existing stockholders.

To our knowledge, each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable. Unless otherwise set forth in the footnotes to the table, the address for each listed stockholder is c/o MediaAlpha, Inc., 700 South Flower Street, Suite 640, Los Angeles, California 90017.

	Shares of Class A common stock beneficially owned prior to offering		Shares of Class A common stock offered without exercise of underwriters’ option	Shares of Class A common stock beneficially owned after offering without exercise of underwriters’ option		Shares of Class A common stock offered with full exercise of underwriters’ option	Shares of Class A common stock beneficially owned after offering with full exercise of underwriters’ option		Shares of Class B common stock beneficially owned prior to offering		Shares of Class B common stock beneficially owned after offering		Total voting power after offering without exercise of underwriters’ option	Total voting power after offering with full exercise of underwriters’ option
Name of beneficial owner	Number	%	Number	Number	%	Number	Number	%	Number	%	Number	%	%	%

Named Executive Officers and Directors:
Steven Yi
Eugene Nonko
Tigran Sinanyan

All Directors and Executive Officers as a Group ( People)

Selling Stockholder / Greater Than 5% Stockholders:
White Mountains(1)
Insignia(2)

(1)	The Selling Stockholder is White Mountains Investments (Luxembourg) S.à.r.l., which is a wholly owned indirect subsidiary of White Mountains Insurance Group Ltd. The board of directors and senior officers of White Mountains Insurance Group Ltd. exercise joint voting and investment control over the securities held by White Mountains Investments (Luxembourg) S.à.r.l. The members of such board of directors and such senior officers disclaim beneficial ownership with respect to such securities. The principal business address for White Mountains is 23 South Main Street, Suite 3B, Hanover, NH 03755.

(2)	Includes shares of Class A common stock issuable in exchange for Class B-1 units of QL Holdings LLC held directly by Insignia Capital Partners (Parallel A), L.P. (“Parallel A”) and shares of Class A common stock issuable in exchange for Class B-1 units of QL Holdings LLC held directly by Insignia Capital Partners, L.P. (“Insignia Capital,” and together with Parallel A, the “Insignia Fund”). Insignia Capital Partners GP, LLC (“Insignia GP”) is the general partner of the Insignia Fund. The three member Investment Committee of Insignia GP comprised of David Lowe, Anthony Broglio and Melvyn Deane exercises voting and investment control over the securities held directly by the Insignia Fund, which acts by a majority vote of its members. Consequently, Insignia GP may be deemed to beneficially own the securities held directly by the Insignia Fund. Messrs. Lowe, Broglio and Deane disclaim beneficial ownership of the securities held directly by the Insignia Fund. The principal business address of the Insignia Fund and Insignia GP is 1333 North California Boulevard, Suite 520, Walnut Creek, CA, 94596.

Description of certain indebtedness

The following is a summary of the material terms of certain indebtedness of us and our subsidiaries. The summary is qualified in its entirety by reference to the full text of the agreements governing the terms of such indebtedness, which are filed as exhibits to the registration statement of which this prospectus is a part.

Senior secured credit facilities

As of June 30, 2020, we had $97.0 million of outstanding borrowings, net of deferred debt issuance costs of $1.5 million, under the 2019 Credit Facilities consisting of (i) a $100.0 million term loan and (ii) a $5.0 million revolving credit facility.

In connection with and prior to the completion of the offering reorganization, QuoteLab, LLC intends to enter into the 2020 Credit Agreement providing for the 2020 Credit Facilities consisting of (i) the 2020 Term Loan Facility and (ii) the 2020 Revolving Credit Facility. Proceeds from the 2020 Term Loan Facility are expected to be used to, among other things, refinance the 2019 Credit Facilities, fund a distribution to equity holders and for general corporate purposes. The 2020 Revolving Credit Facility is expected to be available for general corporate purposes and include a letter of credit sub-facility of up to $2.5 million. The 2020 Credit Facilities are also expected to include an uncommitted incremental facility, which, subject to certain conditions, would provide for additional term loan facilities, an increase in commitments under the 2020 Term Loan Facility and/or an increase in commitments under the 2020 Revolving Credit Facility, in an aggregate amount of up to $50.0 million.

Interest Rate and Fees

The 2020 Term Loan Facility is expected to bear interest on the outstanding principal amount thereof at a rate per annum equal to either (a) LIBOR plus the applicable margin, subject to a LIBOR floor of 0.50% per annum, or (b) a base rate plus the applicable margin, at our option. The applicable margin at any time is expected to be determined based upon our consolidated total net leverage ratio (to be defined in the 2020

Credit Agreement) at such time.

The 2020 Revolving Credit Facility is expected to accrue interest on amounts drawn at a rate per annum equal to either (a) LIBOR plus the applicable margin, subject to a LIBOR floor of 0.50% per annum, or (b) a base rate plus the applicable margin, at our option. The applicable margin at any time is expected to be determined based upon our consolidated total net leverage ratio at such time. The 2020 Credit Agreement is expected to provide for the use of an alternate rate to LIBOR in the event LIBOR is phased-out.

We expect to be required to repay the 2020 Term Loan Facility, commencing with the first full fiscal quarter ending after the date on which we enter into the 2020 Credit Agreement, in equal quarterly installments in an aggregate annual amount equal to 5% of the initial aggregate amount of the 2020 Term Loan Facility, with the balance payable on the maturity date, which is expected to be the third anniversary of the date on which we enter into the 2020 Credit Agreement.

In addition to paying interest on outstanding principal amounts under the 2020 Credit Facilities, we expect to be required to pay a commitment fee, determined at any time based upon our consolidated total net leverage ratio at such time, on the average daily amount of the undrawn commitments under the 2020 Revolving

Credit Facility. We also expect to be required to pay customary letter of credit fees.

Mandatory Prepayments

Subject to certain exceptions and limitations, we expect to be required to prepay the 2020 Term Loan Facility with:

(a)	100% of the net cash proceeds from non-permitted debt incurrences;

(b)	100% of the net cash proceeds from certain non-ordinary course asset sales or from a casualty or condemnation recovery event, subject to customary exceptions and reinvestment rights; and

(c)	50% of annual excess cash flow (to be defined in the 2020 Credit Agreement), subject to certain step-downs (determined at any time based upon our consolidated total net leverage ratio at such time) and customary exceptions.

Security and Guarantees

Our obligations under the 2020 Credit Facilities are expected to be guaranteed by QL Holdings LLC and the domestic subsidiaries of QuoteLab, LLC, subject to certain exceptions. All obligations under the 2020 Credit Facilities and the related guarantees are expected to be secured by a first priority lien on substantially all of the tangible and intangible assets of QuoteLab, LLC and the guarantors under the 2020 Credit Agreement (including, without limitation, all of the equity interests in QuoteLab, LLC held by QL Holdings LLC), in each case, subject to permitted liens and certain exceptions.

Covenants

The 2020 Credit Agreement is expected to contain customary affirmative and negative covenants, including limitations on indebtedness (including guarantee obligations); limitations on liens; limitations on restricted payments; limitations on acquisitions, investments, loans and advances; limitations on sales, dispositions or other transfers of assets; limitations on optional payments and modifications of subordinated debt in a manner that materially adversely affects the rights of the lenders; limitations on transactions with affiliates; limitations on changes in fiscal year; limitations on changes in lines of business; limitations on use of proceeds to ensure compliance with OFAC and conduct of business to comply with FCPA; and a passive holding company covenant. In addition, the 2020 Credit Agreement is expected to contain two financial maintenance covenants, which would be tested for each fiscal quarter, commencing with the first full fiscal quarter ending after the date on which we enter into the 2020 Credit Agreement, requiring us to (a) comply with a maximum consolidated total net leverage ratio, calculated as the ratio of (i) consolidated total funded indebtedness (to be defined in the 2020 Credit Agreement), net of unrestricted cash, to (ii) consolidated EBITDA (to be defined in the 2020 Credit Agreement), and (b) maintain a minimum consolidated fixed charge coverage ratio, calculated as the ratio of (i) consolidated EBITDA to (ii) consolidated fixed charges (to be defined in the 2020 Credit Agreement).

Events of Default

Events of default under the 2020 Credit Agreement are expected to include, among other things, nonpayment of principal when due; nonpayment of interest, fees or other amounts after a grace period; material inaccuracy of representations and warranties; violation of covenants (subject, in the case of certain affirmative covenants, to a grace period); cross-event of default to material debt; bankruptcy events; certain ERISA events; material judgments; change of control; and actual or asserted invalidity of the 2020 Credit Agreement and non-perfection of the security interest on any material portion of the collateral.

Description of capital stock

The following description summarizes the most important terms of our capital stock, as they are expected to be in effect upon the consummation of this offering. We expect to adopt an amended and restated certificate of incorporation and amended and restated bylaws in connection with this offering, and this description summarizes the provisions that are expected to be included in such documents. This description is not complete and is qualified by reference to the full text of our amended and restated certificate of incorporation and amended and restated bylaws, the forms of which are filed as exhibits to the registration statement of which this prospectus is a part, as well as the applicable provisions of the DGCL.

For a description of the most important terms of the Class A-1 units and Class B-1 units of QL Holdings LLC, as they are expected to be in effect upon the consummation of this offering, see “The reorganization of our corporate structure—Fourth amended and restated limited liability company agreement of QL Holdings LLC.” We expect to adopt the fourth amended and restated limited liability company agreement of QL Holdings LLC in connection with this offering, and the descriptions of the Class A-1 units and Class B-1 units of QL Holdings LLC in “The reorganization of our corporate structure—Fourth amended and restated limited liability company agreement of QL Holdings LLC” summarize the provisions that are expected to be included in such document. These descriptions are not complete and are qualified by reference to the full text of the fourth amended and restated limited liability company agreement of QL Holdings LLC, the form of which is filed as an exhibit to the registration statement of which this prospectus is a part, as well as the applicable provisions of the Delaware Limited Liability Company Act.

General

Following the closing of this offering, our authorized capital stock will consist of                     shares of Class A common stock, par value $0.01 per share,                 shares of Class B common stock, par value $0.01 per share and                 shares of preferred stock, par value $0.01 per share.

Class A common stock

Class A common stock outstanding

After the completion of this offering, White Mountains will beneficially own approximately     % of our outstanding Class A common stock and the Legacy Profits Interest Holders will beneficially own an aggregate of approximately     % of our outstanding Class A common stock (in each case assuming an offering price of $             per share of Class A common stock, which is the midpoint of the price range set forth on the cover of this prospectus, and no exercise of the over-allotment option by the underwriters). There will be              shares of Class A common stock outstanding, assuming no exercise of the underwriters’ over-allotment option, after giving effect to the sale of the shares of Class A common stock offered hereby. All outstanding shares of Class A common stock are fully paid and non-assessable, and the shares of Class A common stock to be issued upon the completion of this offering will be fully paid and non-assessable.

Voting rights

The holders of Class A common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of our Class A common stock and Class B common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law. Delaware law would require holders of our Class A common stock and Class B common stock to vote separately as a single class in the following circumstances:

•

if we amend our amended and restated certificate of incorporation to increase the authorized shares of a class of stock, or to increase or decrease the par value of a class of stock, then such class would be required to vote separately to approve the proposed amendment; or

•

if we amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences or special rights of a class of stock in a manner that affects holders of such class of stock adversely, then such class would be required to vote separately to approve such proposed amendment.

Dividend rights

Subject to preferences that may be applicable to any outstanding preferred stock, the holders of Class A common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our Board of Directors out of funds legally available therefor. See “Dividend policy.”

Rights upon liquidation

In the event of liquidation, dissolution or winding up of our Company, the holders of Class A common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Other rights

The holders of our Class A common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Class A common stock. The rights, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may issue in the future.

Class B common stock

Class B common stock outstanding

After the completion of this offering, Insignia will beneficially own approximately     % of our outstanding Class B common stock and the Senior Executives will beneficially own an aggregate of approximately     % of our outstanding Class B common stock. Following this offering, shares of our Class B common stock will be issuable only in connection with the corresponding issuance of an equal number of Class B-1 units of QL Holdings LLC. When a Class B-1 unit is issued by QL Holdings LLC, we will issue the holder of such Class B-1 unit one share of our Class B common stock.

Exchange rights

Each share of our Class B common stock will be redeemed and cancelled by us if the holder exchanges one Class B-1 unit of QL Holdings LLC, together with the corresponding share of Class B common stock, for one share of Class A common stock (or, at our election, cash of an equivalent value) pursuant to the terms of the exchange agreement, the form of which will be filed as an exhibit to the registration statement of which this prospectus forms a part. Shares of Class B common stock are not transferable except together with an equal number of Class B-1 units. See “The reorganization of our corporate structure—Fourth amended and restated limited liability company of QL Holdings LLC—Exchange agreement.”

Voting rights

The holders of Class B common stock will be entitled to one vote for each share on all matters voted upon by our stockholders. The holders of our Class A common stock and Class B common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law. Delaware law would require holders of our Class A common stock and Class B common stock to vote separately as a single class in the following circumstances:

•

if we amend our amended and restated certificate of incorporation to increase the authorized shares of a class of stock, or to increase or decrease the par value of a class of stock, then such class would be required to vote separately to approve the proposed amendment; or

•

if we amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences or special rights of a class of stock in a manner that affects holders of such class of stock adversely, then such class would be required to vote separately to approve such proposed amendment.

Dividend rights

The holders of our Class B common stock will not participate in any cash dividends declared by our Board of Directors.

Rights upon liquidation

The holders of our Class B common stock will not be entitled to receive any of our assets in the event of any dissolution, liquidation or winding up of our affairs, whether voluntary or involuntary.

Other rights

In the event of our merger or consolidation with or into another company in connection with which shares of Class A common stock and Class B common stock (together with the corresponding Class B-1 units of QL Holdings LLC) are converted into, or become exchangeable for, shares of stock, other securities or property (including cash), each holder of our Class B common stock will be entitled to receive for each share of Class B common stock the same number of shares of stock as is received by holders of our Class A common stock for each share of Class A common stock, and will not be entitled, for each share of Class B common stock, to receive other securities or property (including cash). No shares of Class B common stock will have preemptive rights to purchase additional shares of Class B common stock.

Preferred stock

Under the terms of our amended and restated certificate of incorporation, our Board of Directors will have the authority to issue shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders.

The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of MediaAlpha, Inc. without further action by the stockholders and may adversely affect the voting and other rights of the holders of Class A common stock. At present, we have no plans to issue any preferred stock.

Anti-takeover effects of various provisions of our amended and restated certificate of incorporation, amended and restated bylaws and stockholders’ agreement

Some provisions of our amended and restated certificate of incorporation, amended and restated bylaws and stockholders’ agreement could make the following more difficult:

•	acquisition of control of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors;

These provisions, as well as our ability to issue “blank check” preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Classified board of directors; election and removal of directors; vacancies

Our Board of Directors will initially consist of nine directors, excluding any directors elected by holders of any preferred stock pursuant to provisions applicable in the case of defaults and subject to applicable laws and stock exchange regulations. The exact number of directors will be fixed from time to time by resolution of the board. In accordance with our amended and restated certificate of incorporation and our amended and restated bylaws that will become effective prior to the completion of this offering, our Board of Directors will be divided into three staggered classes of directors, as nearly equal in number as possible. At each annual meeting of our stockholders, our stockholders will elect a class of directors for a three-year term to succeed the directors of the same class whose terms are then expiring. As a result, a portion of our Board of Directors will be elected each year. There will be no limit on the number of terms a director may serve on our Board of Directors. The division of our Board of Directors into three classes with staggered three-year terms may have the effect of discouraging, delaying or preventing a transaction involving a change in control.

Pursuant to the stockholders’ agreement we intend to enter into with White Mountains, Insignia and the Founders in connection with this offering, for so long as each of White Mountains, Insignia and the Founders (treating the Founders as a single stockholder for this purpose) owns at least 12.5% of the issued and outstanding shares of common stock as of the closing of this offering, such stockholder will be entitled to nominate two directors to serve on our Board of Directors. When such stockholder owns less than 12.5% but at least 5% of the issued and outstanding shares of common stock as of the closing of this offering, such stockholder will be entitled to nominate one director. White Mountains, Insignia and the Founders will agree in the stockholders’ agreement to vote for each other’s board nominees.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that (a) prior to the date on which White Mountains, Insignia and the Founders cease to collectively own at least a majority in voting power of all shares entitled to vote generally in the election of directors, directors may be removed with or without cause upon the affirmative vote of holders of at least a majority of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, and (b) on and after the date on which White Mountains, Insignia and the Founders cease to collectively own at least a majority in voting power of all outstanding shares entitled to vote generally in the election of directors, directors may be removed only for cause and only upon the affirmative vote of holders of at least 75% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class.

In addition, our amended and restated certificate of incorporation will provide that any newly-created directorship on the Board of Directors that results from an increase in the number of directors and any vacancy occurring on the Board of Directors shall be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

Approvals of White Mountains, Insignia and the Founders

Under the stockholders’ agreement and subject to our amended and restated certificate of incorporation, our amended and restated bylaws and applicable law, certain actions cannot be taken by us without the prior written consent of a majority in interest of White Mountains, Insignia and the Founders, for so long as such stockholders continue to own at least a majority of the issued and outstanding shares of common stock. These actions include, among others, increasing or decreasing the size of the board and engaging in change in control transactions. The requirement to seek approval from White Mountains, Insignia and the Founders may have the effect of discouraging, delaying or preventing a transaction involving a change in control. See “The reorganization of our corporate structure—Stockholders’ agreement” for more information.

No cumulative voting

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not authorize cumulative voting.

Limits on stockholder action by written consent

The DGCL permits stockholder action by written consent unless otherwise provided by our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation permits stockholder action by written consent, but precludes stockholder action by written consent after the date on which White Mountains, Insignia and the Founders cease to collectively own at least a majority in voting power of all shares entitled to vote generally in the election of our directors.

Special stockholder meetings

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that special meetings of stockholders may be called only by or at the direction of the Board of Directors, the chairman of the Board of Directors, the chief executive officer or, so long as White Mountains, Insignia and the Founders collectively own at least a majority in voting power of shares of our common stock, any such stockholder, subject to certain limitations. Our amended and restated certificate of incorporation and our amended and restated bylaws specifically deny any power of any other person to call a special meeting.

Amendment of amended and restated certificate of incorporation

The affirmative vote of holders of at least a majority of the voting power of our outstanding shares of stock will generally be required to amend provisions of our amended and restated certificate of incorporation. However, if White Mountains, Insignia and the Founders cease to collectively own at least a majority of all of the outstanding shares of our capital stock entitled to vote, the affirmative vote of holders of at least 75% of the voting power of our outstanding shares of stock will generally be required to amend certain provisions of our amended and restated certificate of incorporation.

Amendment of amended and restated bylaws

Our amended and restated bylaws may generally be altered, amended or repealed, and new bylaws may be adopted, by the affirmative vote of a majority of directors present at any regular or special meeting of the Board of Directors called for that purpose or by the affirmative vote of holders of at least a majority of the voting power of our outstanding shares of voting stock. However, if White Mountains, Insignia and the Founders cease to collectively own at least a majority of all of the outstanding shares of our capital stock entitled to vote, the affirmative vote of holders of at least 75% of the voting power of our outstanding shares of stock will generally be required to alter, amend or repeal any provision of our amended and restated bylaws, or adopt new bylaws.

Limitations on stockholder actions

Our amended and restated bylaws will also impose some procedural requirements on stockholders who wish to:

•	make nominations in the election of directors;

•	propose that a director be removed;

•	propose any repeal or change in our amended and restated bylaws; or

•	propose any other business to be brought before an annual meeting of stockholders.

Under these procedural requirements, in order to bring a proposal before a meeting of stockholders, a stockholder must deliver timely notice of a proposal pertaining to a proper subject for presentation at the meeting to our corporate secretary along with the following:

•	a description of the business or nomination to be brought before the meeting and the reasons for conducting such business at the meeting;

•	the stockholder’s name and address;

•	any material interest of the stockholder in the proposal;

•	the number of shares beneficially owned by the stockholder and evidence of such ownership; and

•

the names and addresses of all persons with whom the stockholder is acting in concert and a description of all arrangements and understandings with those persons, and the number of shares such persons beneficially own.

To be timely, a stockholder must generally deliver notice:

•

in connection with an annual meeting of stockholders, not less than 90 nor more than 120 days prior to the month and day corresponding to the date on which the annual meeting of stockholders was held in the immediately preceding year, but in the event that the date of the annual meeting is more than 30 days before or more than 30 days after the anniversary date of the preceding annual meeting of stockholders, a stockholder notice will be timely if received by us not later than the close of business on the 10th day following the day on which we first publicly announce the date of the annual meeting; or

•

in connection with the election of a director at a special meeting of stockholders, not less than 40 nor more than 60 days prior to the date of the special meeting, but in the event that less than 50 days’ notice or prior public disclosure of the date of the special meeting of the stockholders is given or made to the stockholders, a stockholder notice will be timely if received by us not later than the close of business on the 10th day following the day on which a notice of the date of the special meeting was mailed to the stockholders or the public disclosure of that date was made.

In order to submit a nomination for our Board of Directors, a stockholder must also submit any information with respect to the nominee that we would be required to be included in a proxy statement, as well as certain other information. If a stockholder fails to follow the required procedures, the stockholder’s proposal or nominee will be ineligible and will not be voted on by our stockholders. These provisions may deter, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of the Company.

Authorized but unissued shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy context, tender offer, merger, or otherwise.

Delaware business combination statute

We intend to elect in our amended and restated certificate of incorporation not to be subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we will not be subject to any anti-takeover effects of Section 203. Nevertheless, our amended and restated certificate of incorporation will contain provisions that have the same effect as Section 203, except that they will provide that each of White Mountains, Insignia and the Founders and their respective affiliates and transferees will not be deemed to be “interested stockholders,” regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions.

Limitation of liability of directors and officers

Our amended and restated certificate of incorporation will provide that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except as required by applicable law, as in effect from time to time. Currently, Delaware law requires that liability be imposed for the following:

•	any breach of the director’s duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; and

•	any transaction from which the director derived an improper personal benefit.

As a result, neither we nor our stockholders have the right, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

Our amended and restated bylaws will provide that, to the fullest extent permitted by law, we will indemnify any officer or director of our company against all damages, claims and liabilities arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director, officer, employee, agent or fiduciary. We will reimburse the expenses, including attorneys’ fees, incurred by a person indemnified by this provision when we receive an undertaking to repay such amounts if it is ultimately determined that the person is not entitled to be indemnified by us. Amending these provisions will not reduce our indemnification obligations relating to actions taken before an amendment.

Corporate opportunity

Our amended and restated certificate of incorporation and stockholders’ agreement will provide that each of White Mountains, Insignia and the Founders and their respective affiliates will not have any duty to refrain from (1) engaging, directly or indirectly, in the same or similar business activities or lines of business as us, including those business activities or lines of business deemed to be competing with us, or (2) doing business with any of our clients, customers or vendors. In the event that White Mountains, Insignia or the Founders or any of their respective affiliates acquires knowledge of a potential business opportunity which may be a corporate opportunity for us, they will have no duty to communicate or offer such corporate opportunity to us. Our amended and restated certificate of incorporation and stockholders’ agreement will also provide that, to the fullest extent permitted by law, none of such stockholders or their respective affiliates will be liable to us, for breach of any fiduciary duty or otherwise, by reason of the fact that any such stockholder or any of its affiliates directs such corporate opportunity to another person, or otherwise does not communicate information regarding such corporate opportunity to us, and we will waive and renounce any claim that such business opportunity constituted a corporate opportunity that should have been presented to us.

Forum selection

Our amended and restated certificate of incorporation will require, to the fullest extent permitted by law, that derivative actions brought on our behalf, any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders and other similar actions, may be brought only in specified courts in the State of Delaware. In addition, our amended and restated certificate of incorporation will provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act but that the forum selection provision will not apply to claims brought to enforce a duty or liability created by the Exchange Act. Although we believe this provision will benefit us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, a court may determine that this provision is unenforceable, and to the extent it is enforceable, the provision may have the effect of discouraging lawsuits against our directors and officers.

Litigation costs

Our amended and restated bylaws will require, except to the extent prohibited by the DGCL, that in all derivative actions brought on our behalf, actions against directors, officers and employees for breach of a fiduciary duty and other similar actions, the initiating party will reimburse us and any officer, director or other employee for all fees, costs and expenses incurred in connection with such action if such initiating party does not substantially achieve the full remedy sought. While application of this standard will necessarily need to take into account the particular facts, circumstances and equities of any particular claim, we would expect a claiming party to be required to prevail on the merits on substantially all of the claims asserted in the complaint and, as a result, receive substantially the full remedy that it was seeking (including, if applicable, any equitable remedy) in order to avoid responsibility for reimbursing such fees, costs and expenses. Although we believe this provision will benefit us by discouraging meritless lawsuits against us and our directors, officers and employees, the provision may have the effect of discouraging lawsuits that could benefit us. See “Risk factors—Our amended and restated bylaws will provide that if a claiming party brings certain actions against us and is not successful on the merits then they will be obligated to pay our litigation costs, which could have the effect of discouraging litigation, including claims brought by our stockholders.”

Transfer agent and registrar

The transfer agent and registrar for the common stock will be                     .

Listing

We intend to apply to list our common stock on the                     under the symbol “            .”

Shares eligible for future sale

Prior to this offering, there was no public market for the Class A common stock. Future sales of substantial amounts of Class A common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of the Class A common stock. Although we intend to list our Class A common stock on the             , we cannot assure you that there will be an active public market for the Class A common stock.

Upon the closing of this offering and after giving effect to the offering reorganization, we will have outstanding an aggregate of                  shares of Class A common stock and                  shares of Class B common stock outstanding, assuming no exercise of the underwriters’ option to purchase additional shares. Of these                  shares of Class A common stock,                  shares of Class A common stock, or                  shares of Class A common stock if the underwriters exercise their option to purchase additional shares of Class A common stock in full, sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose shares would be subject to the restrictions described below.

The remaining shares of Class A and Class B common stock outstanding upon completion of this offering and after giving effect to the offering reorganization, and any shares of Class A common stock issuable to our Class B stockholders, will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Lock-up agreements

We, the selling stockholder, our directors and executive officers and certain other holders of equity interests in QL Holdings LLC immediately prior to the offering reorganization have agreed that, without the prior written consent of J.P. Morgan Securities LLC and Citigroup Global Markets Inc., as representatives for the several underwriters, we and they will not, subject to limited exceptions (including the sale of Class B-1 units by the Selling Class B-1 Unit Holders to MediaAlpha, Inc. or Intermediate Holdco, as described in the section of this prospectus titled “Use of Proceeds”), during the period ending             days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock beneficially owned by them or any other securities so owned that are convertible into or exercisable or exchangeable for shares of our common stock;

•	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of our common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person have agreed that, without the prior written consent of J.P. Morgan Securities LLC and Citigroup Global Markets Inc. on behalf of the underwriters, we or such other person will not, during the     -day restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for shares of common stock. None of our other stockholders is subject to any such restrictions and, accordingly, common stock or other securities held by these other stockholders may be transferred or disposed of, to or through any broker-dealer, at any time during or following this offering, subject to such stockholder’s compliance with applicable securities laws. J.P. Morgan Securities LLC and Citigroup Global Markets Inc., in their sole discretion as representatives, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

These agreements are subject to certain exceptions, as described in the section of this prospectus titled “Underwriting.”

Upon the expiration of the applicable lock-up periods, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.

Rule 144

Affiliate resales of restricted securities

In general, beginning 90 days after the effective date of the registration statement for this offering, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our capital stock for at least six months would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

•	1% of the total number of then-outstanding shares of the class of security sold, which will equal, immediately after this offering, approximately shares of common stock; or

•	the average weekly trading volume in the class of security sold on the during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us.

Non-affiliate resales of restricted securities

In general, beginning 90 days after the effective date of the registration statement for this offering, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our capital stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act are entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of ours can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of ours can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

The SEC has indicated that Rule 701 will apply to typical stock options granted before we become subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after we become subject to the reporting requirements of the Exchange Act.

Class A common stock issuable upon exchange of Class B-1 units of QL Holdings LLC

After the completion of this offering,                  Class B-1 units of QL Holdings LLC will be outstanding. We will enter into an exchange agreement with Insignia and the Senior Executives, which will each hold Class B-1 units of QL Holdings LLC. Pursuant to and subject to the terms of the exchange agreement and the fourth amended and restated limited liability company agreement of QL Holdings LLC, holders of Class B-1 units of QL Holdings LLC, at any time and from time to time, may exchange one Class B-1 unit, together with the corresponding share of our Class B common stock, for one share of our Class A common stock (or, at our election, cash of an equivalent value). The amount of Class A common stock issued or conveyed will be subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications and other similar transactions. See “The reorganization of our corporate structure—Fourth amended and restated limited liability company agreement of QL Holdings LLC—Exchange agreement.” Upon the completion of this offering, we also intend to enter into a registration rights agreement with certain of our existing investors, including White Mountains, Insignia and the Founders, as described below. If White Mountains, Insignia and the Founders exercised all their exchange and resale rights,                  shares of Class A common stock would be issued to them and registered for resale (representing     % of the number of shares of our Class A common stock outstanding immediately after this offering assuming no exercise of the underwriters’ over-allotment option).

Equity plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of capital stock issued or issuable under the 2020 Omnibus Incentive Plan. We expect to file that registration statement after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to compliance with the resale provisions of Rule 144, in each case subject to the lock-up agreements described above.

Registration rights

Upon the completion of this offering, we intend to enter into a registration rights agreement with certain of our existing investors, including White Mountains, Insignia and the Founders, to register for sale under the Securities Act shares of our Class A common stock, including those delivered in exchange for Class B-1 units of QL Holdings LLC in the circumstances described above. Subject to certain conditions and limitations, this agreement will provide customary demand, piggyback and shelf registration rights to such investors. See “The reorganization of our corporate structure—Registration rights agreement.”

Material U.S. federal income tax considerations for Non-U.S. Holders of common stock

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our Class A common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our Class A common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. We cannot assure that the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our Class A common stock.

This discussion is limited to Non-U.S. Holders that hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	persons who own, or are deemed to own, more than 5% of our Class A common stock (except to the extent specifically set forth below);

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our Class A common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	regulated investment companies, real estate investment trusts, banks, insurance companies and other financial institutions;

•	brokers, dealers or traders in securities, commodities, or currencies;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to our Class A common stock being taken into account in an applicable financial statement;

•	tax-qualified retirement plans; and

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our Class A common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our Class A common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section titled “Dividend policy,” we do not anticipate declaring or paying dividends to holders of our Class A common stock in the foreseeable future. However, if we do make distributions of cash or property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its Class A common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or other taxable disposition.”

Subject to the discussion below on effectively connected income and FATCA withholding, dividends paid to a Non-U.S. Holder of our Class A common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment or fixed base in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non- U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates applicable to U.S. Holders. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or other taxable disposition

Subject to the discussion below regarding backup withholding and FATCA withholding, in general, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Class A common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment or fixed base in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a non-resident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our Class A common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates applicable to U.S. Holders. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our Class A common stock will not be subject to U.S. federal income tax if our Class A common stock is

“regularly traded,” as defined by applicable Treasury Regulations, on an established securities market during the calendar year in which the disposition occurs, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our outstanding Class A common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period. If we are a USRPHC and the foregoing exception does not apply to a disposition of our Class A common stock by a Non-U.S. Holder, such Non-U.S. Holder generally will be taxed on its net gain derived from the disposition at the regular U.S. federal income tax rates applicable to U.S. Holders. No assurance can be provided that our Class A common stock will continue to be regularly traded on an established securities market for purposes of the rules described above.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information reporting and backup withholding

Payments of dividends on our Class A common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a U.S. person (as defined in the Code) and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI (or other applicable or successor form), or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our Class A common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Class A common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a U.S. person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our Class A common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

Additional withholding tax on payments made to foreign accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code and the U.S. Treasury Regulations and other administrative guidance issued thereunder, such Sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA, on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our Class A common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any direct or indirect “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Class A common stock. Although withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, recently proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A common stock.

Underwriting

We and the selling stockholder are offering the shares of Class A common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Citigroup Global Markets Inc. are acting as the book-running managers of the offering and as representatives of the underwriters. We and the selling stockholder have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of Class A common stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities LLC
Citigroup Global Markets Inc.

Total

The underwriters are committed to purchase all the common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $                 per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $                 per share from the initial public offering price. After the initial offering of the shares to the public, if all of the common stock are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to                 additional shares of Class A common stock from us and the selling stockholder to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of Class A common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of Class A common stock less the amount paid by the underwriters to us and the selling stockholder per share of Class A common stock. The underwriting fee is $                 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per share	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Shares sold by us	$	$	$
Shares sold by the selling stockholder	$	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $                .

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

Subject to certain exceptions, a description of which will be included in a subsequent filing, we have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, loan, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and Citigroup Global Markets Inc. for a period of                    days after the date of this prospectus, other than the shares of our common stock to be sold in this offering.

Subject to certain exceptions (including the sale of Class B-1 units by the Selling Class B-1 Unit Holders to MediaAlpha Inc. or Intermediate Holdco, as described in the section of this prospectus titled “Use of Proceeds”), a description of which will be included in a subsequent filing, the selling stockholder, our directors and executive officers and certain other holders of equity interests in QL Holdings LLC immediately prior to the offering reorganization (such persons, the “lock-up parties”) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, for a period of                    days after the date of this prospectus (such period, the “restricted period”), may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of J.P. Morgan Securities LLC and Citigroup Global Markets Inc., (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant (collectively with the common stock, the “lock-up securities”)), (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or (4) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.

J.P. Morgan Securities LLC and Citigroup Global Markets Inc., in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.

We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We will apply to have our Class A common stock approved for listing/quotation on                     under the symbol “                .”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of Class A common stock in the open market for the purpose of preventing or retarding a decline in the market price of the Class A common stock while this offering is in progress. These stabilizing transactions may include making short sales of Class A common stock, which involves the sale by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in this offering, and purchasing shares of Class A common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the Class A common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase Class A common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the Class A common stock or preventing or retarding a decline in the market price of the Class A common stock, and, as a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the                     , in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded Class A common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Other relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Selling restrictions

Notice to prospective investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in the European Economic Area and United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no shares have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the Company that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to prospective investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “ Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to prospective investors in Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to prospective investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Notice to prospective investors in Singapore

Each representative has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each representative has represented and agreed that it has not offered or sold any shares or caused the shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares or cause the shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, whether directly or indirectly, to any person in Singapore other than:

(a)	to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA;

(b)	to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

(c)	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Notice to prospective investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Legal matters

The validity of the shares of Class A common stock offered hereby will be passed upon for us by Cravath, Swaine & Moore LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

Experts

The financial statements of QL Holdings LLC as of December 31, 2019 and 2018 and for the years then ended included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to QL Holdings LLC’s restatement of its financial statements as described in note 2 to the audited consolidated financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Where you can find more information

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the Class A common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

The SEC maintains an internet website, which is located at www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement for this offering at the SEC’s internet website.

Upon closing of this offering, we will be subject to the informational and periodic reporting requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing financial statements certified by an independent registered public accounting firm. We also maintain a website at www.mediaalpha.com. The information contained in, or which can be accessed through, our website does not constitute a part of this prospectus and you should not consider information contained on our website when deciding whether to purchase shares of our Class A common stock.

Index to consolidated financial statements

Page

Audited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	F-2

Consolidated balance sheets as of December 31, 2019 and 2018	F-3

Consolidated statements of operations for the years ended December 31, 2019 and 2018	F-4

Consolidated statements of changes in redeemable Class A units and members’ (deficit) equity for the years ended December 31, 2019 and 2018	F-5

Consolidated statements of cash flows for the years ended December 31, 2019 and 2018	F-6

Notes to consolidated financial statements	F-7

Unaudited Interim Condensed Consolidated Financial Statements

Unaudited condensed consolidated balance sheets as of June 30, 2020 and December 31, 2019	F-36

Unaudited condensed consolidated statements of operations for the six month periods ended June 30, 2020 and 2019	F-37

Unaudited condensed consolidated statements of changes in redeemable Class A units and members’ deficit for the six month periods ended June 30, 2020 and 2019	F-38

Unaudited condensed consolidated statements of cash flows for the six month periods ended June 30, 2020 and 2019	F-39

Unaudited notes to condensed consolidated financial statements	F-40

This Amendment No. 1 to the Company’s Draft Registration Statement on Form S-1 (“Amendment No. 1”) contains consolidated financial statements and other financial information of QL Holdings LLC. The Company has determined that QL Holdings LLC is the predecessor (as defined in Regulation C, Rule 405) of the Company. The Company’s previously submitted initial Draft Registration Statement (submitted on August 11, 2020) contained consolidated financial statements and other financial information of QuoteLab, LLC. Prior to their inclusion in the initial Draft Registration Statement, the financial statements of QuoteLab, LLC had not been previously issued. Since the time of the submission of the initial Draft Registration Statement on August 11, 2020, the Company has changed the planned organizational structure to include QL Holdings LLC as a controlled, consolidated subsidiary of the Company. As a result of this change, the Company concluded that the predecessor of the Company is QL Holdings LLC. Accordingly, the financial information of QuoteLab, LLC has been replaced with QL Holdings LLC in this Amendment No 1. The financial statements of QL Holdings LLC had been previously issued in March 2020 and the Company has since identified errors in those previously issued financial statements. As a result, the Company is restating the financial statements of QL Holdings LLC herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of QL Holdings LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of QL Holdings LLC and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of operations, of changes in redeemable Class A units and members’ (deficit) equity, and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Restatement of Previously Issued Financial Statements

As discussed in Note 2 to the consolidated financial statements, the Company has restated its 2019 and 2018 financial statements to correct errors.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

September 16, 2020

We have served as the Company’s auditor since 2017.

QL Holdings LLC and subsidiaries

Consolidated balance sheets

(In thousands)

	December 31,
	2019	2018
	(As restated)	(As restated)

Assets

Current assets
Cash and cash equivalents	$10,028	$5,662
Accounts receivable, net of allowance for doubtful accounts	56,012	37,150
Prepaid expenses and other current assets	1,448	1,286

Total current assets	67,488	44,098
Property and equipment, net	755	881
Intangible assets, net	18,752	23,985
Goodwill	18,402	18,402

Total assets	$105,397	$87,366

Liabilities, Redeemable Class A units and Members’ (Deficit) Equity

Current liabilities
Accounts payable	$40,455	$27,014
Accrued expenses	6,532	5,160
Current portion of long-term debt	873	1,188
Current portion of deferred rent	52	94

Total current liabilities	47,912	33,456
Long-term debt, net of current portion	96,665	13,061
Deferred rent, net of current portion	319	369

Total liabilities	144,896	46,886

Commitments and contingencies (Note 9)
Redeemable Class A units, 284,211 at redemption value of approximately $260.71 as of December 31, 2019	74,097	—

Members’ (deficit) equity
Class A units, 1,136,842 units authorized; 852,631 and 1,136,842 units issued and outstanding (excluding 284,211 units and 0 units subject to possible redemption) as of December 31, 2019 and 2018, respectively	73,003	73,003
Class B units, 169,943 units authorized; 163,800 and 98,090 issued and outstanding as of December 31, 2019 and 2018, respectively	6,544	2,950
Accumulated deficit	(193,143)	(35,473)

Total members’ (deficit) equity	(113,596)	40,480

Total liabilities, redeemable Class A units and members’ (deficit) equity	$105,397	$87,366

The accompanying notes are an integral part of these consolidated financial statements.

QL Holdings LLC and subsidiaries

Consolidated statements of operations

(In thousands)

	Year ended December 31,
	2019	2018
	(As restated)	(As restated)
Revenue	$408,005	$296,910

Cost and operating expenses
Cost of revenue	342,909	247,670
Sales and marketing	13,822	11,739
Product development	7,042	10,339
General and administrative	19,391	7,843

Total cost and operating expenses	383,164	277,591

Income from operations	24,841	19,319
Interest expense	7,021	1,194

Net income	$17,820	$18,125

The accompanying notes are an integral part of these consolidated financial statements.

QL Holdings LLC and subsidiaries

Consolidated statements of changes in redeemable Class A units and members’ (deficit) equity

(In thousands)

	Redeemable Class A		Class A Common Units		Class B Common Units		Accumulated Deficit	Total members’ (deficit) equity
	Units	Amount	Units	Amount	Units	Amount
Balance at December 31, 2017 (as restated)	—	$—	1,136,842	$73,003	81,590	$2,126	$(37,720)	$37,409
Class B issuance	—	—	—	—	19,000	—	—	—
Class B forfeited or cancelled	—	—	—	—	(2,500)	—	—	—
Equity—based compensation	—	—	—	—	—	824	—	824
Member distributions	—	—	—	—	—	—	(15,878)	(15,878)
Net Income	—	—	—	—	—	—	18,125	18,125

Balance at December 31, 2018 (as restated)	—	$—	1,136,842	$73,003	98,090	$2,950	$(35,473)	$40,480
Class A issuance	284,211	62,806	—	—	—	—	—	—
Class A repurchases	—	—	(284,211)	—	—	—	(62,806)	(62,806)
Remeasurement of redeemable Class A units	—	11,291	—	—	—	—	(11,291)	(11,291)
Class B issuance	—	—	—	—	100,738	—	—	—
Class B repurchases	—	—	—	—	(31,799)	—	(5,753)	(5,753)
Class B forfeited	—	—	—	—	(3,229)	—	—	—
Equity—based compensation	—	—	—	—	—	3,594	—	3,594
Member distributions	—	—	—	—	—	—	(95,640)	(95,640)
Net Income	—	—	—	—	—	—	17,820	17,820

Balance at December 31, 2019 (as restated)	284,211	$74,097	852,631	$73,003	163,800	$6,544	$(193,143)	$(113,596)

The accompanying notes are an integral part of these consolidated financial statements.

QL Holdings LLC and subsidiaries

Consolidated statements of cash flows

(In thousands)

	Year ended December 31,
	2019	2018

	(As restated)	(As restated)
Cash flows from operating activities
Net income	$17,820	$18,125

Adjustments to reconcile net income to net cash provided by operating activities
Non-cash equity-based compensation expense	2,308	824
Depreciation expense on property and equipment	272	187
Amortization of intangible assets	5,381	11,769
Amortization of deferred debt issuance costs	665	15
Bad debt expense	354	533
Changes in operating assets and liabilities
Accounts receivable	(19,216)	(5,155)
Prepaid expenses and other current assets	(162)	(262)
Accounts payable	13,441	(5,373)
Accrued expenses	1,372	1,789
Deferred rent	(92)	197

Net cash provided by operating activities	22,143	22,649

Cash flows from investing activities
Purchases of property and equipment	(146)	(630)
Acquisition of intangible assets	(148)	(10)

Net cash used in investing activities	(294)	(640)

Cash flows from financing activities
Proceeds from revolving line of credit	—	3,000
Repayments on revolving line of credit	—	(9,000)
Proceeds from issuance of long-term debt	100,000	—
Repayments on long-term debt	(15,073)	(3,567)
Payments of debt issuance costs	(2,303)	—
Cash paid to repurchase Class B units up to fair value	(4,467)	—
Cash paid for repurchases of Class A units	(62,806)	—
Member contributions	62,806	—
Member distributions	(95,640)	(15,878)

Net cash used in financing activities	(17,483)	(25,445)

Net increase (decrease) in cash and cash equivalents	4,366	(3,436)
Cash and cash equivalents, beginning of period	5,662	9,098

Cash and cash equivalents, end of period	$10,028	$5,662

Supplemental disclosures of cash flow information
Cash paid for interest	$6,399	$1,201
Cash paid for repurchase of Class B units in excess of fair value	$1,286	$—

The accompanying notes are an integral part of these consolidated financial statements.

QL Holdings LLC and subsidiaries

Notes to consolidated financial statements

1. Organization

Formation and acquisition

QL Holdings LLC (“QLH”), a Delaware limited liability company, was formed on March 7, 2014, for the sole purpose of reorganizing the ownership structure of Quote Lab, Inc. (“QL Inc.”) and MediaAlpha Ventures, LLC (“MAV”) in order to effectuate the purchase of 60% of the membership interests of QLH by White Mountains Capital, Inc. (“WMC”), pursuant to the membership interest purchase agreement effective March 14, 2014 (the “Acquisition” or “Closing”). Concurrent to the Closing, QL Inc. was restructured into QuoteLab, LLC (“QL”), a Delaware limited liability company, and the historical owners (collectively, the “Sellers”) transferred all ownership of QL and MAV to QLH.

The Acquisition was accounted for under the acquisition method of accounting in accordance with Financial Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”), under which the purchase price was allocated to the assets acquired and liabilities assumed based on the estimated fair values at the date of the Acquisition. In accordance with ASC 805, QLH and its wholly owned subsidiaries QL and MAV (collectively, the “Company”) elected the option to apply pushdown accounting, and accordingly recorded goodwill to the extent the purchase price exceeded the fair value of assets acquired, net of liabilities assumed, on the account records of QLH. The Company prepared the valuations for all identifiable intangible assets acquired internally.

On September 26, 2016, MAV was dissolved to effectuate a merger with QL.

Insignia Capital Group

In connection with a recapitalization transaction (“Insignia Recapitalization”), on February 26, 2019, Insignia Capital Group (“ICG”) acquired 284,211 Class A units from the Company for $62.8 million, and the Company immediately repurchased 25% of the Class A units from WMC and the founders, and 25% of outstanding Class B units from Class B unitholders, for an aggregate of $62.8 million. As part of that transaction, QL entered into a new secured credit facility with Monroe Capital Management Advisors, LLC (“Monroe Capital”) on February 26, 2019. See Note 8 for more information. WMC remains a significant equity holder in QLH with a 42% ownership interest on a fully-diluted basis. ICG is a significant minority equity holder in QLH with a 22% ownership interest on a fully-diluted basis. MediaAlpha’s founders continue to lead the business, and each remains a significant equity holder.

The Company incurred total transaction expenses of $8.8 million related to the sale of Class A units to Insignia Capital Group. The transaction expenses consisted of $7.2 million of legal, investment banking, and other consulting fees and $1.6 million in transaction bonuses which were recorded in general and administrative expenses in the consolidated statements of operations. The Company recorded $2.3 million in fees related to the closing of the new secured credit facility with Monroe Capital as a reduction of long-term debt in the consolidated balance sheets.

Nature of Business

The Company does business as MediaAlpha. MediaAlpha specializes in end customer acquisition for insurance carriers, distributors and other clients in various verticals, including property & casualty insurance, health insurance and life insurance. The corporate headquarter is located in Los Angeles, California, with additional offices throughout the United States.

QL Holdings LLC and subsidiaries

Notes to consolidated financial statements

Impact of COVID-19

The COVID-19 pandemic is currently impacting the United States and many countries around the world. The outbreak and government measures taken in response have had a significant impact, both direct and indirect, on businesses and commerce. The future progression of the pandemic and its effects on the Company’s business and operations are uncertain and the Company is unable to estimate the full impact at this time. However, the Company’s travel vertical has experienced a decline in revenue and the Company expects this trend to continue indefinitely. Although the Company does not believe the situation will materially impact the Company’s liquidity or capital position, the Company does not expect revenue from the travel vertical to recover in the foreseeable future.

The Company is monitoring the potential impact of the COVID-19 pandemic on its business and financial statements. To date, the Company has not experienced material business disruptions or incurred impairment losses in the carrying values of its assets as result of the pandemic and it is not aware of any specific related event or circumstance that would require it to revise its estimates reflected in these consolidated financial statements. The extent to which the COVID-19 pandemic will further impact the Company’s business, results of operations and financial condition, will depend on future developments that are highly uncertain, including as a result of new information that may emerge concerning COVID-19, the actions taken to contain or treat it, and the duration and intensity of the related effects.

2. Restatement of previously issued consolidated financial statements

The Company identified certain errors to its previously issued (March 2020) consolidated financial statements as of and for the years ended December 31, 2019 and 2018, respectively, that were material.

The nature of the restatement adjustments and the impact of these adjustments on the consolidated balance sheets, statements of operations, statements of changes in redeemable Class A units and members’ (deficit) equity and statements of cash flows as of and for the years ended December 31, 2019 and 2018 are discussed further below. The restatement adjustments resulted in a net decrease of $1.5 million in the previously reported accumulated deficit from $(36.2) million to $(37.7) million as of January 1, 2018.

Description of Restatement Adjustments

The categories of restatement adjustments and their impact on the previously issued consolidated financial statements are described below.

Mezzanine presentation and subsequent measurement of redeemable Class A units—The Company historically did not distinguish its redeemable Class A units from non-redeemable Class A units and presented both within the members’ (deficit) equity section of the consolidated balance sheets. However, the redeemable Class A units contain provisions that may result in redemption not solely within the control of the Company, which require the redeemable Class A units to be presented in the mezzanine section of the consolidated balance sheet. Further, at each reporting period, these units are remeasured to its redemption value as defined in the Company’s limited liability company agreement. The initial carrying value of the redeemable Class A units, $62.8 million, was adjusted from members’ (deficit) equity to the mezzanine section of the consolidated balance sheet and an increase of $11.3 million was recorded to the redeemable Class A units with an offsetting increase to accumulated deficit to record the redemption value adjustment of the units as of December 31, 2019.

QL Holdings LLC and subsidiaries

Notes to consolidated financial statements

Equity-based compensation—The Company identified an error in the historical accounting for its Class B units issued under its Class B Restricted Unit Plan. The Company previously recognized equity-based compensation expense when it was deemed likely that a Class B unit holder’s participation threshold would be met, with expense and related amortization recognized over the remaining service period. However, the Company determined that the participation threshold does not constitute a performance condition for vesting, but instead represents a feature of the Class B unit itself, and as a result, equity-based compensation expense should have been recorded over the service period commencing at the grant date, measured based on the fair value per unit. Additionally, the Company determined that the historical method it used to determine the grant date fair value of equity-based compensation was not permissible and appropriately applied under the guidance and that the Company did not appropriately account for repurchases of equity awards. For the year ended December 31, 2019, the impact of this change was a $0.4 million increase to total cost and operating expenses. For the year ended December 31, 2018, the impact of this change was a $10.9 million decrease to total cost and operating expenses. The carrying value of the Class B units decreased by $8.4 million and $8.8 million, respectively, as of December 31, 2019 and 2018. An increase of $2.1 million has been recorded to the carrying value of the Class B units and to accumulated deficit as of January 1, 2018 to recognize the cumulative effect of errors in equity-based compensation expense prior to January 1, 2018.

Misclassifications and other immaterial errors—The Company has identified and corrected immaterial rounding, classification and other errors in the previously issued consolidated financial statements as of and for the years ended December 31, 2019 and 2018.

QL Holdings LLC and subsidiaries

Notes to consolidated financial statements

Consolidated balance sheet

	As of December 31, 2019
	As previously reported	Redeemable Class A units	Equity based compensation	Mis-classifications and other immaterial errors	As restated
	(in thousands)

Assets
Prepaid expenses and other current assets	$1,301	$—	$—	$147	$1,448
Intangible assets, net	20,397	—	—	(1,645)	18,752

Total assets	106,895	—	—	(1,498)	$105,397

Liabilities, Redeemable Class A units and Members’ (Deficit) Equity
Current portion of long-term debt	1,000	—	—	(127)	873
Current portion of deferred rent	40	—	—	12	52
Long-term debt, net of current portion	96,218	—	—	447	96,665
Deferred rent, net of current portion	330	—	—	(11)	319

Total liabilities	144,576	—	—	320	144,896

Redeemable Class A units, 284,211 at redemption value of approximately $260.71 per unit as of December 31, 2019	—	74,097	—	—	74,097

Members’ (deficit) equity
Class A units, 1,136,842 units authorized; 852,632 and 1,136,842 units issued and outstanding (excluding 284,211 units and 0 units subject to possible redemption) as of December 31, 2019 and 2018, respectively	135,809	(62,806)	—	—	73,003
Class B units, 169,943 units authorized; 163,800 and 98,090 issued and outstanding as of December 31, 2019 and 2018, respectively	14,901	—	(8,358)	1	6,544
Accumulated deficit	(188,391)	(11,291)	8,358	(1,819)	(193,143)

Total members’ (deficit) equity	(37,681)	(74,097)	—	(1,818)	(113,596)

Total liabilities, redeemable Class A units and members’ (deficit) equity	$106,895	$—	$—	$(1,498)	$105,397

QL Holdings LLC and subsidiaries

Notes to consolidated financial statements

Consolidated balance sheet

	As of December 31, 2018
	As previously reported	Equity based compensation	Mis-classifications and other immaterial errors	As restated
	(in thousands)

Assets
Prepaid expenses and other current assets	$1,287	$—	$(1)	$1,286
Intangible assets, net	25,108	—	(1,123)	23,985

Total assets	88,489	—	(1,123)	87,366

Liabilities, Redeemable Class A units and Members’ (Deficit) Equity
Current portion of long-term debt	3,067	—	(1,879)	1,188
Current portion of deferred rent	92	—	2	94
Long-term debt, net of current portion	11,183	—	1,878	13,061
Deferred rent, net of current portion	370	—	(1)	369

Total liabilities	46,886	—	—	46,886

Members’ (deficit) equity
Class B units, 169,943 units authorized; 163,800 and 98,090 issued and outstanding as of December 31, 2019 and 2018, respectively	11,718	(8,768)	—	2,950
Accumulated deficit	(43,118)	8,768	(1,123)	(35,473)

Total members’ (deficit) equity	41,603	—	(1,123)	40,480

Total liabilities, redeemable Class A units and members’ (deficit) equity	$88,489	$—	$(1,123)	$87,366

QL Holdings LLC and subsidiaries

Notes to consolidated financial statements

Consolidated statement of operations

	Year ended December 31, 2019
	As previously reported	Equity based compensation	Mis-classifications and other immaterial errors	As restated
	(in thousands)
Revenue	$407,902	$—	$103	$408,005

Cost and operating expenses
Cost of revenue	339,941	(37)	3,005	342,909
Sales and marketing	—	(244)	14,066	13,822
Product development	—	12	7,030	7,042
General and administrative	—	679	18,712	19,391
Operating expenses	13,560	—	(13,560)	—
Payroll and benefits expense	23,816	—	(23,816)	—
Amortization of intangible assets	4,859	—	(4,859)	—

Total cost and operating expenses	382,176	410	578	383,164

Income from operations	25,726	(410)	(475)	24,841
Interest expense	6,800	—	221	7,021

Net income	$18,926	$(410)	$(696)	$17,820

QL Holdings LLC and subsidiaries

Notes to consolidated financial statements

Consolidated statement of operations

	Year ended December 31, 2018
	As previously reported	Equity based compensation	Mis-classifications and other immaterial errors	As restated
	(in thousands)
Revenue	$297,125	$—	$(215)	$296,910

Cost and operating expenses
Cost of revenue	244,955	(600)	3,315	247,670
Sales and marketing	—	(6,509)	18,248	11,739
Product development	—	(1,081)	11,420	10,339
General and administrative	—	(2,703)	10,546	7,843
Operating expenses	5,367	—	(5,367)	—
Payroll and benefits expense	26,393	—	(26,393)	—
Amortization of intangible assets	10,286	—	(10,286)	—

Total cost and operating expenses	287,001	(10,893)	1,483	277,591

Income from operations	10,125	10,893	(1,699)	19,319
Interest expense	1,194	—	—	1,194

Net income	$8,930	$10,893	$(1,699)	$18,125

QL Holdings LLC and subsidiaries

Notes to consolidated financial statements

Consolidated statements of cash flows

	Year ended December 31, 2019
	As previously reported	Equity based compensation	Mis-classifications and other immaterial errors	As restated
	(in thousands)
Cash flows from operating activities
Net income	$18,926	$(410)	$(696)	$17,820

Adjustments to reconcile net income to net cash provided by operating activities:
Non-cash equity-based compensation expense	3,184	(876)	—	2,308
Amortization of intangible assets	4,859	—	522	5,381
Amortization of deferred debt issuance costs	351	—	314	665
Bad debt expense	—	—	354	354
Changes in operating assets and liabilities:
Accounts receivable	(18,862)	—	(354)	(19,216)
Prepaid expenses and other current assets	(14)	—	(148)	(162)

Net cash provided by operating activities	23,436	(1,286)	(8)	22,143

Cash flows from investing activities

Net cash used in investing activities	(294)	—	—	(294)

Cash flows from financing activities
Repayments on long-term debt	(15,072)	—	(1)	(15,073)
Payments of debt issuance costs	(2,310)	—	7	(2,303)
Cash paid to repurchase Class B units up to fair value	—	(4,467)	—	(4,467)
Cash paid for repurchases of Class A units	—	—	(62,806)	(62,806)
Member contributions	62,805	—	1	62,806
Member distributions	(164,199)	5,753	62,806	(95,640)

Net cash used in financing activities	(18,775)	1,286	7	(17,483)

Supplemental disclosures of cash flow information
Cash paid for interest	$—	$—	$6,399	$6,399
Cash paid for repurchase of Class B units in excess of fair value	$—	$1,286	$—	$1,286

QL Holdings LLC and subsidiaries

Notes to consolidated financial statements

Consolidated statements of cash flows

	Year ended December 31, 2018
	As previously reported	Equity based compensation	Mis-classifications and other immaterial errors	As restated
	(in thousands)
Cash flows from operating activities
Net income	$8,930	$10,893	$(1,698)	$18,125

Adjustments to reconcile net income to net cash provided by operating activities:
Non-cash equity-based compensation expense	11,718	(10,893)	(1)	824
Amortization of intangible assets	10,286	—	1,483	11,769
Bad debt expense	—	—	533	533
Changes in operating assets and liabilities:
Accounts receivable	(4,622)	—	(533)	(5,155)
Prepaid expenses and other current assets	(478)	—	216	(262)
Accrued expenses	1,786	—	3	1,789
Deferred rent	200	—	(3)	197

Net cash provided by operating activities	22,649	—	—	22,649

Cash flows from investing activities
Purchases of property and equipment	(640)	—	10	(630)
Acquisition of intangible assets	—	—	(10)	(10)

Net cash used in investing activities	(640)	—	—	(640)

Cash flows from financing activities
Member distributions	(15,879)	—	1	(15,878)

Net cash used in financing activities	(25,445)	—	—	(25,445)

Supplemental disclosures of cash flow information
Cash paid for interest	$—	$—	$1,201	$1,201

3. Summary of significant accounting policies

Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission. The consolidated financial statements include the accounts of QLH and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

QLH was formed for the sole purpose of reorganizing the ownership structure of QL in order to complete the purchase of a majority of QLH membership interests by WMC, with an effective date of March 14, 2014. This acquisition was accounted for by WMC under the acquisition method of accounting in accordance with FASB ASC 805, under which the purchase price was allocated to the assets acquired and liabilities assumed based on the

QL Holdings LLC and subsidiaries

Notes to consolidated financial statements

estimated fair values at the date of the acquisition. In accordance with ASC 805, QLH and its wholly owned subsidiary QL elected the option to apply pushdown accounting, and accordingly, recorded goodwill to the extent the purchase price exceeded the fair value of assets acquired, net of liabilities assumed, on the accounting records of QL, with a corresponding entry to members’ (deficit) equity in the Company.

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities, certain disclosures at the date of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, valuation of goodwill and long-lived assets for impairment and inputs into the valuation of our equity-based compensation awards. Significant estimates affecting the consolidated financial statements have been prepared on the basis of the most current and best available information, including historical experience, known trends and other market-specific or other relevant factors that the Company believes to be reasonable. On an ongoing basis, management evaluates its estimates, as there are changes in circumstances, facts and experience. Changes in estimates are recorded in periods which they become known. However, actual results from the resolution of such estimates and assumptions may vary from those used in the preparation of the consolidated financial statements. The full extent to which the COVID-19 pandemic will directly or indirectly impact our business, results of operations and financial condition, including revenues, expenses, reserves and allowances, asset recoverability, and employee-related amounts, will depend on future developments that are highly uncertain, including as a result of new information that may emerge concerning COVID-19 and the actions taken to contain it or treat COVID-19, as well as the economic impact on our customers and markets. We have made estimates of the impact of COVID-19 within our financial statements and there may be changes to those estimates in future periods. Actual results may differ from these estimates.

Revenue recognition

The Company generates revenue by delivering consumer referrals to its buyer customers who acquire consumer referrals (“customers” or “buyers”) on its technology platform.

On January 1, 2018, the Company adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”), which governs how the Company recognizes revenue derived from the consumer referrals. The Company recognizes revenue when the Company transfers promised goods or services to customers in an amount that reflects the consideration to which the Company is entitled. The Company recognizes revenue pursuant to the framework contained in ASC 606: (i) identify the contract with a customer; (ii) identify the performance obligations in the contract, including whether they are distinct in the context of the contract; (iii) determine the transaction price, including the constraint on variable consideration; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when the Company satisfies the performance obligations.

Generally, the Company’s contracts with buyers specify a period of time covered and a budget governing spend limits. While contracts can specify a term, most of the Company’s contracts can be terminated at any time without penalty. As a result, the transaction price for the delivery of each consumer referral is determined and recorded in real time and no estimation of variable consideration or future consideration is required. The transaction with the Company’s customer is for the delivery of consumer referrals.

QL Holdings LLC and subsidiaries

Notes to consolidated financial statements

The Company has assessed the services promised in its contracts with customers and has identified one performance obligation, which is the delivery of consumer referrals that meet its customers specifications.

Consumer referral transactions are summarized as follows:

•

Click revenue is recognized on a pay-per-click basis and revenue is earned and recognized when a consumer clicks on a listed buyer’s advertisement, presented subsequent to a consumer search (e.g. auto insurance quote search or health insurance quote search).

•	Call revenue is earned and recognized when a consumer transfers to a call buyer and remains engaged for a requisite duration of time, as specified by each buyer.

•

Lead revenue is recognized when the Company delivers data leads to buyer. Data leads are generated through insurance carriers or insurance-focused research destination websites who make the data leads available to buy through the Company’s platform or when users complete a full quote request on the Company’s proprietary websites. Delivery occurs at the time of lead transfer.

The Company satisfies its performance obligation as services are provided. The Company does not promise to provide any other significant goods or services to its customers after delivery. The Company generally does not offer a right of return.

The Company bills customers monthly in arrears for consumer referrals delivered during the preceding month. The Company’s standard payment terms are 30-60 days. Consequently, the Company does not have significant financing components in its arrangements.

In the Company’s open platform transactions, the Company has control over the consumer referrals that are sold to buyers. In these arrangements, the Company has separate agreements with its customers and suppliers (or “supply partners” or “sellers”). Suppliers are neither party to the contractual arrangements with the Company’s customers, nor are the suppliers the beneficiaries of the Company’s customer agreements. The Company earns fees from its customers and separately pays internet search companies to drive consumers to the Company’s proprietary websites and suppliers. The Company is the principal in the open platform transactions. As a result, the fees paid by its customers are recognized as revenue and the fees paid to its suppliers are included in cost of revenue.

With respect to our private platform transactions, buyers and supply partners contract with one another directly and leverage the Company’s platform to facilitate transparent, real-time transactions utilizing the reporting and analytical tools available to them from use of the Company’s platform. The Company charges a platform fee on the consumer referrals transacted. The Company acts as an agent in the private platform transactions and recognizes revenue on the platform fee received. The Company recognizes revenue concurrent with consumer referral transactions that are facilitated by the platform. There are no separate payments made by the Company to supply partners in the Company’s private platforms.

Cash and cash equivalents

Cash and cash equivalents consist entirely of cash deposits.

QL Holdings LLC and subsidiaries

Notes to consolidated financial statements

Accounts receivable

The Company provides credit to customers in the ordinary course of business and believes its credit policies are prudent and reflect industry practices and business risk. Accounts receivables are stated at amounts due from customers. The Company reviews accounts receivable on a periodic basis and determines an allowance for doubtful accounts by considering a number of factors including the length of time trade accounts receivable are past due, the Company’s previous loss history, the customer’s current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes off outstanding accounts receivable against the allowance when the Company has exhausted all collection efforts and the potential recovery is considered remote. Payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

The Company reported an allowance for doubtful accounts of $0.3 million as of December 31, 2019 and $0.5 million as of December 31, 2018.

Concentrations of Credit Risk and of Significant Customers and Suppliers

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company maintains cash balances that can, at times, exceed amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in these accounts, and believes it is not exposed to unusual credit risk beyond the normal credit risk in this area based on the financial strength of institutions with which the Company maintains its deposits.

The Company’s accounts receivable, which are unsecured, may expose the Company to credit risk due to collectability. The Company controls credit risk by investigating the creditworthiness of all customers prior to establishing relationships with them, performing periodic reviews of the credit activities of those customers during the course of the business relationship, regularly analyzing the collectability of accounts receivables, and recording allowances for doubtful accounts when these receivables become uncollectible.

Customer concentrations for the years ended December 31, 2019 and 2018 consisted of one customer that accounted for approximately $78.8 million, or 19%, and $85.6 million, or 29%, of revenue, respectively; the same customer accounted for approximately $4.7 million, or 8%, of the Company’s accounts receivable as of December 31, 2019 compared to $4.8 million, or 13%, as of December 31, 2018.

The Company’s accounts payable can expose the Company to business risks such as supplier concentrations. As of December 31, 2019 and December 31, 2018, supplier concentrations consisted of two suppliers that accounted for approximately $84.6 million, or 24%, and $58.2 million, or 23%, of total purchases, respectively; the same suppliers accounted for approximately $13.9 million, or 34%, of the Company’s total accounts payable as of December 31, 2019 compared to $10.2 million, or 38%, as of December 31, 2018.

Deferred initial public offering costs

Deferred offering costs, which consist of direct incremental legal and accounting fees relating to the Company becoming a publicly traded company are capitalized. The deferred offering costs will be offset against the proceeds of becoming a publicly traded company upon the consummation of the offering. In the event the offering is terminated, deferred offering costs will be expensed. As of December 31, 2019 and 2018, no offering costs were deferred on the consolidated balance sheets.

QL Holdings LLC and subsidiaries

Notes to consolidated financial statements

Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization expense is calculated using the straight-line method over the estimated useful lives of each asset as follows:

Estimated useful life

Leasehold improvements	The shorter of their lease term or the estimated useful life of the improvements
Computer	3 years
Furniture and fixtures	3 years

Betterments, renewals, and extraordinary repairs that materially extend the useful lives of assets are capitalized; other repairs and maintenance charges are expensed as incurred. The cost and related accumulated depreciation and amortization applicable to assets retired are removed from the accounts, and the gain or loss on disposition is recognized in the consolidated statement of operations for the period.

Internal-use software development costs

The Company capitalizes certain costs incurred in connection with developing internal use software. The Company expenses all costs that relate to the planning and post-implementation phases of development as operating expenses. Costs incurred in the development phase are capitalized and amortized over the product’s estimated useful life. Costs associated with the repair or maintenance of existing software is included in operating expenses. Amortization expense for capitalized internal-use software development costs is calculated using the straight-line method over the estimated useful life of the software, which is approximately three years.

As the Company’s software product is mature, costs incurred on development of new features and functionality in 2019 and 2018 were insignificant; therefore, the Company did not capitalize any software development costs during the years ended December 31, 2019 and 2018.

Business Combinations

The Company accounts for business combinations in accordance with ASC Topic 805, which requires, among other things, the acquiring entity in a business combination to recognize the fair value of all the assets acquired and liabilities assumed; the recognition of acquisition-related costs in the consolidated results of operations; the recognition of restructuring costs in the consolidated results of operations for which the acquirer becomes obligated after the acquisition date; and contingent purchase consideration to be recognized at their fair values on the acquisition date with subsequent adjustments recognized in the consolidated results of operations. The excess of the purchase price over the fair value of the identified assets and liabilities is recorded as goodwill. Operating results of the acquired entity are reflected in the Company’s consolidated financial statements from date of acquisition.

Goodwill and intangible assets

Goodwill is calculated as the excess of the purchase consideration paid in a business combination over the fair value of the assets acquired less liabilities assumed. Goodwill is not amortized, but rather is evaluated for

QL Holdings LLC and subsidiaries

Notes to consolidated financial statements

impairment on an annual basis, or whenever indications of potential impairment exist. In the absence of any indications of potential impairment, the evaluation of goodwill is performed during the fourth quarter of each year. For the purposes of goodwill impairment testing, the Company has one reporting unit.

The Company early adopted ASU 2017-04, Intangibles—Goodwill and Other (Topic 350) (“ASU 2017-04”) for goodwill impairment tests performed after January 1, 2018, which simplifies the subsequent measurement of goodwill by removing the second step of the two-step impairment test, which previously required a hypothetical purchase price allocation to measure goodwill impairment. Under the new guidance, goodwill impairment is the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. When testing goodwill for impairment, the Company first performs a qualitative assessment to determine whether it is necessary to perform a goodwill impairment test. The Company is required to perform a goodwill impairment test only if it concludes that it is more likely than not that the reporting unit’s fair value is less than the carrying value of its assets. Should this be the case, the next step is to identify whether a potential impairment exists by comparing the estimated fair value of the reporting unit with the carrying value, including goodwill. If the estimated fair value of the reporting unit exceeds the carrying value, goodwill is not considered to be impaired and no additional steps are necessary. If, however, the fair value of the reporting unit is less than its carrying value, then the amount of the impairment loss is the amount by which the reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill.

Finite-lived intangible assets include technology and intellectual property, customer relationships, costs to acquire third-party publishers, non-compete agreements and domain names stated net of accumulated amortization or impairment charges. These assets are amortized over their estimated useful lives based on methods that approximate the pattern in which the economic benefits are expected to be realized. The amortization periods range from 2 years to 10 years.

For the years ended December 31, 2019 and 2018, there were no impairments recognized for goodwill or intangible assets, based on the testing performed at the end of each fiscal year.

Impairment of long-lived assets

Long-lived assets such as property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in the use of the assets. An impairment loss is recognized on long-lived assets in the consolidated statements of operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of the assets. In such cases, the carrying value of these assets are adjusted to their estimated fair values and assets held for sale are adjusted to their estimated fair values less selling expenses.

For the years ended December 31, 2019 and 2018, there were no impairments recognized for long-lived assets.

Accounts payable

Accounts payable are obligations to pay for goods or services that have been acquired in the ordinary course of business. Accounts payable are recognized initially at their settlement value and are classified as current liabilities if payment is due within one year or less. Accounts payable as of December 31, 2019 and 2018 consist of payments to suppliers and costs to acquire traffic from search engines.

QL Holdings LLC and subsidiaries

Notes to consolidated financial statements

Deferred debt issuance costs

Costs incurred that are directly associated with obtaining access to capital under credit facilities are capitalized and amortized to interest expense over the terms of the applicable debt agreements using the effective interest method. Unamortized deferred costs are presented as a direct deduction from the carrying amount of the related long-term debt on the accompanying consolidated balance sheets.

Equity-based compensation

Certain of the Company’s employees are granted, directly or indirectly, Class B units in QLH for services in connection with the Company’s operations. The Class B units are within the scope of equity-based compensation.

The Company uses a contingent claims analysis framework that relies on a Black-Scholes option-pricing model to determine the fair value of the Class B units of QLH. As of each valuation date of Class B units, the contingent claims analysis framework relies on the fair value of the total equity of QLH; management’s expected term to an exit event such as an event leading to a sale or an initial public offering of the Company; an estimate of equity volatility applicable to the Company commensurate to the term from the valuation to an exit date; an estimate for the discount for lack of marketability; a dividend yield and a risk-free rate as of each valuation date; and a calculated breakpoint that is akin to a strike price, above which the Class B units contractually share in the proceeds to QLH upon an exit event. Fair value of total equity for QLH is established using both a market multiples approach and a discounted cash flow method, as well as a price established from certain equity transactions with third-party investors. Compensation expense of those awards is recognized over the requisite service period, which is generally the vesting period of the respective award. Forfeitures are accounted for as they occur.

The Company classifies equity-based compensation expense in its consolidated statements of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

Valuation of redeemable Class A units

Mezzanine equity classification is required in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480) when an equity instrument is redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the shareholder, or (3) upon the occurrence of an event that is not solely within the control of the reporting entity.

QLH’s Class A units that are held by Insignia Capital Group feature redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Conditionally redeemable Class A units (including Class A units that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within QLH’s control) are classified as temporary equity. At all other times, shares of Class A units are classified as members’ (deficit) equity. QLH recognizes changes in redemption value immediately as they occur and will adjust the carrying value of the security to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable Class A units are effected by charges to increase accumulated deficit.

QL Holdings LLC and subsidiaries

Notes to consolidated financial statements

Member distributions

The Company’s policy is to record payment of unit distributions as a reduction to retained earnings, which is in a position of accumulated deficit as of December 31, 2019 and 2018.

Related Party Transactions

The redeemable Class A units, Class A units and Class B units have been granted and or sold to related parties. Our members are deemed to be related parties, and therefore equity transactions disclosed in these financial statements are deemed to be related party transactions.

Leases

The Company categorizes non-cancellable leases at their inception as either operating or capital leases. Costs for operating leases that include incentives such as payment escalations or rent abatements are recognized on a straight-line basis over the term of the lease. Additionally, inducements received from lessors are treated as a reduction of costs over the term of the agreement.

Fair value measurements

The Company accounts for the fair value of its financial instruments in accordance with FASB ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”). Non-recurring, non-financial assets and liabilities are also accounted for under the provisions of ASC 820.

ASC 820 defines fair value, establishes a framework for measuring fair value under US GAAP and enhances disclosures about fair value measurements. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for an asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last unobservable:

Level 1    Quoted prices in active markets for identical assets or liabilities.

Level 2    Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

Level 3    Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company’s accounts receivable, accounts payable and accrued expenses and other current liabilities approximate their fair values due to the short-term nature of these assets and liabilities. Although market quotes for the fair value of long-term debt related to the Company’s revolving line of credit and term loan are not readily available, the Company believes its carrying value approximates fair value due to the variable interest rates, which are Level 2 inputs.

QL Holdings LLC and subsidiaries

Notes to consolidated financial statements

Sales taxes

ASC 606-10 provides that the presentation of taxes assessed by a governmental authority, which are directly imposed on revenue-producing transactions (i.e., sales, use, and excise taxes) between a seller and a customer, on a gross basis (included in revenue and costs), or on a net basis (excluded from revenue), is a management decision on accounting policies that should be disclosed. In addition, for any such taxes that are reported on a gross basis, the amounts of those taxes should be disclosed in the consolidated financial statements for each period for which a consolidated statement of operations is presented, if those amounts are significant. The Company has elected to exclude sales taxes from revenue.

Segment information

The Company operates in the United States and in a single operating segment. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is its chief executive officer, who reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. Since the Company operates in one operating segment, all required financial segment information can be found in the consolidated financial statements.

Cost of revenue

The Company’s cost of revenue is comprised primarily of payments to suppliers and traffic acquisition costs paid to top tier search engines as well as telephony infrastructure costs, internet and hosting, merchant fees, salaries and related expenses, amortization expense and other expenses. Cost of revenue was $342.9 million for the year ended December 31, 2019 and $247.7 million for the year ended December 31, 2018. The costs consisted primarily of $284.5 million of payments to suppliers and $54.2 million of traffic acquisition costs during 2019, compared to $210.1 million of payments to suppliers and $34.0 million of traffic acquisition costs during 2018. Other costs including salaries and related expenses, internet and hosting, amortization, and other expenses were $4.2 million and $3.5 million for the years ended December 31, 2019 and 2018, respectively.

Income taxes

QLH is a limited liability company (“LLC”) and is treated as a partnership for U.S. federal and applicable state and local income tax purposes. As such, the net income or loss of the Company and related tax consequences are included in the tax returns of its members and generally is not subject to U.S. federal and applicable state income taxes at the entity level. With few exceptions, the Company is no longer subject to examination by tax authorities for returns filed prior to 2013, and no examinations are currently pending.

The Company follows the provisions of uncertain tax positions as addressed in FASB ASC Subtopic 740-10, Income Taxes. As of December 31, 2019 and 2018, the Company did not recognize any liabilities for uncertain tax positions.

Specifically, the Company records uncertain tax positions on the basis of a two-step process: (1) determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, recognize

QL Holdings LLC and subsidiaries

Notes to consolidated financial statements

the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Comprehensive Income

For the year ended December 31, 2019 and 2018, the Company did not have any differences between its net income and comprehensive income.

Recently adopted accounting pronouncements

Revenue recognition

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), and has since issued several additional amendments thereto, collectively referred to herein as ASC 606. ASC 606 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry specific guidance. The new standards require entities to apportion consideration from contracts to performance obligations on a relative standalone selling price basis, based on a five-step model. Under ASC 606, revenue is recognized when a customer obtains control of a promised good or service and is recognized in an amount that reflects the consideration that the entity expects to receive in exchange for the good or service. In addition, ASC 606 provides guidance on accounting for certain revenue related costs including costs associated with obtaining and fulfilling a contract. ASC 606 may be applied using either a full retrospective approach, under which all years included in the financial statements will be presented under the revised guidance, or a modified retrospective approach, under which the financial statements will be prepared under the revised guidance for the year of adoption, but not for prior years. Under the latter method, entities will recognize a cumulative catch-up adjustment to the opening balance of retained earnings at the effective date for contracts that still require performance by the entity at the date of adoption. For public entities, the guidance was effective for annual periods beginning after December 15, 2017, including interim periods within those fiscal years. For non-public entities and emerging growth companies that choose to take advantage of the extended transition periods, the guidance was effective for annual periods beginning after December 15, 2018. The Company adopted ASC 606 as of January 1, 2018 using the modified retrospective method. The adoption of this guidance did not have a material impact on the Company’s financial statements.

Definition of a Business

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations: Clarifying the Definition of a Business (ASC 805) (“ASU 2017-01”), which clarifies the definition of a business and affects the determination of whether acquisitions or disposals are accounted for as assets or as a business. Under the new guidance, when substantially all of the fair value of the assets is concentrated in a single identifiable asset or a group of similar identifiable assets, it is not a business. The new guidance is effective for annual periods beginning after December 15, 2018. The adoption of this guidance did not have a material impact on the Company’s financial statements.

Goodwill

In January 2017, the FASB issued ASU No. 2017-04, Simplifying the Test for Goodwill Impairment (ASC 350), which changes the guidance on goodwill impairment testing. Under the new guidance, the qualitative assessment of the

QL Holdings LLC and subsidiaries

Notes to consolidated financial statements

recoverability of goodwill remains the same. However, the second step required under the existing guidance has been eliminated. Goodwill is considered impaired if the carrying value of the reporting unit exceeds the estimated fair value of the reporting unit. The Company early adopted ASU 2017-04 on January 1, 2018. The adoption of this guidance did not have a material impact on the Company’s financial statements.

Recently issued not yet adopted accounting pronouncements

As an “emerging growth company,” the Jumpstart Our Business Startups Act, or the JOBS Act, allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use the adoption dates applicable to private companies. As a result, the Company’s financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective date for new or revised accounting standards that are applicable to public companies.

In February 2016, the FASB issued ASU No. 2016-02, Leases (ASC 842) (“ASU 2016-02”), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. The new guidance requires lessees to recognize lease assets and liabilities on the balance sheet for both operating and financing leases, with the exception of leases with an original term of 12 months or less. Under existing guidance, recognition of lease assets and liabilities is not required for operating leases. The lease assets and liabilities to be recognized are both measured initially based on the present value of the lease payments. Under the new guidance, a sale-leaseback transaction must meet the recognition criteria under ASC 606 in order to be accounted for as sale. ASU 2016-02 initially required adoption using a modified retrospective approach, under which all years presented in the financial statements would be prepared under the revised guidance. In July 2018, the FASB issued ASU No. 2018-11 which added an optional transition method under which financial statements may be prepared under the revised guidance for the year of adoption, but not for prior years. Under the latter method, entities will recognize a cumulative catch-up adjustment to the opening balance of retained earnings in the period of adoption. In June 2020, the FASB issued ASU No. 2020-05 that deferred the effective date for non-public entities and emerging growth companies that choose to take advantage of the extended transition periods to annual reporting periods beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company is currently in the process of evaluating the potential impact of this new accounting guidance, which is effective for the Company for annual periods beginning after December 15, 2021.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, to require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The ASU also amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. In February 2020, the FASB issued ASU 2020-02, Financial Instruments—Credit Losses (Topic 326) and Leases (Topic 842)—Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, Leases (Topic 842) (SEC Update), which amends the language in

QL Holdings LLC and subsidiaries

Notes to consolidated financial statements

Subtopic 326-20 and addresses questions primarily regarding documentation and company policies. The guidance in ASU 2016-13 and ASU 2020-02 related to credit losses is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848) (“ASU 2020-04”), which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by the discontinuation of the London Interbank Offered Rate or by another reference rate expected to be discontinued. The amendments are effective for all entities as of March 12, 2020 through December 31, 2022. The Company is currently evaluating the impacts of the provisions of ASU 2020-04 on its financial condition, results of operations, and cash flows.

4. Disaggregation of revenue

The following table shows the Company’s revenue disaggregated by transaction model:

	Year ended December 31,
(in thousands)	2019	2018
	(As restated)	(As restated)
Revenue
Open platform transactions	$399,945	$291,331
Private platform transactions	8,060	5,579

	$408,005	$296,910

The following table shows the Company’s revenue disaggregated by product vertical:

	Year ended December 31,
(in thousands)	2019	2018
	(As restated)	(As restated)
Revenue
Property & casualty insurance	$219,467	$162,088
Health insurance	104,261	71,437
Life insurance	33,012	28,542
Other	51,265	34,843

	$408,005	$296,910

QL Holdings LLC and subsidiaries

Notes to consolidated financial statements

5. Property and equipment

Property and equipment consisted of:

	As of December 31,
(in thousands)	2019	2018
Leasehold improvements	$783	$876
Furniture and fixtures	302	306
Computers	215	212

Property and equipment, gross	1,300	1,394
Less: Accumulated depreciation	(545)	(513)

Property and equipment, net	$755	$881

Depreciation expense related to property and equipment amounted to $0.3 million and $0.2 million for the years ended December 31, 2019 and 2018, respectively.

6. Goodwill and intangible assets

Goodwill and intangible assets consisted of:

	As of December 31,
	2019				2018
(in thousands)	Useful life (months)	Gross carrying amount	Accumulated amortization (As restated)	Net carrying amount (As restated)	Gross carrying amount	Accumulated amortization (As restated)	Net carrying amount (As restated)
Technology and intellectual property	60	$32,027	$(32,027)	$—	$32,027	$(30,557)	$1,470
Customer relationships	120	25,040	(7,094)	17,946	25,040	(4,017)	21,023
Costs to acquire third party publishers	24	1,363	(1,363)	—	1,363	(852)	511
Non-compete agreements	60	303	(155)	148	303	(86)	217
Domain names	60	1,224	(566)	658	1,077	(313)	764

		59,957	(41,205)	18,752	59,810	(35,825)	23,985
Goodwill		18,402	—	18,402	18,402	—	18,402

Amortization expense related to intangible assets amounted to $5.4 million for the year ended December 31, 2019 and $11.8 million for the year ended December 31, 2018. We have no accumulated impairments of goodwill.

QL Holdings LLC and subsidiaries

Notes to consolidated financial statements

The following table presents the change in goodwill and intangible assets:

	Year ended December 31,
	2019		2018
(in thousands)	Goodwill	Intangible assets	Goodwill	Intangible assets
		(As restated)		(As restated)
Beginning balance at January 1,	$18,402	$23,985	$18,402	$35,744
Additions to goodwill and intangible assets	—	148	—	10
Amortization	—	(5,381)	—	(11,769)

Ending balance at December 31,	$18,402	$18,752	$18,402	$23,985

As of December 31, 2019, future amortization expense on identifiable intangible assets with estimable useful lives over the next five years is as follows:

(in thousands)	Amortization expense
(As restated)
2020	$3,191
2021	2,986
2022	2,733
2023	2,389
2024	2,211
Thereafter	5,242

$18,752

7. Accrued expenses

Accrued expenses consisted of:

	As of December 31,
(in thousands)	2019	2018
Accrued payroll and related expenses	$4,954	$3,848
Accrued operating expenses	754	532
Other accrued expenses	824	780

Total accrued expenses	$6,532	$5,160

8. Long-term debt

Credit facility

2017 Revolver and Term Loan

In October 2017, the Company entered into an amendment to the credit facility with Bridge Bank comprised of (a) a term loan in an initial principal amount of $18.4 million (the “2017 Term Loan Facility”) and (b) a revolving line of credit of up to $10.0 million (the “2017 Revolving Credit Facility” and, collectively with the 2017 Term Loan Facility, the “2017 Credit Facilities”). Proceeds from the $18.4 million 2017 Term Loan Facility were used to pay off the existing term loan with Bridge Bank and fund a prior acquisition. The 2017 Term Loan Facility and

QL Holdings LLC and subsidiaries

Notes to consolidated financial statements

the 2017 Revolving Credit Facility had maturity dates of October 6, 2022 and October 10, 2020, respectively. The 2017 Term Loan Facility was repayable beginning on November 2017 in 60 monthly installments through October 2022 and accrued interest at annual rate of 1.50% above the prime rate. The 2017 Revolving Credit Facility bore interest at an annual rate of 0.25% above the prime rate. The 2017 Credit Facilities were collateralized by substantially all of the Company’s assets and contained certain financial covenants. These financial covenants included a minimum Fixed Charge Coverage Ratio and Asset Coverage Ratio.

As of December 31, 2018, the Company had no outstanding amount drawn on the 2017 Revolving Credit Facility and $14.3 million outstanding, net of deferred debt issuance costs of $0.1 million, on the 2017 Term Loan Facility, of which $1.2 million was classified within current portion of long-term debt and $13.1 million was classified within long-term debt, net of current portion.

2019 Revolver and Term Loan

QL, as the borrower, and QLH, as the guarantor, entered into a new secured credit facility on February 26, 2019 with Monroe Capital. The new credit facility is comprised of (a) a term loan in an initial principal amount of $100.0 million (“2019 Term Loan Facility”) and (b) a revolving line of credit of up to $5.0 million (“2019 Revolving Credit Facility” and, collectively with the 2019 Term Loan Facility, the “2019 Credit Facilities”). Proceeds from the $100.0 million 2019 Term Loan Facility were used to (i) repay the 2017 Term Loan Facility in full, (ii) pay a cash dividend to QLH Class A Unit Holders and certain QLH Class B Unit Holders, (iii) pay transaction expenses, and (iv) fund the redemption of certain QLH Class A and Class B Unit Holders for cash.

On June 12, 2019, QL, as the borrower, and QLH, as the guarantor, executed an amendment to the 2019 Credit Facilities to bring City National Bank on as a lender. Monroe Capital assigned $25.0 million of the 2019 Term Loan Facility and the entire $5.0 million of the 2019 Revolving Credit Facility to City National Bank. In connection with the assignment of the debt, the applicable margin on borrowings was reduced from LIBOR plus 5.50% to LIBOR plus 4.85% and the Company incurred $0.2 million of debt issuance costs. This amendment was accounted for as a modification to the 2019 Credit Facilities.

The 2019 Credit Facilities are collateralized by substantially all of the Company’s assets and contain certain financial and non-financial covenants. The financial covenants include a minimum Fixed Charge Coverage Ratio and a maximum Net Debt to EBITDA Ratio (in each case, as defined in the 2019 Credit Facilities). Non-financial covenants include restrictions on permitted equity repurchases, acquisitions and incurrences of debt.

The 2019 Revolving Credit Facility has a maturity date of June 13, 2022, subject to an extension of the termination date, at which time all outstanding borrowings are due. The 2019 Term Loan Facility has a maturity date of February 26, 2025, at which time all outstanding borrowings and accrued interest are due. The 2019 Term Loan Facility amortizes at a level rate of $250,000 per quarter, starting on June 30, 2019. Additionally, the 2019 Term Loan Facility requires a mandatory debt repayment based on an excess cash flow calculation performed annually (“Excess Cash Flow Sweep”). The percentage of excess cash flow to be repaid declines based on the Net Debt to EBITDA ratio. When the Net Debt to EBITDA ratio is less than 2.00 to 1.00, the percentage of excess cash flow will be 25% and otherwise, 50%. The Excess Cash Flow Sweep for the period ending December 31, 2019 totaled $0.3 million and was paid on March 17, 2020.

As of December 31, 2019, the Company had no outstanding amount drawn on the 2019 Revolving Credit Facility and $97.5 million outstanding, net of deferred debt issuance costs of $1.7 million, on the 2019 Term Loan

QL Holdings LLC and subsidiaries

Notes to consolidated financial statements

Facility, of which $0.9 million was classified within current portion of long-term debt and $96.7 million was classified within long-term debt, net of current portion.

The 2019 Credit Facilities bear interest at a rate equal to LIBOR plus 4.85% on borrowings. The expected future principal payments for all borrowings as of December 31, 2019 is as follows (in thousands):

Contractual maturity
(As restated)

Year Ended December 31,
2020	$1,312
2021	1,000
2022	1,000
2023	1,000
2024	1,000
Thereafter	93,936

Debt and issuance costs	99,248
Unamortized debt issuance costs	(1,710)

Total long term debt	$97,538

The Company incurred interest expense of $7.0 million and $1.2 million during the years ended December 31, 2019 and 2018, respectively. Included in interest expense is $0.6 million and $0.0 million of amortization of debt issuance costs during the years ended December 31, 2019 and 2018, respectively. As of December 31, 2019, unamortized deferred debt issuance costs amounted to $1.7 million compared to $0.1 million as of December 31, 2018. Accrued interest was less than $0.1 million as of December 31, 2019 and 2018, respectively.

9. Commitments and contingencies

Operating leases

The Company is obligated under certain non-cancellable operating leases for its facilities, which expire on various dates through 2027. Certain facility leases contain predetermined fixed escalation of minimum rents. The Company recognizes rent expense on a straight-line basis for these leases and records the difference between recognized rental expense and the amounts payable under the lease agreement as deferred rent. The deferred rent liability was $0.4 million and $0.5 million as of December 31, 2019 and 2018, respectively. Total rental expense amounted to $0.5 million and $0.4 million for the years ended December 31, 2019 and 2018, respectively, and is recorded in operating expenses in the consolidated statements of operations.

QL Holdings LLC and subsidiaries

Notes to consolidated financial statements

Future minimum lease payments under the non-cancellable leases are as follows:

(in thousands)	Rent payments
(As restated)

Year Ended December 31,
2020	$468
2021	539
2022	555
2023	572
2024	598
Thereafter	1,174

Total	$3,906

Litigation

The Company is subject to certain legal proceedings and claims that arise in the normal course of business. In the opinion of management, the Company does not believe that the amount of liability, if any, as a result of these proceedings and claims will have a materially adverse effect on the Company’s consolidated financial position, results of operations, and cash flows. As of December 31, 2019 and 2018, the Company does not have any contingency reserves established for any litigation liabilities.

10. Redeemable Class A units and members’ (deficit) equity

Authorized, issued, and outstanding units

As of December 31, 2019, there are 1,136,842 Class A units authorized, issued, and outstanding, and 169,943 Class B units authorized with 163,800 units issued, of which 51,377 units are vested and outstanding.

Redeemable Class A units

QLH’s Class A units that are held by ICG feature a redemption right that are considered to be outside of the Company’s control. The key terms and conditions of this redemption right are as follows.

The redemption right may be exercised on three dates which are on the fifth, seventh and ninth anniversary of Insignia Recapitalization of February 26, 2019 and must be settled by the Company no later than one year from the exercise date. The redemption may only be exercised on all of ICG’s Class A units at once. At settlement, the Company must pay an amount of cash equal to the Class A redemption value (as defined in the third amended and restated limited liability company agreement). The Company may, instead of settling the redemption right as noted above on or prior to the settlement date, engage a nationally recognized investment banking firm to conduct a marketing process with respect to a sale of the Company, on or prior to the settlement date. In the event that the Company enters into a binding definitive agreement with respect to a sale of the Company, ICG will be entitled to receive an amount in full exchange for all of the Class A units equal to the aggregate amount of the Class A redemption value (as defined in the third amended and restated limited liability company agreement) on the date the sale is consummated, based on the Class A redemption value (as defined in the third amended and restated limited liability company agreement) for the Company and its subsidiaries, taken as a whole based on the transaction value ascribed to the Company and its subsidiaries.

QL Holdings LLC and subsidiaries

Notes to consolidated financial statements

If the Company enters into a binding definitive agreement to consummate a Liquidation Event (as defined in the third amended and restated limited liability company agreement—including, for example a qualified offering of the Company’s stock) that would not otherwise result in the sale, lease, transfer, or other disposition of all or substantially all of the Company’s assets or the sale, transfer or other disposition of all of ICG’s Class A units, ICG will have the right, to elect to sell, transfer or otherwise dispose of all of the Class A units held by ICG in the Liquidation Event by electing to participate in the Liquidation Event within 10 business days of receiving notice by the Company of the Liquidation Event. Upon the consummation of the Liquidation Event, ICG will be entitled to receive an amount in respect of its entire Class A units based on the transaction value ascribed to the Company and its subsidiaries in such Liquidation Event. In the event that ICG elects to participate in the Liquidation Event, and the Liquidation Event does not otherwise result in the sale, transfer, or other disposition of all of ICG’s Class A units, the redemption right on any remaining Class A units continuing to be held by ICG will be cancelled for no further consideration.

If the redemption right is not exercised, the redemption right will terminate upon and following the first to occur of; the ninth anniversary of the ICG investment date, the consummation of a Qualified Public Offering (as defined in the third amended and restated limited liability company agreement), and the date on which the Company enters into a binding definitive agreement for a Liquidation Event.

The Company accounts for its Class A units subject to possible redemption in accordance with the guidance in FASB ASC 480. Conditionally redeemable Class A units (including Class A units that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within QLH’s control) are classified as temporary equity. If the Class A units are probable of becoming redeemable, QLH recognizes changes in redemption value immediately as they occur and will adjust the carrying value of the security to equal the redemption value at the end of each reporting period. In doing so, QLH views the end of the reporting period as if it were the redemption date. Increases or decreases in the carrying amount of redeemable Class A units are effected by charges against or credits to accumulated deficit with credits being recognized only to the extent of previous charges. As of December 31, 2019, the Company has assessed redemption of the Class A units as probable. Accordingly, as of December 31, 2019, 284,211 units of the 1,136,842 outstanding Class A units were classified outside of permanent equity.

Member distributions

Member distributions generally represent reimbursement of the tax liability passed through to members of QLH as a result of the taxable income generated by QLH.

Class A units

Class A units are entitled to: one vote for each Class A unit; distributions from QLH’s operations and dispositions of QLH’s assets, at such times and in such amounts as approved by the board of directors (“BOD”), in the proportion of units held to the total units issued and outstanding; and liquidating distributions, as approved by the BOD, in the proportion of units held to the total units issued and outstanding.

Class B units

Class B units are non-voting and will participate in the same distributions from QLH’s operations and dispositions of QLH’s assets and liquidating distributions as the Class A units, provided that cumulative distributions up to the applicable Participation Threshold (as defined in the third amended and restated LLC

QL Holdings LLC and subsidiaries

Notes to consolidated financial statements

agreement) have already been paid to the other holders of QLH’s units (the “performance condition”). Class B units are reserved for issuance to directors, employees, managers, independent contractors, and advisors of QLH and its subsidiaries, upon approval of the BOD. Upon the occurrence of a Termination Event (as defined in the third amended and restated LLC agreement) at QLH’s discretion, the vested Class B units are repurchased at fair value and the unvested Class B units are forfeited.

11. Equity-based compensation

QLH Class B Restricted Unit Plan

QLH’s Class B Restricted Unit Plan (the “Plan”) authorizes QLH to issue Class B units to directors, employees, managers, independent contractors, and advisors of QLH and its subsidiaries, upon approval of the BOD.

Class B units granted to employees are generally subject to a four-year vesting period, whereby the incentive awards become 25% vested on the first anniversary from the beginning of the requisite service period and then vest ratably on a monthly basis thereafter through the end of the vesting period.

As of December 31, 2019, the total number of Class B units that may be issued under the Plan was 169,943, of which 6,143 units remained available for future grant as of December 31, 2019.

The option pricing model assumptions for determining the fair value of the Class B units in the years ended December 31, 2019 and 2018 were as follows:

Year ended December 31,
	2019 (As restated)	2018 (As restated)
Expected term (in years)	2-3 years	3-5 years
Expected volatility	70% - 75%	50% -55%
Expected dividend yield	—	—
Risk-free interest rate	1.58% - 2.19%	2.57% - 2.74%
Discount for lack of marketability	30%	30%

Equity compensation awards activity

The following is a summary of the Class B units’ activity for the years ended December 31, 2019:

	Number of units (As restated)	Weighted-average grant date fair value/unit (As restated)	Aggregate intrinsic value (in thousands) (As restated)

Class B units
Outstanding as of December 31, 2018	98,090	$45.25	$22,244
Granted	100,738	71.69
Repurchased	(31,799)	44.61
Forfeited or canceled	(3,229)	46.09

Outstanding as of December 31, 2019	163,800	$61.62	$28,622

QL Holdings LLC and subsidiaries

Notes to consolidated financial statements

As of December 31, 2019, the Company had 51,377 vested units and 112,423 unvested units of Class B units with weighted average grant date fair value per unit of $43.33 and $70.32, respectively. The aggregate intrinsic value of the unvested shares of Class B units as of December 31, 2019 was $19.6 million. As of December 31, 2018, the Company had 62,843 vested units and 35,247 unvested units of Class B units with weighted average grant date fair value per unit of $40.59 and $54.65, respectively. During 2019, 13,941 units were vested with aggregate intrinsic value of $2.0 million.

During the years ended December 31, 2019 and 2018, the Company recognized $1.3 million and $0.0 million of equity-based compensation expense for the amount by which the amount paid to repurchase the units exceeded the fair value at the date of redemption. These amounts are included within operating cash flow. Repurchases include repurchases arising in connection with the Insignia Recapitalization as well as optional unit repurchases by the Company following an employee’s termination of employment. Cash used to settle the repurchases was $5.7 million.

Equity-based compensation expense

The Company recorded equity-based compensation expense in the following expense categories in its consolidated statements of operations (in thousands):

	Year ended December 31,
	2019 (As restated)	2018 (As restated)
Cost of revenue	$181	$54
Sales and marketing	1,384	425
Product development	532	167
General and administrative	1,497	178

Total equity-based compensation	$3,594	$824

As of December 31, 2019 and 2018, unrecognized compensation cost related to the Class B units was $6.6 million and $2.0 million, respectively, and will be recognized over a weighted-average period of 3.2 years as of December 31, 2019 and 2.6 years as of December 31, 2018.

12. Subsequent events

The Company has evaluated subsequent events that have occurred from January 1, 2020 to March 30, 2020, the date the consolidated financial statements were available to be issued. In connection with the reissuance of the consolidated financial statements, the Company has evaluated subsequent events through September 16, 2020, which is the date that the consolidated financial statements were available to be reissued.

Amendment to the 2019 Credit Facilities

On February 28, 2020, QL, as the borrower, and QLH as the guarantor, amended the 2019 Credit Facilities providing for incremental borrowing term loan capacity of up to $5.0 million (“Delayed Draw Term Loan”). The Delayed Draw Term Loan had a commitment termination date of May 28, 2020. If and when drawn, the Delayed Draw Term Loan will carry interest at the same rate as the 2019 Credit Facilities and will amortize over the same term as the 2019 Term Loan Facility, with no material changes to covenants, seniority, or security. In connection with the amendment, on February 28, 2020, the Company drew down $2.5 million on the 2019 Revolving Credit Facility to provide increased liquidity for a contemplated minority investment. The Delayed Draw Term Loan was undrawn and expired on May 28, 2020.

QL Holdings LLC and subsidiaries

Notes to consolidated financial statements

Excess Cash Flow Payment

On March 17, 2020, the Company made $0.3 million in excess cash flow payments towards the 2019 Term Loan Facility, consistent with the terms of the 2019 Revolving Credit Facility.

Investment in a Private Company

On May 27, 2020, the Company entered into a common stock subscription agreement with a private company. ln accordance with the agreement, the Company acquired 10,000,000 shares of the private company’s common stock and paid $10 million in cash. The acquired shares represent 7% of the private company’s total outstanding shares of common stock.

Distribution to Members

From January 1, 2020 through September 16, 2020, the Company distributed $18.5 million to its members.

QL Holdings LLC and subsidiaries

Unaudited condensed consolidated balance sheets

(In thousands)

	June 30,	December 31,
	2020	2019

Assets

Current assets
Cash and cash equivalents	$26,429	$10,028
Accounts receivable, net of allowance for doubtful accounts	56,767	56,012
Prepaid expenses and other current assets	1,709	1,448

Total current assets	84,905	67,488
Property and equipment, net	710	755
Intangible assets, net	17,149	18,752
Goodwill	18,402	18,402
Other assets	14,625	—

Total assets	$135,791	$105,397

Liabilities, redeemable Class A units and Members’ Deficit

Current liabilities
Accounts payable	$65,622	$40,455
Accrued expenses	4,027	6,532
Current portion of long-term debt	585	873
Current portion of deferred rent	49	52

Total current liabilities	70,283	47,912
Long-term debt, net of current portion	96,367	96,665
Deferred rent, net of current portion	337	319
Other long-term liabilities	146	—

Total liabilities	167,133	144,896

Commitments and contingencies (Note 9)
Redeemable Class A units, 284,211 at redemption value of approximately $637.08 and $260.71 per unit as of June 30, 2020 and December 31, 2019, respectively	181,066	74,097

Members’ (deficit) equity
Class A units, 1,136,842 units authorized; 852,631 units issued and outstanding (excluding 284,211 units subject to possible redemption) as of June 30, 2020 and December 31, 2019, respectively	73,003	73,003
Class B units, 169,943 units authorized; 161,300 and 163,800 issued and outstanding as of June 30, 2020 and December 31, 2019, respectively	8,491	6,544
Accumulated deficit	(293,902)	(193,143)

Total members’ deficit	(212,408)	(113,596)

Total liabilities, redeemable Class A units and members’ deficit	$135,791	$105,397

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

QL Holdings LLC and subsidiaries

Unaudited condensed consolidated statements of operations

(In thousands)

	Six months ended June 30,
	2020	2019
Revenue	$243,061	$171,460

Cost and operating expenses
Cost of revenue	204,862	144,423
Sales and marketing	5,950	7,359
Product development	3,716	3,565
General and administrative	6,302	13,094

Total cost and operating expenses	220,830	168,441
Income from operations	22,231	3,019
Interest expense	3,250	3,339

Net income (loss)	$18,981	$(320)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

QL Holdings LLC and subsidiaries

Unaudited condensed consolidated statements of changes in redeemable Class A units and members’ deficit

(In thousands)

	Redeemable Class A		Class A common		Class B common		Accumulated deficit	Total members’ deficit
	Units	Amount	Units	Amount	Units	Amount
Balance at December 31, 2018	—	—	1,136,842	$73,003	98,090	$2,950	$(35,473)	$40,480
Class A issuances	284,211	62,806	—	—	—	—	—	—
Class A repurchase	—	—	(284,211)	—	—	—	(62,806)	(62,806)
Class B issuances	—	—	—	—	87,988	—	—	—
Class B repurchased	—	—	—	—	(26,919)	—	(4,648)	(4,648)
Class B forfeited or cancelled	—	—	—	—	(3,229)	—	—	—
Equity-based compensation						2,561		2,561
Member distributions	—	—	—	—	—	—	(84,330)	(84,330)
Net loss	—	—	—	—	—	—	(320)	(320)

Balance at June 30, 2019	284,211	$62,806	852,631	$73,003	155,930	$5,511	$(187,577)	$(109,063)

	Redeemable Class A		Class A common		Class B common		Accumulated deficit	Total members’ deficit
	Units	Amount	Units	Amount	Units	Amount
Balance at December 31, 2019	284,211	$74,097	852,631	$73,003	163,800	$6,544	(193,143)	$(113,596)
Remeasurement of redeemable Class A units	—	106,969	—	—	—	—	(106,969)	(106,969)
Class B issuances	—	—	—	—	9,500	—	—	—
Class B repurchased	—	—	—	—	(8,568)	—	(2,244)	(2,244)
Class B forfeited or cancelled	—	—	—	—	(3,432)	—	—	—
Equity-based compensation	—	—	—	—	—	1,947	—	1,947
Member distributions	—	—	—	—	—	—	(10,527)	(10,527)
Net income	—	—	—	—	—	—	18,981	18,981

Balance at June 30, 2020	284,211	$181,066	852,631	$73,003	161,300	$8,491	$(293,902)	$(212,408)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

QL Holdings LLC and subsidiaries

Unaudited condensed consolidated statements of cash flows

(In thousands)

	Six months ended June 30,
	2020	2019

Cash flows from operating activities
Net income (loss)	$18,981	$(320)

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Non-cash equity-based compensation expense	1,156	1,275
Depreciation expense on property and equipment	137	143
Amortization of intangible assets	1,603	2,773
Amortization of deferred debt issuance costs	226	444
Bad debt expense	219	160
Changes in operating assets and liabilities:
Accounts receivable	(974)	(10,659)
Prepaid expenses and other current assets	(261)	(403)
Other assets	(4,625)	—
Accounts payable	25,167	22,464
Accrued expenses	(2,359)	(1,952)
Deferred rent	15	(45)

Net cash provided by operating activities	39,285	13,880

Cash flows from investing activities
Purchases of property and equipment	(92)	(88)
Purchase of cost method investment	(10,000)	—

Net cash used in investing activities	(10,092)	(88)

Cash flows from financing activities
Proceeds from revolving line of credit	7,500	—
Repayments on revolving line of credit	(7,500)	—
Proceeds from issuance of long-term debt	—	100,000
Repayments on long-term debt	(812)	(14,573)
Payments of debt issuance costs	—	(2,303)
Cash paid to repurchase Class B units up to fair value	(1,453)	(3,362)
Cash paid for repurchases of Class A units	—	(62,806)
Member contributions	—	62,806
Member distributions	(10,527)	(84,330)

Net cash used in financing activities	(12,792)	(4,568)

Net increase in cash and cash equivalents	16,401	9,224
Cash and cash equivalents, beginning of period	10,028	5,662

Cash and cash equivalents, end of period	$26,429	$14,886

Supplemental disclosures of cash flow information
Cash paid for interest	$3,028	$2,893
Cash paid for repurchase of Class B units in excess of fair value	$791	$1,286

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

QL Holdings LLC and subsidiaries

Unaudited notes to condensed consolidated financial statements

1. Organization

Formation and acquisition

QL Holdings LLC (“QLH”), a Delaware limited liability company, was formed on March 7, 2014, for the sole purpose of reorganizing the ownership structure of Quote Lab, Inc. (“QL Inc.”) and MediaAlpha Ventures, LLC (“MAV”) in order to effectuate the purchase of 60% of the membership interests of QLH by White Mountains Capital, Inc. (“WMC”), pursuant to the membership interest purchase agreement effective March 14, 2014 (the “Acquisition” or “Closing”). Concurrent to the Closing, QL Inc. was restructured into QuoteLab, LLC (“QL”), a Delaware limited liability company, and the historical owners (collectively, the “Sellers”) transferred all ownership of QL and MAV to QLH.

The Acquisition was accounted for under the acquisition method of accounting in accordance with Financial Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”), under which the purchase price was allocated to the assets acquired and liabilities assumed based on the estimated fair values at the date of the Acquisition. In accordance with ASC 805, QLH and its wholly owned subsidiaries QL and MAV (collectively, the “Company”) elected the option to apply pushdown accounting, and accordingly recorded goodwill to the extent the purchase price exceeded the fair value of assets acquired, net of liabilities assumed, on the account records of QLH. The Company prepared the valuations for all identifiable intangible assets acquired internally.

On September 26, 2016, MAV was dissolved to effectuate a merger with QL.

Insignia Capital Group

In connection with a recapitalization transaction (“Insignia Recapitalization”), on February 26, 2019, Insignia Capital Group (“ICG”) acquired 284,211 Class A units from the Company for $62.8 million, and the Company immediately repurchased 25% of the Class A units from WMC and the founders, and 25% of outstanding Class B units from Class B unitholders, for an aggregate of $62.8 million. As part of that transaction, QL entered into a new secured credit facility with Monroe Capital Management Advisors, LLC (“Monroe Capital”) on February 26, 2019. See Note 8 for more information.

WMC remains a significant equity holder in QLH with a 42% ownership interest on a fully-diluted basis. ICG is a significant minority equity holder in QLH with a 22% ownership interest on a fully-diluted basis. MediaAlpha’s founders continue to lead the business, and each remains a significant equity holder.

The Company incurred total transaction expenses of $8.8 million related to the sale of Class A units to ICG. The transaction expenses consisted of $7.2 million of legal, investment banking, and other consulting fees and $1.6 million in transaction bonuses which were recorded in general and administrative expenses in the consolidated statements of operations. The Company recorded $2.3 million in fees related to the closing of the new secured credit facility with Monroe Capital as a reduction of long-term debt in the consolidated balance sheets.

Nature of business

The Company does business as MediaAlpha. MediaAlpha specializes in end customer acquisition for insurance carriers, distributors and other clients in various verticals, including property & casualty insurance, health insurance and life insurance. The corporate headquarter is located in Los Angeles, California, with additional offices throughout the United States.

QL Holdings LLC and subsidiaries

Unaudited notes to condensed consolidated financial statements

Impact of COVID-19

The COVID-19 pandemic is currently impacting the United States and many countries around the world. The outbreak and government measures taken in response have had a significant impact, both direct and indirect, on businesses and commerce. The future progression of the pandemic and its effects on the Company’s business and operations are uncertain and the Company is unable to estimate the full impact at this time. However, the Company’s travel vertical has experienced a decline in revenue and the Company expects this trend to continue indefinitely. Although the Company does not believe the situation will materially impact the Company’s liquidity or capital position, the Company does not expect revenue from the travel vertical to recover in the foreseeable future.

The Company is monitoring the potential impact of the COVID-19 pandemic on its business and financial statements. To date, the Company has not experienced material business disruptions or incurred impairment losses in the carrying values of its assets as result of the pandemic and it is not aware of any specific related event or circumstance that would require it to revise its estimates reflected in these condensed consolidated financial statements. The extent to which the COVID-19 pandemic will further impact the Company’s business, results of operations and financial condition, will depend on future developments that are highly uncertain, including as a result of new information that may emerge concerning COVID-19, the actions taken to contain or treat it, and the duration and intensity of the related effects.

2. Summary of significant accounting policies

There have been no significant changes in accounting policies during the six months ended June 30, 2020 from those disclosed in the annual consolidated financial statements for the year ended December 31, 2019 and the related notes.

Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission. The consolidated financial statements include the accounts of QLH and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

QLH was formed for the sole purpose of reorganizing the ownership structure of QL in order to complete the purchase of a majority of QLH membership interests by WMC, with an effective date of March 14, 2014. This acquisition was accounted for by WMC under the acquisition method of accounting in accordance with FASB ASC 805, under which the purchase price was allocated to the assets acquired and liabilities assumed based on the estimated fair values at the date of the acquisition. In accordance with ASC 805, QLH and its wholly owned subsidiary QL elected the option to apply pushdown accounting, and accordingly, recorded goodwill to the extent the purchase price exceeded the fair value of assets acquired, net of liabilities assumed, on the accounting records of QL, with a corresponding entry to Members’ Equity in the Company.

In the opinion of the Company, the accompanying unaudited condensed financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its financial position as of June 30, 2020, and its results of operations and cash flows for the six months ended June 30, 2020 and 2019. The condensed balance sheet at December 31, 2019, was derived from audited annual financial statements but does not contain all the footnote disclosures from the annual financial statements.

QL Holdings LLC and subsidiaries

Unaudited notes to condensed consolidated financial statements

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities, certain disclosures at the date of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, valuation of goodwill and long-lived assets for impairment and inputs into the valuation of our equity-based compensation awards. Significant estimates affecting the consolidated financial statements have been prepared on the basis of the most current and best available information, including historical experience, known trends and other market-specific or other relevant factors that the Company believes to be reasonable. On an ongoing basis, management evaluates its estimates, as there are changes in circumstances, facts and experience. Changes in estimates are recorded in periods which they become known. However, actual results from the resolution of such estimates and assumptions may vary from those used in the preparation of the consolidated financial statements. The full extent to which the COVID-19 pandemic will directly or indirectly impact our business, results of operations and financial condition, including revenues, expenses, reserves and allowances, asset recoverability, and employee-related amounts, will depend on future developments that are highly uncertain, including as a result of new information that may emerge concerning COVID-19 and the actions taken to contain it or treat COVID-19, as well as the economic impact on our customers and markets. We have made estimates of the impact of COVID-19 within our financial statements and there may be changes to those estimates in future periods. Actual results may differ from these estimates.

Accounts receivable

The Company provides credit to customers in the ordinary course of business and believes its credit policies are prudent and reflect industry practices and business risk. Accounts receivables are stated at amounts due from customers. The Company reviews accounts receivable on a periodic basis and determines an allowance for doubtful accounts by considering a number of factors including the length of time trade accounts receivable are past due, the Company’s previous loss history, the customer’s current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes off outstanding accounts receivable against the allowance when the Company has exhausted all collection efforts and the potential recovery is considered remote. Payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

The Company reported and allowance for doubtful accounts of $0.4 million as of June 30, 2020 and $0.3 million as of December 31, 2019, respectively.

Concentrations of credit risk and of significant customers and suppliers

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company maintains cash balances that can, at times, exceed amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in these accounts, and believes it is not exposed to unusual credit risk beyond the normal credit risk in this area based on the financial strength of institutions with which the Company maintains its deposits.

The Company’s accounts receivable, which are unsecured, may expose the Company to credit risk due to collectability. The Company controls credit risk by investigating the creditworthiness of all customers prior to

QL Holdings LLC and subsidiaries

Unaudited notes to condensed consolidated financial statements establishing relationships with them, performing periodic reviews of the credit activities of those customers during the course of the business relationship, regularly analyzing the collectability of accounts receivables, and recording allowances for doubtful accounts when these receivables become uncollectible.

Customer concentrations for the six months ended June 30, 2020 and 2019 consisted of one customer that accounted for approximately $56.3 million, or 23% and $37.7 million, or 22%, of revenue, respectively; the same customer accounted for approximately $11.8 million, or 21%, of the Company’s accounts receivable as of June 30, 2020 compared to $4.7 million, or 8%, as of December 31, 2019.

The Company’s accounts payable can expose the Company to business risks such as supplier concentrations. For the six months ended of June 30, 2020 and 2019, supplier concentrations consisted of two suppliers that accounted for approximately $46.7 million, or 21%, and $37.7 million, or 24%, of total purchases, respectively; the same suppliers accounted for approximately $19.6 million, or 30%, of the Company’s total accounts payable as of June 30, 2020 compared to $14.7 million, or 36%, as of December 31, 2019.

Investment, cost method

The Company adopted ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, on February 28, 2020 in conjunction with the common stock subscription agreement discussed below, under which the Company has elected to use the available measurement alternative for equity investments without readily determinable fair values. The measurement alternative requires the investments to be held at cost and adjusted for impairment and observable price changes in orderly transactions for an identical or similar investment of the same issuer, if any.

On February 28, 2020, the Company entered into a common stock subscription agreement with a private company. ln accordance with the agreement, the Company acquired 10,000,000 shares of the private company’s common stock and paid $10 million in cash. The acquired shares represent 7% of the private company’s total outstanding shares of common stock. This investment will be evaluated for impairment when indicators of impairment exist. For the six months ended June 30, 2020, no impairment losses were recorded and no price changes were observed. This investment is recorded within Other assets on the consolidated balance sheet.

Segment information

The Company operates in the United States and in a single operating segment. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is its chief executive officer, who reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. Since the Company operates in one operating segment, all required financial segment information can be found in the consolidated financial statements.

Recently issued not yet adopted accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (ASC 842) (“ASU 2016-02”), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract

QL Holdings LLC and subsidiaries

Unaudited notes to condensed consolidated financial statements

(i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. The new guidance requires lessees to recognize lease assets and liabilities on the balance sheet for both operating and financing leases, with the exception of leases with an original term of 12 months or less. Under existing guidance, recognition of lease assets and liabilities is not required for operating leases. The lease assets and liabilities to be recognized are both measured initially based on the present value of the lease payments. Under the new guidance, a sale-leaseback transaction must meet the recognition criteria under ASC 606 in order to be accounted for as sale. ASU 2016-02 initially required adoption using a modified retrospective approach, under which all years presented in the financial statements would be prepared under the revised guidance. In July 2018, the FASB issued ASU No. 2018-11 which added an optional transition method under which financial statements may be prepared under the revised guidance for the year of adoption, but not for prior years. Under the latter method, entities will recognize a cumulative catch-up adjustment to the opening balance of retained earnings in the period of adoption. In June 2020, the FASB issued ASU No. 2020-05 that deferred the effective date for non-public entities and emerging growth companies that choose to take advantage of the extended transition periods to annual reporting periods beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company is currently in the process of evaluating the potential impact of this new accounting guidance, which is effective for the Company for annual periods beginning after December 15, 2021.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, to require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The ASU also amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. In February 2020, the FASB issued ASU 2020-02, Financial Instruments—Credit Losses (Topic 326) and Leases (Topic 842)—Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, Leases (Topic 842) (SEC Update), which amends the language in Subtopic 326-20 and addresses questions primarily regarding documentation and company policies. The guidance in ASU 2016-13 and ASU 2020-02 related to credit losses is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848) (“ASU 2020-04”), which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by the discontinuation of the London Interbank Offered Rate or by another reference rate expected to be discontinued. This standard may be elected and applied prospectively over time from March 12, 2020 through December 31, 2022 as reference rate reform activities occur. We are evaluating the method of adoption and impact of the standard on our reported consolidated financial condition, results of operations, cash flows and required disclosures.

QL Holdings LLC and subsidiaries

Unaudited notes to condensed consolidated financial statements

3. Disaggregation of revenue

The following table shows the Company’s revenue disaggregated by transaction model:

	Six months ended June 30,
(in thousands)	2020	2019
Revenue
Open platform transactions	$237,984	$167,845
Private platform transactions	5,077	3,615

	$243,061	$171,460

The following table shows the Company’s revenue disaggregated by product vertical:

	Six months ended June 30
(in thousands)	2020	2019
Revenue
Property & casualty insurance	$160,690	$91,168
Health insurance	54,077	36,515
Life insurance	16,873	17,134
Other	11,421	26,643

	$243,061	$171,460

4. Property and equipment

Property and equipment consisted of the following as of:

	As of
(in thousands)	June 30, 2020	December 31, 2019
Leasehold improvements	$840	$783
Furniture and fixtures	304	302
Computers	248	215

Property and equipment, gross	1,392	1,300
Less: Accumulated depreciation	(682)	(545)

Property and equipment, net	$710	$755

Depreciation expense related to property and equipment amounted to $0.1 million and $0.1 million for the six months ended June 30, 2020 and 2019, respectively.

QL Holdings LLC and subsidiaries

Unaudited notes to condensed consolidated financial statements

5. Goodwill and intangible assets

Goodwill and intangible assets consisted of:

	As of
	June 30, 2020				December 31, 2019
(in thousands)	Useful life (months)	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Technology and intellectual property	60	$—	$—	$—	$32,027	($32,027)	$—
Customer relationships	120	25,040	(8,555)	16,485	25,040	(7,094)	17,946
Costs to acquire third party publishers	24	—	—	—	1,363	(1,363)	—
Non-compete agreements	60	303	(183)	120	303	(155)	148
Domain names	60	1,224	(680)	544	1,224	(566)	658

		26,567	(9,418)	17,149	59,957	(41,205)	18,752
Goodwill	Indefinite	18,402	—	18,402	18,402	—	18,402

Amortization expense related to intangible assets amounted to $1.6 million for the six months ended June 30, 2020 and $2.8 million for the six months ended June 30, 2019. We have no accumulated impairments of goodwill.

The following table presents the change in goodwill and intangible assets:

	As of
	June 30, 2020		December 31, 2019
(in thousands)	Goodwill	Intangible assets	Goodwill	Intangible assets
Beginning balance at January 1,	$18,402	$18,752	$18,402	$23,985
Additions to goodwill and intangible assets	—	—	—	148
Amortization	—	(1,603)	—	(5,381)

Ending balance at June 30,	$18,402	$17,149	$18,402	$18,752

As of June 30, 2020, future amortization expense on identifiable intangible assets with estimable useful lives over the next five years is as follows:

(in thousands)	Amortization expense
2020—Remaining Period	$1,588
2021	2,986
2022	2,733
2023	2,389
2024	2,211
Thereafter	5,242

$17,149

QL Holdings LLC and subsidiaries

Unaudited notes to condensed consolidated financial statements

6. Other assets

During the six months ended June 30, 2020, in connection with the cost-method investment described under Note 2, the Company entered into a 10-year partnership agreement with a large online customer acquisition marketing company focused on the U.S. insurance industry to be its exclusive click monetization partner for the majority of its insurance categories beginning October 1, 2020. The agreement included a one-time upfront cash payment of $5.0 million.

7. Accrued expenses

Accrued expenses consisted of:

	As of
(in thousands)	June 30, 2020	December 31, 2019
Accrued payroll and related expenses	$2,506	$4,954
Accrued operating expenses	713	754
Other accrued expenses	808	824

Total accrued expenses	$4,027	$6,532

8. Long-term debt

2019 Revolver and Term Loan

QL, as the borrower, and QLH, as the guarantor, entered into a new secured credit facility on February 26, 2019 with Monroe Capital. The new credit facility is comprised of (a) a term loan in an initial principal amount of $100.0 million (“2019 Term Loan Facility”) and (b) a revolving line of credit of up to $5.0 million (“2019 Revolving Credit Facility” and, collectively with the 2019 Term Loan Facility, the “2019 Credit Facilities”). Proceeds from the $100.0 million 2019 Term Loan Facility were used to (i) repay the 2017 Term Loan Facility in full, (ii) pay a cash dividend to QLH Class A Unit Holders and certain QLH Class B Unit Holders, (iii) pay transaction expenses, and (iv) fund the redemption of certain QLH Class A and Class B Unit Holders for cash.

On June 12, 2019, QL, as the borrower, and QLH as the guarantor, executed an amendment to the 2019 Credit Facilities to bring City National Bank on as a lender. Monroe Capital assigned $25.0 million of the 2019 Term Loan Facility and the entire $5.0 million of the 2019 Revolving Credit Facility to City National Bank. In connection with the assignment of the debt, the applicable margin on borrowings was reduced from LIBOR plus 5.50% to LIBOR plus 4.85% and the Company incurred $0.2 million of debt issuance costs. This amendment was accounted for as a modification to the 2019 Credit Facilities.

The 2019 Credit Facilities are collateralized by substantially all of the Company’s assets and contain certain financial and non-financial covenants. The financial covenants include a minimum Fixed Charge Coverage Ratio and a maximum Net Debt to EBITDA Ratio (in each case, as defined in the 2019 Credit Facilities). Non-financial covenants include restrictions on permitted equity repurchases, acquisitions and incurrences of debt.

The 2019 Revolving Credit Facility has a maturity date of June 13, 2022, subject to an extension of the termination date, at which time all outstanding borrowings are due. The 2019 Term Loan Facility has a maturity date of February 26, 2025, at which time all outstanding borrowings and accrued interest are due. The 2019

QL Holdings LLC and subsidiaries

Unaudited notes to condensed consolidated financial statements

Term Loan Facility amortizes at a level rate of $250,000 per quarter, starting on June 30, 2019. Additionally, the 2019 Term Loan Facility requires a mandatory debt repayment based on an excess cash flow calculation performed annually (“Excess Cash Flow Sweep”). The percentage of excess cash flow to be repaid declines based on the Net Debt to EBITDA ratio. When the Net Debt to EBITDA ratio is less than 2.00 to 1.00, the percentage of excess cash flow will be 25% and otherwise, 50%. The Excess Cash Flow Sweep for the period ending December 31, 2019 totaled $0.3 million and was paid on March 17, 2020.

On February 28, 2020, QL, as the borrower, and QLH, as the guarantor, amended the 2019 Credit Facilities providing for incremental borrowing term loan capacity of up to $5.0 million (“Delayed Draw Term Loan”) and had a commitment termination date of May 28, 2020. If and when drawn, the Delayed Draw Term Loan will carry interest at the same rate as the 2019 Credit Facilities and will amortize over the same term as the 2019 Term Loan Facility, with no material changes to covenants, seniority, or security. The Delayed Draw Term Loan was undrawn and expired on May 28, 2020.

As of June 30, 2020, the Company had no amounts outstanding on the 2019 Revolving Credit Facility and $97.0 million outstanding, net of deferred debt issuance costs of $1.5 million, on the 2019 Term Loan Facility, of which $0.4 million was classified within current portion of long-term debt and $96.4 million was classified within long-term debt, net of current portion.

The 2019 Credit Facilities bear interest at a rate equal to LIBOR plus 4.85% on borrowings. The expected future principal payments for all borrowings as of June 30, 2020 is as follows (in thousands):

Contractual maturity

Six Months Ended June 30,
2020—Remaining Period	$500
2021	1,000
2022	1,000
2023	1,000
2024	1,000
2025	93,940

Debt and issuance costs	98,440
Unamortized debt issuance costs	(1,488)
Total long term debt	$96,952

The Company incurred interest expense of $3.3 million and $3.3 million during the six months ended June 30, 2020 and 2019, respectively. Included in interest expense is $0.2 million and $0.4 million of amortization of debt issuance costs during the six months ended June 30, 2020 and 2019, respectively. As of June 30, 2020, unamortized deferred debt issuance costs amounted to $1.5 million compared to $1.9 million as of June 30, 2019. Accrued interest was less than $0.1 million as of June 30, 2020 and 2019, respectively.

9. Commitments and contingencies

Operating leases

The Company is obligated under certain non-cancellable operating leases for its facilities, which expire on various dates through 2027. Certain facility leases contain predetermined fixed escalation of minimum rents.

QL Holdings LLC and subsidiaries

Unaudited notes to condensed consolidated financial statements

The Company recognizes rent expense on a straight-line basis for these leases and records the difference between recognized rental expense and the amounts payable under the lease agreement as deferred rent. The deferred rent liability was $0.4 million and $0.4 million as of June 30, 2020 and 2019, respectively. Total rental expense amounted to $0.3 million and $0.3 million for the six months ended June 30, 2020 and 2019, respectively, and is recorded in operating expenses in the condensed consolidated statements of operations.

Future minimum lease payments under the non-cancellable leases are as follows:

(in thousands)	Rent payments

Six Months Ended June 30,
2020—Remaining Period	$243
2021	539
2022	555
2023	572
2024	598
2025	616
Thereafter	557

Total	$3,680

Litigation

The Company is subject to certain legal proceedings and claims that arise in the normal course of business. In the opinion of management, the Company does not believe that the amount of liability, if any, as a result of these proceedings and claims will have a materially adverse effect on the Company’s consolidated financial position, results of operations, and cash flows. As of June 30, 2020 and December 31, 2019, the Company does not have any contingency reserves established for any litigation liabilities.

10. Redeemable Class A units and members’ deficit

Authorized, issued, and outstanding units

As of June 30, 2020, there are 1,136,842 Class A units authorized and 852,631 units issued and outstanding (excluding 284,211 units subject to possible redemption and 169,943 Class B units authorized with 161,300 units issued, of which 73,380 are vested and outstanding.

Redeemable Class A units

QLH’s Class A units that are held by ICG feature a redemption right that are considered to be outside of the Company’s control. The key terms and conditions of this redemption right are as follows.

The redemption right may be exercised on three dates which are on the fifth, seventh, and ninth anniversary of the Insignia Recapitalization of February 26, 2019 and must be settled by the Company no later than one year from the exercise date. The redemption may only be exercised on all of ICG’s Class A units at once. At settlement, the Company must pay an amount of cash equal to the Class A redemption value (as defined in the third amended and restated limited liability company agreement). The Company may, instead of settling the

QL Holdings LLC and subsidiaries

Unaudited notes to condensed consolidated financial statements redemption right as noted above on or prior to the settlement date, engage a nationally recognized investment banking firm to conduct a marketing process with respect to a sale of the Company, on or prior to the settlement date. In the event that the Company enters into a binding definitive agreement with respect to a sale of the Company, ICG will be entitled to receive an amount in full exchange for all of the Class A units equal to the aggregate amount of the Class A redemption value (as defined in the third amended and restated limited liability company agreement) on the date the sale is consummated, based on the Class A redemption value (as defined in the third amended and restated limited liability company agreement) for the Company and its subsidiaries, taken as a whole based on the transaction value ascribed to the Company and its subsidiaries.

If the Company enters into a binding definitive agreement to consummate a Liquidation Event (as defined in the third amended and restated limited liability company agreement—including, for example a qualified offering of the Company’s stock) that would not otherwise result in the sale, lease, transfer, or other disposition of all or substantially all of the Company’s assets or the sale, transfer or other disposition of all of ICG’s Class A units, ICG will have the right, to elect to sell, transfer or otherwise dispose of all of the Class A units held by ICG in the Liquidation Event by electing to participate in the Liquidation Event within 10 business days of receiving notice by the Company of the Liquidation Event. Upon the consummation of the Liquidation Event, ICG will be entitled to receive an amount in respect of its entire Class A units based on the transaction value ascribed to the Company and its subsidiaries in such Liquidation Event. In the event that ICG elects to participate in the Liquidation Event, and the Liquidation Event does not otherwise result in the sale, transfer, or other disposition of all of ICG’s Class A units, the redemption right on any remaining Class A units continuing to be held by ICG will be cancelled for no further consideration.

If the redemption right is not exercised, the redemption right will terminate upon and following the first to occur of; the ninth anniversary of the ICG investment date, the consummation of a Qualified Public Offering (as defined in the third amended and restated limited liability company agreement), and the date on which the Company enters into a binding definitive agreement for a Liquidation Event.

The Company accounts for its Class A units subject to possible redemption in accordance with the guidance in FASB ASC 480. Conditionally redeemable Class A units (including Class A units that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within QLH’s control) are classified as temporary equity. If the Class A units are probable of becoming redeemable, QLH recognizes changes in redemption value immediately as they occur and will adjust the carrying value of the security to equal the redemption value at the end of each reporting period. In doing so, QLH views the end of the reporting period as if it were the redemption date. Increases or decreases in the carrying amount of redeemable Class A units are effected by charges against or credits to accumulated deficit with credits being recognized only to the extent of previous charges. As of June 30, 2020 and 2019 the Company has assessed redemption of the Class A units as probable. Accordingly, as of June 30, 2020, 284,211 units of the 1,136,842 outstanding Class A units were classified outside of permanent equity.

Member distributions

Member distributions generally represent reimbursement of the tax liability passed through to members of QLH as a result of the taxable income generated by QLH.

QL Holdings LLC and subsidiaries

Unaudited notes to condensed consolidated financial statements

Class A units

Class A units are entitled to: one vote for each Class A unit; distributions from QLH’s operations and dispositions of QLH’s assets, at such times and in such amounts as approved by the board of directors (“BOD”), in the proportion of units held to the total units issued and outstanding; and liquidating distributions, as approved by the BOD, in the proportion of units held to the total units issued and outstanding.

Class B units

Class B units are non-voting and will participate in the same distributions from QLH’s operations and dispositions of QLH’s assets and liquidating distributions as the Class A units, provided that cumulative distributions up to the applicable Participation Threshold (as defined in the third amended and restated LLC agreement) have already been paid to the other holders of QLH’s units (the “performance condition”). Class B units are reserved for issuance to directors, employees, managers, independent contractors, and advisors of QLH and its subsidiaries, upon approval of the BOD. Upon the occurrence of a Termination Event (as defined in the third amended and restated LLC agreement) at QLH’s discretion, the vested Class B units are repurchased at fair value and the unvested Class B units are forfeited.

11. Equity-based compensation

QLH Class B Restricted Unit Plan

QLH’s Class B Restricted Unit Plan (the “Plan”) authorizes QLH to issue Class B units to directors, employees, managers, independent contractors, and advisors of QLH and its subsidiaries upon approval of the BOD.

Class B units granted to employees are generally subject to a four-year vesting period, whereby the incentive awards become 25% vested on the first anniversary from the beginning of the requisite service period and then vest ratably on a monthly basis thereafter through the end of the vesting period.

As of June 30, 2020, the total number of Class B units that may be issued under the Plan was 169,943, of which 8,643 units remained available for future grant as of June 30, 2020.

The option pricing model assumptions for determining the fair value of the Class B units in the six months ended June 30, 2020 and 2019 were as follows:

	Six months ended June 30,
	2020	2019
Expected term (in years)	2 years	3 years
Expected volatility	70%	70%
Expected dividend yield	—	—
Risk-free interest rate	0.20% - 1.41%	2.19%
Discount for lack of marketability	30%	30%

QL Holdings LLC and subsidiaries

Unaudited notes to condensed consolidated financial statements

Equity compensation awards activity

The following is a summary of the Class B units’ activity for the six months ended June 30, 2020:

	Number of units	Weighted-average grant date fair value/unit	Aggregate intrinsic value (in thousands)

Class B units
Outstanding as of December 31, 2019	163,800	$61.62	$28,622
Granted	9,500	82.52
Repurchased	(8,568)	51.03
Forfeited or canceled	(3,432)	74.22

Outstanding as of June 30, 2020	161,300	$63.15	$39,187

As of June 30, 2020, the Company had 73,380 vested units and 87,920 unvested units of Class B units with weighted average grant date fair value per unit of $55.12 and $69.83, respectively. The aggregate intrinsic value of the unvested shares of Class B units as of June 30, 2020 was $20.8 million. As of June 30, 2019, the Company had 51,015 vested units and 104,915 unvested units of Class B units with weighted average grant date fair value per unit of $41.61 and $70.00, respectively. During the six months ended June 30, 2020, 32,516 units were vested with aggregate intrinsic value of $7.3 million.

During the six months ended June 30, 2020 and 2019, the Company recognized $0.8 million and $1.3 million of equity-based compensation expense for the amount by which the amount paid to redeem the units exceeded the fair value at the date of redemption. These amounts are included within operating cash flow. Redemptions include redemptions arising in connection with the Insignia Recapitalization as well as optional unit repurchases by the Company following an employee’s termination of employment. Cash used to settle the redemptions was $2.2 million and $4.6 million for the six months ended June 30, 2020 and 2019, respectively.

Equity-based compensation expense

The Company recorded equity-based compensation expense in the following expense categories in its condensed consolidated statements of operations (in thousands):

	Six months ended June 30,
	2020	2019
Cost of revenue	$40	$139
Sales and marketing	155	376
Product development	629	890
General and administrative	1,123	1,156

Total equity-based compensation	$1,947	$2,561

As of June 30, 2020 and 2019, unrecognized compensation cost related to the Class B units was $6.1 million and $6.8 million, respectively, and will be recognized over a weighted-average period of 2.9 years as of June 30, 2020 and 3.6 years as of June 30, 2019.

QL Holdings LLC and subsidiaries

Unaudited notes to condensed consolidated financial statements

12. Subsequent events

The Company has evaluated subsequent events that have occurred from June 30, 2020 to September 16, 2020, which is the date that the interim condensed consolidated financial statements were available to be issued and determined that there were no subsequent events or transactions that required recognition in the condensed consolidated financial statements other than the matter described below.

Distribution to members

From July 1, 2020 through September 16, 2020, the Company distributed $5.7 million to its members.

Until and including                 , 2020, all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

MediaAlpha, Inc.

Primary offering of              shares of Class A common stock

Secondary offering of              shares of Class A common stock

PRELIMINARY PROSPECTUS

J.P. Morgan	Citigroup

                , 2020

Part II

Not required in prospectus

Item 13. Other expenses of issuance.

The following table sets forth the various expenses, other than the underwriting discount, payable in connection with the offering contemplated by this registration statement. All of the fees set forth below are estimates except for the SEC registration fee, the FINRA fee and the stock exchange listing fee.

Payable by the registrant
SEC registration fee	$ *
FINRA fee	$ *
Stock exchange listing fee	$ *
Blue Sky fees and expenses	$ *
Printing expenses	$ *
Legal fees and expenses	$ *
Accounting fees and expenses	$ *
Transfer agent and registrar fees	$ *
Miscellaneous fees and expenses	$ *
Total	$ *

* To be furnished by amendment.

Item 14. Indemnification of directors and officers.

Section 145 of the General Corporation Law of the State of Delaware (the “DGCL”), provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the registrant. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Our amended and restated certificate of incorporation will provide for indemnification by us of our directors and officers to the fullest extent permitted by the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL or (4) for any transaction from which the director derived an improper personal benefit. Our amended and restated certificate of incorporation will provide for such limitation of liability.

We maintain standard policies of insurance under which coverage is provided (a) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, and (b) to us with respect to payments which may be made by us to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

We expect that the underwriting agreement, the form of which will be filed as an exhibit to the registration statement, will provide for indemnification of directors and officers of MediaAlpha, Inc. by the underwriters against certain liabilities.

We may enter into customary indemnification agreements with our directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under the DGCL against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Item 15. Recent sales of unregistered securities.

On                     , 2020, we issued                shares of our Class A common stock and                shares of our Class B common stock in connection with the transactions that we refer to as the offering reorganization. The issuance of such shares of Class A common stock and Class B common stock was not registered under the Securities Act of 1933, because the shares were offered and sold in a transaction by us not involving any public offering and exempt from registration under Section 4(a)(2) of the Securities Act of 1933.

Item 16. Exhibits and financial statement schedules.

(a) Exhibits: The list of exhibits set forth under “Exhibit Index” at the end of this Registration Statement is incorporated herein by reference.

Some of the agreements included as exhibits to this Registration Statement contain representations and warranties by the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (1) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (2) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (3) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (4) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement. We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosures of material information regarding contractual provisions are required to make the statements in this Registration Statement not misleading.

(b) Financial Statement Schedules: No financial statement schedules have been submitted because they are not required or are not applicable or because the information required is included in the financial statements or the notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The registrant hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Exhibit index

Exhibit number	Exhibit description

1.1**	Form of Underwriting Agreement

3.1**	Amended and Restated Certificate of Incorporation of MediaAlpha, Inc.

3.2**	Amended and Restated Bylaws of MediaAlpha, Inc.

4.1**	Form of Class A Common Stock Certificate of MediaAlpha, Inc.

4.2**	Form of Registration Rights Agreement

5.1**	Opinion of Cravath, Swaine & Moore LLP

10.1**	Third Amended and Restated Limited Liability Company Agreement of QL Holdings LLC, dated as of July 1, 2020

10.2**	Form of Fourth Amended and Restated Limited Liability Company Agreement of QL Holdings LLC

10.3**	Form of Tax Receivables Agreement

10.4**	Form of Exchange Agreement

10.5**	Form of Stockholders’ Agreement by and among White Mountains, Insignia and the Founders

10.6**	Form of Reorganization Agreement

10.7**†	Amended and Restated QL Holdings LLC Class B Restricted Unit Plan

10.8**†	Form of Restricted Unit Award Agreement for Founders

10.9**†	2014 Form of Restricted Unit Award Agreement for Officers other than Founders

10.10**†	2019 Form of Restricted Unit Award Agreement for Officers other than Founders

10.11**†	Employment Agreement, dated as of February 3, 2019, by and among Steven Yi and QuoteLab, LLC, QuoteLab Holdings, Inc. and QL Holdings LLC

10.12**†	Employment Agreement, dated as of February 3, 2019, by and among Eugene Nonko and QuoteLab, LLC, QuoteLab Holdings, Inc. and QL Holdings LLC

10.13**†	Severance Agreement, entered into as of June 2, 2014, by and between Keith Cramer and QuoteLab, LLC

10.14**†	MediaAlpha, Inc. 2020 Omnibus Incentive Plan

10.15**	2020 Credit Agreement

21.1**	Subsidiaries of MediaAlpha, Inc.

23.1**	Consent of PricewaterhouseCoopers LLP

23.2**	Consent of Cravath, Swaine & Moore LLP (contained in its opinion filed as Exhibit 5.1 hereto)

24.1**	Power of attorney (included on the signature page to this registration statement)

*	Filed herewith.
**	To be filed by amendment.
†	Indicates management contract or compensatory plan.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in                     , on                     , 2020.

MediaAlpha, Inc.

By:
Name:
Title:

Signatures and powers of attorney

Each of the undersigned officers and directors of MediaAlpha, Inc. hereby severally constitutes and appoints                  and                 , and each of them acting alone, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any subsequent registration statement filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC and any applicable securities exchange or securities self-regulatory body, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them individually, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

	Signature	Title	Date

By:	Steven Yi	Chief Executive Officer and Director (Principal Executive Officer)	, 2020

By:	Tigran Sinanyan	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2020

By:		Director	, 2020

By:		Director	, 2020

By:		Director	, 2020

By:		Director	, 2020

By:		Director	, 2020